Form 10-K, Exhibit 13
period 1994-12-31
BARNES GROUP INC
filed 1995-03-10
CIK 9984

MANAGEMENT'S DISCUSSION AND ANALYSIS                    BARNES GROUP INC.

SALES

In 1994, the company's sales of $569 million were up 13.3% over 1993. Sales in 1993 were $502 million, 5% below 1992's level of $529 million. Included in the 1992 consolidated statement of income was $29 million of sales from the Pioneer division which was sold at the end of 1992.

Associated Spring's sales for 1994 increased 17% to $272 million, following an increase of 15% in 1993. All operating units reported solid sales gains. Sales were strong in all market sectors, especially transportation and electronics. In North America, increased penetration of a strong automotive market and increases in sales to industrial markets contributed to the sales gains. Internationally, the group's Singapore operation continued its excellent penetration of the electronics industry while Brazil increased its export sales. The group's distribution business, which markets die springs and precision stock springs, also reported good sales growth.

Bowman Distribution's 1994 sales were $215 million, up $22 million or 11% from 1993. Bowman U.S., the group's largest business unit, achieved a sales increase of 12% over 1993. This sales gain was primarily the result of the progress made in improving the performance of its field sales organization and gains in its Custom Service Division. Sales from Bowman's businesses in Europe also increased 12% mainly because of the expansion in the U.K. of the Bowman System business. Bowman's Canadian business also showed year-over-year gains in sales, although this increase was dampened when converted to U.S. dollars due to a weaker Canadian dollar. Bowman Distribution's 1993 sales of $193 million were down $45 million from 1992. As noted above, much of the 1993 sales decline resulted from the sale of Bowman Distribution's Pioneer division at the end of 1992.

Barnes Aerospace sales were $82 million in 1994, up 7% from 1993, following a decline of 15% in 1993. Strong gains were reported by the group's Advanced Fabrications and its Repair and Overhaul businesses. The sales of the group's Precision Machining business were adversely affected by weakness in both its commercial and military markets.

OPERATING INCOME

Consolidated operating income in 1994 was $36.6 million, compared to $12.5 million in 1993 and $7.3 million in 1992. Provisions for plant closings and restructurings taken in both 1993 and 1992 dampened operating earnings in each of these years. Excluding these charges, operating income was $17.4 million in 1993 and $25.1 million in 1992. The gain in operating income in 1994 resulted from the increased volume of business, manufacturing efficiencies and overall containment of costs. The focus on cost control led to lower selling and administrative expenses, stated as a percent of sales, in 1994, as compared to prior years.

Operating income in 1993 included a $3.4 million charge for a plant consolidation and work force reduction at Barnes Aerospace and a $1.5 million charge for a plant consolidation at Associated Spring's Mexican operations. Operating income in 1992 included a $4.7 million charge for restructuring the sales organization at Bowman's U.S. business, a provision of $9.1 million to cover plant closings at Associated Spring, and a $4.0 million charge related to the termination of a contract for C-17 aircraft parts at Barnes Aerospace's Advanced Fabrications business.

Associated Spring's 1994 operating income rose $13.1 million, or 46%, from the 1993 level before plant closing provisions. Gains in manufacturing productivity coupled with excellent control of selling and administrative expenses resulted in highly leveraged profit growth on the group's strong sales gain.

Bowman's operating income in 1994 of $12.6 million was $5.9 million above the 1993 level. This gain reflects a higher sales volume in both the U.S. and Europe and sharply lower selling and administrative expenses, stated as a percent of sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Excluding the 1993 plant closing and restructuring charges, Barnes
Aerospace's operating loss was reduced by $2.7 million in 1994. The 1994 operating loss of $1.8 million included $1.1 million of severance costs recognized in the fourth quarter. The smaller loss in 1994 was due to ongoing productivity improvements and cost reduction programs. In addition, the group's Repair and Overhaul business achieved good profit leverage on significantly higher sales volume. On the negative side, the Advanced Fabrications unit suffered from high development and start-up costs associated with new business in 1994.

Please refer to Note 14 of the Notes to Consolidated Financial Statements on pages 26-27 for further information about the company's operations by business segment.

NON-OPERATING INCOME/EXPENSE

Other income was $4.6 million in 1994, $4.1 million in 1993 and $3.5 million in 1992, and includes $2.3 million, $1.7 million and $0.9 million, respectively, from the company's investment in NASCO, a company jointly owned with NHK
Spring Co., Ltd. of Japan. Interest income, another component of other income, increased 56% over 1993 to $1.3 million, primarily due to higher interest rates on funds invested in Brazil.

Interest expense decreased slightly in 1994 following a sharp decline in 1993. In 1994, the impact of lower debt levels was largely offset by higher interest rates. Lower debt levels and interest rates caused the decline in 1993.

Other expenses decreased in 1994 following an increase in 1993 primarily due to foreign exchange and translation losses. These losses were $0.5 million, $1.7 million and $0.1 million in 1994, 1993 and 1992, respectively.

INCOME TAXES

The company's effective tax rate was 40.1% in 1994 compared with 47.8% in 1993 and 24.0% in 1992. Note 7 of the Notes to Consolidated Financial Statements on page 22 contains an explanatory table showing the factors affecting the company's effective tax rate in each of these years.

At December 31, 1994, the company had deferred income tax assets of $56.9 million, less a valuation allowance of $6.0 million, and deferred income tax liabilities of $18.4 million. Management believes that sufficient income will be earned in future years to realize the deferred tax assets.

NET INCOME AND NET INCOME PER SHARE

Consolidated income was $20.3 million in 1994, $4.4 million in 1993 and $5.8 million, before the effect of accounting changes, in 1992. On a per share basis, income for 1994 was $3.20, compared to $.70 in 1993 and $.94, before effect of accounting changes, in 1992. In 1992, after giving effect to accounting changes, the company had a net loss of $34.9 million, or $5.62 per share.

INFLATION

Management believes that inflation during the 1992-1994 period did not have a material impact on the company's historical financial statements.

FINANCIAL CONDITION

The company's financial condition, as measured by its statement of cash flows and balance sheet, remained strong. The following is a discussion of the significant elements of these financial statements.

Cash Flows

Operating activities are the principal source of cash flows for the company, generating $38 million in 1994, $18 million more than 1993. During the past three years, operating activities provided over $100 million in cash which the company used to pay dividends to stockholders and fund significant investments in new plant and equipment.

 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing activities utilized cash of $31 million in 1994 compared with $21 million in 1993. Capital expenditures of $32 million continued at an accelerated pace in 1994, 43% higher than 1993 and nearly 100% higher than 1992. During the past three years the company has invested over $70 million in new plant and equipment with nearly 60% of that invested at Associated Spring in new equipment aimed at improving quality and productivity and providing for the manufacture of new products.
In 1995, capital expenditures are expected to exceed 1994's level, with the level of investments in all three businesses expected to be up.

The company's financing activities used cash of $8 million in 1994 compared to $11 million in 1993. In 1994 and 1993 the company continued to use surplus cash generated by its U.S. operations to reduce borrowings under short-term lines of credit. Cash dividends were increased in the fourth quarter of 1994 from $.35 per share to $.40 per share. Partially offsetting these uses was the cash generated from the issuance of common stock, largely in response to the exercise of employee stock options.

Liquidity and Capital Resources

The company's liquidity, measured in terms of the level of working capital, was $88 million at December 31, 1994, compared to $87 million at December 31, 1993. The current ratio, a key measure of liquidity, approximated 2.0 at both December 31, 1994 and 1993.

In evaluating the company's working capital position, consideration should be given to the fact that the majority of its inventories are accounted for on a LIFO basis. If these inventories were stated on a current cost basis, their value would have been higher by $13 million in both 1994 and 1993.

The company's ratio of debt to total capitalization improved to 28% at year-end 1994 from 31% at year-end 1993. For this purpose, total capitalization is defined as total interest-bearing debt, plus accrued long-term retirement benefits, other long-term liabilities and stockholders' equity, excluding the guaranteed ESOP obligation.

During 1994, the company funded nearly $13 million of cash requirements for its operations in Mexico and Europe using surplus cash from other foreign operations. Foreign cash requirements in 1995 are expected to be funded in this manner. To supplement internal cash generation in the U.S., the company maintains substantial bank borrowing facilities. At December 31, 1994, the company had $100 million of borrowing capacity available under a revolving credit agreement which expires in December of 1999. In addition, the company has available approximately $155 million in uncommitted, short-term bank credit lines, of which $30 million was in use at December 31, 1994. During 1994 and 1993, the company maintained long-term debt of $70 million, comprised in part, of borrowings under its short-term bank credit lines backed by its long-term revolving credit agreement. The company has found this to be a cost effective approach to long-term financing and intends to continue this approach in 1995. The company believes these bank credit facilities coupled with cash generated from operations are adequate for its future requirements.

CHANGES IN ACCOUNTING PRINCIPLES

As of January 1, 1992, the company recorded the effect of changes in three accounting principles: one related to postretirement benefits other than pensions (FAS 106), another for other postemployment benefits (FAS 112), and a third for income taxes (FAS 109). The aggregate, one-time effect of these changes reflected in the 1992 results was a charge of $40.7 million net of tax benefits, equal to $6.56 per common share.

                                                                       13

CONSOLIDATED STATEMENTS OF INCOME                                               BARNES GROUP INC.


(Dollars in thousands, except per share data)
Years Ended December 31,                                                                 1994             1993             1992
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $569,197         $502,292         $529,073
Cost of sales                                                                         366,455          323,950          336,030
Selling and administrative expenses                                                   166,093          160,904          167,949
Plant closings and restructurings                                                          --            4,900           17,835
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                      532,548          489,754          521,814
- -------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                       36,649           12,538            7,259
Gain on sale of Pioneer division                                                           --               --            5,000
Other income                                                                            4,611            4,117            3,464
Interest expense                                                                        5,133            5,187            6,609
Other expenses                                                                          2,205            3,077            1,443
- -------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
    effect of accounting changes                                                       33,922            8,391            7,671
Income taxes                                                                           13,606            4,008            1,838
Income before effect of accounting changes                                             20,316            4,383            5,833
Cumulative effect of accounting changes                                                    --               --          (40,695)
- -------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                     $20,316           $4,383         $(34,862)
===============================================================================================================================
Per common share:
    Income before effect of accounting changes                                          $3.20             $.70             $.94
    Cumulative effect of accounting changes                                                --               --            (6.56)
- -------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                                   $3.20             $.70           $(5.62)
===============================================================================================================================
    Dividends                                                                           $1.45            $1.40            $1.40

Average common shares outstanding                                                   6,353,777        6,249,966        6,202,305

See accompanying notes.

CONSOLIDATED BALANCE SHEETS                                                                                  BARNES GROUP INC


(Dollars in thousands)
December 31,                                                                                              1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
    Cash and cash equivalents                                                                          $22,023          $24,129
    Accounts receivable, less allowances
      (1994 - $3,222; 1993 - $2,217)                                                                    86,877           77,651
    Inventories                                                                                         50,845           50,491
    Deferred income taxes                                                                               12,147           12,642
    Prepaid expenses                                                                                     3,645            3,827
- -------------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                         175,537          168,740
Deferred income taxes                                                                                   23,854           22,277
Property, plant and equipment                                                                          112,569          103,043
Goodwill                                                                                                20,614           21,201
Other assets                                                                                            19,382           18,035
- -------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          $351,956         $333,296
===============================================================================================================================

















LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Notes payable                                                                                       $7,903          $10,553
    Accounts payable                                                                                    31,424           27,165
    Accrued liabilities                                                                                 45,713           42,003
    Guaranteed ESOP obligation-current                                                                   2,172            2,008
- -------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                     87,212           81,729

Long-term debt                                                                                          70,000           70,000
Guaranteed ESOP obligation                                                                               9,839           12,011
Accrued retirement benefits                                                                             66,817           65,338
Other liabilities                                                                                       10,949           12,369
Stockholders' equity
    Common stock - par value $1.00 per share
      Authorized: 20,000,000 shares
          Issued: 7,345,923 shares stated at                                                            15,737           15,737
    Additional paid-in capital                                                                          27,772           28,745
    Retained earnings                                                                                  118,938          107,668
    Foreign currency translation adjustments                                                            (8,715)          (6,464)
    Treasury stock at cost (1994 - 916,748 shares;
      1993 - 1,052,440 shares)                                                                         (34,582)         (39,818)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       119,150          105,868
    Guaranteed ESOP obligation                                                                         (12,011)         (14,019)
- -------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                             107,139           91,849
- -------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                            $351,956         $333,296
===============================================================================================================================

See accompanying notes.

                                                                         15

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                    BARNES GROUP INC.


(Dollars in thousands)
Years Ended December 31,                                                                 1994             1993             1992
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

    Net income (loss)                                                                 $20,316           $4,383         $(34,862)
    Adjustments to reconcile net income (loss)
      to net cash from operating activities:
          Cumulative effect of accounting changes                                          --               --           40,695
          Depreciation and amortization                                                23,733           23,094           23,741
          Gain on sale of Pioneer division                                                 --               --           (5,000)
          Gain on sale of property, plant and equipment                                  (151)            (442)            (343)
          Translation losses                                                              356            1,459              897
          Changes in assets and liabilities:
            Accounts receivable                                                        (9,411)          (4,504)             782
            Inventories                                                                (1,037)           1,599            7,712
            Accounts payable                                                            4,298            3,113            3,592
            Accrued liabilities                                                         2,630           (6,369)           9,302
            Deferred income taxes                                                        (485)           1,992           (5,653)
            Other liabilities and assets                                               (2,549)          (4,683)           2,161
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                          37,700           19,642           43,024


INVESTING ACTIVITIES

    Proceeds from sale of Pioneer division                                                 --               97           16,959
    Proceeds from sale of property, plant and equipment                                 2,835            4,506            2,944
    Capital expenditures                                                              (31,848)         (22,216)         (16,238)
    Redemption of marketable securities                                                    --               --            3,072
    Other                                                                              (2,252)          (3,111)          (1,771)
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash (used) provided by investing activities                                  (31,265)         (20,724)           4,966







FINANCING ACTIVITIES

    Net decrease in notes payable                                                      (2,653)          (4,377)          (7,836)
    Proceeds from the issuance of common stock                                          3,956            1,706            1,189
    Payments to retire long-term debt                                                      --               --           (8,714)
    Other                                                                                  --               --              (77)
    Dividends paid                                                                     (9,223)          (8,756)          (8,684)
- -------------------------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                                              (7,920)         (11,427)         (24,122)

Effect of exchange rate changes on cash flows                                            (621)          (2,430)          (2,761)
- -------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                       (2,106)         (14,939)          21,107
Cash and cash equivalents at beginning of year                                         24,129           39,068           17,961
- -------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $22,023          $24,129          $39,068
===============================================================================================================================

See accompanying notes.

 16

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                                                   BARNES GROUP INC.

                                                                                Foreign
                                                   Additional                  Currency               Guaranteed
                                           Common     Paid-In   Retained    Translation    Treasury         ESOP   Stockholders'
(Dollars in thousands)                      Stock     Capital   Earnings    Adjustments       Stock   Obligation         Equity
- -------------------------------------------------------------------------------------------------------------------------------
January 1, 1992                           $15,737     $29,684   $155,151          $(261)   $(43,904)    $(17,594)      $138,813

Net loss                                                         (34,862)                                               (34,862)
Cash dividends                                                    (8,684)                                                (8,684)
Employee stock plans                                     (182)                                1,416                       1,234
Guaranteed ESOP obligation                                                                                 1,718          1,718
Income tax benefits on unallocated
    ESOP dividends                                                   233                                                    233
Translation adjustments                                                          (4,877)                                 (4,877)
- -------------------------------------------------------------------------------------------------------------------------------
December 31, 1992                          15,737      29,502    111,838         (5,138)    (42,488)     (15,876)       93,575

Net income                                                         4,383                                                  4,383
Cash dividends                                                    (8,756)                                                (8,756)
Employee stock plans                                     (757)                                2,670                       1,913
Guaranteed ESOP obligation                                                                                 1,857          1,857
Income tax benefits on unallocated
    ESOP dividends                                                   203                                                    203
Translation adjustments                                                          (1,326)                                 (1,326)
- -------------------------------------------------------------------------------------------------------------------------------
December 31, 1993                          15,737      28,745    107,668         (6,464)    (39,818)     (14,019)        91,849

Net income                                                        20,316                                                 20,316
Cash dividends                                                    (9,223)                                                (9,223)
Employee stock plans                                     (973)                                5,236                       4,263
Guaranteed ESOP obligation                                                                                 2,008          2,008
Income tax benefits on unallocated
    ESOP dividends                                                   177                                                    177
Translation adjustments                                                          (2,251)                                 (2,251)
- -------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                         $15,737     $27,772   $118,938        $(8,715)   $(34,582)    $(12,011)      $107,139
===============================================================================================================================

See accompanying notes.
                                                                       17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts included in the notes are stated in thousands except per share data and the tables in Note 14.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The company accounts for its 45% investment in the common stock of NASCO, an automotive suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. Other income in the accompanying income statements includes $2,314, $1,734 and $940 for the years 1994, 1993 and 1992, respectively, of income from the Company's investment in NASCO.

Certain reclassifications have been made in the 1993 and 1992 amounts to conform with the 1994 presentation.

REVENUE RECOGNITION: Sales and related cost of sales are recognized when products are shipped to customers.

CASH AND CASH EQUIVALENTS: All highly liquid investments purchased with a maturity of three months or less are cash equivalents and are carried at fair market value.

INVENTORIES: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of all U.S. inventories which represent 74% of total inventories. The cost of foreign subsidiary inventories was determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is provided using accelerated methods over estimated useful lives ranging generally from 20 to 50 years for buildings, 3 to 17 years for machinery and equipment and 2 to 5 years for tooling. Maintenance and repairs charged to expense were $16,341, $12,966 and $11,952 in 1994, 1993 and 1992, respectively.

GOODWILL: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. The company has determined that there is no indication of any impairment in the value of goodwill. Accumulated amortization was $7,002 and $6,415 at December 31, 1994 and 1993, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations, except those in countries with high rates of inflation, are translated at year-end rates of exchange; revenue and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in foreign currency translation adjustments within stockholders' equity.

For operations in countries that have high rates of inflation, translation gains and losses are included in net income. These losses, along with those generated from foreign currency transactions, were $550, $1,661 and $147 in 1994, 1993 and 1992, respectively.

INCOME (LOSS) PER COMMON SHARE: Income (loss) per common share is based on the weighted average number of common shares outstanding during the year. The effect of common stock equivalents (stock options) is not material.
For purposes of calculating income per share, Employee Stock Ownership Plan
(ESOP) shares are considered outstanding.

CHANGES IN ACCOUNTING PRINCIPLE: Effective January 1, 1992, the company adopted three new accounting standards, Statements of Financial Accounting Standards No. 106, No. 109 and No. 112.

Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires companies to recognize the estimated future cost of providing health and other post-retirement benefits on an accrual basis during the period such benefits are earned by employees. These benefits were previously expensed when paid. The company elected to record the previously unrecognized service cost of these benefits immediately, reducing 1992 net income by $38,054, ($63,424 less related deferred income tax benefit of $25,370) or $6.14 per share.

                                                            BARNES GROUP INC.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires that the liability method be used to calculate deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized on temporary differences between the financial statement and tax bases of assets and liabilities using applicable tax rates. The cumulative effect of this standard was to reduce 1992 net income by $950 or $.15 per share.

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," requires that the cost of benefits provided to former or inactive employees be recognized on the accrual basis of accounting. Previously, the company recognized postemployment benefit costs (primarily medical benefits provided to certain employees receiving workers' compensation or long-term disability benefits) when paid. The cumulative effect of this change in accounting principle, net of deferred income tax benefit, reduced 1992 net income by $1,691, or $.27 per share.

2. DIVESTITURE

In December, 1992, the company sold its Pioneer division (formerly part of the Bowman Distribution business segment) for $17,056 in cash. The company recognized a pre-tax gain of $5,000 on the sale. Sales for Pioneer in 1992 included in the company's consolidated income statement were $29,349.










3. INVENTORIES

Inventories at December 31, consisted of:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Finished goods                                                                                         $28,769          $25,527
Work-in-process                                                                                         13,697           17,117
Raw materials and supplies                                                                               8,379            7,847
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $50,845          $50,491
===============================================================================================================================

Inventories valued by the LIFO method aggregated $37,781 and $37,473 at December 31, 1994 and 1993, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $12,639 and $12,986 higher at those dates.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, consisted of:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Land                                                                                                  $  5,651         $  5,762
Buildings                                                                                               59,727           57,442
Machinery, equipment and tooling                                                                       210,807          193,402
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       276,185          256,606
Less accumulated depreciation                                                                          163,616          153,563
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $112,569         $103,043
===============================================================================================================================

                                                                         19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCRUED LIABILITIES

Accrued liabilities at December 31, consisted of:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Payroll and other compensation                                                                         $15,033          $10,371
Postretirement and postemployment benefits                                                               7,631            6,611
Vacation pay                                                                                             4,500            4,376
Accrued income taxes                                                                                     3,927            2,486
Pension and profit sharing                                                                               1,707            1,718
Plant closings and restructurings                                                                        1,611            5,932
Other                                                                                                   11,304           10,509
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $45,713          $42,003
===============================================================================================================================

6. DEBT AND COMMITMENTS

Long-term debt at December 31, consisted of:
                                                                                                  1994                   1993
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                       Carring              Fair       Carrying
                                                                                        Amount             Value         Amount
- -------------------------------------------------------------------------------------------------------------------------------
Senior Notes                                                                           $40,000           $42,100        $40,000
Borrowings under lines of credit                                                        23,000             23,00         23,000
Other                                                                                    7,000             7,000          7,000
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                       $70,000           $72,100        $70,000
===============================================================================================================================

Senior Notes placed with insurance companies are payable in thirteen semi-annual payments of $3,077, beginning in September, 1995, and bear interest at 9.47%. The fair value of these notes is determined using discounted cash flows based on the company's estimated current interest rate for similar types of borrowings. The carrying values of other long-term debt, notes payable and guaranteed ESOP obligation approximate their fair value.

The company has a revolving credit agreement with six banks that allows borrowings up to $100,000 under notes due December 6, 1999. A commitment fee of .17% per annum is paid on the unused portion of the commitments. The company had no borrowings under this agreement at December 31, 1994 and 1993.

The company has available approximately $155,000 in uncommitted, short-term bank credit lines, of which $30,000 and $33,500 were in use at December 31, 1994 and 1993, respectively. The interest rate on these borrowings was 6.2% and 3.4% at December 31, 1994 and 1993.

At December 31, 1994, the company classified $23,000 of borrowings under its lines of credit and $3,077 of its Senior Notes due within one year as long-term debt. The company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

                                                           BARNES GROUP INC.

The company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. During 1994 and 1993, the company used two interest rate swaps, one of which matured in 1994. Currently, the company maintains an interest rate swap agreement which effectively converts $20,000 of its fixed rate Senior Notes to floating rate debt with interest equal to LIBOR plus 83 basis points. The effective interest rate on this floating rate portion was 7.3% and 4.2% at December 31, 1994 and 1993, respectively. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. This swap decreases as the Senior Notes are repaid. The fair value of the swap is estimated based upon current settlement prices and was approximately $710 at December 31, 1994.

The company has guaranteed $7,400 of letters of credit and capital lease obligations related to its 45% investment in NASCO. In addition, the company has other outstanding letters of credit totalling $8,000 at December 31, 1994.

Maturities of long-term debt in each of the next five years are: $3,077, $6,154, $6,154, $6,154 and $29,154. As noted, the 1995 maturity has been classified as long-term.

Certain of the company's debt arrangements contain requirements as to maintenance of minimum levels of working capital and net worth, and place certain restrictions on dividend payments and acquisitions of the company's common stock. Under the most restrictive covenant in any agreement, $34,009 was available for dividends or acquisitions of common stock at December 31, 1994.

Interest paid was $5,626, $5,496 and $6,650 in the years 1994, 1993 and 1992, respectively.

7. INCOME TAXES

The components of income before income taxes and effect of accounting changes and the provision for income taxes follow:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
    effect of accounting changes:
      U.S.                                                                          $23,639            $6,212            $3,996
      International                                                                  10,283             2,179             3,675
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                    $33,922            $8,391            $7,671
- -------------------------------------------------------------------------------------------------------------------------------
Income tax provision:
    Current:
      U.S. - federal                                                                $ 7,975            $ (743)           $4,521
      U.S. - state                                                                    1,639              (172)            1,326
      International                                                                   4,477             2,931             1,644
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                     14,091             2,016             7,491
- -------------------------------------------------------------------------------------------------------------------------------
    Deferred:
      U.S. - federal                                                                   (403)            1,383            (4,601)
      U.S. - state                                                                      355               626            (1,201)
      International                                                                    (437)              (17)              149
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                       (485)            1,992            (5,653)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                    $13,606            $4,008            $1,838
===============================================================================================================================

                                                                        21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and liabilities at December 31, consist of the tax effects of temporary differences related to the following:
                                                                                  Assets                         Liabilities
- -------------------------------------------------------------------------------------------------------------------------------
                                                                          1994              1993              1994         1993
- -------------------------------------------------------------------------------------------------------------------------------
Plant closings and restructurings                                      $   794           $ 2,756          $     --     $     --
Depreciation and amortization                                           (7,155)           (8,292)            1,826        2,082
Inventory valuation                                                      6,295             5,383               587           13
Postretirement and postemployment benefits                              29,234            29,129                --           --
Tax loss carryforwards                                                   6,672             5,088                --           --
Other                                                                    6,147             5,360             1,050          883
- -------------------------------------------------------------------------------------------------------------------------------
                                                                        41,987            39,424             3,463        2,978
Valuation allowance                                                     (5,986)           (4,505)               --           --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                       $36,001           $34,919          $  3,463     $  2,978
===============================================================================================================================
Current deferred income taxes                                          $12,147           $12,642          $    587     $     14
Noncurrent deferred income taxes                                        23,854            22,277             2,876        2,964
- -------------------------------------------------------------------------------------------------------------------------------
                                                                       $36,001           $34,919          $  3,463     $  2,978
===============================================================================================================================













The components of the net deferred income tax balances recognized in the balance sheet at December 31, follow:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                                          $ 56,892     $ 55,861
Total deferred income tax asset
    valuation allowance                                                                                     (5,986)      (4,505)
Total deferred income tax liabilities                                                                      (18,368)     (19,415)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 32,538     $ 31,941
===============================================================================================================================

The company has not recognized deferred income taxes on $60,177 of undistributed earnings of its international subsidiaries since such earnings are considered to be reinvested indefinitely.
If the earnings were distributed in the form of dividends, the company would be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

















A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                                                 35.0%             35.0%             34.0%
Effect of graduated rates                                                                --              (1.0)               --
State taxes (net of federal benefit)                                                    3.8               3.6               1.9
Foreign losses without tax benefit                                                      4.0              25.2               3.5
Translation losses                                                                      0.4               5.9               4.0
Research and development tax credits                                                   (0.3)             (1.8)             (6.5)
Foreign tax rates                                                                      (3.1)             (5.2)             (0.4)
NASCO income                                                                           (2.0)             (5.9)             (4.2)
Pioneer sale                                                                             --                --              (7.7)
Goodwill amortization                                                                   0.7               2.7               3.2
Income tax benefit of allocated ESOP dividends                                         (0.9)             (3.2)             (3.6)
Enacted rate change                                                                      --              (9.5)               --
Other                                                                                   2.5               2.0              (0.2)
- -------------------------------------------------------------------------------------------------------------------------------
Consolidated effective income tax rate                                                 40.1%             47.8%             24.0%
===============================================================================================================================

Income taxes paid were $8,848, $4,255 and $7,843 in 1994, 1993 and 1992, respectively.

                                                            BARNES GROUP INC.

8. COMMON STOCK

In 1994, 1993 and 1992, 135,692, 70,504 and 43,283 shares of common stock were issued from treasury for the exercise of stock options, purchases by the Employee Stock Purchase Plan and various other incentive awards.

Each share of outstanding common stock contains a dividend distribution right (Right) which entitles the holder to purchase 1/100 of a share of Series
A Junior Participating Preferred Stock for one hundred dollars.

Separate rights certificates will be mailed to stockholders if a person or group acquires, or commences a tender or exchange offer for 50% or more of the outstanding shares of the company's common stock. The Rights, which have no voting or dividend rights, expire July 29, 1996 and may be redeemed by the company at a price of five cents per Right at any time until the tenth day following public announcement that a person or group has acquired or intends to acquire 50% or more of the outstanding common stock.

If, following the acquisition by a person or group of 50% or more of the outstanding shares of the company's common stock, the company is acquired in a merger or other business combination or 50% or more of the company's assets or earning power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

9. PREFERRED STOCK

At December 31, 1994 and 1993, the company had 3,000,000 shares of $1 par value preferred stock authorized, none of which were outstanding.

10. STOCK PLANS

All U.S. salaried and non-union hourly employees are eligible to participate in the company's Guaranteed Stock Plan (GSP). The GSP provides for the investment of employer and employee contributions in the company's common stock. The company guarantees a minimum rate of return on certain GSP assets.

The GSP is a leveraged Employee Stock Ownership Plan (ESOP). In 1989, the GSP purchased 579,310 shares of the company's common stock at a cost of $21,000 using the proceeds of a loan guaranteed by the company. These shares are held in trust and are issued to employees' accounts in the GSP as the loan is repaid. Principal and interest on the GSP loan are being paid in quarterly installments through 1999. The loan bears interest based on LIBOR. At December 31, 1994 the interest rate was 6.2%. Interest of $653, $592 and $773 was incurred in 1994, 1993 and 1992, respectively.

Contributions and certain dividends received are used in part by the GSP to service its debt. Contributions in-clude both employee contributions up to a maximum of 10% of eligible pay and matching company contributions.

The company contributions are equal to the amount required by the Plan to pay the principal and interest due under the Plan loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the Plan. The GSP used $1,323 of company dividends for debt service in 1994, and used $1,277 in each of the years 1993 and 1992. The company expenses all cash contributions made to the GSP. Compensation expense related to the GSP was $2,268, $2,452 and $1,682 in 1994, 1993 and 1992, respectively. In addition to the company shares held in trust, the GSP also purchases the company's common stock on the open market to meet its requirements.
As of December 31, 1994, the GSP held 1,184,332 shares of the company's common stock, of which 283,720 shares were unallocated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For financial statement purposes, the company reflects its guarantee of the GSP's debt as a liability with a like amount reflected as a reduction of stockholders' equity.

The company also has an Employee Stock Purchase Plan under which eligible employees may elect to have up to 10% of base compensation deducted from payroll for the purchase of the company's common stock at 85% of market value. The maximum number of shares which may be purchased under the Plan is 675,000. During 1994, 22,367 shares (23,737 and 23,532 shares in 1993 and 1992, respectively) were purchased. As of December 31, 1994, 242,883 shares may be issued in the future.

The 1991 Barnes Group Stock Incentive Plan authorizes the granting of incentives to officers and other executives in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. A predecessor plan which provided for similar incentives expired in 1991. Options granted under that plan continue to be exercisable and any options which terminate without being exercised become available for grant under the 1991 Plan. A maximum of 806,972 common shares are subject to issuance under this plan after December 31, 1994.









Data relating to grants under these plans follow:

Options                                                                                                   1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1                                                                                 713,696          497,245
Granted                                                                                                117,300          362,950
Exercised (at $17.64 to $36.13)                                                                        108,464           44,059
Cancelled                                                                                               77,978          102,440
- -------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31 (at $17.96 to $38.38)                                                         644,554          713,696
===============================================================================================================================
Exercisable, December 31 (at $17.96 to $38.38)                                                         237,120          291,312
===============================================================================================================================
Available for future grants, December 31                                                               162,418          201,740
===============================================================================================================================

Under the Non-employee Director Deferred Stock Plan each non-employee director is awarded 2,000 shares of the company's common stock upon retirement. In 1994, 4,000 shares were issued under this plan.
No shares were issued in 1993 or 1992. As of December 31, 1994, 20,000 shares were reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 1,069,855 at December 31, 1994.



11. PENSION PLANS

The company has noncontributory defined benefit pension plans covering a majority of its worldwide employees at Associated Spring, Bowman Distribution and its Executive Office. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of common stocks and fixed income investments.





Pension expense consisted of the following:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                       $  5,282          $  4,467          $  4,292
Interest cost                                                                        15,290            14,946            14,548
Actual (return) loss on plan assets                                                     941           (25,875)          (16,696)
Net amortization and deferral                                                       (20,295)            7,308            (1,294)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                   $  1,218          $    846          $    850
===============================================================================================================================

In connection with the company's 1992 plant closings, a curtailment gain of $1,024 was recognized.

                                                             BARNES GROUP INC.

The funded status of the plans at December 31 is set forth below:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                                                             $216,767         $229,455
Actuarial present value of benefit obligations:
    Vested benefits                                                                                    176,219          183,257
    Nonvested benefits                                                                                   3,856            3,083
- -------------------------------------------------------------------------------------------------------------------------------
    Accumulated benefit obligations                                                                    180,075          186,340
    Additional benefits based on projected future salary increases                                      20,324           26,583
- -------------------------------------------------------------------------------------------------------------------------------
    Projected benefit obligations                                                                      200,399          212,923
- -------------------------------------------------------------------------------------------------------------------------------
Plan assets greater than projected benefit obligations                                                 $16,368          $16,532
===============================================================================================================================

Reconciliation to net pension asset recognized in the accompanying balance sheets:
                                                                                                          1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Plan assets greater than projected benefit obligations                                                 $16,368          $16,532
Adjustments for unrecognized:
    Net gains                                                                                           (2,901)          (2,935)
    Prior service costs                                                                                  4,859            5,456
    Net asset at transition                                                                            (10,639)         (12,380)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (8,681)          (9,859)
- -------------------------------------------------------------------------------------------------------------------------------
Net pension asset                                                                                      $ 7,687          $ 6,673
===============================================================================================================================


Significant assumptions used in determining pension expense and the funded status of the plans were:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                                         8.25%             7.50%             9.00%
Increase in compensation                                                               5.25%             5.25%             6.00%
Long-term rate of return on plan assets                                                9.00%             9.00%             9.00%


The company has defined contribution plans covering employees of Barnes Aerospace and field sales employees of Bowman Distribution's U.S. operation. Company contributions under these plans are based primarily on the performance of the business unit and employee compensation. Total expense amounted to $1,431, $1,566 and $1,288 in 1994,
1993 and 1992, respectively.

12. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS

The company provides certain medical, dental and life insurance benefits for a majority of its retired employees in the U.S. and Canada. It is the company's practice to fund these benefits as incurred.

Postretirement benefit expense consisted of the following:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                         $  874            $  792            $  968
Interest cost                                                                         5,199             5,840             5,799
Net amortization                                                                       (158)               --                --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                     $5,915            $6,632            $6,767
===============================================================================================================================

                                                                        25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The amounts included in the accompanying balance sheets at December 31 were as follows:
                                                                                       1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations:                                                    $50,917           $48,199           $45,267
    Employees eligible to retire                                                      6,209             8,334             9,445
    Employees not eligible to retire                                                 12,020            15,204            11,570
    Unrecognized prior service cost                                                   1,245             1,403                --
    Unrecognized net loss                                                              (986)           (4,823)               --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                    $69,405           $68,317           $66,282
===============================================================================================================================
Postretirement benefit obligations included in:
    Accrued liabilities                                                              $5,300            $5,200            $4,923
    Accrued retirement benefits                                                      64,105            63,117            61,359
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                    $69,405           $68,317           $66,282
===============================================================================================================================

A deferred tax asset is included in the accompanying balance sheet recognizing the future tax benefit of the post-retirement benefit obligations (See Note 7).

Cash payments made in 1994, 1993 and 1992 for postretirement benefits were $4,828, $4,597 and $4,229, respectively.

The company's accumulated benefit obligations take into account certain cost-sharing provisions. The annual assumed rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 13.0% for 1994 gradually reducing to 5.0% by the year 2001. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated benefit obligations by approximately $6,030 at December 31, 1994 and would increase 1994 expense by approximately $642.

Discount rates of 8.25%, 7.5% and 9.25% were used in determining the accumulated benefit obligations at December 31, 1994, 1993 and 1992, respectively.

13. LEASES

Rent expense was $6,072, $5,256 and $5,535 for 1994, 1993 and 1992,
respectively. Minimum rental commitments under noncancellable leases (principally for buildings and equipment) in years 1995 through 1999 are $3,705, $2,781, $1,896, $1,521, $998 and $5,258 thereafter.

14. INFORMATION ON BUSINESS SEGMENTS

The company operates three businesses:

ASSOCIATED SPRING manufactures and distributes precision springs and custom metal parts.

BOWMAN DISTRIBUTION distributes fast-moving, consumable repair and replacement products for industrial, transportation and heavy equipment maintenance markets.

BARNES AEROSPACE manufactures and repairs jet engine components and airframe parts principally for the aircraft and aerospace markets.

                                                            BARNES GROUP INC.

The following tables set forth information about the company's operations by its three business segments and by geographic area.

Sales between the business segments and between the geographic areas are accounted for on the same basis as sales to unaffiliated customers. Operating income includes net sales less cost of sales, selling and administrative expenses and the cost of plant closings and restructurings. In 1993, plant closings and restructurings included $3.4 million for combining operations of the Aerospace machining units and $1.5 million for the consolidation of Associated Spring's operations in Mexico. In 1992, plant closings and restructurings included $9.1 million for closing Associated Spring plants in Ohio, California and Tennessee and a distribution facility in Pennsylvania, $4.7 million for restructuring Bowman Distribution's U.S. sales organization, and $4.0 million related to the termination of a contract for C-17 aircraft parts made by the Barnes Aerospace Advanced Fabrications business. Other income and expenses are not included in operating income. Corporate assets consist of cash and cash equivalents, deferred income taxes, other assets, transportation equipment and the Executive Office building.

OPERATIONS BY BUSINESS SEGMENT
                                                                                 Net Sales                  Operating Income
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                    1994     1993     1992          1994     1993     1992
- -------------------------------------------------------------------------------------------------------------------------------
Associated Spring                                                      $272.4   $233.0   $202.9         $41.7    $28.6    $18.5
Bowman Distribution                                                     215.1    193.2    238.5          12.6      6.7     23.2
Barnes Aerospace                                                         82.3     77.0     90.5          (1.8)*   (4.5)    (2.9)
Intersegment sales                                                       (0.6)    (0.9)    (2.8)           --       --       --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                       $569.2   $502.3   $529.1          52.5     30.8     38.8
                                                                       ========================
Plant closings and restructurings                                                                          --     (4.9)   (17.8)
Corporate expenses                                                                                      (15.9)   (13.4)   (13.7)
- -------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                        $36.6    $12.5    $ 7.3
===============================================================================================================================

  *Includes a $1.1 provision for severance costs recorded in the fourth quarter.

                                           Identifiable Assets            Capital Expenditures            Depreciation Expense
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                    1994     1993     1992          1994     1993     1992          1994     1993     1992
- -------------------------------------------------------------------------------------------------------------------------------
Associated Spring                      $144.7   $124.3   $106.3         $23.7    $11.1    $ 6.4         $ 9.0    $ 7.7    $ 8.0
Bowman Distribution                      86.0     80.7     83.7           4.3      5.6      4.2           3.1      2.9      3.8
Barnes Aerospace                         85.6     90.0    102.8           3.7      5.4      5.5           7.5      8.0      7.7
Corporate                                35.7     38.3     55.5           0.1      0.1      0.1           0.2      0.3      0.4
- -------------------------------------------------------------------------------------------------------------------------------
                                       $352.0   $333.3   $348.3         $31.8    $22.2    $16.2         $19.8    $18.9    $19.9
===============================================================================================================================

OPERATIONS BY GEOGRAPHIC AREA
                                                                                 Net Sales                  Operating Income
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                    1994     1993     1992          1994     1993     1992
- -------------------------------------------------------------------------------------------------------------------------------
Domestic                                                               $454.8   $404.8   $442.0         $45.0    $28.4    $36.4
International                                                           121.9    103.1     93.8           7.5      2.4      2.4
Sales between geographic areas                                           (7.5)    (5.6)    (6.7)           --       --       --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                       $569.2   $502.3   $529.1         $52.5    $30.8    $38.8
===============================================================================================================================

                                                                                                           Identifiable Assets
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                                                    1994     1993     1992
- -------------------------------------------------------------------------------------------------------------------------------
Domestic                                                                                               $226.6   $210.3   $209.9
International                                                                                            89.7     84.7     82.9
Corporate                                                                                                35.7     38.3     55.5
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $352.0   $333.3   $348.3
===============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. CONTINGENCY

In December, 1991, the company was notified by the McDonnell Douglas Corporation that McDonnell Douglas was terminating for default an $8,200 contract with the company's Advanced Fabrication unit. In 1992, the company wrote off $4,000 of net assets related to this contract previously included in its financial statements. The company believes it has legitimate defenses to the default claim. While no reasonable estimate of the possible loss or range of loss can be made at this time, management believes that it is unlikely that the ultimate resolution of this dispute will have a material effect on future results of operations of the company. In management's opinion, the ultimate resolution of this dispute, regardless of the outcome, will not have a material effect on the financial position of the company.





REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Barnes Group Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 1994, and the results of their operations and their cash flows for the year, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our re-sponsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Barnes Group Inc. for the years ended December 31, 1993 and 1992 were audited by other independent accountants whose report dated January 28, 1994 on those statements included an explanatory paragraph relative to the change, in 1992, in the methods of accounting for income taxes and for certain postretirement and postemployment benefits.

/S/ PRICE WATERHOUSE LLP

Hartford, Connecticut
January 23, 1995

QUARTERLY DATA (UNAUDITED)

                                                     First           Second           Third           Fourth               Full
(Dollars in millions except per share data)        Quarter          Quarter         Quarter          Quarter               Year
- -------------------------------------------------------------------------------------------------------------------------------
1994
Net sales                                           $142.1           $143.2          $140.3           $143.6             $569.2
Gross profit*                                         51.4             51.4            50.6             49.3              202.7
Operating income                                       8.8              9.6            10.2              8.0               36.6
Net income                                             4.9              5.5             5.4              4.5               20.3
Per Common Share:
Net income                                             .78              .87             .84              .71               3.20
Dividends                                              .35              .35             .35              .40               1.45
Market prices (high-low)                    $31 1/2-29 1/2   $37 3/4-29 3/4      $38-33 5/8   $39 7/8-35 1/2      $39 7/8-291/2

1993
Net sales                                           $127.0           $127.5          $123.1           $124.7             $502.3
Gross profit*                                         45.9             47.1            43.8             41.5              178.3
Operating income (loss)                                1.5              6.7             4.8              (.5)              12.5
Net income (loss)                                       .3              2.9             2.8             (1.6)               4.4
Per Common Share:
Net income (loss)                                      .05              .47             .44             (.26)               .70
Dividends                                              .35              .35             .35              .35               1.40
Market prices (high-low)                    $32 1/4-29 7/8        $33-301/2      $32 3/4-31   $32 3/4-31 1/4         $33-29 7/8

Note: The fourth quarter of 1994 includes a pretax charge of $1.1 or $.10 per common share for severance costs at Barnes Aerospace. The first quarter of 1993 includes a pretax charge of $3.4 or $.33 per common share for plant consolidation and reduction of work force at Barnes Aerospace. The fourth quarter of 1993 includes a $1.5 charge without tax benefit or $.24 per common share for the consolidation of Associated Spring's Mexican operations.

*Sales minus cost of sales.

SELECTED FINANCIAL DATA

                                                                                            1994         1993(2)      1992(3)(4)
- --------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (1)
Income (loss)
    Continuing operations                                                                  $3.20         $.70         $.94
    Effect of accounting changes                                                              --           --        (6.56)
    Discontinued operations                                                                   --           --           --
    Net income (loss)                                                                       3.20          .70        (5.62)
Dividends paid                                                                              1.45         1.40         1.40
Stockholders' equity before deduction of guaranteed
    ESOP obligation (at year-end)                                                          18.53        16.82        17.59
Stock price (at year-end)                                                                     38       31 1/4       30 1/2
- --------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR (in thousands)
Net sales                                                                               $569,197     $502,292     $529,073
Operating income
                                                                                          36,649       12,538        7,259
    As a percent of sales                                                                    6.4%         2.5%         1.4%
Income from continuing operations before income taxes
    and effect of accounting changes                                                     $33,922       $8,391       $7,671
Income taxes
                                                                                          13,606        4,008        1,838
Income from continuing operations before
    effect of accounting changes (8)                                                      20,316        4,383        5,833
    As a percent of average stockholders' equity
      before deduction of guaranteed ESOP obligation                                        18.0%         4.1%         5.1%
Effect of accounting changes                                                                 $--         $--      $(40,695)
Net income (loss)                                                                         20,316        4,383      (34,862)
Net income (loss) applicable to common stock                                              20,316        4,383      (34,862)
Depreciation and amortization                                                             23,733       23,094       23,741
Capital expenditures                                                                      31,848       22,216       16,238
Average common shares outstanding                                                          6,354        6,250        6,202
- --------------------------------------------------------------------------------------------------------------------------




YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                                                          $88,325      $87,011      $93,500
Current ratio                                                                           2.0 TO 1     2.1 to 1     2.0 to 1
Property, plant and equipment                                                           $112,569     $103,043     $104,437
Total assets
                                                                                         351,956      333,296      348,346
Long-term debt                                                                            70,000      70,000        70,000
Stockholders' equity before deduction of
    guaranteed ESOP obligation                                                           119,150      105,868      109,451
Guaranteed ESOP obligation                                                                12,011       14,019       15,876
Stockholders' equity                                                                     107,139       91,849       93,575
Debt as a percent of total capitalization (9)                                               28.3%        30.5%        31.2%
- --------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS
Employees                                                                                  4,181        4,357        4,051

(1) All per-share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

(2) Includes a $3.4 million pretax, $2.0 million after-tax charge ($.33 per share) against income related to the plant consolidation and work force reduction at Barnes Aerospace and a $1.5 million charge without tax benefit ($.24 per share) for a plant consolidation at Associated Spring's Mexican operations.

(3) Includes a $17.8 million pretax, $10.7 million after-tax charge
    ($1.73 per share) against income related to the costs of plant closings at Associated Spring, Barnes Aerospace charges on a terminated contract and restructuring of Bowman U.S. sales organization. These charges were partially offset by a $5.0 million pretax gain, $3.7 million after-tax ($.60 per share) from the sale of Bowman's Pioneer division.

(4) Barnes Group adopted three new accounting standards in 1992 retroactive to the beginning of the year. Included is a one-time $39.7 million after-tax charge ($6.41 per share) to comply with FAS 106 and 112 which changes the accounting for certain postretirement and postemployment benefits to the accrual method and an additional
    $1.0 million income tax charge ($.15 per share) for FAS 109, which changed income tax accounting.


                           1991         1990         1989(5)      1988         1987         1986(7)      1985         1984
- --------------------------------------------------------------------------------------------------------------------------

                          $2.60        $2.76        $1.94        $3.06        $2.80        $2.57        $2.27        $2.42
                             --           --           --           --           --           --           --           --
                             --           --           --           --           --           --         (.60)         .09
                           2.60         2.76         1.94         3.06         2.80         2.57         1.67         2.51
                           1.40         1.40         1.40         1.20         1.15         1.00          .85          .80
                          25.31        23.88        21.96        20.35        17.91        19.27        17.68        18.09
                         35 3/8       25 7/8           29       35 5/8           32       30 1/2       27 1/2       21 5/8
- --------------------------------------------------------------------------------------------------------------------------

                       $535,660     $545,857     $511,221     $496,060     $458,016     $439,727     $431,762     $418,663
                         37,982       41,198       33,990       43,702       42,265       43,056       40,767       41,107
                            7.1%         7.5%         6.6%         8.8%        9.2%         9.8%          9.4%         9.8%
                        $28,849      $29,952      $23,118      $33,175      $34,576      $35,336      $33,574      $34,110
                         12,926       13,163       10,745       14,327       16,736       18,733       17,157       16,609
                         15,923       16,789       11,114       16,711       17,700       16,603       16,417       17,501
                           10.5%        12.0%        9.0%         15.9%        14.0%        14.0%        13.4%        13.9%
                            $--          $--          $--          $--          $--          $--      $(4,324)        $622
                         15,923       16,789       12,373       18,848       17,840       16,603       12,093       18,123
                         15,923       16,789       11,114       16,711       17,700       16,603       12,093       18,123
                         23,159       22,044       18,167       16,626       15,470       14,511       13,486       13,120
                         19,099       21,615       18,218       21,821       22,457       18,803       16,232       13,395
                          6,127        6,078        5,733        5,465        6,321        6,461        7,223        7,232
- --------------------------------------------------------------------------------------------------------------------------
                       $102,995      $94,087      $89,194     $102,126      $85,991      $54,659      $54,077      $70,945
                       2.2 to 1     1.9 to 1     1.9 to 1     2.3 to 1     2.0 to 1     1.5 to 1     1.6 to 1     1.8 to 1
                       $114,299     $114,717     $107,491     $100,403      $96,066      $87,613      $87,662      $92,675
                        341,857      342,383      328,116      311,876      297,946      277,828      253,586      279,505
                         78,428       78,714       79,088       79,287       73,853       32,285       29,837       39,421

                        156,407      145,614      133,218      112,810       97,103      123,025      113,978      131,302
                         17,594       19,182       20,650           --           --           --           --           --
                        138,813      126,432      112,568      112,810       97,103      123,025      113,978      131,302
                           36.5%        39.8%        41.1%        37.7%        39.7%        28.5%        22.9%        24.4%
- --------------------------------------------------------------------------------------------------------------------------

                          4,478        4,744        4,799        4,770        4,712        4,697        4,845        5,354



(5) Includes a $6.5 million pretax, $3.9 million after-tax charge
    ($.68 per share) against income related to restructuring costs at Associated Spring.

(6) Includes a $2.9 million pretax, $1.6 million after-tax charge ($.26 per share) against income related to the transition costs involved in modernizing Associated Spring's valve spring production facilities in North America.

(7) Barnes Group changed its U.S. pension cost accounting to comply with FAS 87. The effect was to increase net income by $2.2 million
    ($.33 per share).

(8) Adjusted for preferred dividends in 1989, 1988 and 1987.

(9) Debt includes all interest-bearing debt and total capitalization includes interest-bearing debt, accrued long-term retirement benefits, other long-term liabilities, preferred stock and stockholders' equity, excluding the guaranteed ESOP obligation.

[INSIDE BACK COVER]

DIRECTORY OF OPERATIONS                             STOCKHOLDERS' INFORMATION

BARNES GROUP INC.          BOWMAN DISTRIBUTION      TRANSFER AGENT
                                                     AND REGISTRAR
Executive Office           Headquarters
                                                    Mellon Securities
Bristol, Connecticut       Cleveland, Ohio           Trust Company
                                                    Shareholder Inquiries
                           Bowman-U.S.               and Stock Transfers
ASSOCIATED SPRING          Headquarters             85 Challenger Rd.
                                                    Ridgefield Park, NJ 07660
Headquarters               Cleveland, Ohio          1-800-288-9541
                                                     (Continental U.S. only)
Bristol, Connecticut                                 or 1-412-236-8000
                           Distribution Centers
                                                    For Hearing Impaired
Manufacturing Plants       United States:           1-800-231-5469

North America:             Bakersfield, California
                           Norcross, Georgia        Stock Exchange
Bristol, Connecticut       Rockford, Illinois
Saline, Michigan           Elizabethtown, Kentucky  New York Stock Exchange
Syracuse, New York         Edison, New Jersey       Stock Trading Symbol: B
Arden, North Carolina      Arlington, Texas
Corry, Pennsylvania        Auburn, Washington
Dallas, Texas                                       DIVIDEND INVESTMENT PLAN
Milwaukee, Wisconsin       Canada:
Burlington, Ontario,                                Dividends on Barnes Group
 Canada                    Concord, Ontario         common stock may be
Mexico City, Mexico        Edmonton, Alberta        automatically invested
                           Moncton, New Brunswick   in additional shares.
Brazil:                    St. Laurent, Quebec      This service is
Stumpp & Schuele                                    provided free to
 do Brasil                 Other Operations         stockholders.  Further
Industria e                                         information can be
Comercio Limitada,         United Kingdom:          obtained from:
Campinas
Singapore:                 Bowman Distribution      Mellon Securities
Associated Spring-Asia     Europe,                   Trust Company
Pte. Ltd.                  Motalink and             Reinvestment Services
                           Bowman Systems UK,       P. O. Box 750
                           Corsham                  Pittsburgh, PA 15230-9625
Distribution Headquarters                           1-800-288-9541
                           France:                   (Continental U.S. only)
Maumee, Ohio                                         or 1-412-236-8000
                           Bowman Distribution
                           France S.A.,             For Hearing Impaired
                           Autoliaisons and         1-800-231-5469
                           LeSysteme Bowman,
                           Voisins Le Bretonneux

Distribution Centers       BARNES AEROSPACE         INDEPENDENT ACCOUNTANTS

Cerritos, California                                Price Waterhouse LLP
Ypsilanti, Michigan        Headquarters             One Financial Plaza
Arlington, Texas                                    Hartford, CT 06103
New Berlin, Wisconsin      Windsor, Connecticut
                                                    10-K REPORT AVAILABLE

International              Manufacturing Plants     Stockholders who wish to
                                                    obtain a free copy of
United Kingdom:            Flameco                  the 10-K Report, which
Associated Spring SPEC     Ogden, Utah              the Company files with
Limited, Evesham                                    the Securities and
France:                    Jet Die                  Exchange Commission,
Associated Spring          Lansing, Michigan        should write to:
Ressorts SPEC
Montigny                   Windsor Manufacturing    Secretary
                           Windsor, Connecticut     Barnes Group Inc.
                                                    Executive Office
                           Windsor Airmotive        123 Main St,
                           East Granby,             P. O. Box 489
                           Connecticut              Bristol, CT 06011-0489

                           Windsor Airmotive Asia   ANNUAL MEETING
                           Pte. Ltd.
                           Republic of Singapore    Barnes Group Inc. annual
                                                    meeting of stockholders
                                                    will be held at
                                                    10:30 a.m.,Wednesday,
                                                    April 5, 1995, at The
                                                    Travelers Education
                                                    Center, Hartford, CT.


                                                    INVESTOR INFORMATION

                                                    Barnes Group welcomes
                                                    inquiries from
                                                    stockholders, analysts
                                                    and prospective
                                                    investors.  Contact:

                                                    John F. Sand,
                                                     Director -
                                                     Public Affairs
                                                    Barnes Group Inc.
                                                    123 Main St.,
                                                    P.O. Box 489
                                                    Bristol, CT 06011-0489
                                                    1-203-583-7070
Printed on recycled paper
Design: Robert Farrell Associates, Inc./Printing: Allied Printing Service, Inc.