Form 10-K, Exhibit 13
period 1995-12-31
BARNES GROUP INC
filed 1996-03-11
CIK 9984

                 Barnes Group Inc.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS

                 SALES

                 In 1995, sales were $593 million, up 4% from 1994. Sales in 1994 were $569 million, a 13% increase over 1993's level of $502 million.

                 Associated Spring's 1995 sales increased 2% to $279 million, following an increase of 17% in 1994. In North America, sales were down slightly, reflecting in part, a softening of the U.S. durable goods market and labor issues at its Bristol, Connecticut plant. Internationally, the group reported very strong sales growth, led by its Singapore operation which continued its penetration of the electronics industry. The group's distribution business, which markets die springs and precision stock springs, also reported good sales growth.

                 Bowman Distribution's 1995 sales were $217 million, up slightly from 1994. Sales in 1994 were $215 million, 11% higher than 1993's level of $193 million. Sales from Bowman U.S., the group's largest business unit, kept pace with the prior year. Bowman's sales in Europe increased nearly 15% reflecting progress in the development of new systems business in the U.K. Bowman's Canadian business showed slight year-over-year gains in sales.

                 Barnes Aerospace's sales were $97 million in 1995, up 18% from 1994, following an increase of 7% in 1994. Sharply higher sales were reported by both the group's Advanced Fabrications and Precision Machining businesses. The sales of the group's Repair and Overhaul business were marginally higher than 1994.

                 OPERATING INCOME

                 Consolidated operating income in 1995 was $48.8 million, compared to $36.6 million in 1994 and $12.5 million in 1993. As a result, operating income margin has risen significantly to 8.2%, an improvement of nearly six percentage points in the past two years. The gain in operating income in 1995 resulted primarily from cost reductions and productivity improvements at Barnes Aerospace and Bowman Distribution, and sharply higher sales volume in Barnes Aerospace. Increased volume, manufacturing efficiencies and overall containment of costs in all three operating groups contributed to the 1994 gain. The continued focus on cost control led to lower selling and administrative expenses, as a percent of sales, in both 1995 and 1994 compared to previous years. Operating income in 1993 included provisions of $4.9 million for plant consolidations and work force reductions.

                 Associated Spring's increase in operating income, to a record $42.6 million, kept pace with its sales growth. Strong profit gains overseas, driven by higher sales volume and manufacturing efficiencies, offset lower year-over-year results in its North American manufacturing operations.

                 Bowman's operating income in 1995 of $17.4 million was $4.8 million above the 1994 level. This gain reflects sharply lower selling and administrative expenses, primarily at Bowman U.S.

                 Barnes Aerospace's operating income was $5.0 million in 1995 compared to an operating loss of $1.8 million in 1994. The 1994 operating loss included $1.1 million of severance costs recognized in the fourth quarter. The sharply higher profits in 1995 reflect higher sales volume coupled with ongoing productivity improvements and cost containment. The improvements in sales volume, gross margins and operating costs, resulted in the group reporting operating income for four consecutive quarters.

                 Please refer to Note 13 of the Notes to Consolidated Financial Statements on pages 26-27 for further information about the company's operations by business segment.

                 Barnes Group Inc.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS


                 NON-OPERATING INCOME/EXPENSE

                 Other income was $4.4 million in 1995, $4.6 million in 1994 and $4.1 million in 1993 and includes $1.9 million, $2.3 million and $1.7 million, respectively, from the company's investment in NASCO, a company jointly owned with NHK Spring Co., Ltd. of Japan. Interest income, another major component of other income, increased 10% in 1995 to $1.4 million, primarily due to higher levels of short-term investments in Brazil.

                 Interest expense increased slightly in 1995, following a decrease in 1994. The impact of lower debt in 1995 was largely offset by higher interest rates.

                 Other expenses increased in 1995, following a decrease in 1994, primarily due to higher foreign exchange and translation losses. These losses were $1.1 million, $0.5 million and $1.7 million in 1995, 1994 and 1993, respectively.

                 INCOME TAXES

                 The company's effective tax rate was 39.5% in 1995 compared with 40.1% in 1994 and 47.8% in 1993. Note 6 of the Notes to Consolidated Financial Statements on page 22 contains an explanatory table showing the factors affecting the company's effective tax rate in each of these years.

                 NET INCOME AND NET INCOME PER SHARE

                 Consolidated net income was $27.5 million in 1995, $20.3 million in 1994 and $4.4 million in 1993. On a per share basis, income for 1995 was $4.20 compared to $3.20 in 1994 and $.70 in 1993.

                 INFLATION

                 Management believes that inflation during the 1993-1995 period did not have a material impact on the company's historical financial statements.

                 FINANCIAL CONDITION

                 The company's financial condition, as presented in its statement of cash flows and balance sheet, is strong. The following is a discussion of the significant elements of these financial statements.

                 CASH FLOWS

                 Operating activities are the principal source of cash flow for the company. In 1995, operating activities generated a record $47 million in cash flow, $10 million more than 1994 and $28 million more than 1993. During the past three years, operating activities provided over $104 million in cash which the company used to pay dividends to stockholders and fund significant investments in new plant and equipment.

                 Investing activities utilized cash of $37 million in 1995 compared with $31 million in 1994. Capital expenditures increased to $36 million in 1995, 12% over 1994 and 61% over 1993. Management continued to invest heavily to improve quality and productivity while adding capacity. During the past three years the company has invested nearly $90 million in new plant and equipment with over 65% of that at Associated Spring. In 1996, capital expenditures are expected to exceed 1995, with the level of investments in all three businesses expected to increase.

                 Barnes Group Inc.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS



                 The company's financing activities used cash of $14 million in 1995 compared to $8 million in 1994. The company continued to use surplus cash generated by its U.S. operations to reduce borrowings under short-term credit lines. Surplus cash from foreign operations was used, in part, to fund strategic investments in Mexico and Europe. In 1995, the annual dividend per share increased from $1.45 to $1.60. As a result, total cash dividends paid to the owners of the company increased by 14% to $10 million. Cash generated from the exercise of employee stock options partially offset these uses.

                 LIQUIDITY AND CAPITAL RESOURCES

                 The company's liquidity, measured in terms of the level of working capital, increased $7 million in 1995 to $95 million at December 31, 1995. The current ratio, a key measure of liquidity, improved to 2.2 at December 31, 1995 compared to
                 2.0 at December 31, 1994.

                 In evaluating the company's working capital position, consideration should be given to the fact that the majority of its inventories are accounted for on a LIFO basis. If these inventories were stated on a current cost basis, their value would have been higher by $13 million in both 1995 and 1994.

                 The company's ratio of interest-bearing debt to total capitalization improved for the sixth consecutive year to 25% at December 31, 1995 from 28% at December 31, 1994. For this purpose, total capitalization includes interest-bearing debt, plus other long-term liabilities, accrued long-term retirement benefits and stockholders' equity, excluding the guaranteed ESOP obligation.

                 To supplement internal cash generation in the U.S., the company maintains substantial bank borrowing facilities. At December 31, 1995, the company had $100 million of borrowing capacity available under a revolving credit agreement which expires in 2000. In addition, the company has available $135 million in uncommitted, short-term bank credit lines, of which $1.5 million was in use at December 31, 1995. During 1995 and 1994, the company maintained long-term debt of $70 million comprised, in part, of borrowings under its short-term bank credit lines backed by its long-term revolving credit agreement. In December 1995, substantially all of the credit line borrowings were replaced with the proceeds of a $25 million private placement with a final maturity in 2005. This was done to extend the maturity of the company's long-term financing and to secure an additional block of committed funding. The company believes its bank credit facilities coupled with cash generated from operations are adequate for its anticipated future requirements.

                 CHANGES IN ACCOUNTING PRINCIPLES

                 In 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for years beginning after December 15, 1995. Under the provisions of this accounting standard, the company is not required to change its method of accounting for stock-based compensation. Management expects to retain its current method of accounting.

                 Barnes Group Inc.
                 CONSOLIDATED STATEMENTS OF INCOME


                 (Dollars in thousands, except per share data)
                 Years Ended December 31,                      1995         1994         1993
                 ----------------------------------------------------------------------------
                 Net sales                                 $592,509     $569,197     $502,292

                 Cost of sales                              382,150      366,455      323,950
                 Selling and administrative expenses        161,555      166,093      160,904
                 Plant closings and restructurings                -            -        4,900
                 ----------------------------------------------------------------------------
                                                            543,705      532,548      489,754
                 ----------------------------------------------------------------------------
                 Operating income                            48,804       36,649       12,538

                 Other income                                 4,373        4,611        4,117

                 Interest expense                             5,274        5,133        5,187
                 Other expenses                               2,453        2,205        3,077
                 ----------------------------------------------------------------------------
                 Income before income taxes                  45,450       33,922        8,391
                 Income taxes                                17,966       13,606        4,008
                 ----------------------------------------------------------------------------
                 Net income                                $ 27,484     $ 20,316     $  4,383
                 ============================================================================
                 Per common share:
                   Net income                              $   4.20     $   3.20     $    .70
                 ============================================================================
                   Dividends                               $   1.60     $   1.45     $   1.40
                 ============================================================================
                 Average common shares outstanding        6,546,671    6,353,777    6,249,966

                 See accompanying notes.

                 Barnes Group Inc.
                 CONSOLIDATED BALANCE SHEETS


                 (Dollars in thousands)
                 December 31,                                         1995         1994
                 ----------------------------------------------------------------------
                 ASSETS
                 Current assets
                   Cash and cash equivalents                      $ 17,868     $ 22,023
                   Accounts receivable, less allowances
                     (1995 - $3,635; 1994 - $3,222)                 86,086       86,877
                   Inventories                                      56,749       50,845
                   Deferred income taxes                             8,344       12,147
                   Prepaid expenses                                  3,769        3,645
                 ----------------------------------------------------------------------
                    Total current assets                           172,816      175,537
                 Deferred income taxes                              24,308       23,854
                 Property, plant and equipment                     122,870      112,569
                 Goodwill                                           20,028       20,614
                 Other assets                                       21,527       19,382
                 ----------------------------------------------------------------------
                 Total assets                                     $361,549     $351,956
                 ======================================================================

                 LIABILITIES AND STOCKHOLDERS' EQUITY
                 Current liabilities
                   Notes payable                                  $    509     $  7,903
                   Accounts payable                                 31,839       31,424
                   Accrued liabilities                              42,840       45,713
                   Guaranteed ESOP obligation-current                2,348        2,172
                 ----------------------------------------------------------------------
                    Total current liabilities                       77,536       87,212
                 Long-term debt                                     70,000       70,000
                 Guaranteed ESOP obligation                          7,491        9,839
                 Accrued retirement benefits                        68,824       66,817
                 Other liabilities                                   8,857       10,949
                 Stockholders' equity
                   Common stock - par value $1.00 per share
                      Authorized:  20,000,000 shares
                      Issued:  7,345,923 shares stated at           15,737       15,737
                   Additional paid-in capital                       27,360       27,772
                   Retained earnings                               136,092      118,938
                   Foreign currency translation adjustments        (10,656)      (8,715)
                   Treasury stock at cost (1995 - 791,205 shares;
                     1994 - 916,748 shares)                        (29,853)     (34,582)
                 ----------------------------------------------------------------------
                                                                   138,680      119,150
                   Guaranteed ESOP obligation                       (9,839)     (12,011)
                 ----------------------------------------------------------------------
                 Total stockholders' equity                        128,841      107,139
                 ----------------------------------------------------------------------
                 Total liabilities and stockholders' equity       $361,549     $351,956
                 ======================================================================


                 See accompanying notes.

                 Barnes Group Inc.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS


                 (Dollars in thousands)
                 Years Ended December 31,                                1995        1994        1993
                 ------------------------------------------------------------------------------------
                 OPERATING ACTIVITIES:
                 Net income                                           $27,484     $20,316     $ 4,383
                 Adjustments to reconcile net income
                  to net cash from operating activities:
                   Depreciation and amortization                       26,750      23,733      23,094
                   Gain on sale of property, plant and equipment         (268)       (151)       (442)
                   Translation losses                                     290         356       1,459
                   Changes in assets and liabilities:
                    Accounts receivable                                   365      (9,411)     (4,504)
                    Inventories                                        (6,073)     (1,037)      1,599
                    Accounts payable                                      794       4,298       3,113
                    Accrued liabilities                                (2,664)      2,630      (6,369)
                    Deferred income taxes                               3,479        (485)      1,992
                    Other liabilities and assets                       (2,862)     (2,549)     (4,683)
                 ------------------------------------------------------------------------------------
                  Net cash provided by operating activities            47,295      37,700      19,642

                 INVESTING ACTIVITIES:
                  Proceeds from sale of property, plant
                   and equipment                                        1,301       2,835       4,506
                  Capital expenditures                                (35,820)    (31,848)    (22,216)
                  Other                                                (2,057)     (2,252)     (3,014)
                 ------------------------------------------------------------------------------------
                  Net cash used by investing activities               (36,576)    (31,265)    (20,724)

                 FINANCING ACTIVITIES:
                  Net decrease in notes payable                        (7,389)     (2,653)     (4,377)
                  Proceeds from the issuance of common stock            5,849       3,956       1,706
                  Payments to acquire treasury stock                   (1,746)          -           -
                  Dividends paid                                      (10,491)     (9,223)     (8,756)
                 ------------------------------------------------------------------------------------
                  Net cash used by financing activities               (13,777)     (7,920)    (11,427)

                 Effect of exchange rate changes on cash flows         (1,097)       (621)     (2,430)
                 ------------------------------------------------------------------------------------
                 Decrease in cash and cash equivalents                 (4,155)     (2,106)    (14,939)
                 Cash and cash equivalents at beginning of year        22,023      24,129      39,068
                 ------------------------------------------------------------------------------------
                 Cash and cash equivalents at end of year             $17,868     $22,023     $24,129
                 ====================================================================================


                            See accompanying notes.

Barnes Group Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                              Foreign
                                              Additional                     Currency                   Guaranteed
                                   Common        Paid-In     Retained     Translation     Treasury            ESOP     Stockholders'
(Dollars in thousands)              Stock        Capital     Earnings     Adjustments        Stock      Obligation           Equity
-----------------------------------------------------------------------------------------------------------------------------------
January 1, 1993                   $15,737        $29,502     $111,838        $ (5,138)    $(42,488)      $(15,876)         $ 93,575

Net income                                                      4,383                                                         4,383
Cash dividends                                                 (8,756)                                                       (8,756)
Employee stock plans                                (757)                                    2,670                            1,913
Guaranteed ESOP obligation                                                                                  1,857             1,857
Income tax benefits on
  unallocated ESOP dividends                                      203                                                           203
Translation adjustments                                                        (1,326)                                       (1,326)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1993                  15,737         28,745      107,668          (6,464)     (39,818)       (14,019)           91,849

Net income                                                     20,316                                                        20,316
Cash dividends                                                 (9,223)                                                       (9,223)
Employee stock plans                                (973)                                    5,236                            4,263
Guaranteed ESOP obligation                                                                                  2,008             2,008
Income tax benefits on
  unallocated ESOP dividends                                      177                                                           177
Translation adjustments                                                        (2,251)                                       (2,251)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1994                  15,737         27,772      118,938          (8,715)     (34,582)       (12,011)          107,139

Net income                                                     27,484                                                        27,484
Cash dividends                                                (10,491)                                                      (10,491)
Employee stock plans                                (412)                                    4,729                            4,317
Guaranteed ESOP obligation                                                                                  2,172             2,172
Income tax benefits on
  unallocated ESOP dividends                                      161                                                           161
Translation adjustments                                                        (1,941)                                       (1,941)
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                 $15,737        $27,360     $136,092        $(10,656)    $(29,853)      $ (9,839)         $128,841
===================================================================================================================================

See accompanying notes.

                 Barnes Group Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 (All dollar amounts included in the notes are stated in
                 thousands except per share data and the tables in Note 13.)
-------------------------------------------------------------------------------
1. SUMMARY OF    GENERAL:  The preparation of financial statements requires
   SIGNIFICANT   management to make estimates and assumptions that affect the
   ACCOUNTING    reported amounts of assets and liabilities at the date of the
   POLICIES      financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The company accounts for its 45% investment in the common stock of NASCO, an automotive suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. Other income in the accompanying income statements includes $1,897, $2,314 and $1,734 for the years 1995, 1994 and 1993, respectively, of income from the company's investment in NASCO.

                 REVENUE RECOGNITION: Sales and related cost of sales are recognized when products are shipped to customers.

                 CASH AND CASH EQUIVALENTS: All highly liquid investments purchased with a maturity of three months or less are cash equivalents and are carried at fair market value.

                 INVENTORIES: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of all U.S. inventories which represent 69% of total inventories. The cost of foreign subsidiary inventories was determined using the first-in, first-out
                 (FIFO) method.

                 PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is provided using accelerated methods over estimated useful lives ranging generally from 20 to 50 years for buildings and 3 to 17 years for machinery and equipment. Maintenance and repairs charged to expense were $15,396, $16,341 and $12,966 in 1995, 1994 and 1993, respectively.

                 GOODWILL: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. The company has determined that there is no indication of any impairment in the value of goodwill. Accumulated amortization was $7,588 and $7,002 at December 31, 1995 and 1994, respectively.

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

                 For operations in countries that have high rates of inflation, translation gains and losses are included in net income.
                 These losses, along with those generated from foreign currency transactions, were $1,078, $550 and $1,661 in 1995, 1994 and 1993, respectively.

                 INCOME PER COMMON SHARE: Income per common share is based on the weighted average number of common shares outstanding during the year. The effect of common stock equivalents (stock options) is not material. For purposes of calculating income per share, Employee Stock Ownership Plan (ESOP) shares are considered outstanding.

                 Barnes Group Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
2. INVENTORIES   Inventories at December 31, consisted of:

                                                                 1995       1994
                 ---------------------------------------------------------------
                 Finished goods                               $28,541    $28,769
                 Work-in-process                               16,222     13,697
                 Raw materials and supplies                    11,986      8,379
                 ---------------------------------------------------------------
                                                              $56,749    $50,845
                 ===============================================================

                 Inventories valued by the LIFO method aggregated $39,219 and $37,781 at December 31, 1995 and 1994, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $12,632 and $12,639 higher at those dates.

--------------------------------------------------------------------------------
3. PROPERTY,     Property, plant and equipment at December 31, consisted of:
   PLANT AND
   EQUIPMENT

                                                                 1995       1994
                 ---------------------------------------------------------------
                 Land                                        $  5,412   $  5,651
                 Buildings                                     60,064     59,727
                 Machinery and equipment                      232,356    210,807
                 ---------------------------------------------------------------
                                                              297,832    276,185
                 Less accumulated depreciation                174,962    163,616
                 ---------------------------------------------------------------
                                                             $122,870   $112,569
                 ===============================================================

--------------------------------------------------------------------------------
4. ACCRUED       Accrued liabilities at December 31, consisted of:
   LIABILITIES

                                                                 1995       1994
                 ---------------------------------------------------------------
                 Payroll and other compensation              $ 12,699   $ 15,033
                 Postretirement/postemployment benefits         6,541      7,631
                 Vacation pay                                   4,460      4,500
                 Accrued income taxes                           5,006      3,927
                 Pension and profit sharing                     2,017      1,707
                 Other                                         12,117     12,915
                 ---------------------------------------------------------------
                                                             $ 42,840   $ 45,713
                 ===============================================================

--------------------------------------------------------------------------------
5. DEBT AND      Long-term debt at December 31, consisted of:
   COMMITMENTS

                                                          1995              1994
                 ---------------------------------------------------------------
                                                   Carrying      Fair   Carrying
                                                     Amount     Value     Amount
                 ---------------------------------------------------------------
                 9.47% Notes                        $36,923   $40,228    $40,000
                 7.13% Notes                         25,000    25,302          -
                 Borrowings under lines of credit     1,077     1,077     23,000
                 Other                                7,000     7,000      7,000
                 ---------------------------------------------------------------
                                                    $70,000   $73,607    $70,000
                 ===============================================================

                 The 9.47% Notes are payable in thirteen semi-annual payments of $3,077 beginning on September 16, 1995, while the 7.13% Notes are payable in four equal installments of $6,250 beginning on December 5, 2002. The fair values of these notes are determined using discounted cash flows based upon the company's estimated current interest rate for similar types of borrowings. The carrying values of other long-term debt, notes payable and guaranteed ESOP obligation approximate their fair value.

                 Barnes Group Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 The company has a revolving credit agreement with five banks that allows borrowings up to $100,000 under notes due December 6, 2000. A commitment fee of .17% per annum is paid on the unused portion of the commitments. The company had no borrowings under this agreement at December 31, 1995 and 1994.

                 The company has available $135,000 in uncommitted, short-term bank credit lines, of which $1,500 and $30,000 were in use at December 31, 1995 and 1994, respectively. The interest rate on these borrowings was 6.1% and 6.2% at December 31, 1995 and 1994, respectively.

                 At December 31, 1995, the company classified $1,077 of borrowings under its lines of credit and $6,154 of its 9.47% Notes due within one year as long-term debt. The company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

                 During 1995, the company had outstanding an interest rate swap, a form of derivative, which effectively converted $18,462 of its fixed rate 9.47% Notes to floating rate debt with interest equal to LIBOR plus 83 basis points. The effective interest rate on this floating rate portion was 6.7% and 7.3% at December 31, 1995 and 1994, respectively. This swap decreases as the Notes are repaid. The fair value of the swap is determined based upon current market prices and was $1,914 at December 31, 1995. The company does not use derivatives for trading purposes.

                 The company guaranteed $9,953 of letters of credit, bank borrowings and capital lease obligations related to its 45% investment in NASCO. In addition, the company has other outstanding letters of credit totaling $7,004 at December 31, 1995.

                 The required principal payments on the Notes are $6,154 in each of the next five years. As noted above, the 1996 maturity has been classified as long-term.

                 Certain of the company's debt arrangements contain requirements to maintain minimum levels of working capital and net worth, which as a result, place limitations on dividend payments and acquisitions of the company's common stock.
                 Under the most restrictive covenant in any agreement, $43,118 was available for dividends or acquisitions of common stock at December 31, 1995.

                 Interest paid was $5,661, $5,626 and $5,496 in 1995, 1994 and
                 1993, respectively.
--------------------------------------------------------------------------------
6. INCOME        The components of income before income taxes and the provision
   TAXES         for income taxes follow:

                                                       1995       1994      1993
                 ---------------------------------------------------------------

                 Income before income taxes:
                   U.S.                             $31,722    $23,639    $6,212
                   International                     13,728     10,283     2,179
                 ---------------------------------------------------------------
                                                    $45,450    $33,922    $8,391
                 ===============================================================
                 Income tax provision:
                  Current:
                   U.S. - federal                   $ 7,668    $ 7,975    $ (743)
                   U.S. - state                       1,363      1,639      (172)
                   International                      5,456      4,477     2,931
                 ---------------------------------------------------------------
                                                     14,487     14,091     2,016
                 ---------------------------------------------------------------
                 Deferred:
                   U.S. - federal                     2,479       (403)    1,383
                   U.S. - state                       1,056        355       626
                   International                        (56)      (437)      (17)
                 ---------------------------------------------------------------
                                                      3,479       (485)    1,992
                 ---------------------------------------------------------------
                                                    $17,966    $13,606    $4,008
                 ===============================================================

                 Barnes Group Inc.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 Deferred income tax assets and liabilities at December 31, consist of the tax effects of temporary differences related to the following:

                                                            Assets              Liabilities
                 ----------------------------------------------------------------------------
                                                        1995       1994       1995       1994
                 ----------------------------------------------------------------------------
                 Allowance for doubtful accounts     $ 1,296    $ 1,197    $   (10)   $    (7)
                 Depreciation and amortization        (6,460)    (7,155)     1,980      1,826
                 Inventory valuation                   3,127      6,295        775        594
                 Postretirement/
                  postemployment costs                28,921     29,234       (435)         -
                 Tax loss carryforwards                7,665      6,672          -          -
                 Other                                 4,742      5,744      1,163      1,050
                 ----------------------------------------------------------------------------
                                                      39,291     41,987      3,473      3,463
                 Valuation allowance                  (6,639)    (5,986)         -          -
                 ----------------------------------------------------------------------------
                                                     $32,652    $36,001    $ 3,473    $ 3,463
                 ============================================================================

                 Current deferred income taxes       $ 8,344    $12,147    $   765    $   587
                 Noncurrent deferred
                  income taxes                        24,308     23,854      2,708      2,876
                 ----------------------------------------------------------------------------
                                                     $32,652    $36,001    $ 3,473    $ 3,463
                 ============================================================================

                 The components of the net deferred income tax balances recognized in the accompanying balance sheets at December 31, follow:

                                                                              1995       1994
                 ----------------------------------------------------------------------------
                 Total deferred income tax assets                          $53,307    $56,892
                 Total deferred income tax asset valuation allowance        (6,639)    (5,986)
                 Total deferred income tax liabilities                     (17,489)   (18,368)
                 ----------------------------------------------------------------------------
                                                                           $29,179    $32,538
                 ============================================================================

                 A portion of the deferred income tax assets can be realized through carrybacks and reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets.

                 The company has not recognized deferred income taxes on $69,092 of undistributed earnings of its international subsidiaries since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the company would be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

                 Barnes Group Inc.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                                                   1995     1994     1993
                 ------------------------------------------------------------------------
                 U.S. federal statutory income tax rate            35.0%    35.0%    35.0%
                 Effect of graduated rates                            -        -     (1.0)
                 State taxes (net of federal benefit)               3.5      3.8      3.6
                 Foreign losses without tax benefit                 2.7      4.0     25.2
                 Translation losses                                 0.2      0.4      5.9
                 Research and development tax credits                 -     (0.3)    (1.8)
                 Foreign tax rates                                 (1.6)    (3.1)    (5.2)
                 NASCO income                                      (1.0)    (2.0)    (5.9)
                 Goodwill amortization                              0.5      0.7      2.7
                 Income tax benefit of allocated ESOP dividends    (0.8)    (0.9)    (3.2)
                 Enacted rate change                                  -        -     (9.5)
                 Other                                              1.0      2.5      2.0
                 ------------------------------------------------------------------------
                 Consolidated effective income tax rate            39.5%    40.1%    47.8%
                 ========================================================================

                 Income taxes paid, net of refunds, were $13,269, $8,848 and $4,255 in 1995, 1994 and 1993, respectively.
-------------------------------------------------------------------------------
7. COMMON STOCK  In 1995, 1994 and 1993, 167,779, 135,692 and 70,504 shares of common stock were issued from treasury for the exercise of stock options, purchases by the Employee Stock Purchase Plan and various other incentive awards. Also in 1995, the company acquired 42,236 shares of the company's common stock from its Guaranteed Stock Plan at a cost of $1,746. These acquired shares were placed in treasury.

                 Each share of outstanding common stock contains a dividend distribution right (Right) which entitles the holder to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for one hundred dollars.

                 Separate rights certificates will be mailed to stockholders if a person or group acquires or commences a tender or exchange offer for 50% or more of the outstanding shares of the company's common stock. The Rights, which have no voting or dividend rights, expire July 29, 1996 and may be redeemed by the company at a price of five cents per Right at any time until the tenth day following public announcement that a person or group has acquired or intends to acquire 50% or more of the outstanding common stock.

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

-------------------------------------------------------------------------------
8. PREFERRED     At December 31, 1995 and 1994, the company had 3,000,000
   STOCK         shares of $1 par value preferred stock authorized, none of which were outstanding.

-------------------------------------------------------------------------------
9. STOCK PLANS   All U.S. salaried and non-union hourly employees are eligible to participate in the company's Guaranteed Stock Plan (GSP).
                 The GSP provides for the investment of employer and employee contributions in the company's common stock. The company guarantees a minimum rate of return on certain GSP assets.

                 Barnes Group Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 The GSP is a leveraged Employee Stock Ownership Plan (ESOP). In 1989, the GSP purchased 579,310 shares of the company's common stock at a cost of $21,000 using the proceeds of a loan guaranteed by the company. These shares are held in trust and are issued to employees' accounts in the GSP as the loan is repaid. Principal and interest on the GSP loan are being paid in quarterly installments through 1999. The loan bears interest based on LIBOR. At December 31, 1995 the interest rate was 6.7%. Interest of $747, $653 and $592 was incurred in 1995, 1994 and 1993, respectively.

                 Contributions and certain dividends received are used in part by the GSP to service its debt. Contributions include both employee contributions up to a maximum of 10% of eligible pay and company contributions.

                 The company contributions are equal to the amount required by the Plan to pay the principal and interest due under the Plan loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP. The GSP used $1,459, $1,323 and $1,277 of company dividends for debt service in 1995, 1994 and 1993, respectively. The company expenses all cash contributions made to the GSP. Compensation expense was $2,245, $2,268 and $2,452 in 1995, 1994 and 1993, respectively. In addition to the company shares held in trust, the GSP also purchases the company's common stock on the open market to meet its requirements. As of December 31, 1995, the GSP held 1,158,819 shares of the company's common stock, of which 224,968 shares were unallocated.

                 For financial statement purposes, the company reflects its guarantee of the GSP's debt as a liability with a like amount reflected as a reduction of stockholders' equity.

                 The company also has an Employee Stock Purchase Plan under which eligible employees may elect to have up to 10% of base compensation deducted from payroll for the purchase of the company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the Plan is 675,000. During 1995, 21,012 shares (22,367 and 23,737 shares in 1994 and 1993, respectively) were purchased. As of December 31, 1995, 221,871 shares may be issued in the future.

                 The 1991 Barnes Group Stock Incentive Plan authorizes the granting of incentives to officers and other executives in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. A predecessor plan which provided for similar incentives expired in 1991.
                 Options granted under that plan continue to be exercisable and any options which terminate without being exercised become available for grant under the 1991 Plan. A maximum of 660,926 common shares are subject to issuance under this plan after December 31, 1995. Data relating to grants under these plans follow:

                 Options                                       1995        1994
                 --------------------------------------------------------------
                 Outstanding, January 1                     644,554     713,696
                 Granted                                     79,100     117,300
                 Exercised (at $17.96 to $38.38)            146,046     108,464
                 Cancelled                                   77,252      77,978
                 --------------------------------------------------------------
                 Outstanding, December 31 (at $20.83
                   to $42.13)                               500,356     644,554
                 ==============================================================
                 Exercisable, December 31 (at $20.83
                   to $38.38)                               142,400     237,120
                 ==============================================================
                 Available for future grants, December 31   160,570     162,418
                 ==============================================================

                 Barnes Group Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Under the Non-employee Director Deferred Stock Plan each non-employee director is awarded 2,000 shares of the company's common stock upon retirement. In 1994, 4,000 shares were issued under this plan. No shares were issued in 1995 or 1993. As of December 31, 1995, 20,000 shares were reserved for issuance under this plan.

                 Total shares reserved for issuance under all stock plans
                 aggregated 902,797 at December 31, 1995.
-------------------------------------------------------------------------------
10. PENSION      The company has noncontributory defined benefit pension plans
    PLANS        covering a majority of its worldwide employees at Associated
                 Spring, Bowman Distribution and its Executive Office. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service.
                 The company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974 (ERISA).
                 Plan assets consist primarily of common stocks and fixed income investments.

                 Pension expense consisted of the following:

                                                       1995      1994      1993
                 --------------------------------------------------------------
                 Service cost                      $  4,836  $  5,282  $  4,467
                 Interest cost                       15,907    15,290    14,946
                 Actual (return) loss on
                   plan assets                      (43,256)      941   (25,875)
                 Net amortization and deferral       22,960   (20,295)    7,308
                 --------------------------------------------------------------
                                                   $    447  $  1,218  $    846
                 ==============================================================

                 The funded status of the plans at December 31, is set forth below:

                                                                1995       1994
                 --------------------------------------------------------------
                 Plan assets at fair value                  $247,915   $216,767
                 Actuarial present value of
                  benefit obligations:
                   Vested benefits                           201,231    176,219
                   Nonvested benefits                          4,124      3,856
                 --------------------------------------------------------------
                   Accumulated benefit obligations           205,355    180,075
                   Additional benefits based on projected
                    future salary increases                   23,026     20,324
                 --------------------------------------------------------------
                   Projected benefit obligations             228,381    200,399
                 --------------------------------------------------------------
                 Plan assets greater than projected
                  benefit obligations                       $ 19,534   $ 16,368
                 ==============================================================

                 Reconciliation to net pension asset recognized in the accompanying balance sheets:

                                                                1995       1994
                 --------------------------------------------------------------
                 Plan assets greater than projected
                  benefit obligations                       $ 19,534   $ 16,368
                 Adjustments for unrecognized:
                   Net gains                                  (6,512)    (2,901)
                   Prior service costs                         4,591      4,859
                   Net asset at transition                    (9,043)   (10,639)
                 --------------------------------------------------------------
                                                             (10,964)    (8,681)
                 --------------------------------------------------------------
                 Net pension asset                          $  8,570   $  7,687
                 ==============================================================

                 Barnes Group Inc.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Significant assumptions used in determining pension expense and the funded status of the plans were:

                                                           1995    1994    1993
                 ---------------------------------------------------------------
                 Weighted average discount rate            7.25%   8.25%   7.50%
                 Increase in compensation                  5.25%   5.25%   5.25%
                 Long-term rate of return on plan assets   9.00%   9.00%   9.00%

                 The reduction in the weighted average discount rate, from 8.25% to 7.25%, increased the projected benefit obligations by approximately $23,016 at December 31, 1995 and will increase annual pension expense by $712.

                 The company has defined contribution plans covering employees of Barnes Aerospace and field sales employees of Bowman Distribution's U.S. operation. Company contributions under these plans are based primarily on the performance of the business unit and employee compensation. Total expense amounted to $1,748, $1,431 and $1,566 in 1995, 1994 and 1993,
                 respectively.

                 The pension agreement between the company and the union
                 representing the three largest Associated Spring plants became subject to renegotiation during the first quarter of 1995.
                 Pension negotiations have been delayed, in part, due to
                 negotiations for a new collective bargaining agreement
                 covering workers at Associated Spring's largest plant. The pension negotiation could be further delayed by the fact that the labor agreement covering workers at another large
                 Associated Spring plant is scheduled for renegotiation in
                 1996.
--------------------------------------------------------------------------------
11. POSTRE-      The company provides certain medical, dental and life
    TIREMENT     insurance benefits for a majority of its retired employees in
    HEALTHCARE   the U.S. and Canada. It is the company's practice to fund
    AND LIFE     these benefits as incurred.
    INSURANCE
    BENEFITS     Postretirement benefit expense consisted of the following:

                                                     1995       1994       1993
                 ---------------------------------------------------------------
                 Service cost                     $   679    $   874    $   792
                 Interest cost                      5,594      5,199      5,840
                 Net amortization                    (158)      (158)         -
                 ---------------------------------------------------------------
                                                  $ 6,115    $ 5,915    $ 6,632
                 ===============================================================

                 The amounts included in the accompanying balance sheets at December 31, were as follows:

                                                     1995       1994       1993
                 ---------------------------------------------------------------
                 Accumulated benefit obligations:
                  Retirees                        $57,160    $50,917    $48,199
                  Employees eligible to retire      6,904      6,209      8,334
                  Employees not eligible to retire 13,654     12,020     15,204
                  Unrecognized prior service cost   1,021      1,245      1,403
                  Unrecognized net loss            (7,339)      (986)    (4,823)
                 ---------------------------------------------------------------
                                                  $71,400    $69,405    $68,317
                 ===============================================================

                 Postretirement benefit obligations included in:
                  Accrued liabilities             $ 5,673    $ 5,300    $ 5,200
                  Accrued retirement benefits      65,727     64,105     63,117
                 ---------------------------------------------------------------
                                                  $71,400    $69,405    $68,317
                 ===============================================================

                 A deferred tax asset is included in the accompanying balance sheets recognizing the future tax benefit of the postretirement benefit obligations (See Note 6).

                 Barnes Group Inc.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Cash payments made in 1995, 1994 and 1993 for postretirement benefits were $5,210, $4,828 and $4,597, respectively.

                 The company's accumulated benefit obligations take into account certain cost-sharing provisions. The annual assumed rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 10.0% for 1995, gradually reducing to 5.0% by the year 2001. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated benefit obligations by approximately $6,664 at December 31, 1995, and would have increased 1995 expense by approximately $815.

                 Discount rates of 7.25%, 8.25% and 7.5% were used in
                 determining the accumulated benefit obligations at December
                 31, 1995, 1994 and 1993, respectively. While the reduction in the weighted average discount rate from 8.25% to 7.25%
                 increased the accumulated benefit obligations by $7,213 at
                 December 31, 1995, it will have only a minor impact on the
                 1996 expense.
-------------------------------------------------------------------------------
12. LEASES       Rent expense was $5,866, $6,072 and $5,256 for 1995, 1994 and
                 1993, respectively. Minimum rental commitments under
                 noncancellable leases (principally for buildings and
                 equipment) in years 1996 through 2000 are $3,089, $2,198,
                 $1,601, $1,023, $837 and $4,895 thereafter.
-------------------------------------------------------------------------------
13. INFORMATION  The company operates three businesses:
    ON BUSINESS
    SEGMENTS     Associated Spring: manufactures and distributes custom-made springs and other close-tolerance engineered metal components principally to the transportation, electronics and industrial markets. Associated Spring's custom metal parts are sold in the United States and through its foreign subsidiaries.
                 Foreign manufacturing operations are located in Brazil, Canada, Mexico and Singapore. The automotive and automotive parts industries constitute Associated Spring's largest market.

                 Bowman Distribution: distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Bowman Distribution's operations and markets are located primarily in the United States. Other important locations include Canada and Europe.

                 Barnes Aerospace: manufactures precision machined parts and fabricated assemblies, and refurbishes jet engine components for the aircraft and aerospace industries. Barnes Aerospace's operations and markets are located primarily in the United States.

                 Sales between the business segments and between the geographic areas are accounted for on the same basis as sales to unaffiliated customers. Operating income includes net sales less cost of sales, selling and administrative expenses and the cost of plant closings and restructurings. In 1993, plant closings and restructurings included $3,400 for combining operations of the Aerospace machining units and $1,500 for the consolidation of Associated Spring's operations in Mexico. Other income and expenses are not included in operating income. Corporate assets consist of cash and cash equivalents, deferred income taxes, other assets, transportation equipment and the Executive Office building. Included in the 1995 identifiable international assets are the assets of manufacturing facilities in Singapore ($19,200), Brazil ($14,100), Canada ($18,000) and Mexico ($10,300) and
                 distribution facilities in Canada ($13,100), United Kingdom ($16,300) and France ($8,000). Associated Spring's operation in Singapore was an important contributor to the company's international operating income during each of the three years presented.

Barnes Group Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following tables set forth information about the company's operations by its three business segments and by geographic area:

OPERATIONS BY BUSINESS SEGMENT

                                                             Net Sales                Operating Income
                                                     -----------------------------------------------------
(Dollars in millions)                                  1995     1994     1993       1995     1994     1993
----------------------------------------------------------------------------------------------------------
Associated Spring                                    $279.0   $272.4   $233.0     $ 42.6   $ 41.7   $ 28.6
Bowman Distribution                                   217.0    215.1    193.2       17.4     12.6      6.7
Barnes Aerospace                                       97.3     82.3     77.0        5.0     (1.8)    (4.5)
Intersegment sales                                     (0.8)    (0.6)    (0.9)         -        -        -
                                                     -----------------------------------------------------
                                                     $592.5   $569.2   $502.3       65.0     52.5     30.8
                                                     ========================
Plant closings and restructurings                                                      -        -     (4.9)
Corporate expenses                                                                 (16.2)   (15.9)   (13.4)
----------------------------------------------------------------------------------------------------------
Operating Income                                                                  $ 48.8   $ 36.6   $ 12.5
==========================================================================================================

                           Identifiable Assets         Capital Expenditures         Depreciation Expense
                        ----------------------------------------------------------------------------------
(Dollars in millions)     1995     1994     1993       1995     1994     1993       1995     1994     1993
----------------------------------------------------------------------------------------------------------
Associated Spring       $160.3   $144.7   $124.3     $ 24.2   $ 23.7   $ 11.1     $ 11.6   $  9.0   $  7.7
Bowman Distribution       79.2     86.0     80.7        3.6      4.3      5.6        4.1      3.1      2.9
Barnes Aerospace          87.0     85.6     90.0        7.8      3.7      5.4        7.2      7.5      8.0
Corporate                 35.0     35.7     38.3        0.2      0.1      0.1        0.3      0.2      0.3
----------------------------------------------------------------------------------------------------------
                        $361.5   $352.0   $333.3     $ 35.8   $ 31.8   $ 22.2     $ 23.2   $ 19.8   $ 18.9
==========================================================================================================

OPERATIONS BY GEOGRAPHIC AREA

                                                             Net Sales                Operating Income
                                                     -----------------------------------------------------
(Dollars in millions)                                  1995     1994     1993       1995     1994     1993
----------------------------------------------------------------------------------------------------------
Domestic                                             $463.4   $454.8   $404.8     $ 51.3   $ 45.0   $ 28.4
International                                         137.9    121.9    103.1       13.7      7.5      2.4
Sales between geographic areas                         (8.8)    (7.5)    (5.6)         -        -        -
----------------------------------------------------------------------------------------------------------
                                                     $592.5   $569.2   $502.3     $ 65.0   $ 52.5   $ 30.8
==========================================================================================================

                                                                                     Identifiable Assets
                                                                                  ------------------------
(Dollars in millions)                                                               1995     1994     1993
----------------------------------------------------------------------------------------------------------
Domestic                                                                          $227.5   $226.6   $210.3
International                                                                       99.0     89.7     84.7
Corporate                                                                           35.0     35.7     38.3
----------------------------------------------------------------------------------------------------------
                                                                                  $361.5   $352.0   $333.3
==========================================================================================================

                 Barnes Group Inc.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
14. CONTINGENCY  In December, 1991, the company was notified by the McDonnell
                 Douglas Corporation that McDonnell Douglas was terminating for default an $8,200 contract with the company's Advanced Fabrication division. In 1992, the company wrote off $4,000 of net assets related to this contract previously included in its financial statements. The company believed from the onset that it had legitimate defenses to the default claim. In June, 1995, this dispute was settled to the satisfaction of both parties with no further financial impact on the results of operations or on the financial position of the company.


-------------------------------------------------------------------------------
                 REPORT OF INDEPENDENT ACCOUNTANTS


                 TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BARNES GROUP INC.

                 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Barnes Group Inc. for the year ended December 31, 1993 were audited by other independent accountants whose report dated January 28, 1994 expressed an unqualified opinion on those statements.

                 /s/ PRICE WATERHOUSE LLP

                 Hartford, Connecticut
                 January 23, 1996

Barnes Group Inc.
QUARTERLY DATA (UNAUDITED)


                                                     First            Second             Third            Fourth              Full
(Dollars in millions except per share data)        Quarter           Quarter           Quarter           Quarter              Year
-----------------------------------------------------------------------------------------------------------------------------------
1995
Net sales                                           $158.6            $151.0            $141.7            $141.2            $592.5
Gross profit*                                         57.7              54.8              49.8              48.1             210.4
Operating income                                      14.5              13.4              11.1               9.8              48.8
Net income                                             8.3               7.3               6.3               5.6              27.5
Per Common Share:
Net income                                            1.29              1.12               .95               .84              4.20
Dividends                                              .40               .40               .40               .40              1.60
Market prices (high-low)                    $44 3/8-36 1/4    $45 3/4-40 1/4            $43-40    $40 7/8-35 7/8    $45 3/4-35 7/8

1994
Net sales                                           $142.1            $143.2            $140.3            $143.6            $569.2
Gross profit*                                         51.4              51.4              50.6              49.3             202.7
Operating income                                       8.8               9.6              10.2               8.0              36.6
Net income                                             4.9               5.5               5.4               4.5              20.3
Per Common Share:
Net income                                             .78               .87               .84               .71              3.20
Dividends                                              .35               .35               .35               .40              1.45
Market prices (high-low)                    $31 1/2-29 1/2    $37 3/4-29 3/4        $38-33 5/8    $39 7/8-35 1/2    $39 7/8-29 1/2

Note: The fourth quarter of 1994 includes a pretax charge of $1.1 or $.10 per common share for severance costs at Barnes Aerospace.

*Sales minus cost of sales.

Barnes Group Inc.
SELECTED FINANCIAL DATA

                                                                                             1995           1994           1993(2)
---------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (1)
Income (loss)
 Continuing operations                                                                     $   4.20       $   3.20       $    .70
 Effect of accounting changes                                                                     -              -              -
 Discontinued operations                                                                          -              -              -
 Net income (loss)                                                                             4.20           3.20            .70
Dividends paid                                                                                 1.60           1.45           1.40
Stockholders' equity before deduction of guaranteed
 ESOP obligation (at year-end)                                                                21.16          18.53          16.82
Stock price (at year-end)                                                                        36             38         31 1/4
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR (in thousands)
Net sales                                                                                  $592,509       $569,197       $502,292
Operating income                                                                             48,804         36,649         12,538
  As a percent of sales                                                                         8.2%           6.4%           2.5%
Income from continuing operations before income taxes
  and effect of accounting changes                                                         $ 45,450       $ 33,922       $  8,391
Income taxes                                                                                 17,966         13,606          4,008
Income from continuing operations before
  effect of accounting changes (8)                                                           27,484         20,316          4,383
  As a percent of average stockholders' equity
    before deduction of guaranteed ESOP obligation                                             20.8%          18.0%           4.1%
Effect of accounting changes                                                               $      -       $      -       $      -
Net income (loss)                                                                            27,484         20,316          4,383
Net income (loss) applicable to common stock                                                 27,484         20,316          4,383
Depreciation and amortization                                                                26,750         23,733         23,094
Capital expenditures                                                                         35,820         31,848         22,216
Average common shares outstanding                                                             6,547          6,354          6,250
---------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                                                            $ 95,280       $ 88,325       $ 87,011
Current ratio                                                                              2.2 to 1       2.0 to 1       2.1 to 1
Property, plant and equipment                                                              $122,870       $112,569       $103,043
Total assets                                                                                361,549        351,956        333,296
Long-term debt                                                                               70,000         70,000         70,000
Stockholders' equity before deduction of
  guaranteed ESOP obligation                                                                138,680        119,150        105,868
Guaranteed ESOP obligation                                                                    9,839         12,011         14,019
Stockholders' equity                                                                        128,841        107,139         91,849
Debt as a percent of total capitalization (9)                                                  24.6%          28.3%          30.5%
---------------------------------------------------------------------------------------------------------------------------------
YEAR-END STATISTICS
Employees                                                                                     3,880          4,181          4,357


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


    1992(3)(4)    1991           1990          1989(5)       1988          1987(6)       1986(7)       1985
-----------------------------------------------------------------------------------------------------------


$    .94      $   2.60       $   2.76      $   1.94      $   3.06      $   2.80      $   2.57      $   2.27
   (6.56)            -             -              -             -             -             -             -
       -             -             -              -             -             -             -          (.60)
   (5.62)         2.60           2.76          1.94          3.06          2.80          2.57          1.67
    1.40          1.40           1.40          1.40          1.20          1.15          1.00           .85

   17.59         25.31          23.88         21.96         20.35         17.91         19.27         17.68
  30 1/2        35 3/8         25 7/8            29        35 5/8            32        30 1/2        27 1/2
-----------------------------------------------------------------------------------------------------------

$529,073      $535,660       $545,857      $511,221      $496,060      $458,016      $439,727      $431,762
   7,259        37,982         41,198        33,990        43,702        42,265        43,056        40,767
     1.4%          7.1%           7.5%          6.6%          8.8%          9.2%          9.8%          9.4%

$  7,671      $ 28,849       $ 29,952      $ 23,118      $ 33,175      $ 34,576      $ 35,336      $ 33,574
   1,838        12,926         13,163        10,745        14,327        16,736        18,733        17,157

   5,833        15,923         16,789        11,114        16,711        17,700        16,603        16,417

     5.1%         10.5%          12.0%          9.0%         15.9%         14.0%         14.0%         13.4%
$(40,695)     $     -        $      -      $      -      $      -      $      -      $      -      $ (4,324)
 (34,862)       15,923         16,789        12,373        18,848        17,840        16,603        12,093
 (34,862)       15,923         16,789        11,114        16,711        17,700        16,603        12,093
  23,741        23,159         22,044        18,167        16,626        15,470        14,511        13,486
  16,238        19,099         21,615        18,218        21,821        22,457        18,803        16,232
   6,202         6,127          6,078         5,733         5,465         6,321         6,461         7,223
-----------------------------------------------------------------------------------------------------------

$ 93,500      $102,995       $ 94,087      $ 89,194      $102,126      $ 85,991      $ 54,659      $ 54,077
2.0 to 1      2.2 to 1       1.9 to 1      1.9 to 1      2.3 to 1      2.0 to 1      1.5 to 1      1.6 to 1
$104,437      $114,299       $114,717      $107,491      $100,403      $ 96,066      $ 87,613      $ 87,662
 348,346       341,857        342,383       328,116       311,876       297,946       277,828       253,586
  70,000        78,428         78,714        79,088        79,287        73,853        32,285        29,837

 109,451       156,407        145,614       133,218       112,810        97,103       123,025       113,978
  15,876        17,594         19,182        20,650             -             -             -             -
  93,575       138,813        126,432       112,568       112,810        97,103       123,025       113,978
    31.2%         36.5%          39.8%         41.1%         37.7%         39.7%         28.5%         22.9%
-----------------------------------------------------------------------------------------------------------

   4,051         4,478          4,744         4,799         4,770         4,712         4,697         4,845

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

                 Barnes Group Inc.
                 DIRECTORS AND OFFICERS


DIRECTORS        THOMAS O. BARNES
                 Chairman of the Board

               * WALLACE BARNES
                 Retired Chairman of the Board

            + ++ GARY G. BENANAV
                 Executive Vice President
                 Aetna Life and Casualty Company
                 Hartford, Connecticut

               * WILLIAM S. BRISTOW, JR.
                 President
                 W. S. Bristow & Associates, Inc.
                 Rollinsford, New Hampshire

            * ++ ROBERT J. CALLANDER
                 Executive in Residence
                 Columbia University
                 School of Business

                 Retired Vice Chairman
                 Chemical Banking Corporation
                 New York, New York

               * GEORGE T. CARPENTER
                 President
                 The S. Carpenter
                 Construction Company
                 Bristol, Connecticut

            + ++ DONNA R. ECTON
                 Chairman, President and
                 Chief Executive Officer
                 Business Mail Express, Inc.
                 Reston, Virginia

            + ++ MARCEL P. JOSEPH
                 Chairman of the Board
                 Augat Inc.
                 Mansfield, Massachusetts

               * THEODORE E. MARTIN
                 President  and
                 Chief Executive Officer

            + ++ JUAN M. STETA
                 Counsel to the law firm of
                 Santamarina y Steta
                 Mexico, D.F., Mexico

               + K. GRAHAME WALKER
                 Chairman and
                 Chief Executive Officer
                 The Dexter Corporation
                 Windsor Locks, Connecticut

               * A. STANTON WELLS
                 Retired President and
                 Chief Executive Officer


OFFICERS         EXECUTIVE OFFICE

                 THEODORE E. MARTIN
                 President and
                 Chief Executive Officer

                 THOMAS O. BARNES
                 Senior Vice President -
                 Administration

                 JOHN E. BESSER
                 Senior Vice President -
                 Finance and Law

                 JOSEPH R. KOWALCHIK
                 Senior Vice President -
                 Human Resources

               + JOHN J. LOCHER
                 Vice President, Treasurer

                 MARY LOUISE BEARDSLEY
                 Associate General Counsel
                 and Secretary

                 FRANCIS C. BOYLE, JR.
                 Assistant Controller


                 OPERATIONS

                 ALI A. FADEL
                 Vice President, Barnes Group Inc.,
                 and President, Associated Spring

                 LEONARD M. CARLUCCI
                 Vice President, Barnes Group Inc.,
                 and President, Bowman Distribution

                 THEODORE E. MARTIN
                 (Acting) President, Barnes Aerospace


               * MEMBER OF EXECUTIVE COMMITTEE
               + MEMBER OF AUDIT COMMITTEE
              ++ MEMBER OF COMPENSATION COMMITTEE

                Barnes Group Inc.
                CORPORATE INFORMATION


DIRECTORY OF    BARNES GROUP INC.
OPERATIONS      Executive Office
                Bristol, Connecticut

                ASSOCIATED SPRING
                Headquarters
                Bristol, Connecticut

                Manufacturing Plants
                North America:
                Bristol, Connecticut
                Saline, Michigan
                Syracuse, New York
                Arden, North Carolina
                Corry, Pennsylvania
                Dallas, Texas
                Milwaukee, Wisconsin
                Burlington, Ontario, Canada
                Mexico City, Mexico

                South America:
                Campinas, Brazil

                Asia:
                Republic of Singapore

                Distribution Operations
                United States:
                Maumee, Ohio
                Cerritos, California
                Ypsilanti, Michigan
                Arlington, Texas
                New Berlin, Wisconsin

                United Kingdom:
                Evesham

                France:
                Montigny

                BOWMAN DISTRIBUTION
                Headquarters
                Cleveland, Ohio

                Distribution Centers
                United States:
                Bakersfield, California
                Norcross, Georgia
                Rockford, Illinois
                Elizabethtown, Kentucky
                Edison, New Jersey
                Arlington, Texas
                Auburn, Washington

                Canada:
                Concord, Ontario
                Edmonton, Alberta
                Moncton, New Brunswick
                St. Laurent, Quebec

                Distribution Operations
                United Kingdom:
                Corsham

                France:
                Voisins Le Bretonneux

                BARNES AEROSPACE
                Headquarters
                Windsor, Connecticut

                Manufacturing Plants
                United States:
                East Granby, Connecticut
                Windsor, Connecticut
                Lansing, Michigan
                Ogden, Utah

                Asia:
                Republic of Singapore


STOCKHOLDERS'   TRANSFER AGENT AND REGISTRAR
INFORMATION     Shareholder Inquiries/
                Address Changes/Consolidations
                Chemical Mellon Shareholder
                Services, L.L.C.
                P.O. Box 590
                Ridgefield Park, NJ 07660
                1-800-288-9541
                (Continental U.S. only)
                or 1-412-236-8000

                For Hearing Impaired
                1-800-231-5469

                Lost Certificates/Replacements
                Chemical Mellon Shareholder
                Services, L.L.C.
                Estoppel Department
                P.O. Box 467
                Washington Bridge Station
                New York, NY 10033

                Certificate Transfers
                Chemical Mellon Shareholder
                Services, L.L.C.
                P.O. Box 469
                Washington Bridge Station
                New York, NY 10033

                All certificates should be sent
                registered mail.

                Dividend Investment/
                Shareholder Investment Plans
                Dividends on Barnes Group common
                stock may be automatically invested
                in additional shares.
                Further information can be
                obtained from:

                Mellon Securities Trust Company
                c/o Chemical Mellon
                Shareholder Services, L.L.C.
                P. O. Box 750
                Pittsburgh, PA 15230
                1-800-288-9541
                (Continental U.S. only)
                or 1-412-236-8000

                For Hearing Impaired
                1-800-231-5469

                Hand Deliveries
                Chemical Mellon Shareholder
                Services, L.L.C.
                120 Broadway, 13th Floor
                New York, NY 10271

                STOCK EXCHANGE
                New York Stock Exchange
                Stock Trading Symbol: B

                INDEPENDENT ACCOUNTANTS
                Price Waterhouse LLP
                One Financial Plaza
                Hartford, CT 06103

                ANNUAL MEETING
                Barnes Group Inc. annual
                meeting of stockholders will be held
                at 10:30 a.m., Wednesday, April 3, 1996, at The Travelers Education Center, Hartford, CT.

                INVESTOR INFORMATION
                Barnes Group welcomes inquiries from stockholders, analysts and prospective investors. 10-K Reports are available on request. Contact:

                John F. Sand
                Barnes Group Inc.
                123 Main St., P.O. Box 489
                Bristol, CT 06011-0489
                1-860-583-7070