Form 10-K, Exhibit 13
period 1996-12-31
BARNES GROUP INC
filed 1997-03-11
CIK 9984

Barnes Group Around the World
[WORLD-WIDE GLOBE GRAPHIC]
--------------------------------------------------
--------------
ASSOCIATED SPRING         DISTRIBUTION OPERATIONS
HEADQUARTERS              UNITED STATES
Bristol, Connecticut      Maumee, Ohio
                          Cerritos, California

MANUFACTURING PLANTS      Ypsilanti, Michigan
NORTH AMERICA             Arlington, Texas
Bristol, Connecticut      New Berlin, Wisconsin
Saline, Michigan
Syracuse, New York        UNITED KINGDOM
Arden, North Carolina     Evesham
Corry, Pennsylvania
Dallas. Texas             FRANCE
Milwaukee, Wisconsin      Montigny
Burlington, Ontario, Canada
Mexico City, Mexico

SOUTH AMERICA
Campinas, Brazil

ASIA
Republic of Singapore

--------------------------------------------------
--------------
BOWMAN DISTRIBUTION
HEADQUARTERS
Cleveland, Ohio

DISTRIBUTION CENTERS      BARNES AEROSPACE
UNITED STATES             HEADQUARTERS
Bakersfield, California   Windsor, Connecticut
Norcross, Georgia
Rockford, Illinois        MANUFACTURING PLANTS
Elizabethtown, Kentucky   UNITED STATES
Edison, New Jersey        East Granby, Connecticut
Arlington, Texas          Windsor, Connecticut
Auburn, Washington        Lansing, Michigan
                          Ogden, Utah

CANADA                    ASIA
Concord, Ontario          Republic of Singapore
Edmonton, Alberta
Moncton, New Brunswick    BARNES GROUP INC.
St. Laurent, Quebec       HEADQUARTERS
                          Bristol, Connecticut
DISTRIBUTION OPERATIONS
UNITED KINGDOM
Corsham

FRANCE
Voisins Le Bretonneux

[UNITED STATES MAP GRAPHIC]

MANAGEMENTOS DISCUSSION AND ANALYSIS  BARNES GROUP
INC.

A SALUTE TO OUR EMPLOYEES
WHO HELPED MAKE IT HAPPEN

Flowing through the following financial pages is a series of employee photos that represent the thousands of people throughout the company whose contributions in 1996 helped us achieve record earnings for the second year in a row. It is through their efforts that the momentum that began three years ago has accelerated -- and will continue to move us ahead in the future. It has always been a key part of Barnes GroupOs Guiding
Philosophy that Opeople are our most important resource.O

[PHOTO OF TARIQ AFZAL ASSOCIATED SPRING
SOUTHFIELD, MICHIGAN]
[PHOTO OF AL BEDELL BARNES AEROSPACE WINDSOR,
CONNECTICUT]

RESULTS OF OPERATIONS

Barnes Group Inc. reported all-time records in sales and earnings in 1996, for the second consecutive year. Sales were $595.0 million compared to $592.5 million in 1995. Sales in 1995 increased 4% over 1994. Operating income was up
13% in 1996 to $55.3 million, compared to $48.8
million in 1995. Operating income in 1995 increased 33% over the $36.6 million reported in 1994. Operating income margin has steadily increased to 9.3% in 1996 compared to 8.2% in 1995 and 6.4% in 1994. The 1996 results reflect profit growth at all three business segments and solid sales gains at Barnes Aerospace. The 1995 results reflected sales and profit improvements at all three business segments. Cost of sales as a percentage of sales was 64.7% in 1996, comparable to the prior two year periods. Selling and administrative expenses decreased in both 1996 and 1995 versus the previous years.

SEGMENT REVIEW -- SALES AND OPERATING INCOME
Associated Spring segment sales for 1996 were $279.5 million, up slightly from 1995. Sales in 1995 of $279.0 million were 2% higher than 1994.
This segment reported an 8% increase in operating income, to a record $45.8 million in 1996. In
1995, Associated Spring reported operating income of $42.6 million compared to $41.7 million in 1994.

At the segmentOs North American manufacturing operations, both sales and profits increased, reflecting a stronger domestic automotive market, gains in manufacturing efficiencies and lower material costs. The groupOs distribution business, which markets die springs and precision stock springs, also reported sales and profit growth.
Internationally, results were down compared to the strong results reported in 1995, reflecting a slowdown in its electronics business and a softening in Brazil.

Bowman Distribution segment sales for 1996 were $213.4 million compared to $217.0 million in 1995 and $215.1 million in 1994. While overall North
American sales declined slightly in 1996 versus
1995, good progress was made in penetrating targeted markets, such as railroad, aerospace, public utilities and waste management companies and large customers who look to Bowman for the full support needed to maintain their operating facilities. In Europe, BowmanOs sales declined 5%, as management streamlined its van-based sales force in an effort to eliminate low margin sales volume. At the same time, Bowman U.K. reported an 18% increase in its systems business.

Bowman segment operating income in 1996 of $22.0 million increased $4.6 million or 26% from 1995.
The 1995 level of $17.4 million was $4.8 million above 1994. The gains in operating income reflect reductions in operating expenses in both North
America and Europe. This lower Ocost to serveO is essential to BowmanOs strategy of penetrating targeted markets and large customers where competitive pricing is a key to success. Also during 1996, the U.S. and Canadian operations were integrated into a single, more effective sales and service organization that is expected to have an even greater impact on 1997 results.

Barnes Aerospace segment sales were $103.1 million in 1996, up 6% from 1995, which followed an increase of 18% from 1994. Sharply higher sales were reported by the groupOs Repair and Overhaul business in 1996. The Precision Machining business also reported sales growth, while sales from the Advanced Fabrications business were slightly lower than in 1995. Sales growth in 1995 was driven primarily by the Advanced Fabrications and Precision Machining businesses.

Barnes Aerospace operating income was $5.3 million in 1996 compared to $5.0 million in 1995. In 1994, the group reported an operating loss of $1.8 million. The increase in 1996 profits reflects the increased sales volume. The sharply higher

MANAGEMENTOS DISCUSSION AND ANALYSIS  BARNES GROUP
INC.

[PHOTO OF LOU BESSETTE BARNES AEROSPACE WINDSOR,
CONNECTICUT]
[PHOTO OF WAYNE BUCK ASSOCIATED SPRING BURLINGTON,
ONTARIO]
[PHOTO OF CAROL DANIELS BOWMAN DISTRIBUTION YORK,
PENNSYLVANIA]

profits in 1995 compared to 1994 reflect the higher sales volume, increased gross margins and lower operating costs as a percentage of sales.

NON-OPERATING INCOME/EXPENSE

Other income was $4.1 million in 1996, $4.4 million in 1995 and $4.6 million in 1994. Other income includes $1.6 million, $1.9 million and $2.3 million from the companyOs investment in NASCO, a company jointly owned with NHK Spring
Co., Ltd. of Japan. The 1996 decrease in NASCO profits reflects increased costs, primarily interest and depreciation, associated with a major capacity expansion to meet increased customer requirements for automotive suspension springs.
Interest income, another component of other income, was $1.2 million in 1996 compared to $1.4 million in 1995 and $1.3 million in 1994.

Interest expense was consistent over the three years reflecting comparable borrowing levels and a relatively stable interest rate environment.

Other expenses decreased in 1996 following an increase in 1995, primarily due to foreign exchange and translation losses. These losses were $0.8 million, $1.1 million and $0.5 million in 1996, 1995 and 1994, respectively.

INCOME TAXES

The companyOs effective income tax rate has declined steadily over the last three years. The companyOs effective tax rate was 37.7% in 1996 compared with 39.5% in 1995 and 40.1% in 1994. The lower rate in 1996 was due in part to lower foreign losses without tax benefit and higher foreign income with tax rates lower than the U.S.
statutory tax rate. For further discussion of income taxes, see Note 6 of the Notes to Consolidated Financial Statements on page 20.

NET INCOME AND NET INCOME PER SHARE

Consolidated net income was $32.6 million in 1996, $27.5 million in 1995 and $20.3 million in 1994.
On a per share basis, income for 1996 was $4.90, compared to $4.20 in 1995 and $3.20 in 1994. This marks the second consecutive year of record earnings.

INFLATION

Management believes that inflation during the 1994-
1996 period did not have a material impact on the companyOs historical financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The companyOs ability to generate cash from operations in excess of its capital investment and dividend requirements is one of its leading financial strengths. Management anticipates that operating activities in 1997 will continue to provide sufficient cash flows to capitalize on opportunities for business expansion and to meet all of the companyOs financial commitments.

Management assesses the companyOs liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, dividends, effective utilization of surplus cash positions overseas and adequate bank lines of credit.

Operating activities are the principal source of cash flow for the company, generating nearly $46 million of cash flow in 1996 after a record $47 million in 1995. During the past three years, operating activities provided over $130 million of cash which the company used, in part, to pay dividends to stockholders and fund significant investments in plant and equipment.

MANAGEMENTOS DISCUSSION AND ANALYSIS  BARNES GROUP
INC.

[PHOTO OF CARL DELINE BARNES AEROSPACE LANSING,
MICHIGAN]
[PHOTO OF JOHN DONLON EXECUTIVE OFFICE BRISTOL,
CONNECTICUT]
[PHOTO OF JERRY DRALLE BOWMAN DISTRIBUTION
CLEVELAND, OHIO]

Investing activities used cash of $32 million in 1996 compared with $37 million in 1995 and $31 million in 1994. Capital expenditures of $34
million in 1996 approached the record level of $36 million in 1995. During the past three years, the company has invested over $100 million in new plant and equipment with nearly $70 million of that invested at Associated Spring. The focus of these investments is plant and equipment to support business growth and to improve productivity and quality. The company expects 1997 capital spending to continue at a strong pace.

Financing activities include net borrowings, dividend payments and stock transactions. In 1996, the companyOs financing activities used cash of $7 million compared to $14 million in 1995. The higher usage of cash in 1995 was due, in part, to a $7 million debt reduction. In 1996, the annual cash dividend per share was increased from $1.60 to $1.80. As a result, total cash dividends paid to stockholders increased to $12 million.

The company has and will continue to utilize surplus cash from foreign subsidiaries to fund worldwide cash requirements when it is cost effective to do so. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund ordinary business needs worldwide.

To supplement internal cash generation, the company maintains substantial bank borrowing facilities. At December 31, 1996, the company had $150 million of borrowing capacity available under a revolving credit agreement that expires in 2001.
In addition, the company has available $130 million in uncommitted, short-term bank credit lines, of which $7.5 million was in use at December 31, 1996. During 1996 and 1995, the company maintained long-term debt of $70 million comprised, in part, of borrowings under its short-term bank credit lines backed by its long-term revolving credit agreement. The company considers this a cost effective way to manage its long-term financing needs. The company believes its bank credit facilities coupled with cash generated from operations are adequate for its anticipated future requirements.

[PHOTO OF RICK FRANCOLINI BOWMAN DISTRIBUTION
CROMWELL, CONNECTICUT]
[PHOTO OF MARK GAMBLE ASSOCIATED SPRING
BURLINGTON, ONTARIO]
[PHOTO OF STEVE GANDOLFO BARNES AEROSPACE WINDSOR,
CONNECTICUT]

CONSOLIDATED STATEMENTS OF INCOME  BARNES GROUP
INC.
(Dollars in thousands, except per share data)

Years Ended December 31,    1996     1995     1994
--------------------------------------------------
----------------
Net sales             $  594,989$  592,509$   569,197

Cost of sales            384,722  382,150  366,455
Selling and administrative
  expenses               154,951  161,555  166,093
--------------------------------------------------
----------------
                         539,673  543,705  532,548
--------------------------------------------------
----------------
Operating income          55,316   48,804   36,649

Other income               4,095    4,373    4,611

Interest expense           4,981    5,274    5,133
Other expenses             2,120    2,453    2,205
--------------------------------------------------
----------------
Income before income taxes52,310   45,450   33,922
Income taxes              19,742   17,966   13,606
--------------------------------------------------
----------------
Net income            $   32,568$   27,484$   20,316
==================================================
================
Per common share:
 Net income           $     4.90$     4.20$     3.20
==================================================
================
 Dividends            $     1.80$     1.60$     1.45
==================================================
================
Average common shares outstanding6,641,3296,546,671    6,353,777

See accompanying notes

[PHOTO OF LES GRIFFIN BOWMAN DISTRIBUTION ANAHEIM,
CALIFORNIA]
[PHOTO OF REBECCA HAMILTON BOWMAN DISTRIBUTION
HAYWARD, CALIFORNIA]
[PHOTO OF JIM HENDRICKSON BOWMAN DISTRIBUTION
ROCKFORD, ILLINOIS]

CONSOLIDATED BALANCE SHEETS  BARNES GROUP INC.

(Dollars in thousands)

December 31,                         1996     1995
--------------------------------------------------
----------------
ASSETS
Current assets
 Cash and cash equivalents       $ 23,986 $ 17,868
 Accounts receivable, less allowances
 (1996 - $3,158; 1995 - $3,635)    88,060   86,086
 Inventories                       64,942   56,749
 Deferred income taxes              9,772    8,344
 Prepaid expenses                   3,538    3,769
--------------------------------------------------
----------------
   Total current assets           190,298  172,816
Deferred income taxes              23,575   24,308
Property, plant and equipment     131,071  122,870
Goodwill                           19,441   20,028
Other assets                       25,571   21,527
--------------------------------------------------
----------------
Total assets                     $389,956 $361,549
==================================================
================

LIABILITIES AND STOCKHOLDERSO EQUITY
Current liabilities
 Notes payable                   $  1,767 $    509
 Accounts payable                  30,363   31,839
 Accrued liabilities               46,152   42,840
 Guaranteed ESOP obligation-current 2,540    2,348
--------------------------------------------------
----------------
   Total current liabilities       80,822   77,536
Long-term debt                     70,000   70,000
Guaranteed ESOP obligation          4,951    7,491
Accrued retirement benefits        69,085   68,824
Other liabilities                   7,934    8,857

StockholdersO equity
 Common stock - par value $1.00 per share
   Authorized: 20,000,000 shares
   Issued:  7,345,923 shares stated at15,73715,737
 Additional paid-in capital        28,347   27,360
 Retained earnings                156,698  136,092
 Foreign currency translation adjustments (10,087)     (10,656)
 Treasury stock at cost (1996 - 682,003 shares;
   1995 - 791,205 shares)        (26,040) (29,853)
 Guaranteed ESOP obligation       (7,491)  (9,839)
--------------------------------------------------
----------------
Total stockholdersO equity        157,164  128,841
--------------------------------------------------
----------------
Total liabilities and stockholdersO equity$389,956     $361,549
==================================================
================

See accompanying notes.

[PHOTO OF BOB HOWAT ASSOCIATED SPRING SALINE,
MICHIGAN]
[PHOTO OF NANCY JOHANSEN BARNES AEROSPACE OGDEN,
UTAH]
[PHOTO OF RON KURYLO ASSOCIATED SPRING SOUTHFIELD,
MICHIGAN]

CONSOLIDATED STATEMENTS OF CASH FLOWS  BARNES
GROUP INC.
 (Dollars in thousands)

Years Ended December 31,        1996   1995   1994
--------------------------------------------------
----------------
OPERATING ACTIVITIES:
Net income                   $32,568$27,484$20,316
Adjustments to reconcile net income
   to net cash from operating activities
 Depreciation and amortization26,626 26,750 23,733
 Gain on sale of property, plant and
 equipment                     (528)  (268)  (151)
 Translation losses              427    290    356
 Changes in assets and liabilities:
    Accounts receivable      (2,321)    365(9,411)
    Inventories              (9,971)(6,073)(1,037)
    Accounts payable         (1,548)    794  4,298
    Accrued liabilities        2,797(2,664)  2,630
    Deferred income taxes        564  3,479  (485)
    Other liabilities and assets(2,810)(2,862)(2,5
49)
--------------------------------------------------
-----------------
Net cash provided by operating activities45,80447,295  37,700


INVESTING ACTIVITIES:
Proceeds from sale of property,
plant and equipment            2,361  1,301  2,835
Capital expenditures        (33,892)(35,820)(31,848)
Other                          (706)(2,057)(2,252)
--------------------------------------------------
----------------
Net cash used by investing activities(32,237)(36,576)  (31,265)


FINANCING ACTIVITIES:
Net increase (decrease) in notes payable1,322(7,389)   (2,653)
Proceeds from the issuance of common stock4,9075,849   3,956
Payments to acquire treasury stock(1,197)(1,746)--
Dividends paid              (11,967)(10,491)(9,223)
--------------------------------------------------
----------------
Net cash used by financing activities(6,935)(13,777)   (7,920)


Effect of exchange rate changes on cash flows(514)     (1,097)   (621)
--------------------------------------------------
----------------
Increase (decrease) in cash and cash
  equivalents                  6,118(4,155)(2,106)
Cash and cash equivalents at beginning
  of year                     17,868 22,023 24,129
--------------------------------------------------
----------------
Cash and cash equivalents at end of year$23,986$17,868 $22,023
==================================================
================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERSO EQUITY  BARNES
GROUP INC.



                              Additional
                        Common   Paid-In  Retained
(Dollars in thousands)   Stock   Capital  Earnings
-------------------------------------------------------------------
January 1, 1994        $15,737   $28,745  $107,668

Net income                                  20,316
Cash dividends                             (9,223)
Employee stock plans               (973)
Guaranteed ESOP obligation
Income tax benefits on unallocated
 ESOP dividends                                177
Translation adjustments
-------------------------------------------------------------------
December 31, 1994       15,737    27,772   118,938

Net income                                  27,484
Cash dividends                            (10,491)
Employee stock plans               (412)
Guaranteed ESOP obligation
Income tax benefits on unallocated
 ESOP dividends                                161
Translation adjustments
-------------------------------------------------------------------
December 31, 1995       15,737    27,360   136,092

Net income                                  32,568
Cash dividends                            (11,967)
Employee stock plans                 987     (134)
Guaranteed ESOP obligation
Income tax benefits on unallocated
 ESOP dividends                                139
Translation adjustments
-------------------------------------------------------------------
December 31, 1996      $15,737   $28,347  $156,698
===================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERSO EQUITY BARNES GROUP INC. (CONTINUED)


            Foreign
            Currency          Guaranteed
         Translation  Treasury      ESOPStockholdersO
         Adjustments     StockObligation    Equity
-------------------------------------------------------------------
           $ (6,464) $(39,818) $(14,019)  $ 91,849

                                            20,316
                                           (9,223)
                         5,236               4,263
                                   2,008     2,008

                                               177
             (2,251)                       (2,251)
-------------------------------------------------------------------
             (8,715)  (34,582)  (12,011)   107,139

                                            27,484
                                          (10,491)
                         4,729               4,317
                                   2,172     2,172

                                               161
             (1,941)                       (1,941)
-------------------------------------------------------------------
            (10,656)  (29,853)   (9,839)   128,841

                                            32,568
                                          (11,967)
                         3,813               4,666
                                   2,348     2,348

                                               139
                 569                           569
-------------------------------------------------------------------
           $(10,087) $(26,040) $ (7,491)  $157,164
===================================================================

                                                17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF ERIC MABLEY BOWMAN DISTRIBUTION CONCORD,
ONTARIO]
[PHOTO OF MARY LOU MANCHESTER AS HEADQUARTERS
BRISTOL, CONNECTICUT]
[PHOTO OF TERRY MARTIN AS HEADQUARTERS BRISTOL,
CONNECTICUT]


(All dollar amounts included in the notes are stated in thousands except per share data and the tables in Note 14.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The company accounts for its 45% investment in the common stock of NASCO, an automotive suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. Other income in the accompanying income statements includes $1,550, $1,897 and $2,314 for the years 1996, 1995 and 1994, respectively, of income from the companyOs investment in NASCO. During 1996, the company received $709 in dividends from NASCO.

REVENUE RECOGNITION: Sales and related cost of sales are recognized when products are shipped to customers.

CASH AND CASH EQUIVALENTS: All highly liquid investments purchased with a maturity of three months or less are cash equivalents and are carried at fair market value.

INVENTORIES: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of all U.S.
inventories which represent 71% of total inventories. The cost of foreign subsidiary inventories was determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is provided using accelerated methods over estimated useful lives, ranging generally from 20 to 50 years for buildings and 3 to 17 years for machinery and equipment. Maintenance and repairs charged to expense were $16,179, $15,396 and $16,341 in 1996, 1995 and 1994, respectively.

GOODWILL: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since
1970 is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. On a periodic basis, the company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Accumulated amortization was $8,175 and $7,588 at December 31, 1996 and 1995,
respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations, except those in countries with high rates of inflation, are translated at year-end rates of exchange; revenue and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in foreign currency translation adjustments within stockholdersO equity.

For operations in countries that have high rates of inflation, translation gains and losses are included in net income. These losses, along with those generated from foreign currency transactions, were $826, $1,078 and $550 in 1996, 1995 and 1994, respectively.

STOCK-BASED COMPENSATION: The company applies APB
Opinion 25 to account for stock-based
compensation. The FASB issued Statement of Financial Accounting Standards No. 123,
OAccounting for Stock-Based Compensation,O (FAS
123) effective for years beginning after December
15, 1995. Under the provisions of this accounting standard, the company is not required to change its method of accounting for stock-based compensation. Had the company adopted FAS 123, the impact on net income and income per share would not have been significant.

INCOME PER COMMON SHARE: Income per common share is based on the weighted average number of common shares outstanding during the year. The effect of common stock equivalents (stock options and incentive stock rights) is not material. For purposes of calculating income per share, Employee
Stock Ownership Plan (ESOP) shares are considered outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF PATRICIA MARTINEZ BOWMAN DISTRIBUTION
EDISON, NEW JERSEY]
[PHOTO OF FRAN MCDONALD BOWMAN DISTRIBUTION
CLEVELAND, OHIO]
[PHOTO OF FAZAL MOHAMED BOWMAN DISTRIBUTION
CONCORD, ONTARIO]

2.  INVENTORIES

Inventories at December 31, consisted of:
                                    1996      1995
--------------------------------------------------
----------------
Finished goods                  $ 30,285  $ 29,535
Work-in-process                   17,730    13,827
Raw materials and supplies        16,927    13,387
--------------------------------------------------
----------------
                                $ 64,942  $ 56,749
==================================================
================

Inventories valued by the LIFO method aggregated
$46,056 and $39,219 at December 31, 1996 and 1995,
respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,348 and $12,632 higher at those dates.


3.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31,
consisted of:
                                    1996      1995
--------------------------------------------------
----------------
Land                            $  4,577  $  5,412
Buildings                         64,336    60,064
Machinery and equipment          251,691   232,356
--------------------------------------------------
----------------
                                 320,604   297,832
Less accumulated depreciation    189,533   174,962
--------------------------------------------------
----------------
                                $131,071  $122,870
==================================================
================

4.  ACCRUED LIABILITIES

Accrued liabilities at December 31, consisted of:
                                    1996      1995
--------------------------------------------------
----------------
Payroll and other compensation  $ 15,188  $ 12,699
Postretirement/
   postemployment benefits         6,465     6,541
Vacation pay                       4,521     4,460
Accrued income taxes               6,688     5,006
Pension and profit sharing         2,102     2,017
Other                             11,188    12,117
--------------------------------------------------
----------------
                                $ 46,152  $ 42,840
==================================================
================


5.  DEBT AND COMMITMENTS

Long-term debt at December 31, consisted of:
                                1996          1995
--------------------------------------------------
----------------
                         CARRYING    FAIR Carrying
                           AMOUNT   VALUE   Amount
--------------------------------------------------
----------------
9.47% Notes               $30,769 $32,620  $36,923
7.13% Notes                25,000  24,346   25,000
Borrowings under
   lines of credit          7,231   7,231    1,077
Industrial
   Revenue Bond             7,000   7,000    7,000
--------------------------------------------------
----------------
                          $70,000 $71,197  $70,000
==================================================
================

The 9.47% Notes are payable in thirteen semi-annual payments of $3,077 beginning on September
16, 1995, while the 7.13% Notes are payable in four equal installments of $6,250 beginning on December 5, 2002. The fair values of these notes are determined using discounted cash flows based upon the companyOs estimated current interest rate for similar types of borrowings. The carrying values of other long-term debt, notes payable and the guaranteed ESOP obligation approximate their fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF RAJ OAK ASSOCIATED SPRING SOUTHFIELD,
MICHIGAN]
[PHOTO OF STEPHEN ORME ASSOCIATED SPRING
BURLINGTON, ONTARIO]
[PHOTO OF DIANA PEACOCK ASSOCIATED SPRING SALINE,
MICHIGAN]

The company has a revolving credit agreement with six banks that allows borrowings up to $150,000 under notes due December 6, 2001. A commitment fee of .115% per annum is paid on the unused portion of the commitments.
The company had no borrowings under this agreement at December 31, 1996 and 1995.

The company has available $130,000 in uncommitted, short-term bank credit lines, of which $7,500 and $1,500 were in use at December 31, 1996 and 1995, respectively. The interest rate on these borrowings was 5.7% and 6.1% at December 31, 1996 and 1995.

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 4.5% and 5.9% at December 31, 1996 and 1995, respectively.

At December 31, 1996, the company classified
$7,231 of borrowings under its lines of credit and $6,154 of its 9.47% Notes due within one year as long-term debt. The company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

During 1996, the company had outstanding an interest rate swap, a form of derivative, which effectively converted $15,385 of its fixed rate
9.47% Notes to floating rate debt with interest equal to LIBOR plus 83 basis points. The effective interest rate on the floating rate portion was 6.4% and 6.7% at December 31, 1996 and 1995, respectively. This swap decreases as the Notes are repaid. The fair value of the swap is determined based upon current market prices and was $1,160 at December 31, 1996. The company does not use derivatives for trading purposes.

The company guaranteed $8,711 of letters of credit, bank borrowings and capital lease obligations related to its 45% investment in NASCO. In addition, the company has other outstanding letters of credit totaling $3,854 at December 31, 1996.

Certain of the companyOs debt arrangements contain requirements to maintain minimum levels of working capital and net worth, which as a result, place limitations on dividend payments and acquisitions of the companyOs common stock. Under the most restrictive covenant in any agreement, $52,104 was available for dividends or acquisitions of common stock at December 31, 1996.

Interest paid was $5,736, $5,661 and $5,626 in 1996, 1995 and 1994, respectively. Interest capitalized was $527, $214 and $478 in 1996, 1995 and 1994, respectively, and is being depreciated over the lives of the related fixed assets.


6.  INCOME TAXES

The components of income before income taxes and the provision for income taxes follow:

                             1996    1995     1994
--------------------------------------------------
----------------
Income before income taxes:
 U.S.                     $37,957 $31,722  $23,639
 International             14,353  13,728   10,283
--------------------------------------------------
----------------
                          $52,310 $45,450  $33,922
==================================================
================
Income tax provision:
 Current:
    U.S. - federal        $12,451 $ 7,668  $ 7,975
    U.S. - state            3,045   1,363    1,639
    International           3,682   5,456    4,477
--------------------------------------------------
----------------
                           19,178  14,487   14,091
--------------------------------------------------
----------------
 Deferred:
    U.S. - federal          (388)   2,479    (403)
    U.S. - state            (105)   1,056      355
    International           1,057    (56)    (437)
--------------------------------------------------
----------------
                              564   3,479    (485)
--------------------------------------------------
----------------
                          $19,742 $17,966  $13,606
==================================================
================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF BARRY QUINN BOWMAN DISTRIBUTION CONCORD,
ONTARIO]
[PHOTO OF JACK RABABEH ASSOCIATED SPRING
SOUTHFIELD, MICHIGAN]
[PHOTO OF ROBERT REED ASSOCIATED SPRING SALINE,
MICHIGAN]

Deferred income tax assets and liabilities at December 31, consist of the tax effects of temporary differences related to the following:

                             Assets    Liabilities
--------------------------------------------------
----------------
                          1996  1995   1996   1995
--------------------------------------------------
----------------
Allowance for doubtful accounts$ 1,108$ 1,296$   (3)   $  (10)
Depreciation and amortization(7,083)(6,460)  2,450     1,980
Inventory valuation      4,143 3,127  1,382    775
Postretirement/postemployment costs28,51028,921(467)   (435)
Tax loss carryforwards   9,329 7,665     --     --
Other                    4,770 4,742  1,263  1,163
--------------------------------------------------
----------------
                        40,77739,291  4,625  3,473
Valuation allowance    (7,430)(6,639)    --     --
--------------------------------------------------
----------------
                       $33,347$32,652$4,625 $3,473
==================================================
================
Current deferred income taxes$9,772$ 8,344$1,379$  765
Noncurrent deferred income taxes23,57524,308 3,246     2,708
--------------------------------------------------
----------------
                       $33,347$32,652$4,625 $3,473
==================================================
================

The components of the net deferred income tax balances recognized in the balance sheet at December 31, follow:

                                       1996   1995
--------------------------------------------------
----------------
Total deferred income tax assets    $55,770$53,307
Total deferred income tax asset valuation
allowance                           (7,430)(6,639)
Total deferred income tax liabilities(19,618)(17,489)
--------------------------------------------------
----------------
                                    $28,722$29,179
==================================================
================

A portion of the deferred income tax assets can be realized through carrybacks and reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. The tax loss carryforwards have remaining carryforward periods ranging from five years to unlimited.

The company has not recognized deferred income taxes on $78,733 of undistributed earnings of its international subsidiaries since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the company would be subject to both
U.S. income taxes and foreign withholding taxes.
Determination of the amount of this unrecognized deferred income tax liability is not practicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[Photo of Grace Sciarretta Executive Office
Bristol, Connecticut]
[Photo of Andy Smith Associated Spring Burlington,
Ontario]
[Photo of Dave Smith Associated Spring Southfield,
Michigan]

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                1996   1995   1994
--------------------------------------------------
----------------
U.S. federal statutory income tax rate35.0%
35.0%35.0%
State taxes (net of federal benefit)   3.6     3.5
3.8
Foreign losses without tax benefit     1.6     2.7
4.0
Foreign tax rates              (2.5)  (1.6)
(3.1)
NASCO income                   (0.6)  (1.0)
(2.0)
Other                           0.6    0.9     2.4
--------------------------------------------------
----------------
Consolidated effective income tax rate37.7%
39.5%40.1%
==================================================
================

Income taxes paid, net of refunds, were $17,825, $13,269 and $8,849 in 1996, 1995 and 1994, respectively.

7.  COMMON STOCK

In 1996, 1995 and 1994, 129,806, 167,779 and
135,692 shares of common stock were issued from treasury for the exercise of stock options, purchases by the Employee Stock Purchase Plan and various other incentive awards. In 1996 and 1995, the company acquired 20,604 and 42,236 shares of the companyOs common stock from its Guaranteed
Stock Plan at a cost of $1,197 and $1,746, respectively. These acquired shares were placed in treasury.

In December 1996, the company adopted a new stockholder rights plan.
The company had adopted a rights plan in 1986, that expired earlier this year. Under the new plan, each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior
Participating Preferred Stock, for two hundred dollars. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The new
Rights are generally redeemable at one cent per Right at any time until 10 days following a public announcement that a 35% or greater position in the companyOs common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition by a person or group of 35% or more of the outstanding shares of the companyOs common stock, the company is acquired in a merger or other business combination or 50% or more of the companyOs assets or earning power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

8.  PREFERRED STOCK

At December 31, 1996 and 1995, the company had
3,000,000 shares of one dollar par value preferred stock authorized, none of which were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.
[PHOTO OF JENNIFER SMITH-CAMPBELL BARNES AEROSPACE
WINDSOR, CONNECTICUT]
[PHOTO OF STAN SUGGS ASSOCIATED SPRING SOUTHFIELD,
MICHIGAN
[PHOTO OF KHALAF SUKKAR ASSOCIATED SPRING SALINE,
MICHIGAN

9.  STOCK PLANS

All U.S. salaried and non-union hourly employees are eligible to participate in the companyOs
Guaranteed Stock Plan (GSP). The GSP provides for the investment of employer and employee contributions in the companyOs common stock. The company guarantees a minimum rate of return on certain GSP assets.

The GSP is a leveraged Employee Stock Ownership
Plan (ESOP). In 1989, the GSP purchased 579,310 shares of the companyOs common stock at a cost of $21,000 using the proceeds of a loan guaranteed by the company. These shares are held in trust and are issued to employeesO accounts in the GSP as the loan is repaid. Principal and interest on the GSP loan are being paid in quarterly installments through 1999. The loan bears interest based on LIBOR. At December 31, 1996, the interest rate was
6.4%. Interest of $538, $747 and $653 was incurred in 1996, 1995 and 1994, respectively.

Contributions and certain dividends received are used in part by the GSP to service its debt.
Contributions include both employee contributions up to a maximum of 10% of eligible pay and company contributions.

The company contributions are equal to the amount required by the Plan to pay the principal and interest due under the Plan loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP. The GSP used
$1,642, $1,459 and $1,323 of company dividends for debt service in 1996, 1995 and 1994, respectively.
The company expenses all cash contributions made to the GSP. Compensation expense was $1,666, $2,019 and $2,268 in 1996, 1995 and 1994,
respectively. In addition to the company shares held in trust, the GSP also purchases the companyOs common stock on the open market to meet its requirements. As of December 31, 1996, the GSP held 1,149,622 shares of the companyOs common stock, of which 165,855 shares were unallocated.

For financial statement purposes, the company reflects its guarantee of the GSPOs debt as a liability with a like amount reflected as a reduction of stockholdersO equity.

The company has an Employee Stock Purchase Plan under which eligible employees may elect to have up to 10% of base compensation deducted from payroll for the purchase of the companyOs common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the Plan is 675,000. During
1996, 17,845 shares (21,012 and 22,367 shares in
1995 and 1994, respectively) were purchased. As of December 31, 1996, 204,026 shares may be issued in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF ROAN TAN BARNES AEROSPACE WINDSOR,
CONNECTICUT]
[PHOTO OF JEFF TIBOLLA BOWMAN DISTRIBUTION SOUTH
JORDAN, UTAH]

The 1991 Barnes Group Stock Incentive Plan authorizes the granting of incentives to officers and other executives in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. A predecessor plan that provided for similar incentives expired in 1991. Options granted under that plan continue to be exercisable and any options that terminate without being exercised become available for grant under the 1991 Plan. A maximum of 1,051,714 common shares are subject to issuance under this plan after December 31, 1996. As of December 31, 1996, there were 583,630 shares available for future grant (160,570 at December 31, 1995). Compensation cost related to these plans was $904 and $128 in 1996 and 1994, respectively. No amount was recorded in 1995.



Data relating to options granted under these plans follow:

                             1996             1995
--------------------------------------------------
----------------
                          AVERAGE          Average
                   NUMBEREXERCISE  NumberExercise
                OF SHARES   PRICEof Shares   Price
--------------------------------------------------
----------------
Outstanding, January 1500,356$32.73644,554  $31.61
Granted            23,150  $46.96  79,100   $40.09
Exercised         109,212  $33.90 146,046   $32.01
Cancelled          51,297  $35.00  77,252   $32.24
--------------------------------------------------
----------------
Outstanding, December 31, 362,997  $32.95  500,356     $32.73
==================================================
================

Exercisable, December 31, 72,340  $30.74  142,400      $32.29
==================================================
================

The following table summarizes information about stock options outstanding at December 31, 1996:

                 OPTIONS OUTSTANDINGOPTIONS EXERCI
SABLE
               ----------------------------------
-------------------
  RANGE OF        AVERAGE  AVERAGE         AVERAGE
  EXERCISE NUMBERREMAININGEXERCISE  NUMBEREXERCISE
    PRICESOF SHARES  LIFE    PRICEOF SHARES  PRICE
------------------------------------------------
--------------------
$20 to $27 46,3705.7 years  $25.43  33,870  $25.05
$31 to $33229,4666.6 years  $31.30  14,934  $32.14
$35 to $40 28,7116.3 years  $37.50  13,411  $36.37
$40 to $47 51,9008.6 years  $41.23  10,125  $40.27
$    58.50  6,5509.9 years  $58.50      --  $   --


Incentive Stock Rights entitle the holder to receive shares of the companyOs common stock without payment, after the lapse of the incentive period and subject to the satisfaction of established performance goals. Additionally, holders are credited with dividend equivalents, which are converted into additional incentive stock units, based on dividends paid on outstanding shares. In 1996, 108,000 incentive stock units were granted, of which 36,500 are subject to performance goals. All units granted have a five year incentive period. During 1996, an additional 2,087 units were credited to holders for dividend equivalents and 5,000 units were forfeited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

[PHOTO OF VIBOL TIEM BARNES AEROSPACE OGDEN, UTAH]
[PHOTO OF CARYN WOODWARD BARNES AEROSPACE WINDSOR,
CONNECTICUT]

Under the Non-employee Director Deferred Stock
Plan each non-employee director is awarded 2,000 shares of the companyOs common stock upon retirement. There were 2,000 shares issued under this plan in 1996 and 4,000 in 1994. No shares were issued in 1995. As of December 31, 1996,
18,000 shares were reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 1,273,740 at December 31, 1996.

10.  PENSION PLANS

The company has noncontributory defined benefit pension plans covering a majority of its worldwide employees at Associated Spring, Bowman
Distribution and at its Executive Office. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The company funds U.S. pension costs in accordance with the Employee Retirement Income
Security Act of 1974 (ERISA). Plan assets consist primarily of common stocks and fixed income investments.

Pension expense consisted of the following:

                               1996    1995   1994
--------------------------------------------------
----------------
Service cost                $  5,591$  4,836$  5,282
Interest cost                 15,839 15,907 15,290
Actual (return) loss on plan assets(34,906)(43,256)    941
Net amortization and deferral 13,981 22,960(20,295)
--------------------------------------------------
----------------
                            $    505$    447$  1,218
==================================================
================

The funded status of the plans at December 31, is set forth below:

                                       1996   1995
--------------------------------------------------
----------------
Plan assets at fair value          $271,450$247,915
Actuarial present value of benefit obligations:
 Vested benefits                    187,728201,231
 Nonvested benefits                  13,713  4,124
--------------------------------------------------
----------------
 Accumulated benefit obligations           201,441     205,355
 Additional benefits based on
     projected future salary increases      20,840     23,026
--------------------------------------------------
----------------
 Projected benefit obligations             222,281     228,381
--------------------------------------------------
----------------
Plan assets greater than projected
     benefit obligations           $ 49,169$ 19,534
==================================================
================

Reconciliation to net pension asset recognized in the accompanying balance sheets:

                                       1996   1995
--------------------------------------------------
----------------
Plan assets greater than projected
     benefit obligations           $ 49,169$ 19,534
Adjustments for unrecognized:
 Net gains                         (39,387)(6,512)
 Prior service costs                  6,843  4,591
 Net asset at transition            (7,505)(9,043)
--------------------------------------------------
----------------
                                           (40,049)    (10,964)
--------------------------------------------------
----------------
Net pension asset                  $  9,120$  8,570
==================================================
================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

Significant assumptions used in determining pension expense and the funded status of the plans were:

                                1996   1995   1994
--------------------------------------------------
----------------
Weighted average discount rate 7.75%  7.25%  8.25%
Increase in compensation       5.25%  5.25%  5.25%
Long-term rate of return on plan assets9.00% 9.00%     9.00%

The company has defined contribution plans covering employees of Barnes Aerospace and field sales employees of Bowman DistributionOs U.S.
operation. Company contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $1,735, $1,748 and $1,431 in 1996, 1995 and 1994, respectively.

11. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE
BENEFITS

The company provides certain medical, dental and life insurance benefits for a majority of its retired employees in the U.S. and Canada. It is the companyOs practice to fund these benefits as incurred.

Postretirement benefit expense consisted of the following:

                                1996   1995   1994
--------------------------------------------------
----------------
Service cost                 $   660 $  679$   874
Interest cost                  4,782  5,594  5,199
Net amortization             (1,150)  (158)  (158)
--------------------------------------------------
----------------
                             $ 4,292 $6,115$ 5,915
==================================================
================

The amounts included in the accompanying balance sheets at December 31, were as follows:

                                1996   1995   1994
--------------------------------------------------
----------------
Accumulated benefit obligations:
 Retirees                    $46,283$57,160$50,917
 Employees eligible to retire  5,283  6,904  6,209
    Employees not eligible to retire 10,464 13,654     12,020
     Unrecognized prior service cost  9,799  1,021     1,245
 Unrecognized net loss       (1,331)(7,339)  (986)
--------------------------------------------------
----------------
                             $70,498$71,400$69,405
==================================================
================Postretirement benefit obligations
included in:
 Accrued liabilities         $ 5,273$ 5,673$ 5,300
 Accrued retirement benefits  65,225 65,727 64,105
--------------------------------------------------
----------------
                             $70,498$71,400$69,405
==================================================
================


A deferred tax asset is included in the
accompanying balance sheet recognizing the future tax benefit of the postretirement benefit obligations (See Note 6).

Cash payments made in 1996, 1995 and 1994 for postretirement benefits were $5,194, $5,210 and $4,828, respectively.

The companyOs accumulated benefit obligations take into account certain cost-sharing provisions. The annual assumed rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 9.0% for 1996, gradually reducing to 5.0% by the year 2001. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated benefit obligations by approximately
$2,175 at December 31, 1996, and would have increased 1996 expense by approximately $168.

Discount rates of 7.75%, 7.25% and 8.25% were used in determining the accumulated benefit obligation at December 31, 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.

12.  LEASES

The company has various noncancellable operating leases for buildings, office space and equipment.
Capital leases were not significant. Rent expense was $6,268, $5,866 and $6,072 for 1996, 1995 and
1994, respectively. During 1997, both Associated
Spring and Bowman Distribution will relocate to new headquarters facilities under operating leases. Minimum rental commitments under noncancellable leases in years 1997 through 2001 are $3,327, $3,612, $2,268, $2,292, $2,420 and
$13,349 thereafter.

13.  SUBSEQUENT EVENT

On February 21, 1997, the Board of Directors authorized, subject to stockholder approval, an amendment to the CompanyOs Restated Certificate of Incorporation, as amended, providing for an increase in the number of shares of authorized common stock from 20,000,000 to 60,000,000 and a reduction in the par values of the common stock and preferred stock from one dollar to one cent per share (the OAmendmentO.) The Amendment is being presented to stockholders for approval at the companyOs April 2, 1997 Annual Meeting of
Stockholders. On February 21, 1997, the Board of
Directors also authorized (a) a three-for-one stock split of the companyOs common stock in the form of a 200% stock dividend for stockholders of record on April 3, 1997, subject to stockholder approval of the Amendment, and (b) the transfer from stated capital to surplus of all capital in excess of the aggregate par value of the companyOs issued shares, subject to effectiveness of the stock split. If the stock split is effected, the number of shares of issued common stock will triple, per share data for all periods presented will decrease accordingly, adjustments will be made to all outstanding stock options and other stock-based awards and the Board-authorized transfer from stated capital to surplus will occur.


14.  INFORMATION ON BUSINESS  SEGMENTS

The company operates three businesses:

ASSOCIATED SPRING: manufactures and distributes custom-made springs and other close-tolerance engineered metal components principally to the transportation, electronics and industrial markets. Associated SpringOs custom metal parts are sold in the United States and through its foreign subsidiaries. Foreign manufacturing operations are located in Brazil, Canada, Mexico and Singapore. The automotive and automotive parts industries constitute Associated SpringOs largest market.

BOWMAN DISTRIBUTION: distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Bowman DistributionOs operations and markets are located primarily in the United States. Other important locations include Canada and Europe.

BARNES AEROSPACE: manufactures precision machined parts and fabricated assemblies, and refurbishes jet engine components for the aircraft and aerospace industries. Barnes AerospaceOs operations and markets are located primarily in the United States and Singapore.

Sales between the business segments and between the geographic areas are accounted for on the same basis as sales to unaffiliated customers.
Operating income includes net sales less cost of sales and selling and administrative expenses.
Other income and expenses are not included in operating income. Corporate assets consist of cash and cash equivalents, deferred income taxes, other assets, transportation equipment and the Executive
Office building. Included in the 1996 identifiable international assets are the assets of manufacturing facilities in Singapore ($23,633),
Brazil ($15,320), Canada ($19,421) and Mexico
($13,107) and distribution facilities in Canada
($12,337), United Kingdom ($15,288) and France
($8,042). Associated SpringOs operation in
Singapore was an important contributor to the companyOs international operating income during each of the three years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  BARNES
GROUP INC.


The following tables set forth information about the companyOs operations by its three business segments and by geographic area.

OPERATIONS BY BUSINESS SEGMENT

                   Net Sales      Operating Income
                      ----------------------------
----------------------
(Dollars in millions)  19961995  1994   1996  1995     1994
--------------------------------------------------
----------------
Associated Spring   $279.5$279.0$272.4 $45.8 $42.6
$41.7
Bowman Distribution  213.4 217.0 215.1  22.0  17.4
12.6
Barnes Aerospace103.1 97.3  82.3   5.3   5.0
(1.8)
Intersegment sales    (1.0) (0.8)(0.6)   --    -- --
                     ----------------------------------
-----------------
             $595.0 $592.5$569.2  73.1  65.0  52.5
                     ==========================
Corporate expenses                     (17.8)(16
 .2)           (15.9)
--------------------------------------------------
----------------
Operating income                 $55.3 $48.8 $36.6
==================================================
================

              Identifiable        Capital       Depreciation
                 Assets         Expenditures      Expense
               --------------------------------------------------
---------------------
(Dollars in
 millions)   1996 1995 1994   1996 1995 1994  1996 1995 1994
---------------------------------------------------------------
-----------------
Associated
 Spring    $177.8$160.3$144.7$21.5$24.2$23.7 $13.0$11.6$ 9.0

Bowman
 Distribution73.0 79.2 86.0    2.9  3.6  4.3   3.7  4.1  3.1

Barnes
 Aerospace   96.1 87.0 85.6    9.4  7.8  3.7   7.0  7.2  7.5

Corporate    43.1 35.0 35.7    0.1  0.2  0.1   0.3  0.3  0.2

-------------------------------------------------------------
-------------------
           $390.0$361.5$352.0$33.9$35.8$31.8 $24.0$23.2$19.8
=============================================================
===================

OPERATIONS BY GEOGRAPHIC AREA

                      Net Sales      Operating Income
                            --------------------------------
---------------
(Dollars in millions)1996 1995 1994   1996   1995   1994
---------------------------------------------------------------------
Domestic          $466.4$463.4$454.8 $59.5$51.3$45.0
International      138.8 137.9 121.9  13.6 13.7  7.5
Sales between geographic
   areas           (10.2) (8.8) (7.5) --   --   --
---------------------------------------------------------------------
                  $595.0$592.5$569.2 $73.1$65.0$52.5
=====================================================================

                                Identifiable Assets
                           -----------------------
(Dollars in millions)             1996  1995  1994
--------------------------------------------------
----------------
Domestic                        $239.8$227.5$226.6
International                    107.1  99.0  89.7
Corporate                         43.1  35.0  35.7
--------------------------------------------------
----------------
                                $390.0$361.5$352.0
===========================================================
=======

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
BARNES GROUP INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December
31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

Hartford, Connecticut
January 22, 1997, except
  as to Note 13, which is
  as of February 21, 1997

QUARTERLY DATA (UNAUDITED)  BARNES GROUP INC.

(Dollars in millions,      First     Second      Third    Fourth  Full
except per share data)   Quarter    Quarter    Quarter    Quarter Year
----------------------------------------------------------------------
------------------
1996
Net sales     $150.1      $152.6     $147.1     $145.2     $595.0
Gross profit*   52.9        53.7       52.2       51.5      210.3
Operating income11.2        14.4       14.7       15.0       55.3
Net income       6.6         8.7        8.7        8.6       32.6
Per Common Share:
Net income      1.01        1.30       1.31       1.28       4.90
Dividends        .45         .45        .45        .45       1.80
Market prices
 (high-low)$45 1U4-35$51 7U8-44 3U4$51 1U8-46 1U4$62-49 5U8$62-35

1995
Net sales     $158.6      $151.0     $141.7     $141.2     $592.5
Gross profit*   57.7        54.8       49.8       48.1      210.4
Operating income14.5        13.4       11.1        9.8       48.8
Net income       8.3         7.3        6.3        5.6       27.5
Per Common Share:
Net income      1.29        1.12        .95        .84       4.20
Dividends        .40         .40        .40        .40       1.60
Market price
 (high-low)$44 3U8-36 1U4$45 3U4-40 1U4$43-40$40 7U8-35 7U8$45 3U4-
35 7U8

*Sales minus cost of sales.

SELECTED FINANCIAL DATA  BARNES GROUP INC.

                             1996   1995  19941993(2)
-------------------------------------------------------------
---------
PER COMMON SHARE (1)
Income (loss)
   Continuing operations $   4.90$   4.20$   3.20$
 .70
   Effect of accounting changes--     --    --
   Net income (loss)         4.90   4.20  3.20    .70
Dividends paid               1.80   1.60  1.45   1.40
Stockholders' equity (at year-end) 23.58 19.66  16.66
14.59
Stock price (at year-end)      60     36    38 31 1U4

-------------------------------------------------------------
---------
FOR THE YEAR (in thousands)
Net sales                $594,989$592,509$569,197$502
,292
Operating income           55,316 48,80436,649 12,538
   As a percent of sales      9.3%  8.2%   6.4%   2.5%
Income from continuing operations
   before income taxes
   and effect of accounting changes$ 52,310$ 45,450$
33,922                   $  8,391
Income taxes               19,742 17,96613,606  4,008
Income from continuing operations before
   effect of accounting changes (8)32,56827,48420,316
4,383
   As a percent of average
   stockholdersO equity      22.8% 22.6%  20.3%   4.7%
Effect of accounting changes$     --$     --$    --$
--
Net income (loss)          32,568 27,48420,316  4,383
Net income (loss) applicable to
   common stock            32,568 27,48420,316  4,383
Depreciation and amortization26,62626,75023,73323,094
Capital expenditures       33,892 35,82031,848 22,216
Average common shares outstanding  6,641 6,547  6,354
6,250

-------------------------------------------------------------
---------
YEAR-END FINANCIAL POSITION
(in thousands)
Working capital          $109,476$ 95,280$ 88,325$ 87
,011
Current ratio            2.4 to 12.2 to 12.0 to 12.1
to 1
Property, plant and equipment$131,071$122,870$112,569
$103,043
Total assets              389,956361,549351,956333,29
6
Long-term debt             70,000 70,00070,000 70,000
Guaranteed ESOP obligation -
   long term portion        4,951  7,491 9,839 12,011
StockholdersO equity      157,164128,841107,13991,849
Debt as a percent of total
   capitalization(9)         33.5% 38.4%  45.6%  50.7%

------------------------------------------------------------
----------
YEAR-END STATISTICS
Employees                   3,761  3,880 4,181  4,357

(1) All per-share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.
(2) Includes a $3.4 million pretax, $2.0 million after-tax charge ($.33 per share) against income related to the plant consolidation and work force reduction at Barnes Aerospace and a $1.5 million charge without tax benefit
     ($.24 per share) for a plant consolidation at Associated SpringOs Mexican operations.
(3)  Includes a $17.8 million pretax, $10.7
     million after-tax charge ($1.73 per share) against income related to the costs of plant closings at Associated Spring, Barnes
     Aerospace charges on a terminated contract and restructuring of Bowman U.S. sales organization. These charges were partially offset by a $5.0 million pretax gain, $3.7 million after-tax ($.60 per share) from the sale of BowmanOs Pioneer division.
(4) Barnes Group adopted three new accounting standards in 1992 retroactive to the beginning of the year. Included is a one-time
     $39.7 million after-tax charge ($6.41 per share) to comply with FAS 106 and 112 which changes the accounting for certain postretirement and postemployment benefits to the accrual method and an additional $1.0 million income tax charge ($.15 per share) for FAS 109, which changed income tax accounting.

30

SELECTED FINANCIAL DATA  BARNES GROUP INC.
(CONTINED)

1992(3)(4)    1991    1990  1989(5)    1988 1987(6)  1986(7)
---------------------------------------------------------------
-----------------


 $     .94$   2.60$   2.76 $   1.94$   3.06$   2.80 $   2.57
    (6.56)      --      --       --      --      --       --
    (5.62)    2.60    2.76     1.94    3.06    2.80     2.57
      1.40    1.40    1.40     1.40    1.20    1.15     1.00
     15.04   22.46   20.74    18.55   20.35   17.91    19.27
    30 1U2  35 3U8  25 7U8       29  35 5U8      32   30 1U2

---------------------------------------------------------------
-----------------

 $ 529,073$535,660$545,857 $511,221$496,060$458,016 $439,727
     7,259  37,982  41,198   33,990  43,702  42,265   43,056
      1.4%    7.1%    7.5%     6.6%    8.8%    9.2%     9.8%


 $   7,671$ 28,849$ 29,952 $ 23,118$ 33,175$ 34,576 $ 35,336
     1,838  12,926  13,163   10,745  14,327  16,736   18,733

     5,833  15,923  16,789   11,114  16,711  17,700   16,603

      5.8%   12.2%   14.1%     9.9%   15.9%   14.0%    14.0%
 $(40,695)$     --$     -- $     --$     --$     -- $     --
  (34,862)  15,923  16,789   12,373  18,848  17,840   16,603

  (34,862)  15,923  16,789   11,114  16,711  17,700   16,603
    23,741  23,159  22,044   18,167  16,626  15,470   14,511
    16,238  19,099  21,615   18,218  21,821  22,457   18,803
     6,202   6,127   6,078    5,733   5,465   6,321    6,461

---------------------------------------------------------------
-----------------


  $ 93,500$102,995$ 94,087 $ 89,194$102,126$  85,991$  54,659
  2.0 to 12.2 to 11.9 to 1 1.9 to 12.3 to 12.0 to 1 1.5 to 1
  $104,437$114,299$114,717 $107,491$100,403$  96,066$  87,613
   348,346 341,857 342,383  328,116 311,876 297,946  277,828
    70,000  78,428  78,714   79,088  79,287  73,853   32,285

    14,019  15,877  17,594   19,181      --      --       --
    93,575 138,813 126,432  112,568 112,810  97,103  123,025

     51.9%   46.2%   50.2%    52.8%   45.1%   48.6%    31.6%

---------------------------------------------------------------
-----------------

     4,051   4,478   4,744    4,799   4,770   4,712    4,697

(5) Includes a $6.5 million pretax, $3.9 million after-tax charge ($.68 per share) against income related to restructuring costs at Associated Spring.
(6) Includes a $2.9 million pretax, $1.6 million after-tax charge ($.26 per share) against income related to the transition costs involved in modernizing Associated SpringOs valve spring production facilities in North
     America.
(7) Barnes Group changed its U.S. pension cost accounting to comply with FAS 87. The effect was to increase net income by $2.2 million
     ($.33 per share).
(8) Adjusted for preferred dividends in 1989, 1988 and 1987.
(9)  Debt includes all interest-bearing debt
     including the guaranteed ESOP obligation, and total capitalization includes interest-bearing debt and stockholdersO equity.

APPENDIX TO FORM EX-13 FILINGS TO DESCRIBE
DIFFERENCES BETWEEN PRINTED AND EDGAR-FILED TEXTS.

(1)  Rule lines for tables are omitted.

(2)  Italic typeface is displayed in normal type.

(3)  Boldface type is displayed in capital
     letters.

(4)  Because the printed page breaks are not
     reflected, certain tabular and columnar
     headings and symbols are displayed
     differently in this filing.

(5) Bullet points and similar graphic symbols are omitted.

(6)  Page numbering is different.