Form 10-K, Exhibit 13
period 1997-12-31
BARNES GROUP INC
filed 1998-03-11
CIK 9984

                                                                    EXHIBIT - 13
                                                         [BARNES GROUP INC LOGO]



             TECHNOLOGY AND SERVICE: ADDING VALUE THROUGH INNOVATION





                                                               BARNES GROUP INC.
                                                              1997 ANNUAL REPORT

BARNES GROUP CORPORATE PROFILE


Founded in 1857 in Bristol, Connecticut, Barnes Group is a diversified international company with three businesses serving a range of industrial and transportation markets worldwide.



INSIDE

Financial Highlights......... ....................................3

Stockholder Letter........... ....................................4

The Year in Review:

   Bowman Distribution....... ....................................6

   Barnes Aerospace.......... ....................................8

   Associated Spring......... ...................................10

Five-Year
Operating Results ...............................................12

Management's Discussion
and Analysis ....................................................13

A Continuing Salute to
Our Employees................ ...................................13

Consolidated
Financial Statements......... ...................................17

Notes to Consolidated
Financial Statements ............................................21

Quarterly Data............... ...................................31

Selected Financial Data...... ...................................32

Directory of Operations...... ...................................34

Directors and Officers,
Stockholders' Information.... ...................................35


ASSOCIATED SPRING


For nearly a century and a half, Associated Spring has been one of the world's leading precision spring manufacturers. Today, more than 90 percent of its business is built on providing highly engineered custom solutions for a range of transportation and industrial applications, including precision stampings and assemblies designed to meet the exacting requirements of durable goods manufacturers. Key markets range from automotive, farm equipment, and construction machinery to home appliances, electronics, and telecommunications.

As a high-technology company, Associated Spring has built on its basic strengths with advanced automated systems and research facilities, highly specialized capabilities and services, and a talented team of scientists, engineers, and manufacturing professionals. Quality is at the heart of everything Associated Spring does, as typified by the cover photo, which depicts the inspection of a part for a high-voltage electrical contact at the group's Center For Advanced Research.


BOWMAN DISTRIBUTION


Bowman Distribution has been an industry leader in the distribution of maintenance, repair and operating (MRO) supplies since 1927. It is one of the world's largest MRO distributors and has grown into an international logistical management services business, serving thousands of customers in North America and Europe.

Bowman uses innovative methods to solve customer issues. It has excelled over the years by focusing on three areas: inventory management services, technical support programs, and superior quality products -- all tailored to customer needs. Its primary goal is to help customers maximize their MRO performance to support continued productivity improvement. Bowman does this by managing and controlling the basic logistical costs using the latest technology, such as the developing global management information network shown on the cover.


BARNES AEROSPACE


Barnes Aerospace is a worldwide producer of machined and fabricated components and assemblies for aircraft engine and airframe builders. It provides engine component overhaul and repair services for most of the world's major commercial airlines and the military.

Barnes Aerospace has earned an international reputation both for serving the original equipment manufacture and overhaul and repair markets. The group manufactures complex components for the compressor, combustor, and turbine sections of jet engines. It also produces hot-formed parts from titanium and other high temperature materials for ducting, bulkheads, exhaust nozzles, and fairings. Barnes Aerospace uses the most advanced process control and production techniques available for machining, forming, fabricating, and joining exotic materials. Its quality and continuous improvement programs, as shown in the cover photo, are essential to meeting customer expectations.

FINANCIAL HIGHLIGHTS - BARNES GROUP INC.

(Dollars in thousands, except per share data)
YEARS ENDED DECEMBER 31,                                        1997              1996             1995
------------------------                                        ----              ----             ----
Net sales                                                   $642,660          $594,989         $592,509
Operating income                                              65,766            55,316           48,804
Net income                                                    40,423            32,568           27,484
Net income per share
  Basic                                                         2.00              1.63             1.40
  Diluted                                                       1.96              1.61             1.38
Capital expenditures                                          33,398            33,892           35,820
Stockholders' equity at year-end                             180,859           157,164          128,841
Return on average equity                                        23.4%             22.8%            22.6%
Total market value of stock at year-end                     $458,700          $399,835         $235,970
Closing market price per share                                22 3/4                20               12
Dividends paid per share                                         .65               .60              .53
Total return (stock price appreciation plus dividends)            17%               72%             (1%)


All per share data adjusted for 3-for-1 stock split, effective April, 1997.

[NET SALES BAR GRAPH OF BARNES GROUP INC.]

[NET INCOME BAR GRAPH OF BARNES GROUP INC.]

[TOTAL MARKET VALUE OF STOCK BAR GRAPH OF BARNES GROUP INC.]

[TOTAL RETURN ON STOCK BAR GRAPH OF BARNES GROUP INC.]

FROM THEODORE E. MARTIN, PRESIDENT AND CEO

A MESSAGE TO OUR STOCKHOLDERS

By any measure, Barnes Group had another outstanding year in 1997. The company continued its momentum that began in 1994, setting new records in net income and earnings per share for the third consecutive year, and new highs in sales for the fourth successive year.

Net income for 1997 rose 24 percent to a record $40.4 million, from $32.6 million a year ago. On a basic earnings per share basis, earnings for the year climbed to a new high of $2.00 per share, up 23 percent from $1.63 in 1996.

[PICTURE OF THEODORE E. MARTIN]

THEODORE E. MARTIN PRESIDENT AND CHIEF EXECUTIVE OFFICER

Diluted earnings per share, calculated according to the new Statement of Financial Accounting Standards No. 128, was $1.96 per share in 1997, versus $1.61 per share in 1996. Operating income for 1997 increased 19 percent to $65.8 million, and stockholders' equity at year-end grew 15 percent to $180.9 million. Sales for the year totaled $643 million, up 8 percent from $595 million in 1996.

Fourth quarter 1997 earnings also established a new record for the quarter, as the company turned in double-digit gains in both sales and profits. It was the seventh successive quarter of record-breaking earnings. Contributing to the year's overall performance were foreign exchange gains of $1.8 million for the full year, of which $1.1 million occurred in the fourth quarter.

Our stockholders continued to reap the rewards of the company's strong performance in 1997. The company's stock price over the year increased 14 percent, closing at $22.75 per share, compared with $20 per share at the end of 1996. In April 1997, our stockholders approved an increase in the company's authorized common shares from 20 million to 60 million and a 3-for-1 stock split, which is reflected in all per share data. We also raised the quarterly cash dividend 11 percent to 16.7 cents per share in the second quarter of 1997, the third increase in the last three years. The dividend, combined with our stock price appreciation, provided a total annual return of 17 percent. The total market value of our company rose 15 percent to $459 million, from $400 million at the end of 1996.

For each of the past three years, Barnes Group has posted record financial results with meaningful growth in income and earnings per share. This orderly progression of increased year-over-year results did not happen by chance. It has been the direct result of nearly 3,900 employees working and pulling together to meet our plan for making Barnes Group a top-tier performer for the long term. This has been the blueprint behind the company's record of steady improvement, one that we expect to continue in 1998 and well into the next century.

Our record-breaking performance in 1997 was driven by exceptionally strong earnings growth in our Bowman Distribution and Barnes Aerospace businesses, and a respectable performance from Associated Spring. We are especially pleased with the accomplishments of Bowman's North American business, and with the strong, positive strides made by our aerospace group for the fourth consecutive year.

Bowman continued its strong profit growth in North America and Europe in 1997. It increased penetration of targeted markets, such as railroads, aerospace companies and manufacturing plants; further developed large multilocation maintenance, repair and operating supplies customers, and continued to reduce operating costs. As a result, Bowman's operating income in 1997 increased for the fourth consecutive year, up 22 percent from a strong 1996 performance. Sales were $220 million, compared with $213 million the previous year.

Bowman's gains were also due to a highly successful program for increasing its product mix through new supplier partnerships and alliances, which are providing customers with the right innovative solutions for their particular needs. In addition, it continued to make good progress in its transition to a logistics management operation, with increasingly strong gains in the integrated supply business. This type of operation is enabling large companies to adopt a unified approach to their professional maintenance and supply needs, using Bowman as a single-source supplier. A new global management information network is also being developed to improve Bowman's linkage with its customers worldwide.

Barnes Aerospace increased its momentum in 1997, turning in significant sales and profits from all of its operations. Buoyed by the sharp upturn in the aerospace market, sales were $137 million, up 33 percent from $103 million in 1996. Operating income climbed dramatically to $14.4 million, up 172 percent from $5.3 million in the prior year. Strong gains were made in the group's precision machining, advanced fabrications and overhaul and repair businesses, as Barnes Aerospace expanded services to aircraft and airframe builders for both commercial airlines and the military. Backlog at year-end reached a record high $131 million, up 27 percent from $103 million in 1996.

Under the direction of Cedric D. Beckett, the company's newest vice president and president of Barnes Aerospace, the group completed an important move in 1997, integrating its separate businesses serving the Original Equipment Manufacture (OEM) markets. The OEM operation now includes precision machining and material fabrication, which together are creating a synergy that will lead to further cost savings and productivity. The overhaul and repair business continues to operate separately reporting to Beckett.

Associated Spring had sales of $287 million in 1997, up from $280 million the year before. Operating income was $43.0 million, compared with $45.8 million in 1996. The lower income was due partly to softer sales in the electronics and telecommunications markets, and to operating issues in Mexico which were resolved. The group made significant improvements in both its U.S. and Mexico operations in the second half of the year and is poised to capitalize on new growth opportunities in 1998.

During the past year, Associated Spring continued to make gains in its automotive-related operations, including its NASCO joint venture, and increased business with Japanese "transplants" in the U.S. It also continued to penetrate the European market, winning new business from several major automotive manufacturers in Germany and Sweden, and it established an office in China to expand its business along the Pacific Rim. The group's distribution business also turned in higher sales and profits from its expanding business for die springs and Stock Precision Engineered Components, particularly in Europe.

Our main strategies in 1997 continued to focus on investing in the latest technology and the best people, enabling us to sustain our momentum and respond better to the needs of our customers. To this end, we made important senior management changes at the Executive Office, filling the top positions in Finance, Law and Human Resources. We also elected two new directors, Frank E. Grzelecki, vice chairman of Handy & Harman, and Robert W. Fiondella, chairman, president and CEO of Phoenix Home Life Mutual Insurance Company.

As we look to the future, we are confident that our strategy for growth is on target. Our goal remains to continue our global expansion in Europe and Asia, and to further intensify our focus on building profitable sales, improving productivity and reducing costs in all three of our businesses. These efforts will include launching new products and expanding our existing products and services. We firmly believe the company is on track to become one of the leading service-focused companies in distribution and manufacturing worldwide.



/s/ Theodore E. Martin

Theodore E. Martin
President and Chief Executive Officer

By order of the Board of Directors
February 20, 1998

BOWMAN DISTRIBUTION: THE YEAR IN REVIEW

[PICTURE OF LI-FEN JOU]

LI-FEN JOU, INFORMATION CENTER ANALYST AT BOWMAN GROUP HEADQUARTERS IN CLEVELAND, OHIO, EXAMINES A SUPPLY CHAIN PLANNING PYRAMID, ONE OF THE KEY ELEMENTS IN BOWMAN'S NEW WORLDWIDE INFORMATION NETWORK. DESIGNED TO MEET THE CHANGING MRO NEEDS OF ITS CUSTOMERS AND SUPPLIERS INTO THE NEXT CENTURY, THE SYSTEM WILL PROVIDE IMPROVEMENTS IN COMMUNICATIONS, COSTS, PRODUCTIVITY AND ON-TIME DELIVERY THROUGHOUT THE SUPPLY CHAIN.

[PICTURE OF LEORNARD M. CARLUCI]

LEONARD M. CARLUCCI PRESIDENT, BOWMAN DISTRIBUTION

During the past year, Bowman Distribution continued its pivotal role as an essential player in helping the company become a top-tier performer for the long term. In 1997, Bowman moved closer to its strategic goal of becoming the most efficient provider of logistical management services both to targeted markets and to maintenance, repair and operating supplies (MRO) customers on a global basis.

1997 PERFORMANCE

Bowman's strategy requires a strong and increasing emphasis on service, cost, and technology. This strategy provided the direction for continued growth in 1997. Sales for the group were $220 million, up from $213 million in 1996. Operating income increased strongly for the fourth consecutive year, advancing 22 percent to $26.7 million, from $22.0 million a year ago.

The increase in sales and profits was due to gains made in penetrating large, multilocation MRO customers in targeted transportation, industrial and utilities markets in the U.S., Canada and Europe. Further impetus was provided by Bowman's North American operations, which continued to reduce distribution costs and upgrade both its sales and service account teams. In its European operations, Bowman continued to improve the profit picture, especially in the United Kingdom, reflecting gains in sales and productivity and lower operating expenses. Productivity gains in the U.K. were driven by the full implementation of upgraded systems including bar code scanners to help reduce inventory, error rates, and order processing time.

Bowman's primary business focus over the past two years has been to differentiate itself from its competitors by becoming a logistics management operation with a strong emphasis on integrated supply. Because of this approach, Bowman is increasing its high-volume, multiple-location customers, such as Union Pacific Railroad, Grumman Northrop, Federal Express, and Waste Management.

During 1997, Bowman continued to build a strong and successful track record in integrated supply. For a growing number of large, multi-location accounts, Bowman is setting up and staffing the customer's own in-house maintenance department. In other accounts, the level of service may consist simply of delivering the product to the loading dock.

In all cases, Bowman provides a flexible mix of systems, products and services tailored to meet individual customers' needs.

The move to selling large accounts has created the need for greater teamwork, with more sophisticated sales and service people working together to build each account. At one large account, where hundreds of suppliers were formerly utilized, a move toward integrated supply resulted in Bowman expanding product offerings and increasing the number of customer locations from six to ultimately over 100 throughout the U.S. This requires account management at the corporate level of the customer and coordination of the entire sales organization by sales management to set up the locations. In addition, product sourcing, inventory and logistics planning are all part of the successful implementation to ensure accelerated sales growth with this key account.

This logistics management program is focused on creating a partnership that allows both the customer and Bowman to benefit from the economics of a large account relationship. The goal is to reduce the number of required vendors, provide overall cost reductions for the customer, and improve product quality and service.

The past year was also marked by a significant increase in Bowman's product line. Through supplier partnerships and alliances, approximately one million parts are now available to customers. It is all part of a strategy to provide Bowman's customers with innovative solutions to their particular needs. This "bread-basket" approach allows customers to choose the right product mix or system configuration for maximizing their MRO performance.

In response to growing market demands worldwide, Bowman has embarked on a major upgrade of its management information system. This investment will enable it to become one of the few MRO suppliers capable of networking information worldwide to its distributors and customers in the U.S., Canada and Europe. Once completed, this new system will meet Bowman's future needs as it expands into additional world markets and strengthens its position as a global, world-class business.

MARKET OPPORTUNITIES

Bowman is fast becoming the supplier of choice for companies seeking a unified approach to their MRO needs. As major corporations continue their drive to focus on core competencies and productivity, the need to outsource MRO and logistical activities will create significant opportunities for Bowman on a worldwide scale.

[BAR GRAPH OF NET SALES OF BOWMAN]

[BAR GRAPH OF OPERATING INCOME OF BOWMAN]

[PICTURE OF BOWMAN'S RESOURCE PLANNING TEAM]

BOWMAN HAS EXTENDED ITS TEAM APPROACH TO EVERY ASPECT OF ITS BUSINESS, FROM SELLING AND SERVICING LARGE, MULTIPLE-LOCATION ACCOUNTS, TO THE DEVELOPMENT OF A NEW STATE-OF-THE-ART GLOBAL MANAGEMENT INFORMATION NETWORK. A CRITICAL PART OF THIS NETWORK INVOLVES SUPPLY CHAIN PLANNING FOR BOWMAN'S MAJOR PRODUCT GROUPS IN THE AREAS OF FORECASTING, INVENTORY PLANNING AND DISTRIBUTION REQUIREMENT PLANNING. HERE, A RESOURCE PLANNING PROJECT TEAM, LED BY MANAGER LOU DIFRANCESCO (CENTER) AND INCLUDING PAM BRITTON (FRONT) AND VIKKI SUTTON, WORKS ON A FORECASTING MODEL FOR BOWMAN'S HIGH-STRENGTH FASTENER LINE. THE TEAM'S GOAL IS TO ENHANCE BOWMAN'S ABILITY TO HAVE THE RIGHT PRODUCT IN THE RIGHT PLACE AT THE RIGHT TIME.

THE ADVANCED SYSTEM UPGRADES THE GROUP'S MIS CAPABILITIES, ENABLING BOWMAN TO BECOME MORE RESPONSIVE, EFFICIENT AND COMPETITIVE INTO THE NEW MILLENIUM. THIS TECHNOLOGY ADDS GREAT SPEED TO EVERYTHING FROM PURCHASING TO ORDER PROCESSING, AND PROVIDES BOWMAN WITH THE TIMELY INFORMATION NEEDED FOR LONG-TERM GROWTH AND PRODUCTIVITY GAINS.

BARNES AEROSPACE: THE YEAR IN REVIEW

[PICTURE OF LEE ALBERT]

LEE ALBERT, PROCESS ENGINEER AT BARNES AEROSPACE'S OVERHAUL AND REPAIR FACILITY IN EAST GRANBY, CONNECTICUT, EXAMINES THE FRONT INNER FLANGE THICKNESS ON A PRATT & WHITNEY JT9D TURBINE EXHAUST CASE. THIS IS THE LATEST IN A SERIES OF OUTER SHELL REPAIRS APPROVED BY P&W FOR THE GROUP'S OVERHAUL AND REPAIR UNIT. DEVELOPING NEW REPAIR PROCESSES IS ESSENTIAL TO BARNES AEROSPACE'S GROWTH AS A LEADING PROVIDER OF ENGINE COMPONENT REPAIRS FOR THE WORLD'S AIRLINES.


[PICTURE OF CEDRIC D. BECKETT]

CEDRIC D. BECKETT PRESIDENT, BARNES AEROSPACE

The entire Barnes Aerospace business has capitalized on the strong upturn in the commercial aviation market for both engines and airframes. Sales for the group were $137 million in 1997, up 33 percent from $103 million in the previous year, and operating income increased 172 percent to $14.4 million, from $5.3 million a year ago.

1997 PERFORMANCE

Barnes Aerospace experienced robust growth in 1997, expanding its service to aircraft engine and airframe builders for commercial airlines and the military at five locations -- four in the U.S. and one in Singapore. Shipments increased more than 30 percent during the year, as demand for the group's capabilities continued to surge. Backlog at year-end reached a record high $131 million, versus $103 million in 1996.

For the fourth consecutive year, the aerospace group made solid gains in sales and profits. Significant progress was made by the group's engine component overhaul and repair business in serving the world's major airlines, and by its Original Equipment Manufacture (OEM) units which increased penetration of such major customers as Boeing, Allied Signal and Rolls Royce with both machined components and fabricated assemblies. The group's precision machining unit in Windsor, Connecticut, also continued to make significant gains in penetrating the market for high-thrust, lightweight aircraft engines, particularly the GE 90 engine, which powers the new wide-body Boeing 777.

CREATING SYNERGY

In 1997, the aerospace group began the integration of its three separate businesses serving two distinct market segments -- OEM and overhaul and repair -- to create a synergy for enhancing future growth and productivity opportunities. The OEM businesses include precision machining and advanced fabrications operations in Windsor, Connecticut; Ogden, Utah; and Lansing, Michigan. Overhaul and repair includes plants in East Granby, Connecticut, and Singapore.

The integration of the group's OEM businesses will eliminate duplication of services and operations previously offered independently, and will result in increased cost savings in operations. The ultimate strategic objective of the integration is to offer airframe and engine customers one source for kits, modules and assemblies.

[BAR GRAPH OF NET SALES OF BARNES AEROSPACE]

[BAR GRAPH OF OPERATING INCOME OF BARNES ACCOUNTING]

Barnes Aerospace expects major benefits to come from combining this synergy with its continuing emphasis on research and development, which together will give the group a unique and distinguished position in the aerospace industry. These elements are the key to advancing technology and improving both manufacturing costs and productivity. This is particularly true in its fabrications units where many parts and assemblies made from titanium and other high-temperature metals are being produced for the first time.

Further investment is being made in the group's Research and Development Center in Windsor, which serves both the OEM and overhaul and repair units. The center helps aerospace customers with their engine and airframe component designs and materials selection, and analyzes the various metals used by the group to improve product quality and reliability.

MARKET OPPORTUNITIES

The aviation industry is on an upward trend. With the aerospace manufacturing sector recovering and the maintenance, repair and overhaul sector moving quickly to outsourcing, Barnes Aerospace has many ongoing, long-range customer projects in progress around the world. The response it has received from the aerospace marketplace and customers alike validates the group's focus on quality improvements, shortened delivery times and cost reduction.

The Goal Of Barnes Aerospace is to meet the aerospace industry's demand for complex components, while continuing to advance its entire production process and enhance the capabilities of its people. This focus on challenging traditional ways of doing business will continue to provide increases in new orders and repeat business for the entire aerospace group.

TEAMWORK AT BARNES AEROSPACE'S PRECISION MACHINING DIVISION IN WINDSOR, CONNECTICUT, PLAYED A CRUCIAL ROLE IN THE DEVELOPMENT AND SUCCESS OF INDIVIDUAL PRODUCT FAMILY CELLS ON THE FACTORY FLOOR, AND LED TO GREATER PRODUCTIVITY, LOWER COSTS AND FASTER CUSTOMER RESPONSE.

PICTURED BELOW, IS A BEARING HOUSING CELL, ONE OF A DOZEN PRODUCT CELLS NOW IN OPERATION AT WINDSOR. HERE, MACHINISTS EDGAR MALDONADO (LEFT) AND STANLEY WIECEK (RIGHT), ALONG WITH PAM MICHAELS, INVENTORY CONTROL SUPERVISOR, WORK TOGETHER ON THE FINAL PHASE OF TURNING THE REAR STUB SHAFT FOR A ROLLS ROYCE ENGINE. THE WORK IN THIS CELL IS BEING DONE ON A 4-AXIS OKUMA LATHE, ONE OF MANY HIGH-TECHNOLOGY PROCESSES EMPLOYED BY OUR AEROSPACE GROUP TO MAINTAIN ITS HIGH STANDARDS OF QUALITY AND SERVICE.


[PICTURE OF EDGAR MALDONADO, STANLEY WIECEK, AND PAM MICHAELS]

Associated Spring: The Year In Review

[PICTURE OF DENNIS MARTIN]

DENNIS MARTIN, SENIOR LABORATORY TECHNICIAN AT ASSOCIATED SPRING'S CENTER FOR ADVANCED RESEARCH IN BRISTOL, CONNECTICUT, PERFORMS CLOSE-UP INSPECTION ON THE CONFIGURATION OF A BATTERY CONTACT SPRING USED IN PAGERS TO ENSURE THE STRINGENT QUALITY AND RELIABILITY STANDARDS SET BY THE CUSTOMER. MARTIN SET UP THE COMPUTER-CONTROLLED WIRE-FORMING MACHINE TO MAKE THE PART AND THEN TRANSFERRED THE TOOLING AND PROGRAMMING TO THE MILWAUKEE PLANT FOR PRODUCTION.

[PICTURE OF ALI A. FADEL]

ALI A. FADEL PRESIDENT, ASSOCIATED SPRING


Associated Spring continued to strengthen its technology and service in 1997, paving the way for increased growth in key industrial and transportation markets. While setting a new high in sales for the sixth consecutive year, its profits were slightly lower in 1997, due to softer sales in the electronics and telecommunications markets, and to operating issues at its Mexico facility early in the year that have since been resolved.

1997 PERFORMANCE

Net sales for the group were $287 million in 1997, up from $280 million in the previous year. Operating income for 1997 totaled $43.0 million, compared with $45.8 million in 1996. A number of Associated Spring's U.S. operations performed well, particularly in the second half of 1997. Some of the group's operations experienced strong gains in all market segments and in developing new manufacturing systems to enhance future productivity and profit levels. Strong performances were also turned in by operations serving the industrial sector. These facilities currently supply parts to companies in the durable goods sector, especially those in transportation, home appliances, farm and construction machinery, and electrical and residential products.

Associated Spring's distribution business turned in gains in both sales and profits. Strong gains were achieved in expanding the distribution of die springs and Stock Precision Engineered Components (SPEC), particularly in Europe, where it now has 12 locations, including new distributorships in Finland and Hungary. The entire distribution business, including SPEC, was moved from Associated Spring to Bowman Distribution beginning in 1998 to maximize synergies in the company's distribution operations. In addition, Associated Spring's NASCO joint venture in Kentucky, which serves Japanese automotive "transplants" in the U.S., also reported profit gains in 1997.

Transportation continues to be Associated Spring's largest single market, accounting for about 60 percent of its total business. Associated Spring presently manufactures more than one million parts a day for domestic passenger cars and trucks built by the "Big Three" and by Japanese "transplants" in the U.S. Today, a typical American car is likely to contain more than 100 precision-engineered components built by Associated Spring -- everything from engine valve springs and fuel injection components to brake and suspension stampings. In addition, Associated Spring has increased its penetration of the European spring market, providing components to major European automakers in Germany, Austria, Hungary, and Sweden.

In September, Associated Spring officially dedicated a major addition at its Milwaukee facility that has nearly tripled the plant size to 77,000 square feet. The additional capacity will mean increased growth for both existing products, such as starter and torque coil springs, and for new products serving the fast-growing industrial, telecommunications, medical components and residential products markets.

In 1997, Associated Spring marked its entry into mainland China, with a sales and engineering office in Tianjin. The group expects to put a full production facility in China for metal fabrications, high-speed stamping, and injection molding by mid-1999, providing a major boost to our spring business in Asia.

Continuing its focus on total quality, Associated Spring achieved QS/ISO 9000 certification at two additional operations in 1997. QS 9000 for the automotive industry and ISO 9000 for others, represents a new and improved way of doing business, and sets a high standard of excellence. Associated Spring began its goal to certify each of its manufacturing operations and its Center For Advanced Research (CFAR) in these world-quality system standards in mid-1994. To date, five operations have achieved certification, three in North America and two in Latin America, as well as the Advanced Program Engineering groups.

MARKET OPPORTUNITIES

Associated Spring is continuing to make solid gains expanding its industrial customer base, particularly in the electronics and telecommunications markets. The business will expand in these and other markets that best benefit from its intensive use of technology. In 1998, Associated Spring plans to continue to build upon its strengths, investing in advanced systems, state-of-the-art facilities, and technological expertise.

[BAR GRAPH OF NET SALES OF ASSOCIATED SPRING]

[BAR GRAPH OF OPERATING INCOME OF ASSOCIATED SPRING]

AS ASSOCIATED SPRING CONTINUES TO STRENGTHEN ITS ADVANCED TECHNOLOGICAL CAPABILITIES, IT IS PLACING A MAJOR EMPHASIS ON AUTOMATING ITS KEY MANUFACTURING OPERATIONS WORLDWIDE. AT ITS BRISTOL, CONNECTICUT PLANT, A TEAM OF ENGINEERS HAS WORKED WITH THE GROUP'S CENTER FOR ADVANCED RESEARCH (CFAR) TO DEVELOP AN AUTOMATIC HEAT SET MACHINE THAT HAS TRANSFORMED THE WAY TRANSMISSION WASHERS ARE FORMED FOR THE AUTOMOTIVE INDUSTRY.

AT LEFT IN ABOVE PHOTO, MICHAEL MCGINTY, PROCESS ENGINEER AT BRISTOL, WHO SPECIALIZES IN AUTOMATION AND CONTROLS, AND PAULO COIT, QUALITY ENGINEER, EXAMINE A PART PRODUCED BY ONE OF 11 NEW HEAT SET MACHINES NOW IN OPERATION AT BRISTOL. THE TWO, ALONG WITH OTHER TEAM MEMBERS, ESTABLISHED THE PRODUCTION EQUIPMENT AND QUALITY SPECIFICATIONS FOR THE MACHINES, WHILE CFAR ENGINEERS HELPED DEVELOP THE PROCESS SPECIFICATIONS. THIS INTERNAL TEAMWORK WAS CARRIED THROUGH TO THE MANUFACTURER, ABACUS AUTOMATION, WHICH BECAME PART OF THE PRODUCTION TEAM AT BRISTOL AND WORKED TOGETHER TO BUILD THE MACHINES.

FIVE-YEAR OPERATING RESULTS - BARNES GROUP INC.

BOWMAN DISTRIBUTION  (Dollars in millions)        1997          1996          1995          1994          1993
                                                 ------        ------        ------        ------        ------
Net sales                                       $220.0        $213.4         $217.0        $215.1        $193.2
Operating income                                  26.7          22.0           17.4          12.6           6.7
Identifiable assets (average for the year)        78.1          76.1           82.6          83.4          82.2
Capital expenditures                               6.6           2.9            3.6           4.3           5.6
Depreciation expense                               3.8           3.7            4.1           3.1           2.9
Yardsticks of profitability:
         Operating margin                         12.1%         10.3%           8.0%          5.9%          3.5%
         Return on average assets                 34.2%         28.9%          21.1%         15.1%          8.2%

BARNES AEROSPACE (Dollars in millions)            1997          1996           1995          1994          1993
                                                 ------        ------         ------        ------        ------
Net sales                                       $136.6        $103.1         $ 97.3        $ 82.3        $ 77.0
Operating income (loss)                           14.4           5.3            5.0          (1.8)         (7.9)
Identifiable assets (average for the year)        96.2          91.6           86.3          87.8          96.4
Capital expenditures                               7.9           9.4            7.8           3.7           5.4
Depreciation expense                               7.1           7.0            7.2           7.5           8.0
Order backlog (at year-end)                      131.4         103.4           54.4          53.6          55.7
Yardsticks of profitability
         Operating margin                         10.5%          5.1%           5.1%         (2.2%)       (10.3%)
         Return on average assets                 15.0%          5.8%           5.8%         (2.1%)        (2.1%)

ASSOCIATED SPRING (Dollars in millions)           1997          1996          1995          1994          1993
                                                 ------        ------        ------        ------        ------
Net sales                                        $287.1        $279.5        $279.0        $272.4        $233.0
Operating income                                   43.0          45.8          42.6          41.7          27.1
Identifiable assets (average for the year)        180.5         169.1         152.5         134.5         115.3
Capital expenditures                               18.7          21.5          24.2          23.7          11.1
Depreciation expense                               14.3          13.0          11.6           9.0           7.7
Order backlog (at year-end)                        53.9          47.8          56.7          54.5          46.9
Yardsticks of profitability:
         Operating margin                          15.0%         16.4%         15.3%         15.3%         11.6%
         Return on average assets                  23.8%         27.1%         27.9%         31.0%         23.5%

Management's Discussion And Analysis - Barnes Group Inc.

A CONTINUING SALUTE TO OUR EMPLOYEES

Once again this year, we are using the financial section to salute a representative number of employees throughout the company whose contributions in 1997 enabled us to achieve record earnings for the third consecutive year. Because of their efforts and those of so many others, our momentum has accelerated in each of the past four years, as we aim to become a top-tier performer for the long term.

Carm Buonerba
Bowman Distribution
Concord, Ontario

Michael Utschig
Associated Spring
Farmington, Connecticut

Lonel Douglas
Barnes Aerospace
East Granby, Connecticut

OUR BUSINESS

Barnes Group is a worldwide manufacturer of precision metal parts and an industrial maintenance logistics company with three business segments. The Bowman Distribution segment provides maintenance, repair, operating and production services and supplies to industrial and transportation markets. The Barnes Aerospace segment manufactures precision components and assemblies for commercial and military aircraft and provides overhaul and repair services for large commercial aircraft engines. The Associated Spring segment is a manufacturer of assemblies, high precision springs, wireforms and stampings for the transportation, industrial, electronics and telecommunications markets. Through these three businesses, Barnes Group works with its customers' organizations to help them realize the benefits of Barnes Group's manufacturing capabilities and logistics management to enhance the customer's competitiveness and responsiveness.

RESULTS OF OPERATIONS

For 1997, Barnes Group reported record sales and earnings for the third consecutive year. Sales were up 8% to $643 million compared to $595 million in 1996 and $593 million in 1995. The increase in 1997 sales reflects growth at all three business segments, particularly at Barnes Aerospace, where sales increased 33%. In 1996, sales were up from 1995 primarily as a result of improvement at Barnes Aerospace.

Barnes Group continues to generate excellent profit gains. Operating income increased for the fifth consecutive year, up 19% in 1997 to $65.8 million compared to $55.3 million in 1996. The 1997 profit growth was driven by higher sales volume, improved productivity and continued cost reductions at Barnes Aerospace and Bowman Distribution. This was partially offset by Associated Spring, which was impacted by softer sales to the electronics and telecommunications markets, by increased fixed costs related to the Milwaukee plant expansion and by operating issues in Mexico. Operating income in 1996 increased 13% over the $48.8 million reported in 1995, reflecting solid gains at all three business segments.

Operating margin has steadily increased to 10.2% in 1997 from the 9.3% and 8.2% reported in 1996 and 1995, respectively. This reflects higher sales volume and lower selling and administrative expenses, partially offset by increased cost of sales. In the past three years, the company has reduced selling and administrative expenses by $15.7 million as sales increased by $73.5 million. This focus on cost management is a key component of Barnes Group's future operating strategy. Lower selling and administrative expenses are driven in large part by Bowman Distribution's ongoing efforts to reduce its operating expenses. In 1997, cost of sales as a percentage of sales increased to 66.4% compared to 64.7% in 1996 and 64.5% in 1995. This is a result of a change in the revenue mix among our three businesses, lower margins associated with new products and larger customers at Bowman Distribution, and slightly higher fixed costs at Associated Spring.

SEGMENT REVIEW --
SALES AND OPERATING INCOME

Bowman Distribution segment sales for 1997 were $220 million compared to $213 million in 1996 and $217 million in 1995. Bowman North America continues to effectively implement its strategy of penetrating targeted markets, such as railroad, aerospace, public utilities and waste management companies and integrated supply customers to which Bowman provides the support needed to maintain their operating facilities. In Europe, Bowman's sales were flat, as management strategically downsized its van-based sales force in an effort to eliminate low margin business.

Bowman's operating income in 1997 of $26.7 million increased $4.7 million, or 22%, from 1996. The 1996 level of $22.0 million increased $4.6 million, or 26%, from 1995. The gains in operating income reflect volume increases, improved supply chain management and lower operating expenses in both North America and Europe. Continued productivity improvements and cost reductions are crucial to Bowman's strategy where competitive pricing is a key to success.

Management's Discussion And Analysis - Barnes Group Inc.

Arturo Mendoza
Associated Spring
Mexico City, Mexico

Kevin Brooks
Associated Spring
Milwaukee, Wisconsin

Dennis Houle
Barnes Aerospace
Windsor, Connecticut

Bridgette ByField
Executive Office
Bristol, Connecticut

Barnes Aerospace segment sales were $137 million in 1997, up 33% from 1996, which followed an increase of 6% from 1995. In 1997, sales improved in all three aerospace businesses: precision machining, overhaul and repair and advanced fabrications on the strength of the commercial aviation market for engines and airframes. Sales growth in 1996 was driven primarily by the overhaul and repair business.

Barnes Aerospace operating income increased 172% to $14.4 million in 1997 compared to $5.3 million in 1996. In 1995, the group reported operating income of $5.0 million. The increase in profits for 1997 reflects higher sales volume, improved pricing and significant productivity gains. To further increase productivity while enhancing customer support, Barnes Aerospace consolidated its separate businesses serving the Original Equipment Manufacture (OEM) markets. The OEM operation now incorporates the precision machining and advanced fabrications operations. This integration is expected to leverage resources and result in a more effective organization.

Associated Spring segment sales for 1997 were $287 million, up 3% from 1996. Sales in 1996 of $280 million were up slightly from 1995. This segment reported operating income of $43.0 million in 1997 compared to $45.8 million in 1996 and $42.6 million in 1995. Sales from manufacturing operations rose slightly, while profits declined, reflecting some softness in its electronics and telecommunications markets. Additionally, profits were impacted by the increased fixed costs related to the expansion at the Milwaukee facility and operating issues at the manufacturing facility in Mexico in early 1997. The issues in Mexico were resolved and significant improvement was reported in the second half of 1997 at this operation.

The Associated Spring distribution business, which markets die springs and precision stock springs, reported both sales and profit growth. Strong gains were achieved in Europe where there are now 12 locations. Effective January 1998, this distribution business was transferred to the Bowman segment to maximize synergies in distribution operations.

NON-OPERATING INCOME/EXPENSE

Other income was $6.0 million in 1997, $4.1 million in 1996 and $4.4 million in 1995. In 1997, 1996 and 1995, other income included $1.8 million, $1.6 million and $1.9 million, respectively, from the company's investment in NASCO, a company jointly owned with NHK Spring Co., Ltd. of Japan. The 1997 increase in NASCO profits reflects higher sales volume, the direct result of a capacity expansion completed in 1996. Foreign exchange gains, another component of other income, were $2.1 million in 1997. This compares to losses in 1996 and 1995 which are included in other expenses for those years. Additionally, interest income of $1.2 million was generated in 1997 and 1996, and $1.4 million in 1995.

Interest expense was $4.9 million in 1997 compared to $5.0 million in 1996 and $5.3 million in 1995. These results reflect comparable borrowing levels and interest rates in 1997 and 1996. For further information on interest expense, see Note 5 of the Notes to Consolidated Financial Statements on page 22.

Other expenses were $2.4 million in 1997 compared to $2.1 million in 1996 and $2.5 million in 1995. Included in 1996 and 1995 are foreign exchange and translation losses of $0.8 million and $1.1 million, respectively.

INCOME TAXES

The company's effective income tax rate has declined steadily over the last four years. The company's effective tax rate was 37.3% in 1997 compared with 37.7% in 1996 and 39.5% in 1995. The lower rate in 1997 was due in part to lower foreign losses without tax benefit and higher foreign income with tax rates lower than the U.S. statutory tax rate. For further discussion of income taxes, see Note 6 of the Notes to Consolidated Financial Statements on page 23.

NET INCOME AND
NET INCOME PER SHARE

Consolidated net income was $40.4 million in 1997, $32.6 million in 1996 and $27.5 million in 1995. On a basic earnings per share basis, income for 1997 was $2.00, compared to $1.63 in 1996 and $1.40 in 1995. Diluted earnings per share, calculated in accordance with the newly issued Statement of Financial

Michael Fishleigh
Bowman Distribution
Concord, Ontario

Holly Bunn
Associated Spring
Bristol, Connecticut

Andre Luis Goncalves
Associated Spring
Campinas, Brazil

Peggie Canada
Bowman Distribution
Rockford, Illinois

Accounting Standards No. 128, shows the same positive trend as basic earnings per share, increasing from $1.38 in 1995 to $1.61 in 1996 to $1.96 in 1997. This marks the third consecutive year of record earnings.

In April 1997, stockholders approved an increase in authorized common shares from 20 million to 60 million and a 3-for-1 stock split. All per share data reflects the stock split.

INFLATION

Management believes that inflation during the 1995-1997 period did not have a material impact on the company's historical financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The company's ability to generate cash from operations in excess of its internal operating needs is one of its leading financial strengths. In 1997, management intensified its efforts on working capital management, which contributed significantly to the increase in the cash provided by operating activities. Management will continue to manage liquidity aggressively and anticipates that operating activities in 1998 will provide sufficient cash flows to take advantage of opportunities for internal business expansion and to meet all of the company's financial commitments.

Management assesses the company's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, dividends, capital stock transactions, effective utilization of surplus cash positions overseas and adequate bank lines of credit.

Operating activities are the principal source of cash flow for the company, generating a record $71.6 million of cash flow in 1997 compared to $45.8 million in 1996 and $47.3 million in 1995. During the past three years, operating activities provided approximately $165 million in cash which the company used, in part, to pay dividends to stockholders, reduce financing debt, repurchase shares and fund significant investments in plant and equipment. Within operating activities, continued emphasis on asset management eliminated the need for additional investment in working capital in 1997 during a period of increasing sales. This contrasts with 1996, where significant additional working capital was invested to support the sales growth.

Investing activities used cash of $34.2 million in 1997 compared with $32.2 million in 1996 and $36.6 million in 1995. Capital expenditures in 1997 were $33.4 million versus $33.9 million in 1996 and $35.8 million in 1995. During the past three years the company has invested over $103 million in new plant, equipment and systems improvements. The focus of these investments is to support business growth and to improve productivity and quality. The company expects 1998 capital spending to continue at a strong pace.

In 1997, the company's financing activities used cash of $26.6 million compared to $6.9 million in 1996 and $13.8 million in 1995. The higher usage of cash in 1997 was due to a $10.0 million reduction in long-term debt and the repurchase of $10.7 million of the company's stock. Cash dividends increased to $0.65 per share in 1997. As a result, total cash dividends paid to stockholders increased to $13.2 million.

The company has and will continue to utilize cash from non-U.S. subsidiaries to fund international cash requirements when it is cost effective to do so. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund ordinary business needs outside the U.S.

To supplement internal cash generation, the company maintains substantial bank borrowing facilities. At December 31, 1997, the company had $150 million of borrowing capacity available under a revolving credit agreement that expires in 2002. During 1997, the company used a portion of the free cash flow generated by its U.S. operations to reduce its long-term debt position from $70 million to $60 million. The long-term debt is comprised, in part, of borrowings under its short-term bank credit lines backed by its long-term revolving credit agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS - BARNES GROUP INC.

Mak Wah Weng
Associated Spring
Singapore

Manjit Grewal
Associated Spring
Burlington, Ontario

Holly LeBlanc
Executive Office
Bristol, Connecticut

Chan Chaturia
Barnes Aerospace
Windsor, Connecticut

The company considers this a cost effective way to manage its long-term financing needs. The company believes its bank credit facilities coupled with cash generated from operations are adequate for its anticipated future requirements.

YEAR 2000 CONVERSION

The company recognizes the need to ensure that its systems, applications and computerized equipment will recognize and process transactions for the year 2000 and beyond. In continuing efforts to become more productive and competitive, the company continues to implement management, financial and operational systems throughout the businesses. As part of these implementation processes, the company is managing the risks and the costs associated with the Year 2000 issue. More specifically, Bowman Distribution is in the process of implementing a comprehensive distribution system, which will be utilized worldwide to meet its growing market demands for superior customer service. This system will be compliant with Year 2000 requirements. Barnes Aerospace is in the process of implementing a fully integrated management and manufacturing information system in its advanced fabrications business. This system, which is currently operational in its precision machining business, is Year 2000 compliant. Associated Spring is also in the process of implementing a management and manufacturing information system at all locations. This project began in 1995 and as of December 1997, the system has been implemented at all but two locations. This system will be compliant with Year 2000 requirements.

These projects are designed to address the company's operating and business information needs while simultaneously addressing the Year 2000 issue for the majority of the company's critical management, financial and operating systems. In addition, the company's other computer systems and applications are being reviewed and, where appropriate, detailed plans have been, or are being developed and implemented on a schedule intended to permit the company's computer systems to continue to function properly. The costs specific to the Year 2000 issue are not expected to have a material impact on future operating results, financial position or cash flows of the company. Management expects that all projects related to the Year 2000 will be completed on a timely basis; however, if such modifications and conversions are not completed on time, or if the company's suppliers and customers do not address this issue successfully, the Year 2000 issue could have a material impact on the operations and financial condition of the company.

FUTURE ACCOUNTING CHANGES

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This standard requires that the company disclose total comprehensive income, which includes net income and other transactions which bypass the income statement. In 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard establishes new requirements for reporting segment information. Under the provisions of these standards the company is not required to, and will not adopt these new standards until 1998. These standards will not impact the company's financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

The company cautions readers that certain factors may affect the company's results for future fiscal periods. These factors involve risks and uncertainties that could cause future results to differ materially from those expressed or implied in any forward-looking statements made on behalf of the company. For this purpose, any statement other than one of historical fact may be considered a forward-looking statement. Some important factors that could cause actual results to vary materially from those anticipated in forward-looking statements include economic volatility, currency fluctuations, regulatory changes and technological changes (including Year 2000 issues), all of which may affect the company's operations, products and markets. (See the company's annual report on Form 10-K for more information about the factors that could affect future results.)

CONSOLIDATED STATEMENTS OF INCOME - BARNES GROUP INC.

Zaya Oshana
Executive Office
Bristol, Connecticut

Janice Fisher
Associated Spring
Milwaukee, Wisconsin

George Bernier
Barnes Aerospace
East Granby, Connecticut

Catherine Lee
Associated Spring
Farmington, Connecticut

(Dollars in thousands, except per share data)
Years Ended December 31,                     1997               1996              1995
                                          -----------       -----------       -----------
Net sales                                 $   642,660       $   594,989       $   592,509
Cost of sales                                 426,550           384,722           382,150
Selling and administrative expenses           150,344           154,951           161,555
                                          -----------       -----------       -----------
                                              576,894           539,673           543,705
                                          -----------       -----------       -----------
Operating income                               65,766            55,316            48,804
Other income                                    5,969             4,095             4,373
Interest expense                                4,864             4,981             5,274
Other expenses                                  2,369             2,120             2,453
                                          -----------       -----------       -----------
Income before income taxes                     64,502            52,310            45,450
Income taxes                                   24,079            19,742            17,966
                                          -----------       -----------       -----------
Net income                                $    40,423       $    32,568       $    27,484
                                          ===========       ===========       ===========

Per common share:
         Net income:
              Basic                       $      2.00       $      1.63       $      1.40
              Diluted                            1.96              1.61              1.38
         Dividends                               0.65              0.60              0.53
Average common shares outstanding          20,236,884        19,923,987        19,640,013

See accompanying notes.

CONSOLIDATED BALANCE SHEETS - BARNES GROUP INC.

Seow Kee Chong
Barnes Aerospace
Singapore

Elizabeth Jocham
Bowman Distribution
Edison, New Jersey

Tyroon Ataw
Bowman Distribution
Concord, Ontario

Claudemir Goncalves Martins
Associated Spring
Campinas, Brazil

(Dollars in thousands)
December 31,                                                      1997              1996
                                                                ---------        ---------
ASSETS
Current assets
         Cash and cash equivalents                              $  32,530        $  23,986
         Accounts receivable, less allowances
           (1997 - $3,061; 1996 - $3,158)                          91,757           88,060
         Inventories                                               61,082           64,942
         Deferred income taxes                                     10,966            9,772
         Prepaid expenses                                           6,682            3,538
                                                                ---------        ---------
                  Total current assets                            203,017          190,298
Deferred income taxes                                              24,083           23,575
Property, plant and equipment                                     133,830          131,071
Goodwill                                                           18,773           19,441
Other assets                                                       28,275           25,571
                                                                ---------        ---------
Total assets                                                    $ 407,978        $ 389,956
                                                                =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
         Notes payable                                          $   2,437        $   1,767
         Accounts payable                                          37,776           30,363
         Accrued liabilities                                       46,966           46,152
         Guaranteed ESOP obligation-current                         2,746            2,540
                                                                ---------        ---------
                  Total current liabilities                        89,925           80,822
Long-term debt                                                     60,000           70,000
Guaranteed ESOP obligation                                          2,205            4,951
Accrued retirement benefits                                        67,486           69,085
Other liabilities                                                   7,503            7,934
Stockholders' equity
         Common stock - par value $.01 per share
                  Authorized: 60,000,000 shares
                  Issued:  22,037,769 shares at par value             220           15,737
         Additional paid-in capital                                47,007           28,347
         Retained earnings                                        183,857          156,698
         Foreign currency translation adjustments                 (15,841)         (10,087)
         Treasury stock at cost (1997 - 1,875,111 shares;
                  1996 - 2,046,009 shares)                        (29,433)         (26,040)
         Guaranteed ESOP obligation                                (4,951)          (7,491)
                                                                ---------        ---------
Total stockholders' equity                                        180,859          157,164
                                                                ---------        ---------
Total liabilities and stockholders' equity                      $ 407,978        $ 389,956
                                                                =========        =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS - BARNES GROUP INC.

Edward Edgar, Jr.
Bowman Distribution
Edison, New Jersey

Heather Gibson
Associated Spring
Burlington, Ontario

Noyace Daniel
Associated Spring
Southfield, Michigan

Corlisa Edwards
Associated Spring
Glen Ellyn, Illinois

(Dollars in thousands)
Years Ended December 31,                                              1997            1996            1995
                                                                    --------        --------        --------
OPERATING ACTIVITIES:
Net income                                                          $ 40,423        $ 32,568        $ 27,484
Adjustments to reconcile net income
   to net cash from operating activities:
         Depreciation and amortization                                28,123          26,626          26,750
         Loss (gain) on sale of property, plant and equipment            735            (528)           (268)
         Translation losses                                              237             427             290
         Changes in assets and liabilities:
           Accounts receivable                                        (4,786)         (2,321)            365
           Inventories                                                 3,150          (9,971)         (6,073)
           Accounts payable                                            8,036          (1,548)            794
           Accrued liabilities                                           781           2,797          (2,664)
           Deferred income taxes                                      (1,215)            564           3,479
         Other                                                        (3,844)         (2,810)         (2,862)
                                                                    --------        --------        --------
Net cash provided by operating activities                             71,640          45,804          47,295

INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment                    1,442           2,361           1,301
Capital expenditures                                                 (33,398)        (33,892)        (35,820)
Other                                                                 (2,266)           (706)         (2,057)
                                                                    --------        --------        --------
Net cash used by investing activities                                (34,222)        (32,237)        (36,576)

FINANCING ACTIVITIES:
Net increase (decrease) in notes payable                                 813           1,322          (7,389)
Payments on long-term debt                                           (10,000)             --              --
Proceeds from the issuance of common stock                             6,476           4,907           5,849
Common stock repurchases                                             (10,673)         (1,197)         (1,746)
Dividends paid                                                       (13,187)        (11,967)        (10,491)
                                                                    --------        --------        --------
Net cash used by financing activities                                (26,571)         (6,935)        (13,777)
Effect of exchange rate changes on cash flows                         (2,303)           (514)         (1,097)
                                                                    --------        --------        --------
Increase (decrease) in cash and cash equivalents                       8,544           6,118          (4,155)
Cash and cash equivalents at beginning of year                        23,986          17,868          22,023
                                                                    --------        --------        --------
Cash and cash equivalents at end of year                            $ 32,530        $ 23,986        $ 17,868
                                                                    ========        ========        ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BARNES GROUP INC.

                                                                                  Foreign
                                                   Additional                    Currency                  Guaranteed
                                         Common       Paid-In      Retained   Translation      Treasury          ESOP  Stockholders
(Dollars in thousands)                    Stock       Capital      Earnings   Adjustments         Stock    Obligation        Equity
                                      ---------     ---------     ---------   -----------     ---------     ---------     ---------
January 1, 1995                       $  15,737     $  27,772     $ 118,938     $  (8,715)    $ (34,582)    $ (12,011)    $ 107,139
Net income                                                           27,484                                                  27,484
Dividends paid                                                      (10,491)                                                (10,491)
Common stock repurchases                                                                         (1,746)                     (1,746)
Employee stock plans                                     (412)                                    6,475                       6,063
Guaranteed ESOP obligation                                                                                      2,172         2,172
Income tax benefits on unallocated
   ESOP dividends                                                       161                                                     161
Translation adjustments                                                            (1,941)                                   (1,941)
                                      ---------     ---------     ---------   -----------     ---------     ---------     ---------
December 31, 1995                        15,737        27,360       136,092       (10,656)      (29,853)       (9,839)      128,841
Net income                                                           32,568                                                  32,568
Dividends paid                                                      (11,967)                                                (11,967)
Common stock repurchases                                                                         (1,197)                     (1,197)
Employee stock plans                                      987          (134)                      5,010                       5,863
Guaranteed ESOP obligation                                                                                      2,348         2,348
Income tax benefits on unallocated
   ESOP dividends                                                       139                                                     139
Translation adjustments                                                               569                                       569
                                      ---------     ---------     ---------   -----------     ---------     ---------     ---------
December 31, 1996                        15,737        28,347       156,698       (10,087)      (26,040)       (7,491)      157,164
Net income                                                           40,423                                                  40,423
Reduction in par value                  (15,517)       15,517                                                                    --
Dividends paid                                                      (13,187)                    (10,673)                    (13,187)
Common stock repurchases                                                                          7,280                     (10,673)
Employee stock plans                                    3,143          (181)                                    2,540        10,242
Guaranteed ESOP obligation                                                                                                    2,540
Income tax benefits on unallocated
   ESOP dividends                                                       104                                                     104
Translation adjustments                                                            (5,754)                                   (5,754)
                                      ---------     ---------     ---------   -----------     ---------     ---------     ---------
December 31, 1997                     $     220     $  47,007     $ 183,857     $ (15,841)    $ (29,433)    $  (4,951)    $ 180,859
                                      =========     =========     =========   ===========     =========     =========     =========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.

Ed Guthrie
Associated Spring
Burlington, Ontario

Valerie Rose
Associated Spring
Glen Ellyn, Illinois

Kathryn Browne
Barnes Aerospace
Windsor, Connecticut

Dave Imm
Bowman Distribution
Corsham, United Kingdom

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

CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The company accounts for its 45% investment in the common stock of NASCO, an automotive suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. Other income in the accompanying income statements includes $1,763, $1,550 and $1,897 for the years 1997, 1996 and 1995, respectively, of income from the company's investment in NASCO. The company received dividends from NASCO totaling $596 and $709 in 1997 and 1996, respectively.

REVENUE RECOGNITION: Sales and related cost of sales are recognized when products are shipped to customers.

CASH AND CASH EQUIVALENTS: All highly liquid investments purchased with an original maturity of three months or less are cash equivalents and are carried at fair market value.

INVENTORIES: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of all U.S. inventories which represent 75% of total inventories. The cost of foreign subsidiary inventories was determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is provided using accelerated methods over estimated useful lives ranging generally from 20 to 50 years for buildings and 3 to 17 years for machinery and equipment. Maintenance and repairs charged to expense were $16,536, $16,179 and $15,396 in 1997, 1996 and 1995, respectively.

GOODWILL: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. On a periodic basis, the company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Accumulated amortization was $8,842 and $8,175 at December 31, 1997 and 1996, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations, except those in countries with high rates of inflation, are translated at year-end rates of exchange; revenue and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in foreign currency translation adjustments within stockholders' equity.

For operations in countries that have high rates of inflation, translation gains and losses are included in net income. These translation effects, along with foreign currency transactions, generated a net gain of $2,095 in 1997 and net losses of $826 and $1,078 in 1996 and 1995, respectively.

STOCK-BASED COMPENSATION: The company applies APB Opinion 25 to account for stock-based compensation. The FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) effective for years beginning after December 15, 1995. Under the provisions of this accounting standard, the company is not required to change its method of accounting for stock-based compensation. Had the company adopted SFAS 123, the impact on net income and income per share would not have been significant.

STOCK SPLIT: On April 2, 1997, the stockholders approved an amendment to the company's Restated Certificate of Incorporation providing for an increase in the number of authorized common shares from 20 million to 60 million and a reduction in the par value of common and preferred stock from $1.00 to $.01 per share. This enabled the company to effect a 3-for-1 stock split for stockholders of record on April 3, 1997. All references to shares and per-share amounts in the consolidated financial statements and accompanying notes have been adjusted retroactively for the 3-for-1 stock split, unless otherwise noted.

NET INCOME PER COMMON SHARE: Earnings per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of all securities. Shares held by the Employee Stock Ownership Plan (ESOP) are considered outstanding for both basic and diluted earnings per share.

There are no adjustments to net income for purposes of computing income available to common stockholders for the years ended December 31, 1997, 1996 and 1995. For purposes of computing dilutive earnings per share, the weighted average number of shares outstanding were increased by 419,433, 277,077 and 233,565 for 1997, 1996 and 1995, respectively, representing the potential dilutive effects of stock-based plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.

Daniel Dufeu
Bowman Distribution
Voisins LeBretonneaux, France

Michelle Shuckerow
Bowman Distribution
Cromwell, Connecticut

Roger Yap
Associated Spring
Singapore

William Koss
Associated Spring
Glen Ellyn, Illinois

2.       INVENTORIES

Inventories at December 31, consisted of:

                                                       1997               1996
                                                      -------            -------
Finished goods                                        $30,519            $30,285
Work-in-process                                        17,369             17,730
Raw materials and supplies                             13,194             16,927
                                                      -------            -------
                                                      $61,082            $64,942
                                                      =======            =======

Inventories valued by the LIFO method aggregated $45,661 and $46,056 at December 31, 1997 and 1996, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,744 and $13,348 higher at those dates.

3.       PROPERTY,
         PLANT AND
         EQUIPMENT

Property, plant and equipment at December 31, consisted of:

                                                       1997               1996
                                                     --------           --------
Land                                                 $  3,782           $  4,577
Buildings                                              65,610             64,336
Machinery and equipment                               265,444            251,691
                                                     --------           --------
                                                      334,836            320,604
Less accumulated depreciation                         201,006            189,533
                                                     --------           --------
                                                     $133,830           $131,071
                                                     ========           ========

4.       ACCRUED
         LIABILITIES

Accrued liabilities at December 31, consisted of:

                                                        1997               1996
                                                       -------           -------
Payroll and other compensation                         $17,006           $15,188
Postretirement/
   postemployment benefits                               6,047             6,465
Vacation pay                                             4,621             4,521
Accrued income taxes                                     2,872             6,688
Pension and profit sharing                               3,163             2,102
Other                                                   13,257            11,188
                                                       -------           -------
                                                       $46,966           $46,152
                                                       =======           =======

5.       DEBT AND
         COMMITMENTS

Long-term debt at December 31, consisted of:

                                                 1997                      1996
                                       ------------------------          -------
                                      CARRYING             FAIR         Carrying
                                        AMOUNT            VALUE           Amount
                                       -------          -------          -------
9.47% Notes                            $24,615          $25,771          $30,769
7.13% Notes                             25,000           25,192           25,000
Borrowings under
   lines of credit                       3,385            3,385            7,231
Industrial
   Revenue Bond                          7,000            7,000            7,000
                                       -------          -------          -------
                                       $60,000          $61,348          $70,000
                                       =======          =======          =======

The 9.47% Notes are payable in thirteen semi-annual payments of $3,077 which began on September 16, 1995, while the 7.13% Notes are payable in four equal installments of $6,250 beginning on December 5, 2002. The fair values of these notes are determined using discounted cash flows based upon the company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt, notes payable and the guaranteed ESOP obligation approximate their fair market value.

Jocelyn Carlson
Executive Office
Bristol, Connecticut

Richmond Cursiter
Bowman Distribution
Corsham, United Kingdom

Gene Little
Bowman Distribution
Rockford, Illinois

Thomas Manayathara
Associated Spring
Farmington, Connecticut

The company has a revolving credit agreement with six banks that allows borrowings up to $150,000 under notes due December 6, 2002. A commitment fee of
 .115% per annum is paid on the unused portion of the commitments. The company had no borrowings under this agreement at December 31, 1997 and 1996.

The company has available approximately $90,000 in short-term bank credit lines, of which $3,400 and $7,500 were in use at December 31, 1997 and 1996, respectively. The interest rate on these borrowings was 5.9% and 5.7% at December 31, 1997 and 1996.

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 4.5% at December 31, 1997 and 1996.

At December 31, 1997, the company classified $3,385 of borrowings under its lines of credit and $6,154 of its 9.47% Notes due within one year as long-term debt. The company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

The company had outstanding an interest rate swap, a form of derivative, which effectively converted $12,300 of its fixed rate 9.47% Notes to floating rate debt with interest equal to LIBOR plus 83 basis points.

The effective interestrate on the floating rate portion was 6.9% and 6.4% at December 31, 1997 and 1996, respectively. This swap decreases as the Notes are repaid. The fair value of the swap is determined based upon current market prices and was $851 at December 31, 1997. The company does not use derivatives for trading purposes.

The company guaranteed $8,100 of letters of credit, bank borrowings and capital lease obligations related to its 45% investment in NASCO. In addition, the company had other outstanding letters of credit totaling $3,990.

Certain of the company's debt arrangements contain requirements as to maintenance of minimum levels of working capital and net worth, and place certain restrictions on dividend payments and acquisitions of the company's common stock. Under the most restrictive covenant in any agreement, $58,048 was available for dividends or acquisitions of common stock at December 31, 1997.

Interest paid was $5,554, $5,736 and $5,661 in 1997, 1996 and 1995, respectively. Interest capitalized was $472, $527 and $214 in 1997, 1996 and 1995, respectively, and is being depreciated over the lives of the related fixed assets.

6.       INCOME TAXES

The components of income before income taxes and the provision for income taxes follow:

                                         1997            1996            1995
                                       --------        --------        --------
Income before income taxes:
         U.S.                          $ 49,517        $ 37,957        $ 31,722
         International                   14,985          14,353          13,728
                                       --------        --------        --------
                                       $ 64,502        $ 52,310        $ 45,450
                                       ========        ========        ========
Income tax provision:
         Current:
            U.S. - federal             $ 16,339        $ 12,451        $  7,668
            U.S. - state                  4,050           3,045           1,363
            International                 4,905           3,682           5,456
                                       --------        --------        --------
                                         25,294          19,178          14,487
                                       --------        --------        --------
         Deferred:
            U.S. - federal                 (821)           (388)          2,479
            U.S. - state                   (217)           (105)          1,056
            International                  (177)          1,057             (56)
                                       --------        --------        --------
                                         (1,215)            564           3,479
                                       --------        --------        --------
                                       $ 24,079        $ 19,742        $ 17,966
                                       ========        ========        ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.

Paulo Coit
Associated Spring
Bristol, Connecticut

Tuck Martin
Bowman Distribution
Elizabethtown, Kentucky

Christine Sych
Barnes Aerospace
East Granby, Connecticut

Neil McCallum
Bowman Distribution
Concord, Ontario

Deferred income tax assets and liabilities at December 31, consist of the tax effects of temporary differences related to the following:

                                                   Assets                     Liabilities
                                          ------------------------        ----------------------
                                            1997            1996          1997           1996
                                          --------        --------        -------        -------
Allowance for doubtful accounts           $  1,139        $  1,108        $    --        $    --
Depreciation and amortization               (6,492)         (7,083)         2,680          2,450
Inventory valuation                          4,418           4,143            529          1,382
Postretirement/postemployment costs         27,771          28,510           (331)          (467)
Tax loss carryforwards                       9,988           9,329             --             --
Other                                        5,954           4,770          1,709          1,260
                                          --------        --------        -------        -------
                                            42,778          40,777          4,587          4,625
Valuation allowance                         (7,729)         (7,430)            --             --
                                          --------        --------        -------        -------
                                          $ 35,049        $ 33,347        $ 4,587        $ 4,625
                                          ========        ========        =======        =======
Current deferred income taxes             $ 10,966        $  9,772        $   850        $ 1,379
Noncurrent deferred income taxes            24,083          23,575          3,737          3,246
                                          --------        --------        -------        -------
                                          $ 35,049        $ 33,347        $ 4,587        $ 4,625
                                          ========        ========        =======        =======

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

The company has not recognized deferred income taxes on $89,349 of undistributed earnings of its international subsidiaries since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                                1997         1996         1995
                                                ----         ----         ----
U.S. federal statutory income tax rate          35.0%        35.0%        35.0%
State taxes (net of federal benefit)             3.9          3.6          3.5
Foreign losses without tax benefit               0.6          1.6          2.7
Foreign tax rates                               (1.5)        (2.5)        (1.6)
NASCO equity income                             (0.6)        (0.6)        (1.0)
Other                                           (0.1)         0.6          0.9
                                                ----         ----         ----
Consolidated effective income tax rate          37.3%        37.7%        39.5%
                                                ====         ====         ====

Income taxes paid, net of refunds, were $25,337, $17,825 and $13,269 in 1997, 1996 and 1995, respectively.

Denise Bradley
Bowman Distribution
Edison, New Jersey

Ricardo Mohr
Associated Spring
Mexico City, Mexico

Mark Baker
Associated Spring
Burlington, Ontario

George Naseef
Associated Spring
Glen Ellyn, Illinois


7. COMMON STOCK

In 1997, 1996 and 1995, 566,077, 389,418 and 503,337 shares of common stock were issued from treasury for the exercise of stock options, purchases by the Employee Stock Purchase Plan and various other incentive awards. In 1997, 1996 and 1995, the company acquired 395,179, 61,812 and 126,708 shares of the company's common stock at a cost of $10,673, $1,197 and $1,746, respectively. These acquired shares were placed in treasury.

On April 2, 1997, the stockholders approved an amendment to the company's Restated Certificate of Incorporation providing for an increase in the number of authorized common shares from 20 million to 60 million and a reduction in the par value of common and preferred stock from $1.00 to $.01 per share. This enabled the company to effect a 3-for-1 stock split for stockholders of record on April 3, 1997. All references to shares and per-share amounts in the consolidated financial statements and accompanying notes have been adjusted retroactively for the 3-for-1 stock split. Stockholders' equity at December 31, 1997, reflects the effect of the stock split and change in par value per share. These changes reduced the common stock account by $15,517 and increased the additional paid-in capital account by a like amount.

In December 1996, the company adopted a new stockholder rights plan. Under the new plan, each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for two hundred dollars. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The new Rights are generally redeemable at $.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition by a person or group of 35% or more of the outstanding shares of the company's common stock, the company is acquired in a merger or other business combination or 50% or more of the company's assets or earning power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.


8. PREFERRED STOCK

At December 31, 1997 and 1996, the company had 3,000,000 shares of preferred stock authorized, none of which were outstanding. As discussed in Note 7, the par value of preferred stock was reduced from $1.00 to $.01 per share in 1997.


9. STOCK PLANS

All U.S. salaried and non-union hourly employees are eligible to participate in the company's Guaranteed Stock Plan (GSP). The GSP provides for the investment of employer and employee contributions in the company's common stock. The company guarantees a minimum rate of return on certain GSP assets.

The GSP is a leveraged ESOP. In 1989, the GSP purchased 1,737,930 shares of the company's common stock at a cost of $21,000 using the proceeds of a loan guaranteed by the company. These shares are held in trust and are issued to employees' accounts in the GSP as the loan is repaid. Principal and interest on the GSP loan are being paid in quarterly installments through 1999. The loan bears interest based on LIBOR. At December 31, 1997 the interest rate was 6.5%. Interest of $387, $538 and $747 was incurred in 1997, 1996 and 1995, respectively. Contributions and certain dividends received are used in part by the GSP to service its debt. Contributions include both employee contributions up to a maximum of 10% of eligible pay and company contributions.

The company contributions are equal to the amount required by the GSP to pay the principal and interest due under the GSP loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP. The GSP used $1,781, $1,642 and $1,459 of company dividends for debt service in 1997, 1996 and 1995, respectively. The company expenses all cash contributions made to the GSP. Cash contributions in 1996 and 1995 resulted in compensation cost of $1,666 and $2,019, respectively, and in income of $498 in 1997. As of December 31, 1997, the GSP held 3,201,772 shares of the company's common stock, of which 318,476 shares were unallocated. For financial statement purposes, the company reflects its guarantee of the GSP's debt as a liability with a like amount reflected as a reduction of stockholders' equity.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.


Philip Laux
Associated Spring
Glen Ellyn, Illinois

Fran Lamprey
Bowman Distribution
Cromwell, Connecticut

Carlos Perez
Associated Spring
Bristol, Connecticut

Karen Tharpe
Bowman Distribution
Elizabethtown, Kentucky


The company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to 10% of base compensation deducted from payroll for the purchase of the company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. During 1997, 46,600 shares (53,535 and 63,036 shares in 1996 and 1995, respectively) were purchased. As of December 31, 1997, 565,478 shares may be purchased in the future.

The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers and other key employees in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. A predecessor plan that provided for similar incentives expired in 1991. Options granted under that plan continue to be exercisable and any options which terminate without being exercised become available for grant under the 1991 Plan. A maximum of 2,650,029 common shares are subject to issuance under this plan after December 31, 1997. Compensation cost related to these plans was $1,150 and $904 in 1997 and 1996, respectively. No amount was recorded in 1995.

Data relating to options granted under these plans follow:


                                            1997                        1996                         1995
                                -----------------------------------------------------------------------------------
                                                  AVERAGE                      Average                      Average
                                   NUMBER        EXERCISE       Number        Exercise       Number        Exercise
                                OF SHARES           PRICE    of Shares           Price    of Shares           Price
                                ---------       ---------    ---------       ---------    ---------       ---------
Outstanding, January 1          1,088,991       $   10.98    1,501,068       $   10.91    1,933,662       $   10.54
Granted                           441,190       $   22.96       69,450       $   15.65      237,300       $   13.36
Exercised                         505,113       $   10.79      327,636       $   11.30      438,138       $   10.67
Cancelled                          45,624       $   18.44      153,891       $   11.67      231,756       $   10.75
                                  -------       ---------    ---------       ---------    ---------       ---------
Outstanding, December 31,         979,444       $   16.13    1,088,991       $   10.98    1,501,068       $   10.91
                                  =======       =========    =========       =========    =========       =========

Exercisable, December 31,         478,680       $   10.77      217,020       $   10.25      427,200       $   10.76
                                  =======       =========    =========       =========    =========       =========




As of December 31, 1997 there were 1,345,013 shares available for future grant (1,750,890 at December 31, 1996).

The following table summarizes information about stock options outstanding at December 31, 1997:

                             OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                  -----------------------------------------       -------------------------

    RANGE OF                        AVERAGE         AVERAGE                         AVERAGE
    EXERCISE         NUMBER       REMAINING        EXERCISE          NUMBER        EXERCISE
      PRICES      OF SHARES            LIFE           PRICE       OF SHARES           PRICE
      ------      -----------------------------------------       -------------------------
 $  7 TO $11        414,555       5.4 YEARS          $10.03         393,861        $  10.08
  $12 TO $14        134,469       7.1 YEARS          $13.27          73,719        $  13.15
  $19 TO $23        358,470       9.2 YEARS          $22.28          11,100        $  19.50
  $24 TO $30         71,950       9.7 YEARS          $26.01              --        $     --
 ============       =======       =========          ======         =======        ========


Incentive Stock Rights entitle the holder to receive shares of the company's common stock without payment, after the lapse of the incentive period and certain units are subject to the satisfaction of established performance goals. Additionally, holders are credited with dividend equivalents, which are converted into additional incentive stock units, based on dividends paid on outstanding shares. All units granted have a five-year incentive period. In 1997, 4,500 units were granted, 5,811 units were credited to holders for dividend equivalents and no units were forfeited. As of December 31, 1997, there were 325,572 units outstanding.

Under the Non-Employee Director Deferred Stock Plan each non-employee director is awarded 6,000 shares of the company's common stock upon retirement. There were 12,000 shares issued under this plan in 1997 and 6,000 in 1996. No shares were issued in 1995. As of December 31, 1997, 54,000 shares were reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 3,269,507 at December 31, 1997.

Eduardo Mariscal
Associated Spring
Mexico City, Mexico

JoAnn Calcinari
Bowman Distribution-Raymond
Bristol, Connecticut

Brian Tomczak
Associated Spring
Milwaukee, Wisconsin

Jim Higdon
Bowman Distribution
Elizabethtown, Kentucky


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

Pension (income) expense consisted of the following:

                                        1997            1996            1995
                                    --------        --------        --------
Service cost                        $  5,384        $  5,591        $  4,836
Interest cost                         16,668          15,839          15,907
Actual return on plan assets         (43,726)        (34,906)        (43,256)
Net amortization and deferral         21,442          13,981          22,960
                                    --------        --------        --------
                                    $   (232)       $    505        $    447
                                    ========        ========        ========


The funded status of the plans at December 31, is set forth below:





                                                                 1997           1996
                                                             --------       --------
Plan assets at fair value                                    $299,632       $271,450
Actuarial present value of benefit obligations:
         Vested benefits                                      195,120        187,728
         Nonvested benefits                                    14,910         13,713
                                                             --------       --------
         Accumulated benefit obligations                      210,030        201,441

         Additional benefits based on projected              --------       --------
                  future salary increases                      23,922         20,840
                                                             --------       --------
         Projected benefit obligations                        233,952        222,281
                                                             --------       --------
Plan assets greater than projected benefit obligations       $ 65,680       $ 49,169
                                                             ========       ========


The following is a reconciliation to the net pension asset recognized in the accompanying balance sheets:

                                                                 1997            1996
                                                             --------        --------
Plan assets greater than projected benefit obligations       $ 65,680        $ 49,169
Adjustments for unrecognized:
         Net gains                                            (56,091)        (39,387)
         Prior service costs                                    5,934           6,843
         Net asset at transition                               (5,765)         (7,505)
                                                             --------        --------
                                                              (55,922)        (40,049)
                                                             --------        --------
Net pension asset                                            $  9,758        $  9,120
                                                             ========        ========


Significant assumptions used in determining pension expense and the funded status of the plans were:

                                                    1997           1996           1995
                                                    ----           ----           ----
Weighted average discount rate                      7.50%          7.75%          7.25%
Increase in compensation                            5.25%          5.25%          5.25%
Long-term rate of return on plan assets             9.00%          9.00%          9.00%


The company has a defined contribution plan covering employees of Barnes Aerospace and field sales employees of Bowman Distribution's U.S. operation. Company contributions under this plan are based primarily on the performance of the business units and employee compensation. Total expense amounted to $2,593, $1,735 and $1,748 in 1997, 1996 and 1995, respectively.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.

Kalil Diah Volante
Associated Spring
Campinas, Brazil

Lim Mun Cheong
Associated Spring
Singapore

Ken Wright
Bowman Distribution
Cromwell, Connecticut

Sheila Rippy
Bowman Distribution
Rockford, Illinois


11. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS


The company provides certain medical, dental and life insurance benefits for a majority of its retired employees in the U.S. and Canada. It is the company's practice to fund these benefits as incurred.


Postretirement benefit expense consisted of the following:

                                       1997              1996              1995
                                    -------           -------           -------
Service cost                        $   506           $   660           $   679
Interest cost                         4,320             4,782             5,594
Net amortization                     (1,422)           (1,150)             (158)
                                    -------           -------           -------
                                    $ 3,404           $ 4,292           $ 6,115
                                    =======           =======           =======


The amounts included in the accompanying balance sheets at December 31, were as follows:


                                                   1997           1996            1995
                                                -------       --------        --------
Accumulated benefit obligations:
         Retirees                               $46,928       $ 46,283        $ 57,160
         Employees eligible to retire             4,067          5,283           6,904
         Employees not eligible to retire         8,988         10,464          13,654
         Unrecognized prior service cost          8,376          9,799           1,021
         Unrecognized net gain (loss)               245         (1,331)         (7,339)
                                                -------       --------        --------
                                                $68,604       $ 70,498        $ 71,400
                                                =======       ========        ========


Postretirement benefit obligations included in:

         Accrued liabilities                     $5,076         $5,273         $5,673
         Accrued retirement benefits             63,528         65,225         65,727
                                                -------       --------        --------
                                                $68,604        $70,498        $71,400
                                                =======       ========        ========


Cash payments made in 1997, 1996 and 1995 for postretirement benefits were $5,298, $5,194 and $5,210, respectively.

The company's accumulated benefit obligations take into account certain cost-sharing provisions. The annual assumed rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 8.0% for 1997, 7.0% for 1998, with a further reduction to 5.0% by the year 2001. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated benefit obligations by approximately $1,991 at December 31, 1997, and would have increased the 1997 aggregate of the service and interest cost components of postretirement benefit expense by approximately $156.

Discount rates of 7.50%, 7.75% and 7.25% were used in determining the accumulated benefit obligation at December 31, 1997, 1996 and 1995, respectively.

12. LEASES

The company has various noncancellable operating leases for buildings, office space and equipment. Capital leases were not significant. Rent expense was $7,178, $6,268 and $5,866 for 1997, 1996 and 1995, respectively. During 1997, both Associated Spring headquarters and Bowman Distribution headquarters relocated to new facilities under operating leases. Minimum rental commitments under noncancellable leases in years 1998 through 2002 are $5,124, $3,824, $3,376, $3,111, $2,633 and $11,623 thereafter.

13. INFORMATION ON
    BUSINESS SEGMENTS

The company operates three businesses:

BOWMAN DISTRIBUTION: distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Bowman Distribution's operations and markets are located primarily in the U.S. Other important locations include Canada and Europe.

BARNES AEROSPACE: manufactures precision machined parts and fabricated assemblies, and refurbishes jet engine components for the aircraft and aerospace industries. Barnes Aerospace's operations and markets are located primarily in the U.S., Europe and Asia.

ASSOCIATED SPRING: manufactures and distributes custom-made springs and other close-tolerance engineered metal components, principally for the transportation, electronics and industrial markets. Associated Spring's custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Canada, Mexico and Singapore. The automotive and automotive parts industries constitute Associated Spring's largest market.

Sales between the business segments and between the geographic areas are accounted for on the same basis as sales to unaffiliated customers. Operating income includes net sales less cost of sales and selling and administrative expenses. Other income and expenses are not included in operating income. Corporate assets consist of cash and cash equivalents, deferred income taxes, other assets, transportation and office equipment and the Executive Office building. Included in the 1997 identifiable international assets are the assets of manufacturing facilities in Singapore ($30,005), Brazil ($16,378), Canada ($19,610) and Mexico ($9,968) and distribution facilities in Canada ($13,697), U.K. ($16,095) and France ($7,314). Associated Spring's operation in Singapore was an important contributor to the company's international operating income during each of the three years presented.

The following tables set forth information about the company's operations by its three business segments and by geographic area.

OPERATIONS BY BUSINESS SEGMENT

                                       Net Sales                       Operating Income
                            ----------------------------          ------------------------
(Dollars in millions)         1997        1996      1995          1997      1996      1995
                            ------      ------    ------          ----      ----      ----
Bowman Distribution         $220.0      $213.4    $217.0         $26.7     $22.0     $17.4
Barnes Aerospace             136.6       103.1      97.3          14.4       5.3       5.0
Associated Spring            287.1       279.5     279.0          43.0      45.8      42.6
Intersegment sales            (1.0)       (1.0)     (0.8)           --        --        --
                            ------      ------    ------          ----      ----      ----
                            $642.7      $595.0    $592.5          84.1      73.1      65.0
                            ======      ======    ======


Corporate expenses                                               (18.3)    (17.8)    (16.2)
                                                                 -----     -----     -----
Operating income                                                 $65.8     $55.3     $48.8
                                                                 =====     =====     =====



                                   Identifiable Assets               Capital Expenditures              Depreciation Expense
                               -----------------------------       --------------------------       ----------------------------
(Dollars in millions)          1997         1996        1995       1997       1996       1995       1997        1996        1995
---------------------          ----         ----        ----       ----       ----       ----       ----        ----        ----
Bowman Distribution         $  83.2     $   73.0     $  79.2     $  6.6     $  2.9     $  3.6     $  3.8     $   3.7     $   4.1
Barnes Aerospace               96.2         96.1        87.0        7.9        9.4        7.8        7.1         7.0         7.2
Associated Spring             183.2        177.8       160.3       18.7       21.5       24.2       14.3        13.0        11.6
Corporate                      45.4         43.1        35.0        0.2        0.1        0.2        0.2         0.3         0.3
                            ----------------------------------------------------------------------------------------------------
                            $ 408.0     $  390.0     $ 361.5     $ 33.4     $ 33.9     $ 35.8     $ 25.4     $  24.0     $  23.2

                            ====================================================================================================

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - BARNES GROUP INC.


OPERATIONS BY GEOGRAPHIC AREA

                                                     Net Sales                               Operating Income
                                     ---------------------------------------      -------------------------------------
                                          1997           1996           1995         1997            1996          1995
                                     ---------      ---------      ---------      ---------     ---------     ---------
(Dollars in millions)                $   515.0      $   466.4      $   463.4      $    71.6     $    59.5     $    51.3
Domestic                                 139.5          138.8          137.9           12.5          13.6          13.7
International                            (11.8)         (10.2)          (8.8)          --            --            --
                                     ---------      ---------      ---------      ---------     ---------     ---------
Sales between geographic areas       $   642.7      $   595.0      $   592.5      $    84.1     $    73.1     $    65.0
                                     =========      =========      =========      =========     =========     =========


                                                                                              Identifiable Assets
                                                                                  -------------------------------------
(Dollars in millions)                                                                  1997          1996          1995
                                                                                  ---------     ---------     ---------
Domestic                                                                          $   249.4     $   239.8     $   227.5
International                                                                         113.2         107.1          99.0
Corporate                                                                              45.4          43.1          35.0
                                                                                  -------------------------------------
                                                                                  $   408.0     $   390.0     $   361.5
                                                                                  =====================================


                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BARNES GROUP INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/S/PRICE WATERHOUSE LLP
Hartford, Connecticut
January 21, 1998

QUARTERLY DATA (UNAUDITED) - BARNES GROUP INC.



                                                     First         Second          Third         Fourth           Full
(Dollars in millions, except per share data)       Quarter        Quarter        Quarter        Quarter           Year
                                              ------------   ------------   ------------   ------------   ------------
1997
Net sales                                     $      158.1   $      165.9   $      158.5   $      160.2   $      642.7
Gross profit(1)                                       55.2           54.6           53.2           53.1          216.1
Operating income                                      16.8           17.5           16.1           15.4           65.8
Net income                                            10.1           10.7           10.1            9.5           40.4

Per Common Share:(2)
Net income:
    Basic                                             0.50           0.53           0.50           0.47           2.00
    Diluted                                           0.49           0.52           0.49           0.46           1.96
Dividends                                             0.15           0.17           0.16           0.17           0.65
Market prices (high-low)                      $24.92-19.79   $29.88-22.88   $30.38-27.00   $29.25-22.75   $30.38-19.79

1996
Net sales                                     $      150.1   $      152.6   $      147.1   $      145.2   $      595.0
Gross profit(1)                                       52.9           53.7           52.2           51.5          210.3
Operating income                                      11.2           14.4           14.7           15.0           55.3
Net income                                             6.6            8.7            8.7            8.6           32.6

Per Common Share:(2)
Net income:
    Basic                                             0.34           0.43           0.44           0.42           1.63
    Diluted                                           0.33           0.43           0.43           0.42           1.61
Dividends                                             0.15           0.15           0.15           0.15           0.60
Market prices (high-low)                      $ 15.08-11.67  $17.29-14.92   $17.04-15.42   $20.67-16.54   $20.67-11.67



(1) Sales minus cost of sales.

(2) All per share data has been adjusted for the 3-for-1 stock split.

                   SELECTED FINANCIAL DATA - BARNES GROUP INC.

                                                                1997            1996            1995
                                                            --------        --------        --------
PER COMMON SHARE (1) (2)
Income (loss)
                                                            --------        --------        --------
   Continuing operations                                    $   2.00        $   1.63        $   1.40
                                                            --------        --------        --------
   Effect of accounting changes                                   --              --              --
                                                            --------        --------        --------
   Net income (loss)
         Basic                                                  2.00            1.63            1.40
                                                            --------        --------        --------
         Diluted                                                1.96            1.61            1.38
                                                            --------        --------        --------
Dividends paid                                                   .65             .60             .53
                                                            --------        --------        --------
Stockholders' equity (at year-end)                              8.97            7.86            6.55
                                                            --------        --------        --------
Stock price (at year-end)                                      22.75           20.00           12.00

                                                            ========        ========        ========
FOR THE YEAR (in thousands)
Net sales                                                   $642,660        $594,989        $592,509
                                                            --------        --------        --------
Operating income                                              65,766          55,316          48,804
                                                            --------        --------        --------
   As a percent of sales                                        10.2%            9.3%            8.2%
                                                            --------        --------        --------
Income from continuing operations before income taxes
   and effect of accounting changes                         $ 64,502        $ 52,310        $ 45,450
                                                            --------        --------        --------
Income taxes                                                  24,079          19,742          17,966
                                                            --------        --------        --------
Income from continuing operations before
   effect of accounting changes                               40,423          32,568          27,484
                                                            --------        --------        --------
   As a percent of average stockholders' equity                 23.4%           22.8%           22.6%
                                                            --------        --------        --------
Effect of accounting changes                                $     --        $     --        $     --
                                                            --------        --------        --------
Net income (loss)                                             40,423          32,568          27,484
                                                            --------        --------        --------
Depreciation and amortization                                 28,123          26,626          26,750
                                                            --------        --------        --------
Capital expenditures                                          33,398          33,892          35,820
                                                            --------        --------        --------
Average common shares outstanding - basic                     20,237          19,924          19,640

                                                            ========        ========        ========
YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                             $113,092        $109,476        $ 95,280
                                                            --------        --------        --------
Current ratio                                               2.3 to 1        2.4 to 1        2.2 to 1
                                                            --------        --------        --------
Property, plant and equipment                               $133,830        $131,071        $122,870
                                                            --------        --------        --------
Total assets                                                 407,978         389,956         361,549
                                                            --------        --------        --------
Long-term debt                                                60,000          70,000          70,000
                                                            --------        --------        --------
Guaranteed ESOP obligation - long term portion                 2,205           4,951           7,491
                                                            --------        --------        --------
Stockholders' equity                                         180,859         157,164         128,841
                                                            --------        --------        --------
Debt as a percent of total capitalization(6)                    27.1%           33.5%           38.4%

                                                            ========        ========        ========
YEAR-END STATISTICS
Employees                                                      3,872           3,761           3,880

                      1994               1993 (3)               1992(4)(5)
                 ---------              --------                ---------

                 $    1.07              $    .23                $     .31
                 ---------              --------                ---------
                        --                    --                    (2.19)
                 ---------              --------                ---------
                      1.07                   .23                    (1.87)
                 ---------              --------                ---------
                      1.06                   .23                    (1.87)
                 ---------              --------                ---------
                       .48                   .47                      .47
                 ---------              --------                ---------
                      5.55                  4.86                     5.01
                 ---------              --------                ---------
                     12.67                 10.42                    10.17

                 =========              ========                =========

                 $ 569,197              $502,292                $ 529,073
                 ---------              --------                ---------
                    36,649                12,538                    7,259
                 ---------              --------                ---------
                       6.4%                  2.5%                     1.4%
                 ---------              --------                ---------
                 $  33,922              $  8,391                $   7,671
                 ---------              --------                ---------
                    13,606                 4,008                    1,838
                 ---------              --------                ---------
                    20,316                 4,383                    5,833
                 ---------              --------                ---------
                      20.3%                  4.7%                     5.8%
                 ---------              --------                ---------
                 $      --              $     --                $ (40,695)
                 ---------              --------                ---------
                    20,316                 4,383                  (34,862)
                 ---------              --------                ---------
                    23,733                23,094                   23,741
                 ---------              --------                ---------
                    31,848                22,216                   16,238
                 ---------              --------                ---------
                    19,061                18,750                   18,607

                 =========              ========                =========

                 $  88,325              $ 87,011                $  93,500
                 ---------              --------                ---------
                  2.0 to 1              2.1 to 1                 2.0 to 1
                 ---------              --------                ---------
                 $ 112,569              $103,043                $ 104,437
                 ---------              --------                ---------
                   351,956               333,296                  348,346
                 ---------              --------                ---------
                    70,000                70,000                   70,000
                 ---------              --------                ---------
                     9,839                12,011                   14,019
                 ---------              --------                ---------
                   107,139                91,849                   93,575
                 ---------              --------                ---------
                      45.6%                 50.7%                    51.9%

                 =========              ========                =========

                     4,181                 4,357                    4,051



(1) All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

(2) All per share data has been adjusted for the 3-for-1 stock split effective April, 1997.

(3) Includes a $3.4 million pretax, $2.0 million after-tax charge ($.11 per share) against income related to the plant consolidation and work-force reduction at Barnes Aerospace and a $1.5 million charge without tax benefit ($.08 per share) for a plant consolidation at Associated Spring's Mexico operations.

(4) Includes a $17.8 million pretax, $10.7 million after-tax charge ($.58 per share) against income related to the costs of plant closings at Associated Spring, Barnes Aerospace charges on a terminated contract and restructuring of Bowman's U.S. sales organization. These charges were partially offset by a $5.0 million pretax gain, $3.7 million after-tax ($.20 per share) from the sale of Bowman's Pioneer division.

(5) Barnes Group adopted three new accounting standards in 1992 retroactive to the beginning of the year. Included is a one-time $39.7 million after-tax charge ($2.14 per share) to comply with SFAS 106 and 112, both of which change the accounting for certain postretirement and postemployment benefits to the accrual method and an additional $1.0 million income tax charge ($.05 per share) for SFAS 109, which changed income tax accounting.

(6) Debt includes all interest-bearing debt including the guaranteed ESOP obligation, and total capitalization includes interest-bearing debt and stockholders' equity.

                          BARNES GROUP AROUND THE WORLD

[GRAPHIC OMITTED]

BARNES
GROUP INC.

Headquarters
-   BRISTOL, CONNECTICUT


BOWMAN
DISTRIBUTION

Headquarters
1   CLEVELAND, OHIO

Distribution Operations
United States
2 ANAHEIM, CALIFORNIA
3 BAKERSFIELD, CALIFORNIA
4 NORCROSS, GEORGIA
5 ROCKFORD, ILLINOIS
6 ELIZABETHTOWN, KENTUCKY
7 EDISON, NEW JERSEY
8 COLUMBUS, OHIO
9 ARLINGTON, TEXAS
10 HOUSTON, TEXAS
11 AUBURN, WASHINGTON

Canada
12   CONCORD, ONTARIO
13   EDMONTON, ALBERTA
14   MONCTON, NEW BRUNSWICK


United Kingdom
15   CORSHAM

France
16  VOISINS LE BRETONNEUX

Raymond Distribution
United States
17  MAUMEE, OHIO
18  CERRITOS, CALIFORNIA
19  YPSILANTI, MICHIGAN
20  ARLINGTON, TEXAS
21  NEW BERLIN, WISCONSIN

United Kingdom
22  EVESHAM

France
23  MONTIGNY

BARNES
AEROSPACE

Headquarters
1  WINDSOR, CONNECTICUT

Manufacturing Plants
United States
2  EAST GRANBY, CONNECTICUT
3  WINDSOR, CONNECTICUT
4  LANSING, MICHIGAN
5  OGDEN, UTAH

Asia
6  REPUBLIC OF SINGAPORE

ASSOCIATED
SPRING

Headquarters
1   FARMINGTON, CONNECTICUT

Manufacturing Plants
North America
2   BRISTOL, CONNECTICUT
3   SALINE, MICHIGAN
4   SYRACUSE, NEW YORK
5   ARDEN, NORTH CAROLINA
6   CORRY, PENNSYLVANIA
7   DALLAS, TEXAS
8   MILWAUKEE, WISCONSIN
9   BURLINGTON, ONTARIO, CANADA
10  MEXICO CITY, MEXICO

South America
11  CAMPINAS, BRAZIL

Asia
12  REPUBLIC OF SINGAPORE

DIRECTORS


*THOMAS O. BARNES
CHAIRMAN OF THE BOARD


*-++GARY G. BENANAV
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
New York Life International, Inc.
EXECUTIVE VICE PRESIDENT
New York Life Insurance Company
New York, New York

*-WILLIAM S. BRISTOW, JR.
PRESIDENT
W.S. Bristow & Associates, Inc.
Rollinsford, New Hampshire

*++ROBERT J. CALLANDER
EXECUTIVE IN RESIDENCE
Columbia University
School of Business
RETIRED VICE CHAIRMAN
Chemical Banking Corporation
New York, New York

*-++GEORGE T. CARPENTER
PRESIDENT
The S. Carpenter Construction Company
Bristol, Connecticut

-++DONNA R. ECTON
CHIEF OPERATING OFFICER
PETsMART, Inc.
Phoenix, Arizona

-ROBERT W. FIONDELLA
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Phoenix Home Life
Mutual Insurance Company
Hartford, Connecticut

++FRANK E. GRZELECKI
VICE CHAIRMAN
Handy & Harman
Rye, New York

-++MARCEL P. JOSEPH
FORMER CHAIRMAN
OF THE BOARD AND
CHIEF EXECUTIVE OFFICER
Augat Inc.
Mansfield, Massachusetts

*THEODORE E. MARTIN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



OFFICERS

EXECUTIVE OFFICE

THEODORE E. MARTIN
President and
Chief Executive
Officer


TERRY M. MURPHY
Senior Vice President,
Finance


JAMES A. PAYNTER
Senior Vice President,
Human Resources


WILLIAM V. GRICKIS, JR.
Vice President,
General Counsel
and Secretary


JOHN J. LOCHER
Vice President,
Treasurer


FRANCIS C. BOYLE, JR.
Vice President,
Controller




OPERATIONS

ALI A. FADEL
Vice President,
Barnes Group Inc.,
and President,
Associated Spring


LEONARD M. CARLUCCI
Vice President,
Barnes Group Inc.,
and President,
Bowman Distribution


CEDRIC D. BECKETT
Vice President,
Barnes Group Inc.,
and President,
Barnes Aerospace



STOCKHOLDERS' INFORMATION

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Phone: 1-800-288-9541 (Continental U.S. only) or 1-201-329-8660
For Hearing Impaired  1-800-231-5469

USE THE ABOVE ADDRESS AND PHONE NUMBERS FOR INFORMATION ON THE FOLLOWING
SERVICES:

STOCKHOLDER INQUIRIES/ADDRESS CHANGES/
CONSOLIDATIONS

LOST CERTIFICATES/REPLACEMENTS

CERTIFICATE TRANSFERS:
All certificates should be sent certified or registered mail.

DIVIDEND INVESTMENT/STOCKHOLDER INVESTMENT PLANS:
Dividends on Barnes Group common stock may be automatically invested in additional shares.

HAND DELIVERIES:
ChaseMellon Shareholder Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271

STOCK EXCHANGE
New York Stock Exchange
Stock Trading Symbol: B
Listed on the S&P Small Cap 600 Index

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
One Financial Plaza
Hartford, CT 06103

ANNUAL MEETING
Barnes Group Inc. annual meeting of stockholders will be held at 10:30 a.m., Wednesday, April 8, 1998, at Associated Spring Group Headquarters,
Farmington, CT.

INVESTOR INFORMATION
Barnes Group welcomes inquiries from stockholders, analysts and prospective investors. Quarterly reports, 10-K's and other information on the company are available on request. Please note that the company is no longer required to provide quarterly reports to stockholders. Those wishing to receive this information can obtain it over the Internet or by requesting it from the company at the phone or fax numbers listed below.

Contact: Robert D. Lipira (for investor relations) or Holly V. LeBlanc (for stockholder relations)
Barnes Group Inc.
123 Main St., P.O. Box 489
Bristol, CT 06011-0489
Phone: 1-860-583-7070
Fax: 1-860-589-3507

COMMUNICATION
For additional information on the company, call our Fax-on-Demand Service at 1-800-311-4606. For press releases on the Internet, address http://www.businesswire.com/cnn


* Member of Executive Committee
- Member of Audit Committee
++ Member of Compensation Committee


Design: Susan Brier, The WriteDesign Company, LLC / Printing: Universal Press

                            BARNES GROUP INC [LOGO]