Form 10-K, Exhibit 13
period 1999-12-31
BARNES GROUP INC
filed 2000-03-24
CIK 9984

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUR BUSINESS               Barnes Group is a worldwide manufacturer of precision
                           metal parts and a provider of industrial main-tenance logistics solutions. The Company is comprised of three business segments. The Associated Spring segment is a manufacturer of assemblies, high precision mechanical springs, nitrogen gas springs, manifold systems, wireforms and stampings for the transportation, industrial, electronics and communications markets. The Barnes Aerospace segment supplies precision components and fabricated assemblies for commercial and military aircraft as well as overhaul and repair services in support of the global airline industry. The Bowman Distribution segment provides consumable repair and replacement products for industrial, heavy equipment and trans-portation maintenance markets. Its Raymond
                           Distribution operation also distributes
                           close-tolerance engineered metal components manufactured principally by Associated Spring.
                           Through these three businesses, Barnes Group works with its customers' organizations to help them realize the benefits of its manufacturing capabilities and logistics management to enhance their competitiveness and responsiveness.


ACQUISITION OF             On August 30, 1999, Barnes Group purchased
NITROGEN GAS               substantially all of the assets and liabilities of
SPRINGS BUSINESS           the nitrogen gas springs business of the Teledyne
                           Fluid Systems Division of Teledyne Industries, Inc., for a total cost of $92.2 million. This operation is a major supplier of nitrogen gas springs and manifold systems for the metal forming markets. The acquisition of the nitrogen gas springs business was recorded using the purchase method of accounting and is included in the Associated Spring business segment. This strategic acquisition provides
                           Associated Spring with new spring technologies and allows it to continue to develop and expand products, markets and services. The operation's results have been included in Barnes Group's consolidated financial statements from the date of acquisition.

                           The funds used to purchase the business were borrowed initially under the Company's revolving credit agreement. In November 1999, Barnes Group refinanced a portion of these borrowings through the issuance of $70 million of long-term private placement senior notes. This debt ranges in maturity from eight to eleven years at an average annual interest rate of 7.75%.



RESULTS OF                 For 1999, Barnes Group reported net sales of $622
OPERATIONS                 million, down 4% from the record sales of $651
                           million in 1998. The reduction in sales was attributable to shortfalls at Bowman Distribution and Barnes Aerospace, partially offset by increased sales at Associated Spring. In addition, the newly acquired nitrogen gas springs business provided incremental sales of $16 million in 1999. In 1998, sales were up
                           $8.5 million from 1997 levels, primarily a result of improvements at Barnes Aerospace.

                           Operating income in 1999 was $45.3 million, versus $55.2 million in 1998. The decline in 1999 operating income was driven by the sales volume shortfalls at Bowman Distribution and Barnes Aerospace. Additionally, non-Y2K system implementation issues resulted in higher expense levels at Bowman Distribution's North American operation, which negatively impacted profit. The reduced profit at Bowman Distribution and Barnes Aerospace was partially offset by results at Associated Spring, where profit improved 44% over 1998, and a $12.9 million expense, included in 1998, for the accelerated retirement package for the Company's retired president. Associated Spring's performance was driven by higher sales volume, productivity improvements and the additional profits generated from the newly acquired nitrogen gas springs business. Operating income in 1998 declined $10.5 million from 1997 as a result of the $12.9 million expense related to the accelerated retirement package for the Company's retired president. Part of the $12.9 million of expense is $2.7 million for accelerated retirement benefits which are included in the 1998 pension expense.

                           Operating margin in 1999 declined to 7.3% from 8.5% in 1998 and 10.2% in 1997. In 1999, cost of sales as a percentage of sales increased to 68.3% from 66.9% in 1998, as Bowman Distribution's North American operation incurred higher distribution costs as a result of inefficiencies generated during the implementation of the new distribution management system. Selling and administrative expenses as a percentage of sales declined slightly in 1999 due to the $12.9 million of expense for the accelerated retirement package for the Company's retired president in 1998. Excluding the cost of the accelerated retirement package, selling and administrative expenses as a percentage of sales increased in 1999, reflecting the impact of higher administrative costs associated with the Bowman system implementation coupled with a higher investment in sales resources, throughout the Company, for the purpose of increasing future sales growth. The decline in operating margin in 1998, compared to 1997, is attributable to the $12.9 million retirement package expense incurred in 1998.


SEGMENT REVIEW -           Associated Spring sales for 1999 were $283 million,
SALES AND                  up $20.5 million from 1998. Sales in 1997 were $259
OPERATING PROFIT           million. In 1999, sales at Associated Spring's North
                           American operations increased, reflecting the continued strength of the domestic economy and continued penetration in both automotive and non-automotive markets. Excluding the acquisition,
                           Associated Spring's international operations sales kept pace with 1998 levels, despite a 9% sales decline in its Brazil operation, a direct fallout of the devaluation of the Brazilian currency in early
                           1999. Additionally, the acquisition of the nitrogen gas springs business contributed to sales increases both domestically and internationally.
                           Associated Spring's 1998 sales increased slightly over 1997 on the strength of its North American operations, partially offset by sales declines in its international operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                           Associated Spring reported profit of $33.5 million in 1999, compared to $23.2 million in 1998 and $24.5 million in 1997. The significant improvement in 1999 over 1998 results from the addition of the nitrogen gas springs business, stabilization of the economic situation in the Asia/Pacific region, manufacturing efficiencies and lower operating expenses at Associated Spring's headquarters. Profits declined in 1998, reflecting the adverse impact of the General Motors strike, the turmoil within the Asia/Pacific region and the cost of product line rationalization. Partially offsetting the 1998 decline was the solid year-over-year performance at Associated Spring's North American operations and the strong turnaround at its Mexican operation.

                           Barnes Aerospace sales were $121 million in 1999, compared to $155 million in 1998 and $137 million in 1997. Both the original equipment manufacturing
                           (OEM) business and the overhaul and repair business were impacted by a slowdown in the aerospace markets, which resulted in an industry-wide decline in new orders and the cancellation or rescheduling of existing orders. Though sales were down, Barnes Aerospace continued to effectively penetrate new markets and customers. In 1998, sales were up 13% over 1997, driven by its OEM machining operation and overhaul and repair units. This growth was partially offset by lower sales at its OEM fabrication operation in Ogden, Utah, which was impacted by reduced customer backlog and changes in customer requested delivery schedules.

                           Barnes Aerospace profit was $5.3 million, as compared to $12.8 million in 1998 and $9.9 million in 1997. The shortfalls in profit and margin were a direct result of the sales volume decline. Effective cost and expense control by Barnes Aerospace minimized the adverse impact on profits from the sharp falloff in sales volume. The increase in profits for 1998, compared to 1997, reflected higher sales volume coupled with ongoing productivity improvements and cost containment.

                           Bowman Distribution sales for 1999 were $230 million, compared to $247 million in 1998 and $259 million in 1997. Bowman's North American operation 1999 sales decline was due to complications encountered in a planned implementation of the fully integrated distribution management system initiated in the first half of 1999. This system installation encountered a number of unanticipated software and implementation issues that negatively impacted warehouse efficiency, administrative costs and sales in 1999. Bowman expects customer service levels to improve through the first half of 2000 as system issues are identified and process changes are implemented. Bowman will continue to incur increased costs for warehousing and administration until such improvements are fully implemented. Bowman expects to fully restore service levels to its customers' satisfaction in 2000. In Europe, Bowman Distribution's sales were down primarily from the loss of a large customer and management's refocus from smaller, less profitable accounts to larger industrial accounts. Bowman's Raymond business reported an increase in sales in 1999 as it continued to penetrate new international markets. In 1998, Bowman's sales were down 5% from 1997, primarily the result of its North American business losing a major customer and the continued refocus of its sales efforts to meet the changing requirements of larger customers.

                           Bowman Distribution's profit in 1999 was $9.9 million, compared to $35.0 million in 1998 and $32.6 million in 1997. The sharp decline in profits in 1999 was attributable to the sales volume decline, as well as significantly higher warehousing and administrative costs incurred in its North American business to address operational issues caused by the new system implementation. The 7.4% improvement in profits in 1998 as compared to 1997 resulted from lower operating expenses in both Bowman's North American operation and Raymond Distribution.



NON-OPERATING              Other income totaled $5.9 million in 1999, compared
INCOME/EXPENSE             to $5.6 million in 1998 and $6.0 million in 1997. The
                           increase over 1998 reflects a higher gain on the sale of underutilized assets and net foreign exchange transaction gains. Partially offsetting the increase in other income was lower equity income from the Company's NASCO joint venture. The decrease in other income in 1998, as compared to 1997, resulted from lower foreign exchange gains offset by an increase in equity income from the Company's NASCO joint venture.

                           Interest expense and other expenses increased in 1999 as a result of the acquisition of the nitrogen gas springs business. Specifically, interest expense increased as a result of additional borrowings used to fund the acquisition. Other expenses increased with the additional goodwill amortization associated with the acquisition. Interest expense in 1998 declined compared to 1997, reflecting lower debt levels and lower interest rates.


INCOME TAXES               The Company's effective income tax rate has declined
                           steadily over the last six years. The Company's effective tax rate was 33.0% in 1999, compared with 36.9% in 1998 and 37.3% in 1997. The lower rate in 1999 was due to lower state taxes, higher percentage of foreign income with tax rates lower than the U.S.
                           statutory tax rate, and foreign tax benefits associated with the acquisition of the nitrogen gas springs business.


NET INCOME AND             Consolidated net income was $28.6 million in 1999,
NET INCOME                 $34.5 million in 1998 and $40.4 million in 1997.
PER SHARE                  Basic earnings per share were $1.47 in 1999, compared
                           to $1.72 in 1998 and $2.00 in 1997. Diluted earnings per share were $1.46 in 1999, compared to $1.69 in 1998 and $1.96 in 1997. The 1998 earnings included an after-tax charge of $7.7 million, or $0.38 per share, related to the accelerated retirement package of the Company's retired president.

                           In April 1997, stockholders approved an increase in authorized common shares from 20 million to 60 million and a three-for-one stock split. All per share data reflect the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INFLATION                  Management believes that during 1997-1999, inflation
                           did not have a material impact on the Company's historical financial statements.


LIQUIDITY AND
CAPITAL RESOURCES          The Company's ability to generate cash from
                           operations in excess of its internal operating needs is one of its financial strengths. In 1999, the Company continued to effectively manage working capital, and its efforts in accounts receivable, inventories and accounts payable generated nearly $18 million in positive cash flow. Management will continue to aggressively manage cash flows and anticipates that operating activities in 2000, combined with aggressive asset management, will provide sufficient cash to take advantage of opportunities for internal business expansion and to meet the Company's current financial commitments.
                           External business expansion will be funded with a combination of new debt and internal cash.

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

                           Operating activities are the principal source of cash flow for the Company, generating $62.8 million in 1999, down from the record of $76.0 million in 1998 and $71.6 million in 1997. The decrease in operating cash flows is primarily related to the decline in the Company's operating results, as well as the cash payment of $7.8 million in 1999 associated with the accelerated retirement package for the Company's retired president. During the past three years, operating activities provided over $210 million in cash, which the Company used, in part, to pay dividends to stockholders, repurchase Company stock and fund significant investments in new equipment. Continued emphasis on asset management eliminated the need for additional investments in working capital during the past three years.

                           Investing activities used cash of $117.0 million in 1999, compared with $35.3 million in 1998 and $34.2 million in 1997. The increase in cash used in 1999 is attributable to the purchase of the nitrogen gas springs business. In 1999, the Company reduced its capital spending following five years of heavy investments by all three business segments. The Company's capital spending program continues to focus on business growth and improvements in productivity and quality. The Company expects capital spending in 2000 to continue at a strong pace.

                           In 1999, the Company's financing activities generated cash of $58.8 million, compared to cash usage of $31.9 million in 1998 and $26.6 million in 1997. Cash was generated primarily through the issuance of $89.0 million of long-term debt to fund the purchase of the nitrogen gas springs business. The increase in cash from borrowings was also partially used to repurchase $22.4 million of Company stock. Cash dividends increased in 1999 for the fifth consecutive year, to $0.75 per share. As a result, total cash used to pay 1999 dividends to stockholders increased to $14.6 million.

                           The Company has utilized and will continue to use cash from non-U.S. subsidiaries to fund international cash requirements, including acquisitions, when it is cost effective. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund business needs outside the U.S.

                           In November 1999, the Company financed a portion of the nitrogen gas springs business acquisition through issuance of $70 million of private placement senior notes (the Notes). The Notes, placed with seven insurance companies, range in maturity from eight to eleven years and bear an average annual interest rate of 7.75%. The balance of the acquisition purchase price is financed through borrowings under the Company's long-term revolving credit agreement. The issuance of the Notes and usage of the Company's long-term revolving credit agreement will result in both higher interest expense and higher debt-to-capitalization ratios in the future.

                           To supplement internal cash generation, the Company maintains substantial bank borrowing facilities. At December 31, 1999, the Company had $150 million of borrowing capacity available under a revolving credit agreement, of which $32.5 million was borrowed at an interest rate of 6.5%. Additionally, the Company had $4.5 million in borrowings under uncommitted short-term bank credit lines at an interest rate of 6.8%. The Company believes its bank credit facilities, including the new Notes, coupled with cash generated from operations, are adequate for its anticipated future requirements.


MARKET RISK                Market risk is the potential economic loss that may
                           result from adverse changes in the fair value of financial instruments. The Company's financial results could be impacted by changes in interest rates, foreign currency exchange rates and commodity price changes. The Company uses financial instruments to reduce its cost of debt, and to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

                           The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing while also reducing the effect of changes in interest rates on near-term earnings. The Company's primary interest rate risk is derived from its outstanding variable-rate debt obligations. At December 31, 1999, the result of a hypothetical 1% increase in the average cost of the Company's variable-rate debt, including the interest rate exchange agreement, would not have had a material impact on the pretax profit of the Company or the fair value of the interest rate exchange agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                           In September 1999, the Company entered into a three-year, $70 million cross-currency exchange agreement. In effect, the agreement converts the Company's U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate for a three-year period ending October 2002. Additionally, as part of managing its debt portfolio, the Company maintains an interest rate exchange agreement to convert a portion of its 9.47% fixed-rate Senior Notes to variable-rate debt. These agreements are viewed by the Company as risk management tools and are not used for speculative or trading purposes. The overall objectives are to reduce the exposure associated with currency fluctuations between the U.S. dollar and the Swedish krona and to reduce the exposure to variable-rate debt. The effect on 1999 earnings of the U.S. dollar and Swedish krona cross-currency exchange agreement and interest rate exchange agreement was to decrease the Company's expense by $0.2 million.

                           At December 31, 1999, the fair value of the Company's fixed-rate debt was $106.8 million, compared to its carrying amount of $107.3 million. The Company estimates that a 1% decrease in market interest rates at December 31, 1999 would have increased the fair value of the Company's fixed-rate debt to $112.5 million.

                           The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. Foreign currency commitments and transaction exposures are managed at the operating units as an integral part of their businesses. Residual exposures that cannot be offset may be hedged. The Company does not hedge its foreign currency net asset exposure.

                           The currencies that the Company was primarily exposed to on December 31, 1999, were the Singapore dollar, Mexican peso, Brazilian real, Canadian dollar and Swedish krona. Based on a 10% adverse movement in all currencies, the potential loss in fair value from the Company's financial instruments at the end of 1999 would have resulted in reducing pretax profit by $2.4 million.

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



FUTURE ACCOUNTING          In June 1998, the Financial Accounting Standards
CHANGES                    Board issued Statement of Financial Accounting
                           Standards No. 133, "Accounting for Derivative
                           Instruments and Hedging Activities." This standard requires that the Company recognize derivatives on the balance sheet at fair value. In June 1999, the statement's effective date was delayed by one year, and it will be effective January 1, 2001, for the Company. Management believes that adoption of this standard will not have a material impact on the Company's financial position, results of operations or cash flows.

YEAR 2000 READINESS        The Company's program to address the Y2K issue
                           consisted of the following phases: assessment, remediation, testing and contingency planning. Barnes
                           Group met its commitment to be fully Y2K ready with all of its critical business systems as of the end of 1999.

                           The costs specific to addressing the Y2K readiness project were those directly related to upgrading existing systems to be Y2K ready and costs related to outside consultants assisting the Y2K project. These costs were expensed as incurred and approximated $0.6 million in 1998 and $1.9 million in 1999. However, a significant portion of the Company's overall information technology (IT) expense approximating $11.5 million in 1998 and $13.8 million in 1999 was either directly or indirectly included to address Y2K readiness either through software remediation or implementation. In addition, capitalized IT-related hardware and software expenditures approximated $12 million in both 1998 and 1999. Subsequent to 1999, additional costs specific to ensuring the Company is Y2K ready are not expected to be significant.

                           The Company completed its assessment of its Y2K risks related to significant relationships with its critical third-party suppliers and customers. Despite these efforts, the Company can provide no assurance that all supplier and customer Y2K compliance plans were successfully completed in a timely manner, although it is not currently aware of any problems which would significantly impact its future operations.

                           The foregoing Y2K readiness statements are designated as a "Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998.

FORWARD-LOOKING            The Company cautions readers that certain factors may
STATEMENTS                 affect the Company's results for future fiscal
                           periods. These factors involve risks and uncertainties that could cause future results to differ materially from those expressed or implied in any forward-looking statements made on behalf of the Company. For this purpose, any statement other than one of historical fact may be considered a forward-looking statement. Some important factors that could cause actual results to vary materially from those anticipated in forward-looking statements include economic volatility, currency fluctuations, interest rate fluctuations, regulatory changes and technological changes, all of which may affect the Company's operations, products and markets.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

Years ended December 31,                                                    1999                     1998                     1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $622,356                 $651,183                 $642,660


Cost of sales                                                              424,945                  435,918                  426,550
Selling and administrative expenses                                        152,161                  160,044                  150,344
------------------------------------------------------------------------------------------------------------------------------------
                                                                           577,106                  595,962                  576,894
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                            45,250                   55,221                   65,766


Other income                                                                 5,919                    5,617                    5,969


Interest expense                                                             6,093                    4,106                    4,864
Other expenses                                                               2,378                    2,069                    2,369
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  42,698                   54,663                   64,502
Income taxes                                                                14,086                   20,169                   24,079
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 28,612                 $ 34,494                 $ 40,423
====================================================================================================================================

Per common share:

       Net income:
         Basic                                                            $   1.47                 $   1.72                 $   2.00
         Diluted                                                              1.46                     1.69                     1.96
       Dividends                                                              0.75                     0.69                     0.65


Average common shares outstanding                                       19,417,856               20,095,710               20,236,884


See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
December 31,                                                           1999             1998
ASSETS
Current assets
       Cash and cash equivalents                                    $ 43,632          $40,206
       Short-term investments                                             --            2,566
       Accounts receivable, less allowances
        (1999 - $3,329; 1998 - $2,413)                                91,701           82,809
       Inventories                                                    66,351           64,404
       Deferred income taxes                                           9,398           11,660
       Prepaid expenses                                                8,103            5,583
                                                                   ---------         --------
             Total current assets                                    219,185          207,228
Deferred income taxes                                                 23,797           25,136
Property, plant and equipment                                        145,105          139,247
Goodwill                                                              88,562           18,224
Other assets                                                          39,633           29,069
                                                                   ---------         --------
Total assets                                                        $516,282         $418,904
                                                                   =========         ========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

       Notes payable                                               $  12,136        $   6,766
       Accounts payable                                               57,458           38,439
       Accrued liabilities                                            46,426           52,934
       Guaranteed ESOP obligation                                         --            2,205
                                                                   ---------         --------
             Total current liabilities                               116,020          100,344
Long-term debt                                                       140,000           51,000
Accrued retirement benefits                                           66,973           68,129
Other liabilities                                                     12,675           10,757


Commitments and contingencies



Stockholders' equity

       Common stock - par value $0.01 per share

             Authorized: 60,000,000 shares

             Issued:  22,037,769 shares at par value                     220              220
       Additional paid-in capital                                     49,786           49,231
       Treasury stock at cost (1999 - 3,187,242 shares;
                               1998 - 2,202,417 shares)              (63,893)         (42,893)
       Retained earnings                                             218,388          204,364
       Accumulated other comprehensive income                        (23,887)         (20,043)
       Guaranteed ESOP obligation                                         --           (2,205)
                                                                   ---------         --------
Total stockholders' equity                                           180,614          188,674
                                                                   ---------         --------
Total liabilities and stockholders' equity                          $516,282         $418,904
                                                                   =========         ========


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
Years ended December 31,                                                            1999               1998                1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                         $ 28,612            $ 34,494            $ 40,423
Adjustments to reconcile net income
  to net cash from operating activities:
       Depreciation and amortization                                                 30,602              28,431              28,123
       (Gain) loss on sale of property,
        plant and equipment                                                            (857)               (741)                735
       Changes in assets and liabilities:
        Accounts receivable                                                          (1,731)              7,726              (4,786)
        Inventories                                                                   1,980              (3,766)              3,150
        Accounts payable                                                             17,356                 980               8,036
        Accrued liabilities                                                          (9,524)              6,488                 781
        Deferred income taxes                                                         3,655              (2,536)             (1,215)
       Other                                                                         (7,296)              4,960              (3,607)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            62,797              76,036              71,640

INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment                                   1,929               4,266               1,442
Capital expenditures                                                                (27,222)            (34,571)            (33,398)
Acquisition of nitrogen gas springs business                                        (92,239)                 --                  --
Redemption of short-term investments                                                  2,566                  --                  --
Purchase of short-term investments                                                       --              (2,605)                 --
Other                                                                                (2,019)             (2,340)             (2,266)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                              (116,985)            (35,250)            (34,222)


FINANCING ACTIVITIES:
Net increase in notes payable                                                         5,249               4,539                 813
Payments on long-term debt                                                               --              (9,000)            (10,000)
Proceeds from the issuance of long-term debt                                         89,000                  --                  --
Proceeds from the issuance of common stock                                            1,486               3,598               6,476
Common stock repurchases                                                            (22,351)            (17,042)            (10,673)
Dividends paid                                                                      (14,564)            (13,951)            (13,187)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                     58,820             (31,856)            (26,571)


Effect of exchange rate changes on cash flows                                        (1,206)             (1,254)             (2,303)
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                 3,426               7,676               8,544


Cash and cash equivalents at beginning of year                                       40,206              32,530              23,986
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $ 43,632            $ 40,206            $ 32,530
===================================================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                                   Accumulated
                                                               Additional                                             Other
                                          Common                Paid-in           Treasury        Retained         Comprehensive
(Dollars in thousands)                    Stock                 Capital           Stock           Earnings            Income
------------------------------------------------------------------------------------------------------------------------------------
January 1, 1997                          $ 15,737                $28,347        $(26,040)           $156,698           $(10,087)

Comprehensive income:
  Net income                                                                                          40,423
  Other comprehensive income                                                                              --             (5,754)
                                                                                                     --------           --------
  Comprehensive income                                                                                40,423             (5,754)
Reduction in par value                    (15,517)                15,517
Dividends paid                                                                                       (13,187)
Common stock repurchases                                                         (10,673)
Employee stock plans                                               3,143           7,280                (181)
Guaranteed ESOP obligation
Income tax benefits on
  unallocated ESOP dividends                                                                             104
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                             220                 47,007         (29,433)            183,857            (15,841)

Comprehensive income:
  Net income                                                                                          34,494
  Other comprehensive income                                                                              --             (4,202)
                                                                                                     -------            -------
  Comprehensive income                                                                                34,494             (4,202)
Dividends paid                                                                                       (13,951)
Common stock repurchases                                                         (17,042)
Employee stock plans                                               2,224           3,582                (100)
Guaranteed ESOP obligation
Income tax benefits on
  unallocated ESOP dividends                                                                              64
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                             220                 49,231         (42,893)            204,364            (20,043)

Comprehensive income:
  Net income                                                                                          28,612
  Other comprehensive income                                                                              --             (3,844)
                                                                                                    --------            -------
  Comprehensive income                                                                                28,612             (3,844)
Dividends paid                                                                                       (14,564)
Common stock repurchases                                                         (22,351)
Employee stock plans                                                 555           1,351                 (44)
Guaranteed ESOP obligation
Income tax benefits on
  unallocated ESOP dividends                                                                              20
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                        $    220                $49,786        $(63,893)           $218,388           $(23,887)
====================================================================================================================================


                                         Guaranteed
                                              ESOP            Stockholders'
(Dollars in thousands)                    Obligation            Equity
-----------------------------------------------------------------------------
January 1, 1997                             $(7,491)               $157,164

Comprehensive income:
  Net income                                                         40,423
  Other comprehensive income                                         (5,754)
                                                                   --------
  Comprehensive income                                               34,669
Reduction in par value                                                   --
Dividends paid                                                      (13,187)
Common stock repurchases                                            (10,673)
Employee stock plans                                                 10,242
Guaranteed ESOP obligation                    2,540                   2,540
Income tax benefits on
  unallocated ESOP dividends                                            104
-----------------------------------------------------------------------------
December 31, 1997                            (4,951)                180,859

Comprehensive income:
  Net income                                                         34,494
  Other comprehensive income                                         (4,202)
                                                                   --------
  Comprehensive income                                               30,292
Dividends paid                                                      (13,951)
Common stock repurchases                                            (17,042)
Employee stock plans                                                  5,706
Guaranteed ESOP obligation                    2,746                   2,746
Income tax benefits on
  unallocated ESOP dividends                                             64
-----------------------------------------------------------------------------
December 31, 1998                            (2,205)                188,674

Comprehensive income:
  Net income                                                         28,612
  Other comprehensive income                                         (3,844)
                                                                   ---------
  Comprehensive income                                               24,768
Dividends paid                                                      (14,564)
Common stock repurchases                                            (22,351)
Employee stock plans                                                  1,862
Guaranteed ESOP obligation                    2,205                   2,205
Income tax benefits on
  unallocated ESOP dividends                                             20
-----------------------------------------------------------------------------
December 31, 1999                           $    --                $180,614
=============================================================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts included in the notes are stated in thousands except per share data and the tables in Note 13.)

1 SUMMARY OF               GENERAL: The preparation of financial statements
SIGNIFICANT                requires management to make estimates and assumptions
ACCOUNTING POLICIES        that affect the reported amounts of assets and
                           liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           Certain reclassifications have been made to prior year amounts to conform to the current year pre-sentation.

                           CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, an automotive suspension spring company jointly owned with NHK Spring Co., Ltd., of Japan, under the equity method. Other income in the accompanying income statements includes income of $1,714, $2,573 and $1,763 for the years 1999, 1998 and 1997, respectively, from the Company's investment in NASCO. The Company received dividends from NASCO totaling $1,006, $732 and $596 in 1999, 1998 and 1997, respectively.

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

                           INVENTORIES: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 71% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method.

                           PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Depreciation is recorded over estimated useful lives, ranging from twenty to fifty years for buildings and three to seventeen years for machinery and equipment. The straight-line method of depreciation was adopted for all property, plant and equipment placed into service after March 31, 1999. For property, plant and equipment placed into service prior to April 1, 1999, depreciation is provided using accelerated methods. The change in accounting principle was made to reflect improvements in the design and durability of machinery and equipment. Management believes that the straight-line method results in a better matching of revenues and costs, and the new method is prevalent in the industries in which the Company operates. Additionally, in 1999, the Company adopted AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of certain costs incurred in the development of internal-use software. The change to straight-line depreciation and the adoption of the AICPA Statement of Position 98-1 did not have a material impact on the Company's financial position, results of operations or cash flows.

                           GOODWILL: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 is being amortized on a straight-line basis over forty years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. On a periodic basis, the Company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Goodwill resulting from the purchase of the nitrogen gas springs business was $71,482. At December 31, 1999 and 1998, accumulated amortization was $10,536 and $9,391, respectively.

                           FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations, except those in countries with high rates of inflation, are translated at year-end rates of exchange; revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other comprehensive income within stockholders' equity.

                           For operations in countries with high rates of inflation, translation gains and losses are included in net income. These translation effects, along with foreign currency transactions, generated net gains of $752, $240 and $2,095 in 1999, 1998 and 1997, respectively.

                           NET INCOME PER COMMON SHARE: Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of all dilutive securities. Shares held by the Guaranteed Stock Plan are considered outstanding for both basic and diluted earnings per share.

                           There are no adjustments to net income for purposes of computing income available to common shareholders for the years ended December 31, 1999, 1998 and 1997. For purposes of computing diluted earnings per share, the weighted average number of shares outstanding was increased by 224,899 shares, 330,659 shares and 419,433 shares for 1999, 1998 and 1997, respectively, representing the potential dilutive effects of stock-based incentive plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 ACQUISITION OF        On August 30, 1999, the Company purchased substantially
NITROGEN GAS            all of the assets and liabilities of the nitrogen gas
SPRINGS BUSINESS        springs business of the Teledyne Fluid Systems Division
                        of Teledyne Industries, Inc., pursuant to an Asset
                        Purchase and Sale Agreement dated July 27, 1999. The acquisition of the nitrogen gas springs business was recorded using the purchase method of accounting and is included in the Associated Spring business segment. The
                        $92.2 million acquisition cost has been allocated to tangible and intangible assets and liabilities of the nitrogen gas springs business based upon estimates of their respective fair market values. The resulting goodwill will be amortized over 40 years. The funds used to purchase the assets and liabilities were initially borrowed under the Company's $150 million revolving credit agreement. On November 12, 1999, the Company financed a portion of the acquisition through the issuance of $70 million of long-term private placement debt. The debt ranges in maturity from eight to eleven years at an average annual interest rate of 7.75%. The issuance of the long-term debt and use of the Company's long-term revolving credit agreement will result in both higher interest expense and higher debt-to-capitalization ratios in the future.
                        Additionally, the consolidation of the nitrogen gas springs business will reduce the Company's effective tax rate as a result of the associated income being taxed at lower foreign tax rates, as well as the result of certain foreign tax benefits.

                        The following table reflects the operating results of the Company for the years ended December 31, 1999 and 1998 on a pro forma basis, which gives effect to the acquisition of the nitrogen gas springs business at the beginning of each of the years presented. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisition been effective either January 1, 1999 or January 1, 1998, nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company's financing arrangements, certain purchase accounting adjustments and related income tax effects.


                        (Unaudited)                                         1999                 1998
                        --------------------------------------------------------------------------------
                        Net sales                                          $652,486             $698,591
                        Income before income taxes                           43,507               55,088
                        Net income                                           31,673               38,644

                        Per common share:
                               Basic                                       $   1.63             $   1.92
                               Diluted                                         1.61                 1.89
                        ================================================================================

3 INVENTORIES           Inventories at December 31 consisted of:

                                                                                          1999                  1998
                        ----------------------------------------------------------------------------------------------
                        Finished goods                                                   $39,573               $34,784
                        Work-in-process                                                   12,861                15,309
                        Raw materials and supplies                                        13,917                14,311
                        ----------------------------------------------------------------------------------------------
                                                                                         $66,351               $64,404
                        ==============================================================================================

                        Inventories valued by the LIFO method aggregated $47,098 and $48,705 at December 31, 1999 and 1998, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,995 and $14,097 higher at those dates.

4 PROPERTY, PLANT       Property, plant and equipment at December 31 consisted
AND EQUIPMENT           of:

                                                                                            1999           1998
                        -----------------------------------------------------------------------------------------
                        Land                                                              $  3,467       $  3,292
                        Buildings                                                           65,136         64,421
                         Machinery and equipment                                           299,588        283,080
                        -----------------------------------------------------------------------------------------
                                                                                           368,191        350,793
                         Less accumulated depreciation                                     223,086        211,546
                        -----------------------------------------------------------------------------------------
                                                                                          $145,105       $139,247
                        =========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 ACCRUED LIABILITIES      Accrued liabilities at December 31 consisted of:

                                                                                                      1999            1998
                        ---------------------------------------------------------------------------------------------------
                        Payroll and other compensation                                              $12,547         $13,413
                        Postretirement/postemployment benefits                                        8,103          15,001
                        Accrued income taxes                                                          4,583           5,546
                        Other                                                                        21,193          18,974
                        ---------------------------------------------------------------------------------------------------
                                                                                                    $46,426         $52,934
                        ===================================================================================================

6 DEBT AND                 Long-term debt at December 31 consisted of:
COMMITMENTS

                                                                                    1999                           1998
                        -------------------------------------------------------------------------------         -----------
                                                                       Carrying               Fair               Carrying
                                                                        Amount                Value               Amount
                        -------------------------------------------------------------------------------         -----------
                        9.47% Notes                                  $ 12,308               $ 12,644              $18,462
                        7.13% Notes                                    25,000                 24,199               25,000
                        7.66% Notes                                    24,500                 24,500                   --
                        7.80% Notes                                    45,500                 45,500                   --
                        Revolving Credit                               25,692                 25,692                   --
                        Industrial Revenue Bond                         7,000                  7,000                7,000
                        Other                                              --                     --                  538
                        -------------------------------------------------------------------------------         -----------
                                                                     $140,000               $139,535              $51,000
                        ===============================================================================         ===========

The 9.47% Notes are payable in thirteen semiannual payments of $3,077 that began on September 16, 1995, while the 7.13% Notes are payable in four equal annual payments of $6,250, beginning on December 5, 2002. On November 12, 1999, the Company issued $70,000 of privately placed debt securities comprising $24,500 of 7.66% Notes, payable in 2007, and $45,500 of 7.80% Notes, payable in three equal annual payments of $15,167, beginning in 2008. The Notes are not redeemable prior to maturity. Proceeds from the 7.66% and 7.80% Notes, in addition to borrowings under the Company's revolving credit agreement, were used to fund the acquisition of the nitrogen gas springs business. The fair values of these Notes are determined using discounted cash flows based upon the Company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market value.

The Company has a revolving credit agreement with five banks that allows borrowings up to $150,000 under Notes due December 6, 2002. A fee of 0.115% per annum is paid on the unused portion of the commitments. Under this agreement, the Company had $32,500 borrowed at an interest rate of 6.5% at December 31, 1999, of which $25,692 is classified as long-term debt. The Company has available approximately $35,000 in short-term bank credit lines, of which $4,500 was in use at both December 31, 1999 and 1998. The interest rate on these borrowings was 6.8% and 5.6% at December 31, 1999 and 1998, respectively.

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 5.75% and 5.25% at December 31, 1999 and 1998, respectively.

At December 31, 1999, the Company classified $6,154 of its 9.47% Notes due within one year as long-term debt. The Company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

Long-term debt is payable as follows: $44,250 in 2002, $6,250 in 2003, $6,250 in 2004 and $83,250 thereafter.

The Company had outstanding an interest rate swap (swap), a form of derivative, which effectively converted half of its fixed-rate 9.47% Notes to variable-rate debt with interest equal to London Interbank Offered Rate (LIBOR) plus 83 basis points. The effective interest rate on the floating rate portion was 7.0% and 6.1% at December 31, 1999 and 1998, respectively. This swap decreases as the Notes are repaid. The fair value of the swap is determined based upon current market prices and was $251 at December 31, 1999. On September 7, 1999, the Company entered into a three-year, $70 million cross-currency exchange agreement to convert U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate during the three-year period. The fair value of this foreign currency swap was determined using current market prices and was $2,197 at December 31, 1999. The Company does not use derivatives for speculative or trading purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company had outstanding letters of credit totaling $4,066 at December 31, 1999.

Certain of the Company's debt arrangements contain requirements as to maintenance of minimum levels of working capital and net worth, and place certain restrictions on dividend payments and acquisitions of the Company's common stock. Under the most restrictive covenant in any agreement, $28,784 was available for dividends or acquisitions of common stock at December 31, 1999.

Interest paid was $5,505, $4,947 and $5,554 in 1999, 1998 and 1997, respectively. Interest capitalized was $264, $711 and $472 in 1999, 1998 and 1997, respectively, and is being depreciated over the lives of the related fixed assets.



7. INCOME TAXES      The components of income before income taxes and the income tax provision follow:


                                        1999           1998            1997
-----------------------------------------------------------------------------
Income before income taxes:
    U.S.                               $27,585        $42,009         $49,517
    International                       15,113         12,654          14,985
-----------------------------------------------------------------------------
                                       $42,698        $54,663         $64,502
=============================================================================
Income tax provision:
 Current:
    U.S. - federal                      $5,233        $15,256         $16,339
    U.S. - state                           529          3,110           4,050
    International                        4,669          4,339           4,905
-----------------------------------------------------------------------------
                                        10,431         22,705          25,294
-----------------------------------------------------------------------------
 Deferred:
    U.S. - federal                       2,973         (2,214)           (821)
    U.S. - state                         1,109            (94)           (217)
    International                         (427)          (228)           (177)
-----------------------------------------------------------------------------
                                         3,655         (2,536)         (1,215)
-----------------------------------------------------------------------------
                                       $14,086        $20,169         $24,079
=============================================================================

Deferred income tax assets and liabilities at December 31 consist of the tax effects of temporary differences related to the following:

                                                                 Assets                            Liabilities
----------------------------------------------------------------------------------------------------------------------
                                                          1999              1998              1999              1998
----------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts                        $    921          $    829            $   --            $   --
Depreciation and amortization                            (6,293)           (6,513)            3,727             2,527
Inventory valuation                                       6,400             5,039               613               468
Postretirement/postemployment costs                      25,852            26,771              (333)             (306)
Foreign tax loss carryforwards                            9,923             9,517                --                --
Other                                                     4,020             8,718             3,634             1,390
----------------------------------------------------------------------------------------------------------------------
                                                         40,823            44,361             7,641             4,079
Valuation allowance                                      (7,628)           (7,565)               --                --
----------------------------------------------------------------------------------------------------------------------
                                                        $33,195           $36,796            $7,641            $4,079
======================================================================================================================

Current deferred income taxes                           $ 9,398           $11,660            $  594            $  455
Noncurrent deferred income taxes                         23,797            25,136             7,047             3,624
----------------------------------------------------------------------------------------------------------------------
                                                        $33,195           $36,796            $7,641            $4,079
======================================================================================================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has not recognized deferred income taxes on $106,562 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                             1999         1998         1997
---------------------------------------------------------------------------
U.S. federal statutory income tax rate       35.0%        35.0%        35.0%
State taxes (net of federal benefit)          2.5          3.6          3.9
Foreign losses without tax benefit            1.2          1.0          0.6
Foreign tax rates                            (3.7)        (1.6)        (1.5)
NASCO equity income                          (0.9)        (1.0)        (0.6)
Foreign sales corporation                    (0.8)        (0.4)          --
Other                                        (0.3)         0.3         (0.1)
----------------------------------------------------------------------------
Consolidated effective income tax rate       33.0%        36.9%        37.3%
============================================================================

Income taxes paid, net of refunds, were $15,781, $18,473 and $25,337 in 1999, 1998 and 1997, respectively.

8 COMMON STOCK             In 1999, 1998 and 1997, 105,189 shares, 270,854
                           shares and 566,077 shares, respectively, of common stock were issued from treasury for the exercise of stock options, purchases by the Employee Stock
                           Purchase Plan and various other incentive awards. In
                           1999, 1998 and 1997, the Company acquired 1,090,014
                           shares, 598,160 shares and 395,179 shares, respectively, of the Company's common stock at a cost of $22,351, $17,042 and $10,673, respectively. These acquired shares were placed in treasury.

                           On April 2, 1997, the stockholders approved an amendment to the Company's restated certificate of incorporation providing for an increase in the number of authorized common shares from 20 million to 60 million and a reduction in the par value of common and preferred stock from $1.00 to $0.01 per share. This enabled the Company to effect a three-for-one stock split for stockholders of record on April 3, 1997. All references to shares and per share amounts in the consolidated financial statements and accompanying notes have been adjusted retroactively for the three-for-one stock split. Stockholders' equity at December 31, 1999, 1998 and 1997, reflects the effect of the stock split and change in par value per share. These changes reduced the common stock account by $15,517 and increased the additional paid-in capital account by a like amount in 1997.


                           In December 1996, the Company adopted a new shareholder rights plan. Under the new plan, each share of common stock contains one right (Right) which entitles the holder to purchase one one-hun-dredth of a share of Series A Junior Participating Preferred Stock, for two hundred dollars. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The new Rights are generally redeemable at $0.01 per Right at any time until ten days following a public announcement that a 35% or greater position in the Company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

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

9 PREFERRED STOCK          At December 31, 1999 and 1998, the Company had
                           3,000,000 shares of preferred stock authorized, none of which were outstanding. As discussed in Note 8, the par value of preferred stock was reduced from $1.00 to $0.01 per share in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 STOCK PLANS

                           All U.S. salaried and non-union hourly employees are eligible to participate in the Company's Guaranteed Stock Plan (GSP). The GSP provides for the investment of employer and employee contributions in the Company's common stock. The Company guarantees a minimum rate of return on certain GSP assets. At December 31, 1999, the Company's guarantee on these assets was $2,321. This amount will only become a liability for the Company if, and to the extent, the value of the related Company stock does not cover the guaranteed asset value on the day an employee withdraws from the plan.

                           The GSP was a leveraged ESOP until mid-1999. In 1989, the GSP purchased 1,737,930 shares of the Company's common stock at a cost of $21,000 using the proceeds of a loan guaranteed by the Company. These shares were held in trust and were issued to employees' accounts in the GSP as the loan was repaid. The loan interest was based on LIBOR and generated interest costs of $32, $212 and $387 in 1999, 1998 and 1997, respectively. Contributions and certain dividends received were used in part by the GSP to service its debt. Contributions included both employee and Company contributions.

                           The Company contributions were equal to the amount required by the GSP to pay the principal and interest due under the GSP loan plus that required to purchase any additional shares required to be allocated to employee accounts, less the sum of employee contributions and dividends received by the GSP. Effective July 2, 1999, the GSP is no longer leveraged. The Company now contributes 50% of employee contributions up to 6% of eligible compensation plus any guarantee payments. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The GSP used $1,012, $1,899 and $1,781 of Company dividends for debt service in 1999, 1998 and 1997, respectively. The Company expenses all cash contributions made to the GSP. The Company recognized expense of $1,115 in 1999 and income of $403 and $498 in 1998 and 1997, respectively. As of December 31, 1999, the GSP held 3,060,386 shares of the Company's common stock. For financial statement purposes, the Company reflected its guarantee of the GSP's debt as a liability with a like amount reflected as a reduction of stockholders' equity.

                           The Company has an Employee Stock Purchase Plan
                           (ESPP) under which eligible employees may elect to have up to 10% of base compensation deducted from payroll for the purchase of the Company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 62,868, 45,599 and 46,600 in 1999, 1998 and 1997, respectively. As of December 31, 1999, 457,011 additional shares may be purchased.

                           The 1991 Barnes Group Stock Incentive Plan (1991
                           Plan) authorizes the granting of incentives to executive officers, directors and key employees in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. A predecessor plan that provided for similar incentives expired in 1991. Options granted under that plan continue to be exercisable, and any options which terminate without being exercised become available for grant under the 1991 Plan. A maximum of 2,384,826 common shares are subject to issuance under this plan after December 31, 1999. Compensation cost related to these plans was $610, $1,596 and $1,150 in 1999, 1998 and 1997, respectively. The Company recorded, in additional paid-in capital, tax benefits related to stock options of $40, $1,573 and $2,404 in 1999, 1998 and 1997, respectively.

                           In 1998, 60,000 Incentive Stock Rights and 75,000 stock options were granted outside of the 1991 Plan. The options are included in the tables below.

                           Data relating to options granted under these plans follow:

                                                  1999                           1998                         1997
---------------------------------------------------------------------------------------------------------------------------
                                                        Average                        Average                      Average
                                          Number        Exercise         Number       Exercise         Number      Exercise
                                         Of Shares       Price         of Shares        Price        of Shares       Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1                   1,238,587       $22.39          979,444       $16.13        1,088,991       $10.98
Granted                                    827,820       $19.20          566,770       $29.13          441,190       $22.96
Exercised                                   24,727       $18.96          224,332       $11.02          505,113       $10.79
Canceled                                   232,905       $24.57           83,295       $25.24           45,624       $18.44
---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31                 1,808,775       $20.70        1,238,587       $22.39          979,444       $16.13
===========================================================================================================================
Exercisable, December 31                   696,965       $18.91          574,966       $16.94          478,680       $10.77
===========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 1999:


                    OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
----------------------------------------------------------------------   ------------------------------
                                       AVERAGE              AVERAGE                            AVERAGE
RANGE OF                 NUMBER        REMAINING           EXERCISE           NUMBER           EXERCISE
EXERCISE PRICES          OF SHARES     LIFE (YEARS)          PRICE          OF SHARES          PRICE
----------------------------------------------------------------------   ------------------------------
 $ 7  to  $14            365,979           4.5               $11.50           335,979          $11.24
 $15  to  $20            652,266           9.2               $19.04             2,700          $19.44
 $21  to  $23            313,840           7.7               $22.28           161,885          $22.32
 $24  to  $32            476,690           8.3               $28.99           196,401          $29.21
======================================================================   ==============================

As of December 31, 1999 and 1998, there were 412,024 shares and 928,050 shares, respectively, available for future grant under the 1991 Plan and its predecessor plan.

Incentive Stock Rights entitle the holder to receive, without payment, incentive stock units (units), each of which is equivalent to one share of the Company's common stock, after the lapse of the incentive period. Certain units are also subject to the satisfaction of established performance goals. Additionally, holders are credited with dividend equivalents, which are converted into additional units. All units granted have up to a five-year incentive period. In 1999, 5,000 units were granted; 8,612 units were credited to holders for dividend equivalents; 16,144 units, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 92,501 units were forfeited. Additionally, 125,199 units, which include dividend equivalents, were terminated in 1998 in conjunction with the accelerated retirement agreement for the Company's retired president. As of December 31, 1999, there were 299,027 units outstanding.

Under the Non-Employee Director Deferred Stock Plan, each non-employee director is awarded 6,000 shares of the Company's common stock upon retirement. There were no shares issued under this plan in 1999 and 1998, while 12,000 shares were issued in 1997. Additionally, 6,000 shares were canceled as of December 31, 1999. There are 48,000 shares reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 2,889,837 at December 31, 1999.

The Company applies APB Opinion 25 to account for stock-based compensation. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                     1999           1998           1997
------------------------------------------------------------------------
Net income:
  As reported                      $28,612        $34,494        $40,423
  Pro forma                         27,053         33,543         39,898

Basic earnings per share:
  As reported                      $  1.47        $  1.72        $  2.00
  Pro forma                           1.39           1.67           1.97

Diluted earnings per share:
  As reported                      $  1.46        $  1.69        $  1.96
  Pro forma                           1.38           1.64           1.93
========================================================================

The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                          1999           1998             1997
--------------------------------------------------------------------------------
Risk-free interest rate                   5.35%           5.35%           6.17%
Expected life                            6 years         6 years         6 years
Expected volatility                        30%             20%             20%
Expected dividend yield                   3.54%           3.75%           4.00%
================================================================================

The weighted-average grant date fair values of options granted during 1999, 1998 and 1997 were $5.07, $5.63 and $4.97, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 PENSION AND OTHER       Defined benefit pension plans cover a majority of the
POSTRETIREMENT             Company's worldwide employees at Associated Spring,
BENEFITS                   Bowman Distribution and its Executive Office. Plan
                           benefits for salaried and non-union hourly employees are based on years of service and average salary.
                           Plans covering union hourly employees provide benefits based on years of service. The Company funds
                           U.S. pension costs in accordance with the Employee
                           Retirement Income Security Act of 1974 (ERISA), as amended. Plan assets consist primarily of common stocks and fixed income investments, including
                           384,048 shares of Company stock. Additionally, the Company has a defined contribution plan covering employees of Barnes Aerospace and field sales employees of Bowman Distribution's U.S. operation.
                           Company contributions under this plan are based primarily on the performance of the business units and employee compensation. Contribution expense under this plan was $1,292, $2,029 and $2,593 in 1999, 1998 and 1997, respectively.

                           The Company provides certain other medical, dental and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company's practice to fund these benefits as incurred.

                           A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:


                                                               Pensions              Other Postretirement Benefits
                                                         --------------------        -----------------------------
                                                         1999            1998             1999            1998
                                                         ----            ----             ----            ----
Benefit obligations, January 1                          $252,036        $233,952         $63,957         $59,983
Service cost                                               6,218           5,645             629             521
Interest cost                                             16,944          16,908           4,445           4,359
Amendments                                                  (484)          2,889             746              --
Actuarial (gain) loss                                    (28,231)          7,925          (3,953)          4,720
Benefits paid from plan assets                           (15,316)        (15,283)         (5,503)         (5,626)
                                                        --------        --------         -------         -------
Benefit obligations, December 31                        $231,167        $252,036         $60,321         $63,957
                                                        ========        ========         =======         =======

Benefit obligations related to plans
  with benefit obligations in excess of assets          $  8,868        $  9,881         $60,321         $63,957
                                                        ========        ========         =======         =======

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

                                                                 Pensions
                                                          ----------------------
                                                          1999              1998
                                                          ----              ----
Fair value of plan assets, January 1                     $318,358         $299,632
Actual return on plan assets                               40,742           34,150
Company contributions                                         391              379
Benefits paid                                             (15,316)         (15,283)
Translation gains (losses)                                    272             (520)
                                                         --------         --------
Fair value of plan assets, December 31                   $344,447         $318,358
                                                         ========         ========

Assets related to plans with benefit
  obligations in excess of plan assets                   $     --         $    487
                                                         ========        =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

                                                    Pensions              Other Postretirement Benefits
                                               -------------------        -----------------------------
                                               1999           1998            1999             1998
                                               ----           ----            ----             ----
Funded status                               $113,280      $ 66,321          $(60,321)       $(63,957)
Adjustments for unrecognized:
       Net (gains) losses                   (107,041)      (60,445)              491           4,536
       Prior service costs (benefits)          6,332         5,583            (4,852)         (6,953)
       Net asset at transition                (2,425)       (4,055)               --              --
                                            --------      --------          --------        --------
Prepaid (accrued) benefit cost              $ 10,146      $  7,404          $(64,682)       $(66,374)
                                            ========      ========          ========        ========

Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:


                                                                   Pensions                        Other Postretirement Benefits
                                                       --------------------------------          --------------------------------
                                                       1999          1998          1997          1999          1998          1997
                                                       ----          ----          ----          ----          ----          ----
Weighted average discount rate                         8.00%         7.00%         7.50%         8.00%         7.00%         7.50%
Long-term rate of return on plan assets                9.75%         9.25%         9.00%          --            --            --
Increase in compensation                               4.75%         4.75%         5.25%         4.75%         4.75%         5.00%
                                                       ====          ====          ====          ====          ====          ====

Pension and other postretirement benefit expenses consisted of the following:

                                                          Pensions                              Other Postretirement Benefits
                                              -----------------------------------           -------------------------------------
                                               1999            1998            1997            1999            1998            1997
                                               ----            ----            ----            ----            ----            ----
Service cost                                $ 6,218         $ 5,645        $  5,384          $  629         $   521          $  506
Interest cost                                16,944          16,908          16,668           4,445           4,359           4,320
Return on plan assets (expected)            (24,441)        (22,264)        (20,965)             --              --              --
Amortization of transition assets            (1,643)         (1,643)         (1,660)             --              --              --
Recognized (gains) losses                      (753)          2,898            (531)             45              --              --
Prior service cost                            1,048             861             872          (1,355)         (1,422)         (1,422)
                                            -------         -------        --------          ------         -------          ------
Benefit (credit) cost                       $(2,627)        $ 2,405        $   (232)         $3,764         $ 3,458          $3,404
                                            =======         =======        ========          ======         =======          ======

The Company's accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (that is, healthcare cost trend rate) is assumed to be 6.0% for 1999, reducing to 5.0% by the year 2001. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated benefit obligations by approximately $2,188 at December 31, 1999, and would have increased the 1999 aggregate of the service and interest cost components of postretirement benefit expense by approximately $167. A one percentage point decrease in the assumed healthcare cost trend rate would decrease the accumulated benefit obligations by approximately $2,122 at December 31, 1999, and would have decreased the 1999 aggregate of the service and interest cost components of postretirement benefit expense by approximately $125.


12 LEASES         The Company has various noncancellable operating leases for buildings, office space and equipment. Capital leases were not significant. Rent expense was $7,712, $7,133 and $7,178 for 1999, 1998 and 1997, respectively. Minimum rental commitments under noncancellable leases in years 2000 through 2004 are $6,097, $5,802, $4,678, $3,660, $3,063 and $7,246 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 INFORMATION ON
BUSINESS SEGMENTS


                           The Company's reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments:

                           ASSOCIATED SPRING manufactures custom-made mechanical and nitrogen gas springs, manifold systems and other close-tolerance engineered metal components, principally for the transportation, electronics and industrial markets. Associated Spring's custom metal parts are sold in the United States and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico and Singapore. The automotive and automotive parts industries constitute Associated Spring's largest markets.

                           BOWMAN DISTRIBUTION distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components principally manufactured by Associated Spring. Bowman Distribution's operations and markets are located primarily in the United States. Other important locations include Canada and Europe.

                           BARNES AEROSPACE supplies precision machined and fabricated components and assemblies for the aerospace industry. Additionally, it refurbishes jet engine components for many of the world's commercial airlines and the military. Barnes Aerospace's operations are primarily in the United States, with additional locations in Europe and Singapore. Its markets are located in the United States, Europe and Asia.

                           The Company evaluates the performance of its reportable segments based on operating profit of the respective businesses. In 1999, segment operating profit was modified to follow the accounting policies described in Note 1. The equity income from the Company's investment in the NASCO joint venture is incorporated into the segment results of Associated Spring. The Company evaluates the performance of its reportable segments based on the operating profit of the respective businesses, which includes net sales, cost of sales, selling and administrative expenses and certain components of other income and other expenses, as well as the allocation of corporate overhead expenses. Sales between the business segments and between the geographic areas are accounted for on the same basis as sales to unaffiliated customers. Additionally, revenues are attributed to countries based on location of manufacturing or distribution facilities.

                           The following tables set forth information about the Company's operations by its three reportable business segments and by geographic area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OPERATIONS BY            (Dollars in millions)         Associated        Bowman           Barnes
BUSINESS SEGMENT         Revenues                        Spring       Distribution       Aerospace        Other             Total
===================================================================================================================================
                        1999                             $282.6           $230.4          $121.3           $(11.9)           $622.4
                        1998                              262.1            246.9           154.6            (12.4)            651.2
                        1997                              259.0            258.8           136.6            (11.7)            642.7

                        Operating profit
===================================================================================================================================
                        1999                             $ 33.5           $  9.9          $  5.3           $   --            $ 48.7
                        1998                               23.2             35.0            12.8            (12.9)             58.1
                        1997                               24.5             32.6             9.9               --              67.0

                        Assets
===================================================================================================================================
                        1999                             $260.6           $ 94.8          $ 79.7           $ 81.2            $516.3
                        1998                              160.1             86.7            92.3             79.8             418.9
                        1997                              152.8             89.1            95.1             71.0             408.0

                        Depreciation & amortization
===================================================================================================================================
                        1999                             $ 16.5           $  6.0          $  7.8           $  0.3            $ 30.6
                        1998                               15.3              5.4             7.5              0.2              28.4
                        1997                               14.3              5.1             8.5              0.2              28.1

                        Capital expenditures
===================================================================================================================================
                        1999                             $  9.8           $  9.4          $  7.1           $  0.9            $ 27.2
                        1998                               18.3              7.5             8.3              0.5              34.6
                        1997                               18.3              7.0             7.9              0.2              33.4


                  NOTES:

                  In 1999, sales from any one customer did not exceed 10% of the Company's total revenues. In 1998, one customer accounted for 11.8% of the Company's total revenues.

                  "Other" revenues represent intersegment sales, of which the majority are sales by Associated Spring to Bowman Distribution.

                  The operating profit of Associated Spring includes income from its equity investment in NASCO of $1.7 million, $2.6 million and $1.8 million in 1999, 1998 and 1997, respectively.

                  "Other" operating profit in 1998 includes the $12.9 million charge related to the accelerated retirement package for the Company's retired president.

                  The assets of Associated Spring include the NASCO investment of $9.5 million, $9.2 million and $7.8 million in 1999, 1998 and 1997, respectively.

                  "Other" assets include corporate controlled assets, the majority of which are cash and deferred tax assets.


                  A reconciliation of the total reportable segments' operating profit to income before income taxes follows:

                                          1999          1998           1997
------------------------------------------------------------------------------
Operating profit                          $48.7         $58.1         $67.0
Interest income                             1.0           1.4           1.2
Interest expense                           (6.1)         (4.1)         (4.9)
Other income (expense)                     (0.9)         (0.7)          1.2
------------------------------------------------------------------------------
Income before income taxes                $42.7         $54.7         $64.5
==============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OPERATIONS BY
GEOGRAPHIC AREA

       (Dollars in millions)                                          Inter-
       Revenues                    Domestic       International     Geographical       Total
       =====================================================================================
       1999                          $488.2           $147.0          $(12.8)         $622.4
       1998                           526.8            138.3           (13.9)          651.2
       1997                           515.0            139.5           (11.8)          642.7
       =====================================================================================

       Long-lived assets
       =====================================================================================
       1999                          $164.5           $109.1          $  --           $273.6
       1998                           144.6             41.9             --            186.5
       1997                           137.7             43.2             --            180.9
       =====================================================================================

NOTES:

International sales derived from any one country did not exceed 10% of total revenues.

Intergeographical sales are equally distributed between domestic and international.

REPORT OF           TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INDEPENDENT         BARNES GROUP INC.
ACCOUNTANTS
                    In our opinion, the accompanying consolidated balance sheets
[PRICEWATERHOUSE-   and the related consolidated statements of income,
COOPERS LOGO]       stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barnes Group
                    Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                    /s/ PricewaterhouseCoopers LLP

                    Hartford, Connecticut
                    February 8, 2000

QUARTERLY DATA (UNAUDITED)

                                                      First          Second          Third           Fourth           Full
(Dollars in millions, except per share data)         Quarter        Quarter         Quarter         Quarter           Year
================================================================================================================================
1999
Net sales                                           $162.2          $156.3          $154.0          $149.9          $622.4
Gross profit(1)                                       52.7            49.0            50.4            45.3           197.4
Operating income                                      14.8            12.5            13.4             4.6            45.3
Net income                                            10.0             8.2             8.9             1.5            28.6


Per common share:

Net income:
  Basic                                                0.50            0.42            0.46            0.08            1.47
  Diluted                                              0.50            0.41            0.45            0.08            1.46
Dividends                                              0.18            0.19            0.19            0.19            0.75
Market prices (high-low)                          $30.00-15.88    $25.50-18.56    $23.69-18.31    $22.75-15.25    $30.00-15.25
================================================================================================================================
1998
Net sales                                           $168.8          $169.2          $158.3          $154.9          $651.2
Gross profit(1)                                       57.5            57.0            50.8            50.0           215.3
Operating income(2)                                   19.3             6.9            16.9            12.1            55.2
Net income(2)                                         11.9             4.6            10.7             7.3            34.5


Per common share:

Net income:
  Basic(2)                                             0.59            0.23            0.53            0.37            1.72
  Diluted(2)                                           0.58            0.23            0.52            0.36            1.69
Dividends                                              0.167           0.167           0.180           0.180           0.694
Market prices (high-low)                          $33.44-21.25     $34.00-26.50    $30.63-23.63    $31.88-24.56     $34.00-21.25
================================================================================================================================


(1)      Sales less cost of sales.

(2) Includes the $12.9 million pretax, $7.7 million after-tax charge ($0.38 per share) against income related to the accelerated retirement package for the retired president of the Company, recorded in the second quarter.

SELECTED FINANCIAL DATA

                                                                 1999           1998(3)        1997           1996           1995
                                                            =====================================================================
PER COMMON SHARE(1)(2)
Net Income
  Basic                                                      $   1.47       $   1.72      $    2.00       $   1.63      $    1.40
  Diluted                                                        1.46           1.69           1.96           1.61           1.38
Dividends paid                                                   0.75           0.69           0.65           0.60           0.53
Stockholders' equity (at year-end)                               9.58           9.51           8.97           7.86           6.55
Stock price (at year-end)                                       16.31          29.25          22.75          20.00          12.00
                                                            =====================================================================
FOR THE YEAR (in thousands)
Net sales                                                    $622,356       $651,183       $642,660       $594,989       $592,509
Operating income                                               45,250         55,221         65,766         55,316         48,804
  As a percent of sales                                           7.3%           8.5%          10.2%           9.3%           8.2%
Income before income taxes                                   $ 42,698       $ 54,663       $ 64,502       $ 52,310       $ 45,450
Income taxes                                                   14,086         20,169         24,079         19,742         17,966
Net income                                                     28,612         34,494         40,423         32,568         27,484
  As a percent of average stockholders' equity                   15.4%          18.4%          23.4%          22.8%          22.6%
Depreciation and amortization                                $ 30,602       $ 28,431       $ 28,123       $ 26,626       $ 26,750
Capital expenditures                                           27,222         34,571         33,398         33,892         35,820
Average common shares outstanding -- basic                     19,418         20,096         20,237         19,924         19,640
                                                            =====================================================================

YEAR-END FINANCIAL POSITION (in thousands)
Working capital                                              $103,165       $106,884       $113,092       $109,476       $ 95,280
Current ratio                                                1.9 to 1       2.1 to 1       2.3 to 1       2.4 to 1       2.2 to 1
Property, plant and equipment                                $145,105       $139,247       $133,830       $131,071       $122,870
Total assets                                                  516,282        418,904        407,978        389,956        361,549
Long-term debt                                                140,000         51,000         60,000         70,000         70,000
Guaranteed ESOP obligation -- long-term portion                  --             --            2,205          4,951          7,491
Stockholders' equity                                          180,614        188,674        180,859        157,164        128,841
Debt as a percent of total capitalization(4)                     45.7%          24.1%          27.1%          33.5%          38.4%

                                                            =====================================================================
YEAR-END STATISTICS

Employees                                                       4,020          3,847          3,872          3,761          3,880
                                                            =====================================================================


(1) All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

(2) All per share data have been adjusted for the three-for-one stock split effective April 1997.

(3) Includes the $12.9 million pretax, $7.7 million after-tax charge ($0.38 per share) against income related to the accelerated retirement package for the retired president of the Company.

(4) Debt includes all interest-bearing debt including the guaranteed ESOP obligation, and total capitalization includes interest-bearing debt and stockholders' equity.


26