Form 10-K, Exhibit 13
period 2000-12-31
BARNES GROUP INC
filed 2001-03-23
CIK 9984

                                                                      Exhibit 13

                                              Management's Discussion & Analysis
--------------------------------------------------------------------------------

Our Business

Barnes Group is a diversified international manufacturer of precision metal parts and distributor of industrial supplies. The Company is comprised of three business segments. The Associated Spring segment is a manufacturer of precision mechanical and nitrogen gas springs for the electronics, telecommunications and transportation markets. The Barnes Aerospace segment supplies precision machined and fabricated components and assemblies for commercial and military aircraft, as well as engine component overhaul and repair services in support of the global airline industry. The Barnes Distribution segment, formerly known as Bowman Distribution, is a distributor of maintenance, repair, and operating
(MRO) supplies and a provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. It also distributes close-tolerance engineered metal components manufactured principally by Associated Spring. Through these three businesses, Barnes Group helps its customers enhance their competitiveness and responsiveness by realizing the benefits of its manufacturing and logistics management capabilities.

Acquisitions

During the past two years, the Company acquired a number of businesses, which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for a total acquisition cost of $92.2 million. This operation is a major supplier of nitrogen gas springs and manifold systems for the metal forming industries. The nitrogen gas spring business is included in the Associated Spring segment. This strategic acquisition provides Associated Spring with new spring technologies and allows it to continue to develop and expand products, markets, and services.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for a total acquisition cost of $63.3 million. Curtis, a distributor of MRO supplies and high quality security products, was combined with Bowman Distribution to form the Barnes Distribution segment. This business combination provides a broader product offering, enhanced service capabilities, increased sales penetration and cost savings opportunities.

In September 2000, the Company purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. (Kratz-Wilde/Apex) for a total acquisition cost of $41.6 million. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This acquisition augments Barnes Aerospace by extending product depth and customer penetration.

The funds used to purchase the businesses were borrowed initially under the Company's revolving credit agreement. The Company refinanced a portion of these borrowings through the issuance of $70 million of long-term private placement debt in November 1999 and the issuance of $60 million of long-term private placement debt in November 2000.

Results of Operations

For the year 2000, Barnes Group reported record net sales of $740 million, an increase of $118 million, or 19%, over net sales of $622 million in 1999. The increase in net sales reflects acquisitions and internal growth in each of the three businesses. Geographically, foreign sales increased 27% year-over-year, while U.S. sales increased 19% year-over-year. The newly acquired businesses provided incremental sales of $101 million: $32 million to Associated Spring, $13 million to Barnes Aerospace, and $56 million to Barnes Distribution. In 1999, Barnes Group net sales were down $29 million from 1998 levels, primarily as a result of reductions at Barnes Distribution and Barnes Aerospace.

Operating income in 2000 increased 37%, to $62.9 million, compared with $46.1 million in 1999. The increase was driven by double-digit sales and profit growth in each of the three businesses. Lower pension expense, which primarily reflects solid investment performance on plan assets, contributed $4.9 million of incremental operating income over the comparable 1999 period. Operating income in 1999 declined $9.2 million from 1998 due to reduced profits at Barnes Distribution and Barnes Aerospace, partially offset by strong results at Associated Spring and a $12.9 million expense in 1998 for the accelerated retirement package for the Company's former president.

Management's Discussion & Analysis
--------------------------------------------------------------------------------

Operating margin in 2000 improved to 8.5%, compared with 7.4% in 1999. The year-over-year operating margin increase reflects an improvement in gross profit to 34.0% of sales in 2000, compared with 31.7% in 1999. The improvement in gross margin reflects higher manufacturing productivity at both Associated Spring and Barnes Aerospace as well as a shift in the overall sales mix toward the higher gross margin Barnes Distribution business. This was offset in part by higher selling and administrative expenses. Selling and administrative expenses increased $37.1 million in 2000 over 1999, of which $33.6 million is attributable to the newly acquired businesses. Also reflected in selling and administrative expenses is the additional investment made in sales and marketing functions throughout the Company. Included in operating income in 2000 is a gain of $2.2 million related to the sale of a corporate asset and $1.7 million of one-time integration costs related to the Curtis acquisition. The decline in operating margin in 1999, compared with 1998, reflected the impact of higher administrative costs associated with a system implementation at Barnes Distribution, coupled with a higher investment in sales resources throughout the Company.

Segment Review - Sales and Operating Profit

Associated Spring sales for 2000 were $327 million, up $45 million from 1999. Sales in 1998 were $262 million. The 2000 sales increase included both domestic and foreign sales growth. In 2000, sales at Associated Spring's U.S. operations increased, reflecting continued penetration of the electronics and transportation markets and the strength of the domestic economy. Associated Spring's international sales increased significantly in the Pacific Rim as well as in Brazil. Additionally, the full year impact in 2000 of the August 1999 acquisition of the nitrogen gas spring business contributed to sales increases both domestically and internationally. Associated Spring's 1999 sales increased over 1998 on the strength of its U.S. operations and the addition of the nitrogen gas spring business.

Associated Spring reported operating profit of $44.0 million in 2000, compared with $33.5 million in 1999 and $23.2 million in 1998. The significant improvement in 2000 over 1999 reflects a full year of ownership of the nitrogen gas spring business, increased sales to new sectors, higher manufacturing productivity and lower operating expenses.

Barnes Aerospace sales were $135 million in 2000, up 11% compared with $121 million in 1999. Sales in 1998 were $155 million. Barnes Aerospace continued to penetrate new markets and customers, primarily in the original equipment manufacturing businesses. Total orders for the year were $171 million, up 118% from $79 million in 1999. Order backlog rose to a record $145 million at December 31, 2000, compared with $80 million last year. Sales were down in the overhaul and repair unit, driven by overall weakness in that market. The acquisition of Kratz-Wilde/Apex added $13 million in sales in 2000. In 1999, the original equipment manufacturing business as well as the overhaul and repair business were impacted by a slowdown in the aerospace markets, which in turn resulted in an industry-wide decline in new orders and the cancellation or rescheduling of existing orders.

Barnes Aerospace operating profit was $8.0 million in 2000, as compared with $5.3 million in 1999 and $12.8 million in 1998. The increase in 2000 profit and margin reflects higher sales volume and benefits from lean manufacturing initiatives. The decrease in profits for 1999, compared with 1998, was a direct result of lower sales volume.

Barnes Distribution sales for 2000 were $291 million, compared with $230 million in 1999 and $247 million in 1998. Geographically, Barnes Distribution achieved double-digit growth both in U.S. and foreign sales. The acquisition of Curtis in May 2000 contributed $56 million in sales. The remaining increase reflects higher sales in the North American business. This increase reflects significant improvement in a distribution management system that had negatively impacted customer service and sales in 1999. Customer service has been restored to levels that now meet customer expectations, which is positively impacting sales volume. In 1999, Barnes Distribution's sales were down nearly 7%, due in large part to complications encountered in the distribution system implementation.

Barnes Distribution operating profit in 2000 was $12.9 million, compared with $9.9 million in 1999 and $35.0 million in 1998. The increase in profits reflects increased sales volume, offset in part by one-time integration costs of $1.7 million related to the acquisition of Curtis. The sharp decline in profits in 1999 was attributable to the sales volume decline, as well as to significantly higher warehousing and administrative costs incurred in its North American business to address operational issues caused by the new distribution system implementation. Management continues to address the higher administrative costs

                                              Management's Discussion & Analysis
--------------------------------------------------------------------------------

and warehouse inefficiencies created by the system implementation and expects that greater efficiencies will help drive considerable improvement in profitability in 2001.

Non-Operating Income/Expense

Other income totaled $4.8 million in 2000, compared with $4.4 million in 1999 and $4.6 million in 1998. The increase over 1999 reflects higher interest income and net foreign exchange transaction gains. The decrease in other income in 1999, compared with 1998, was due to lower equity income from the Company's NASCO joint venture, offset in part by higher net foreign exchange transaction gains. Interest expense and other expenses increased as a result of the 1999 and 2000 acquisitions. In each year, interest expense increased as a result of additional borrowings used to fund acquisitions, and other expenses increased with the additional goodwill amortization associated with the acquisitions.

Income Taxes

The Company's effective tax rate was 26.6% in 2000, compared with 33.0% in 1999 and 36.9% in 1998. The lower rate in 2000 was due to a higher percentage of foreign income, with tax rates lower than the U.S. statutory tax rate.

Net Income and Net Income Per Share

Consolidated net income was $35.7 million in 2000, $28.6 million in 1999, and $34.5 million in 1998. Basic earnings per share was $1.92 for 2000, compared with $1.47 in 1999 and $1.72 in 1998. Diluted earnings per share was $1.90 for 2000, as compared with $1.46 in 1999 and $1.69 in 1998. The 1998 earnings included an after-tax charge of $7.7 million, or $0.38 per share, related to the accelerated retirement package for the Company's former president.

Inflation

Management believes that during the 1998-2000 period inflation did not have a material impact on the Company's historical financial statements.

Liquidity and Capital Resources

The Company's ability to generate cash from operations in excess of its internal operating needs is one of its financial strengths. Management continues to focus on cash flow and anticipates that operating activities in 2001, combined with aggressive asset management, will provide sufficient cash to take advantage of opportunities for internal business expansion and to meet the Company's current financial commitments.

Management assesses the Company's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, dividends, capital stock transactions, effective utilization of surplus cash positions overseas, and adequate bank lines of credit.

Operating activities are the principal source of cash flow for the Company, generating $51.9 million in 2000, down from $62.8 million in 1999 and $76.0 million in 1998. In 2000, improved operating results contributed significantly to operating cash flow, but this increase was more than offset by higher investments in working capital and other non-cash income. This contrasts with both 1999 and 1998, when an overall reduction in working capital contributed to operating cash flow. Management continues to stress the need for efficient asset utilization, in particular working capital, as a necessary ingredient of internal cash generation. Management expects that its efforts will result in working capital contributing to operating cash flow in 2001. During the past three years, operating activities provided over $190 million in cash, which the Company used, in part, to pay dividends to stockholders, repurchase Company stock, and fund significant investments in new plants and equipment.

Investing activities used cash of $134.5 million in 2000, compared with $117.0 million in 1999 and $35.3 million in 1998. The increase in cash used in 2000 is attributable to the purchase of Curtis and Kratz-Wilde/Apex. The increase in cash used in 1999 compared with 1998 is attributed to the purchase of the nitrogen gas spring business. The Company's capital spending program focuses on business growth and improvements in productivity and quality. In 2000, capital spending approximated 1999 levels. The reduced spending level in both 2000 and 1999 follows five years of heavy investment by all three business segments. The Company expects capital spending in 2001 to approximate 2000 levels, barring any major economic downturn.

Management's Discussion & Analysis
--------------------------------------------------------------------------------

In 2000, the Company's financing activities generated cash of $64.8 million, compared with $58.8 million in 1999 and a cash usage of $31.9 million in 1998. Cash was generated primarily through the issuance of long-term debt, net of repayments, of $90 million and $89 million in 2000 and 1999, respectively, to fund business acquisitions. The increase in cash from borrowings was partially offset by funds used to repurchase Company stock. Additionally, cash dividends increased in 2000, for the seventh consecutive year, to $0.79 per share. As a result, total cash used to pay 2000 dividends to stockholders was $14.7 million.

The Company has utilized and will continue to use cash from non-U.S. subsidiaries to fund international cash requirements, including acquisitions when it is cost effective. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund business needs outside the U.S.

In November 1999, the Company financed a portion of the nitrogen gas spring business acquisition through the issuance of $70 million of private placement Senior Notes. The Notes, placed with seven insurance companies, range in maturity from eight to eleven years and bear an average annual interest rate of 7.75%. The balance of the acquisition purchase price was financed through borrowings under the Company's revolving credit agreement.

In November 2000, the Company financed a portion of the Curtis and Kratz-Wilde/Apex business acquisitions through issuance of $60 million of privately placed Senior Notes with three insurance companies. The Notes have an effective interest rate of 9.34%. These Notes are payable in three equal annual installments beginning in 2006. Proceeds from the Notes were used to repay borrowings under the Company's revolving credit agreement. The additional borrowings will result in higher interest expense in 2001.

To supplement internal cash generation, the Company maintains substantial bank borrowing facilities. At December 31, 2000, the Company had $150 million of borrowing capacity available under a revolving credit agreement, of which $50 million was borrowed at an interest rate of 7.03%. Additionally, the Company had $15 million in borrowings under uncommitted short-term bank credit lines, at an interest rate of 7.70%. The Company believes its bank credit facilities, coupled with cash generated from operations, are adequate for its anticipated future requirements.

Market Risk

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company's financial results could be impacted by changes in interest rates, foreign currency exchange rates, and commodity price changes. The Company uses financial instruments to reduce its cost of debt and to hedge its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not use derivatives for speculative or trading purposes.

The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing, while also reducing the effect of changes in interest rates on near-term earnings. The Company's primary interest rate risk is derived from its outstanding variable-rate debt obligations. At December 31, 2000, the result of a hypothetical 1% increase in the average cost of the Company's variable-rate debt, including the interest rate exchange agreement, would not have had a material impact on the pretax profit of the Company or the fair value of the interest rate exchange agreement.

In September 2000, the Company amended its $70 million cross-currency exchange agreement by extending the maturity from October 2002 to October 2009. In effect, the agreement converts the Company's U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate for the period ending October 2009. The overall objective is to reduce the exposure associated with currency fluctuations between the U.S. dollar and the Swedish krona.

As part of managing its debt portfolio, the Company maintains an interest rate exchange agreement to convert a portion of its 9.47% fixed rate Senior Notes to variable-rate debt. The effect on 2000 earnings of the interest rate exchange agreement and the U.S. dollar and Swedish krona cross-currency exchange agreement was a decrease in the Company's interest expense by $0.6 million.

At December 31, 2000, the fair value of the Company's fixed rate debt was $164.9 million, compared with its carrying amount of $161.2 million. The fair value of the interest rate component of the cross-currency swap as of December 31, 2000, was not significant. The Company estimates that a 1% decrease in market interest rates at December 31, 2000 would have increased the fair value of the Company's fixed rate debt to $173.1 million.

                                              Management's Discussion & Analysis
--------------------------------------------------------------------------------

The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. Foreign currency commitments and transaction exposures are managed at the operating units as an integral part of their businesses in accordance with a corporate policy that addresses acceptable levels of foreign currency exposures. The Company does not hedge its foreign currency net asset exposure.

The currencies of the environments in which the Company's business operations are conducted are the U.S. dollar, Singapore dollar, French franc, British pound, Mexican peso, Brazilian real, Canadian dollar and Swedish krona. The Company is exposed primarily to U.S. dollar-denominated financial instruments at its international locations. Based on a 10% adverse movement in all currencies, the potential loss in fair value from the Company's financial instruments at the end of 2000 would have resulted in reducing pretax profit by $2.5 million.

The Company's exposure to commodity price changes relates primarily to certain manufacturing operations that utilize high-grade steel spring wire and titanium. The Company manages its exposure to changes in those prices through its procurement and sales practices. The Company is not dependent upon any single source for any of its principal raw materials or products for resale, and all such materials and products are readily available.

Future Accounting Changes

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that the Company recognize derivatives on the balance sheet at fair value. The statement, as amended, will be effective January 1, 2001 for the Company. Management believes that adoption of this standard will not have a material impact on the Company's financial position, results of operations, or cash flows.

Forward-Looking Statements

This Annual Report may contain certain forward-looking statements as defined in the Public Securities Litigation and Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Investors are encouraged to consider these risks and uncertainties as described within the Company's periodic filings with the Securities and Exchange Commission, including the following: changes in market demand for the types of products and services produced and sold by Barnes Group, changes in world-wide economic and political conditions, interest and foreign exchange rate fluctuations, and regulatory changes.

Consolidated Statements of Income
--------------------------------------------------------------------------------

(Dollars in thousands, except per share data)

Years ended December 31,                        2000          1999          1998
--------------------------------------------------------------------------------
Net sales                                $   740,032   $   622,356   $   651,183

Cost of sales                                488,634       424,945       435,918
Selling and administrative expenses          188,449       151,304       159,986
--------------------------------------------------------------------------------
                                             677,083       576,249       595,904
--------------------------------------------------------------------------------
Operating income                              62,949        46,107        55,279

Other income                                   4,773         4,400         4,640

Interest expense                              15,140         6,093         4,106
Other expenses                                 3,992         1,716         1,150
--------------------------------------------------------------------------------
Income before income taxes                    48,590        42,698        54,663
Income taxes                                  12,925        14,086        20,169
--------------------------------------------------------------------------------
Net income                               $    35,665   $    28,612   $    34,494
================================================================================

Per common share:
     Net income:
          Basic                          $      1.92   $      1.47   $      1.72
          Diluted                               1.90          1.46          1.69
     Dividends                                  0.79          0.75          0.69

Average common shares outstanding         18,568,359    19,417,856    20,095,710

See accompanying notes.

                                                     Consolidated Balance Sheets
--------------------------------------------------------------------------------

(Dollars in thousands)
December 31,                                                   2000        1999
--------------------------------------------------------------------------------
Assets
Current assets
     Cash and cash equivalents                            $  23,303   $  43,632
     Accounts receivable, less allowances
       (2000 -- $2,720; 1999 -- $3,329)                     107,434      91,701
     Inventories                                             88,514      66,351
     Deferred income taxes                                   12,647       9,398
     Prepaid expenses                                         9,450       8,103
--------------------------------------------------------------------------------
          Total current assets                              241,348     219,185
Deferred income taxes                                        15,010      23,797
Property, plant and equipment                               163,766     145,105
Goodwill                                                    155,667      88,562
Other assets                                                 61,150      39,633
--------------------------------------------------------------------------------
Total assets                                              $ 636,941   $ 516,282
================================================================================

Liabilities and Stockholders' Equity
Current liabilities
     Notes payable                                        $   6,896   $  12,136
     Accounts payable                                        59,767      57,458
     Accrued liabilities                                     60,183      46,426
--------------------------------------------------------------------------------
          Total current liabilities                         126,846     116,020

Long-term debt                                              230,000     140,000
Accrued retirement benefits                                  67,686      66,973
Other liabilities                                            11,076      12,675

Commitments and contingencies

Stockholders' equity
     Common stock - par value $0.01 per share
       Authorized: 60,000,000 shares
       Issued: 22,037,769 shares at par value                   220         220
     Additional paid-in capital                              51,845      49,786
     Treasury stock at cost (2000 -- 3,430,411 shares;
       1999 -- 3,187,242 shares)                            (69,181)    (63,893)
     Retained earnings                                      239,266     218,388
     Accumulated other comprehensive income                 (20,817)    (23,887)
--------------------------------------------------------------------------------
Total stockholders' equity                                  201,333     180,614
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                $ 636,941   $ 516,282
================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

(Dollars in thousands)
Years ended December 31,                                      2000         1999        1998
---------------------------------------------------------------------------------------------
Operating activities:
Net income                                               $  35,665    $  28,612    $ 34,494
Adjustments to reconcile net income
  to net cash provided by operating activities:
     Depreciation and amortization                          35,871       30,602      28,431
     Gain on sale of property, plant
       and equipment                                        (1,960)        (857)       (741)
     Changes in assets and liabilities:
       Accounts receivable                                   1,087       (1,731)      7,726
       Inventories                                          (7,631)       1,980      (3,766)
       Accounts payable                                     (5,415)      17,356         980
       Accrued liabilities                                   1,026       (9,524)      6,488
       Deferred income taxes                                 5,863        3,655      (2,536)
     Other                                                 (12,649)      (7,296)      4,960
---------------------------------------------------------------------------------------------
Net cash provided by operating activities                   51,857       62,797      76,036

Investing activities:
Proceeds from sale of property, plant and equipment          2,744        1,929       4,266
Capital expenditures                                       (26,575)     (27,222)    (34,571)
Business acquisitions                                     (104,935)     (92,239)         --
Redemption (purchase) of short-term investments                 --        2,566      (2,605)
Other                                                       (5,776)      (2,019)     (2,340)
---------------------------------------------------------------------------------------------
Net cash used by investing activities                     (134,542)    (116,985)    (35,250)

Financing activities:
Net increase (decrease) in notes payable                    (5,201)       5,249       4,539
Payments on long-term debt                                 (60,000)     (70,000)     (9,000)
Proceeds from the issuance of long-term debt               150,000      159,000          --
Proceeds from the issuance of common stock                   3,920        1,486       3,598
Common stock repurchases                                    (9,197)     (22,351)    (17,042)
Dividends paid                                             (14,677)     (14,564)    (13,951)
---------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities            64,845       58,820     (31,856)

Effect of exchange rate changes on cash flows               (2,489)      (1,206)     (1,254)
---------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents           (20,329)       3,426       7,676

Cash and cash equivalents at beginning of year              43,632       40,206      32,530
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $  23,303    $  43,632    $ 40,206
=============================================================================================

See accompanying notes.

                      Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------

                                                                                       Accumulated
                                               Additional                                    Other   Guaranteed            Total
                                     Common       Paid-In     Treasury     Retained  Comprehensive         ESOP    Stockholders'
(Dollars in thousands)                Stock       Capital        Stock     Earnings         Income   Obligation           Equity
---------------------------------------------------------------------------------------------------------------------------------
January 1, 1998                       $ 220      $ 47,007   $ (29,433)    $ 183,857     $ (15,841)    $ (4,951)         $180,859

Comprehensive income:
  Net income                                                                 34,494                                       34,494
  Other comprehensive income                                                     --        (4,202)                        (4,202)
                                                                          ---------     ---------                       --------
  Comprehensive income                                                       34,494        (4,202)                        30,292
Dividends paid                                                              (13,951)                                     (13,951)
Common stock repurchases                                      (17,042)                                                   (17,042)
Employee stock plans                                2,224       3,582          (100)                                       5,706
Guaranteed ESOP obligation                                                                               2,746             2,746
Income tax benefits on
  unallocated ESOP dividends                                                     64                                           64
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                       220        49,231     (42,893)      204,364       (20,043)      (2,205)          188,674

Comprehensive income:
  Net income                                                                 28,612                                       28,612
  Other comprehensive income                                                     --        (3,844)                        (3,844)
                                                                          ---------     ---------                       --------
  Comprehensive income                                                       28,612        (3,844)                        24,768
Dividends paid                                                              (14,564)                                     (14,564)
Common stock repurchases                                      (22,351)                                                   (22,351)
Employee stock plans                                  555       1,351           (44)                                       1,862
Guaranteed ESOP obligation                                                                               2,205             2,205
Income tax benefits on
  unallocated ESOP dividends                                                     20                                           20
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                       220        49,786     (63,893)      218,388       (23,887)          --           180,614

Comprehensive income:
  Net income                                                                 35,665                                       35,665
  Other comprehensive income                                                     --         3,070                          3,070
                                                                          ---------     ---------                       --------
  Comprehensive income                                                       35,665         3,070                         38,735
Dividends paid                                                              (14,677)                                     (14,677)
Common stock repurchases                                       (9,197)                                                    (9,197)
Employee stock plans                                2,059       3,909          (110)                                       5,858
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                     $ 220      $ 51,845   $ (69,181)    $ 239,266     $ (20,817)    $     --          $201,333
=================================================================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, a suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. Other income in the accompanying income statements includes income of $1,611, $1,714, and $2,573 for the years 2000, 1999, and 1998, respectively, from the Company's investment in NASCO. The Company received dividends from NASCO totaling $666, $1,006, and $732 in 2000, 1999, and 1998, respectively.

Revenue recognition: Sales and related cost of sales are recognized when products are shipped to customers and title has passed.

Cash and cash equivalents: Cash in excess of operating requirements is invested in short-term, highly liquid, income-producing investments. All highly liquid investments purchased with an original maturity of three months or less are cash equivalents. Cash equivalents are carried at fair market value.

Inventories: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 73% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is recorded over estimated useful lives ranging from 20 to 50 years for buildings and three to 17 years for machinery and equipment. The straight-line method of depreciation was adopted for all property, plant and equipment placed into service after March 31, 1999. For property, plant and equipment placed into service prior to April 1, 1999, depreciation is calculated using accelerated methods. The change in accounting principle was made to reflect improvements in the design and durability of machinery and equipment. Management believes that the straight-line method results in a better matching of revenues and costs, and the new method is prevalent in the industries in which the Company operates. Additionally, in 1999, the Company adopted AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of certain costs incurred in the development of internal-use software. The change to straight-line depreciation and the adoption of the AICPA Statement of Position 98-1 did not have a material impact on the Company's financial position, results of operations, or cash flows.

Goodwill: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. On a periodic basis, the Company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Goodwill resulting from the 1999 purchase of the nitrogen gas spring business was $71,482. The acquisition in 2000 of Curtis and Kratz-Wilde/Apex resulted in additions to goodwill of $53,267 and $17,095, respectively. At December 31, 2000 and 1999, accumulated amortization was $13,904 and $10,536, respectively.

Foreign currency translation: Assets and liabilities of foreign operations, except those in countries with high rates of inflation, are translated at year-end rates of exchange; revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other comprehensive income within stockholders' equity. For operations in countries that have high rates of inflation, translation gains and losses are included in net income. In 2000, 1999, and 1998, the Company did not operate in countries with high rates of inflation. Foreign currency transactions generated net gains of $1,012, $752, and $240 in 2000, 1999, and 1998, respectively, which are included in net income.

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

There are no adjustments to net income for purposes of computing income available to common stockholders for the years ended December 31, 2000, 1999, and 1998. For purposes of computing diluted earnings per share, the weighted average number of shares outstanding was increased by 222,868 shares, 224,899 shares, and 330,659 shares for 2000, 1999, and 1998, respectively, representing the potential dilutive effects of stock-based incentive plans.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. Acquisitions

During the past two years, the Company has acquired a number of businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for a total acquisition cost of $92,239. The nitrogen gas spring business is included in the Associated Spring segment.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis), for a total acquisition cost of $63,341. Curtis, a distributor of maintenance, repair, and operating supplies and high quality security products, is included in the Barnes Distribution segment.

In September 2000, the Company purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. (Kratz-Wilde/Apex), for a total acquisition cost of $41,594. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. Kratz-Wilde/Apex is included in the Barnes Aerospace business segment.

The acquisition costs have been allocated to tangible and intangible assets and liabilities of the businesses based upon estimates of their respective fair market values. The resulting goodwill will be amortized over 40 years.

In connection with the Curtis acquisition, the Company incurred certain one-time integration costs. The integration plan includes combining the headquarters functions and warehousing and distribution networks. As a result, the Company recorded total costs of $5,813, relating primarily to lease consolidation costs and reductions in personnel. Costs of $4,070 not associated with the generation of future revenue are reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. The remaining integration costs of $1,743 are reflected in expenses.

The following table reflects the operating results of the Company for the years ended December 31, 2000 and 1999 on a pro forma basis, which gives effect to the acquisitions of the three businesses at the beginning of 1999. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been effective January 1, 1999; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company's financing arrangements, certain purchase accounting adjustments, and related income tax effects. The pro forma results do not include the effect of synergies and cost reduction initiatives related to the acquisitions. These actions have already commenced and are expected to continue in the year 2001.

(Unaudited)                                                  2000           1999
--------------------------------------------------------------------------------
Net sales                                                $798,652       $780,042
Income before income taxes                                 48,309         44,908
Net income                                                 35,449         32,607

Per common share:
  Basic                                                  $   1.91       $   1.68
  Diluted                                                    1.89           1.66

3. Inventories

Inventories at December 31 consisted of:

                                                             2000           1999
--------------------------------------------------------------------------------
Finished goods                                           $ 59,665       $ 39,573
Work-in-process                                            13,605         12,861
Raw materials and supplies                                 15,244         13,917
--------------------------------------------------------------------------------
                                                         $ 88,514       $ 66,351
================================================================================

Inventories valued by the LIFO method aggregated $64,422 and $47,098 at December 31, 2000 and 1999, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,283 and $13,995 higher at those dates.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4. Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of:

                                                               2000         1999
--------------------------------------------------------------------------------
Land                                                       $  4,181     $  3,467
Buildings                                                    73,400       65,136
Machinery and equipment                                     322,738      299,588
--------------------------------------------------------------------------------
                                                            400,319      368,191
Less accumulated depreciation                               236,553      223,086
--------------------------------------------------------------------------------
                                                           $163,766     $145,105
================================================================================

5. Accrued Liabilities

Accrued liabilities at December 31 consisted of:

                                                               2000         1999
--------------------------------------------------------------------------------
Payroll and other compensation                             $ 19,909     $ 12,547
Postretirement/
  postemployment benefits                                     7,949        8,103
Accrued income taxes                                          3,036        4,583
Other                                                        29,289       21,193
--------------------------------------------------------------------------------
                                                           $ 60,183     $ 46,426
================================================================================

6. Debt and Commitments

Long-term debt at December 31 consisted of:

                                                           2000             1999
--------------------------------------------------------------------------------
                                                  Carrying       Fair   Carrying
                                                    Amount      Value     Amount
--------------------------------------------------------------------------------
9.47% Notes                                       $  6,154   $  6,263   $ 12,308
7.13% Notes                                         25,000     24,575     25,000
7.66% Notes                                         24,500     24,463     24,500
7.80% Notes                                         45,500     44,893     45,500
9.34% Notes                                         60,000     64,723         --
Revolving Credit                                    50,000     50,000     25,692
Industrial Revenue Bond                              7,000      7,000      7,000
Borrowings under lines of credit                    11,846     11,846         --
--------------------------------------------------------------------------------
                                                  $230,000   $233,763   $140,000
================================================================================

The 9.47% Notes are payable in 13 semi-annual installments of $3,077 that began on September 16, 1995. The 7.13% Notes are payable in four equal annual installments of $6,250 beginning on December 5, 2002. The 7.66% Notes are payable in 2007. The 7.80% Notes are payable in three equal annual installments beginning in 2008. On November 21, 2000, the Company issued $60 million of privately placed Notes with three insurance companies. These Notes, which have an effective interest rate of 9.34%, are payable in three equal installments beginning in 2006 and are not redeemable by the Noteholders prior to maturity. Proceeds from these Notes were used to repay borrowings under the Company's revolving credit agreement.

The fair values of these Notes are determined using discounted cash flows based upon the Company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market values.

The Company has a revolving credit agreement with five banks that allows borrowings up to $150,000 under notes due December 6, 2002. A fee of 0.115% per annum is paid on the unused portion of the commitments. The Company had $50,000 borrowed under this agreement at an interest rate of 7.03% at December 31, 2000. The Company also has available approximately $25,000 in short-term bank credit lines, of which $15,000 and $4,500 was in use at December 31, 2000 and 1999, respectively. The interest rate on these borrowings was 7.7% and 6.8% at December 31, 2000 and 1999, respectively.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 5.10% and 5.75% at December 31, 2000 and 1999, respectively.

At December 31, 2000, the Company classified $11,846 of borrowings under lines of credit and $6,154 of its 9.47% Notes due within one year as long-term debt. The Company has both the intent and the ability, through its revolving credit agreement, to refinance these amounts on a long-term basis.

Long-term debt is payable as follows: $74,250 in 2002, $6,250 in 2003, $6,250 in 2004, $6,250 in 2005, and $137,000 thereafter.

The Company has an outstanding interest rate swap, a form of derivative, which effectively converts $3,100 of its fixed rate 9.47% Notes to variable rate debt with interest equal to LIBOR plus 83 basis points. The effective interest rate on the floating rate portion was 7.4% and 7.0% at December 31, 2000 and 1999, respectively. This swap decreases as the Notes are repaid. The fair value of the swap is determined based upon current market prices and was approximately $100 at December 31, 2000.

In September 2000, the Company amended its $70 million cross-currency exchange agreement by extending the final maturity date from October 2002 to October 2009. This agreement converts U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate during the agreement period. The fair value of this foreign currency swap, determined using current market prices, was approximately $9,600 at December 31, 2000. The Company does not use derivatives for speculative or trading purposes.

In addition, the Company had outstanding letters of credit totaling $3,557 at December 31, 2000.

Certain of the Company's debt arrangements contain requirements as to maintenance of minimum levels of working capital and net worth and place certain restrictions on dividend payments and acquisitions of the Company's common stock. Under the most restrictive covenant in any agreement, $30,045 was available for dividends or acquisitions of common stock at December 31, 2000.

Interest paid was $14,601, $5,505, and $4,947 in 2000, 1999, and 1998,
respectively. Interest capitalized was $188, $264, and $711 in 2000, 1999, and 1998, respectively, and is being depreciated over the lives of the related fixed assets.

7. Income Taxes

The components of income before income taxes and the income tax provision follow:

                                                2000         1999          1998
--------------------------------------------------------------------------------
Income before income taxes:
     U.S.                                    $19,763     $ 27,585      $ 42,009
     International                            28,827       15,113        12,654
--------------------------------------------------------------------------------
                                             $48,590     $ 42,698      $ 54,663
================================================================================

Income tax provision:
     Current:
       U.S. -- federal                       $ 2,353     $  5,233      $ 15,256
       U.S. -- state                             674          529         3,110
       International                           4,035        4,669         4,339
--------------------------------------------------------------------------------
                                               7,062       10,431        22,705
--------------------------------------------------------------------------------
     Deferred:
       U.S. -- federal                         3,726        2,973        (2,214)
       U.S. -- state                             683        1,109           (94)
       U.S. -- state rate reduction            1,181           --            --
       International                             273         (427)         (228)
--------------------------------------------------------------------------------
                                               5,863        3,655        (2,536)
--------------------------------------------------------------------------------
                                             $12,925     $ 14,086      $ 20,169
================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Deferred income tax assets and liabilities at December 31 consisted of the tax effects of temporary differences related to the following:

                                                  Assets                    Liabilities
------------------------------------------------------------------------------------------
                                              2000        1999             2000       1999
------------------------------------------------------------------------------------------
Allowance for doubtful accounts           $    780    $    921          $    --    $    --
Depreciation and amortization               (5,447)     (6,293)           3,506      3,727
Inventory valuation                          7,168       6,400              983        613
Postretirement/postemployment costs         24,676      25,852             (306)      (333)
Foreign tax loss carryforwards              10,062       9,923               --         --
Other                                       (1,898)      4,020            3,476      3,634
------------------------------------------------------------------------------------------
                                            35,341      40,823            7,659      7,641
Valuation allowance                         (7,684)     (7,628)              --         --
------------------------------------------------------------------------------------------
                                          $ 27,657    $ 33,195          $ 7,659    $ 7,641
------------------------------------------------------------------------------------------

Current deferred income taxes             $ 12,647    $  9,398          $ 1,062    $   594
Noncurrent deferred income taxes            15,010      23,797            6,597      7,047
------------------------------------------------------------------------------------------
                                          $ 27,657    $ 33,195          $ 7,659    $ 7,641
==========================================================================================

The deferred income tax assets will be realized through reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. The tax loss carryforwards of $27,885 have remaining carryforward periods ranging from four years to unlimited.

The Company has not recognized deferred income taxes on $131,784 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                                    2000       1999       1998
--------------------------------------------------------------------------------
U.S. federal statutory income tax rate              35.0%      35.0%      35.0%
State taxes (net of federal benefit)                 1.8        2.5        3.6
State tax rate reduction                             1.6         --         --
Foreign losses without tax benefit                   0.8        1.2        1.0
Tax on foreign operations                          (12.7)      (3.7)      (1.6)
NASCO equity income                                 (0.5)      (0.9)      (1.0)
Foreign sales corporation                           (0.9)      (0.8)      (0.4)
ESOP dividend                                         --       (1.2)      (1.3)
Other                                                1.5        0.9        1.6
--------------------------------------------------------------------------------
Consolidated effective income tax rate              26.6%      33.0%      36.9%
================================================================================

Income taxes paid, net of refunds, were $7,165, $15,781, and $18,473 in 2000, 1999, and 1998, respectively.

8. Common Stock

In 2000, 1999, and 1998, 351,237 shares, 105,189 shares, and 270,854 shares, respectively, of common stock were issued from treasury for the exercise of stock options, various other incentive awards and purchases by the Employee Stock Purchase Plan. In 2000, 1999, and 1998, the Company acquired 594,406 shares, 1,090,014 shares and 598,160 shares, respectively, of the Company's common stock, at a cost of $9,197, $22,351, and $17,042, respectively. These amounts exclude shares issued and reacquired in connection with certain non-cash exercises under the Company's stock option plans. The acquired shares were placed in treasury.

In December 1996, the Company adopted a new shareholder rights plan. Under the plan, each share of common stock contains one right (Right) which entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, for two hundred dollars. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The Rights are generally redeemable at $0.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the Company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

If, following the acquisition of 35% or more of the outstanding shares of the Company's common stock, the Company is acquired in a merger or other business combination or 50% or more of the Company's assets or earnings power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

9. Preferred Stock

At December 31, 2000 and 1999, the Company had 3,000,000 shares of preferred stock authorized, none of which was outstanding.

10. Stock Plans

Most U.S. salaried and non-union hourly employees are eligible to participate in the Company's Guaranteed Stock Plan (GSP). The GSP provides for the investment of employer and employee contributions in the Company's common stock. The Company guarantees a minimum rate of return on certain GSP assets. At December 31, 2000, the Company's guarantee on these assets equaled $401. This amount will only become a liability for the Company if, and to the extent that, the value of the related Company stock does not cover the guaranteed asset value on the day an employee withdraws from the plan.

The GSP was a leveraged ESOP until mid-1999. In 1989, the GSP purchased 1,737,930 shares of the Company's common stock at a cost of $21,000, using the proceeds of a loan guaranteed by the Company. These shares were held in trust and were issued to employees' accounts in the GSP until the loan was repaid in mid-1999. The loan interest was based on LIBOR and generated interest costs of $32 and $212 in 1999 and 1998, respectively. Contributions and certain dividends received were used in part by the GSP to service its debt. Contributions included both employee contributions and Company contributions. The Company contributions were equal to the amount required by the GSP to pay the principal and interest due under the GSP loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP.

Now that the GSP is no longer leveraged, the Company contributes an amount equal to 50% of employee contributions up to 6% of eligible compensation plus any guarantee payment. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The GSP used $1,012 and $1,899 of Company dividends for debt service in 1999 and 1998, respectively. The Company expenses all contributions made to the GSP. The Company recognized expense of $2,295 and $1,115 in 2000 and 1999, respectively, and income of $403 in 1998. As of December 31, 2000, the GSP held 3,440,507 shares of the Company's common stock.

The Company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to the lesser of twenty-five thousand dollars or 10% of base compensation deducted from payroll for the purchase of the Company's common stock at 85% of market value on the date of purchase. The maximum number of shares that may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 75,052, 62,868, and 45,599 in 2000, 1999, and 1998, respectively. As of December 31, 2000, 381,959 additional shares may be purchased.

The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers, directors, and key employees in the form of stock options, stock appreciation rights, incentive stock rights, and performance unit awards. Options granted under the 1991 Plan that terminate without being exercised become available for grant under the 1991 Plan. As of December 31, 2000 and 1999, there were 502,319 shares and 412,024 shares, respectively, available for future grant under the 1991 Plan. A maximum of 2,131,106 common shares are subject to issuance under this plan after December 31, 2000.

On April 12, 2000, the Company's Board of Directors adopted and the stockholders approved the Barnes Group Inc. Employee Stock and Ownership Program (2000 Plan). Effective February 1, 2000, the 2000 Plan permits the granting of incentive stock options, nonqualified stock options, restricted stock awards, performance share or cash unit awards, and stock appreciation rights, or any combination of the foregoing, to eligible employees to purchase up to 2,500,000 shares of the Company's common stock. Such shares have been authorized and reserved. Options granted under the 2000 Plan that terminate without being exercised become available for future grant under the 2000 Plan. As of December 31, 2000, there were 1,462,497 shares available for future grant under the 2000 Plan. A maximum of 2,425,469 common shares are subject to issuance under this plan after December 31, 2000.

Compensation cost related to these plans was $798, $610, and $1,596 in 2000, 1999, and 1998, respectively. The Company recorded, in additional paid-in-capital, tax benefits related to stock options of $776, $40, and $1,573 in 2000, 1999, and 1998, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

In 1998, 60,000 incentive stock units and 75,000 stock options were granted outside of the 1991 Plan. The options are included in the tables below.

Data relating to options granted under these plans follow:

                                                  2000                            1999                           1998
--------------------------------------------------------------------------------------------------------------------------------
                                                         Average                         Average                         Average
                                          Number        Exercise          Number        Exercise          Number        Exercise
                                       of Shares           Price       of Shares           Price       of Shares           Price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1                 1,808,775          $20.70       1,238,587          $22.39         979,444          $16.13
Granted                                1,207,622          $16.88         827,820          $19.20         566,770          $29.13
Exercised                                324,036          $12.75          24,727          $18.96         224,332          $11.02
Cancelled                                220,369          $22.22         232,905          $24.57          83,295          $25.24
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31               2,471,992          $19.74       1,808,775          $20.70       1,238,587          $22.39
--------------------------------------------------------------------------------------------------------------------------------
Exercisable, December 31                 899,926          $21.36         696,965          $18.91         574,966          $16.94
================================================================================================================================

The following table summarizes information about stock options outstanding at December 31, 2000:

                     Options Outstanding                   Options Exercisable
--------------------------------------------------------------------------------
  Range of                         Average     Average                   Average
  Exercise         Number        Remaining    Exercise       Number     Exercise
    Prices      of Shares     Life (Years)       Price    of Shares        Price
--------------------------------------------------------------------------------
$ 7 to $14        224,674              6.7      $12.93       93,980       $10.79
$15 to $17      1,016,525              9.1      $16.97      180,134       $16.97
$18 to $23        812,488              7.8      $20.33      370,131       $20.82
$24 to $32        418,305              7.4      $28.98      255,681       $29.10
================================================================================

Incentive stock units (units) entitle the holder to receive, without payment, one share of the Company's common stock after the expiration of the incentive period. Certain units are also subject to the satisfaction of established performance goals. Additionally, holders are credited with dividend equivalents, which are converted into additional units. All incentive stock unit awards have up to a five-year incentive period. In 2000 no units were granted; 10,261 units were credited to holders for dividend equivalents; 4,215 units, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 50,306 units were forfeited. Additionally, 125,199 units, which included dividend equivalents, were terminated in 1998 in conjunction with the accelerated retirement agreement for the Company's former president. As of December 31, 2000, there were 254,767 units outstanding.

Under the Non-Employee Director Deferred Stock Plan, each non-employee director is awarded 6,000 shares of the Company's common stock upon retirement. There were 12,000 shares issued under this plan in 2000, and no shares were issued in 1999 and 1998. Additionally, 6,000 shares were cancelled in 1999. There are 42,000 shares reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 4,980,534 at December 31, 2000.

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

                                              2000           1999           1998
--------------------------------------------------------------------------------
Net income:
 As reported                               $35,665        $28,612        $34,494
 Pro forma                                  32,988         27,053         33,543

Basic earnings per share:
 As reported                               $  1.92        $  1.47        $  1.72
 Pro forma                                    1.78           1.39           1.67

Diluted earnings per share:
 As reported                               $  1.90        $  1.46        $  1.69
 Pro forma                                    1.76           1.38           1.64
================================================================================

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The fair value of each stock option grant on the date of grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                              2000           1999           1998
--------------------------------------------------------------------------------
Risk-free interest rate                      6.65%          5.35%          5.35%
Expected life                              5 years        6 years        6 years
Expected volatility                            30%            30%            20%
Expected dividend yield                      3.57%          3.54%          3.75%

The weighted-average grant date fair values of options granted during 2000, 1999, and 1998 were $4.44, $5.07, and $5.63, respectively.

11. Pension and Other Postretirement Benefits

Defined benefit pension plans cover a majority of the Company's worldwide employees at Associated Spring, its Executive Office, and a substantial portion of the employees at Barnes Distribution. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The Company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets consist primarily of common stocks and fixed income investments including 384,048 shares of Company stock. Additionally, the Company has a defined contribution plan covering employees of Barnes Aerospace and certain field sales employees of Barnes Distribution's U.S. operation. Company contributions under this plan are based primarily on the performance of the business units and employee compensation. Contribution expense under this plan was $1,447, $1,292, and $2,029 in 2000, 1999, and 1998, respectively.

The Company provides certain other medical, dental, and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company's practice to fund these benefits as incurred.

A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:

                                                            Pensions               Other Postretirement Benefits
----------------------------------------------------------------------------------------------------------------
                                                         2000         1999                2000        1999
----------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1                       $ 231,167    $ 252,036            $ 60,321    $ 63,957
Service cost                                            6,264        6,218                 481         629
Interest cost                                          17,707       16,944               5,148       4,445
Amendments                                                232         (484)                 --         746
Actuarial loss (gain)                                   4,855      (28,443)             12,519      (3,975)
Benefits paid from plan assets                        (15,719)     (15,316)             (6,510)     (5,503)
Acquisition                                             2,048           --               1,747          --
Foreign exchange rate changes                          (1,304)         212                 (30)         22
----------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31                     $ 245,250    $ 231,167            $ 73,676    $ 60,321
================================================================================================================

Projected benefit obligations related to plans
  with benefit obligations in excess of assets      $  12,204    $   8,868            $ 73,676    $ 60,321
================================================================================================================

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

                                                                 Pensions
--------------------------------------------------------------------------------
                                                           2000            1999
--------------------------------------------------------------------------------
Fair value of plan assets, January 1                  $ 344,447       $ 318,358
Actual return on plan assets                             (4,610)         40,742
Company contributions                                       292             269
Plan participants' contributions                            120             122
Benefits paid                                           (15,719)        (15,316)
Foreign exchange rate changes                            (2,014)            272
Acquisition                                               1,854              --
--------------------------------------------------------------------------------
Fair value of plan assets, December 31                $ 324,370       $ 344,447
================================================================================

Assets related to plans with benefit
  obligations in excess of plan assets                $   1,808       $      --
================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

                                         Pensions             Other Postretirement Benefits
-------------------------------------------------------------------------------------------
                                      2000         1999               2000        1999
-------------------------------------------------------------------------------------------
Funded status                     $ 79,120    $ 113,280           $(73,676)   $(60,321)
Adjustments for unrecognized:
  Net (gains) losses               (66,668)    (107,041)            12,862         491
  Prior service costs (benefits)     6,171        6,332             (3,531)     (4,852)
  Net asset at transition             (758)      (2,425)                --          --
-------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost    $ 17,865    $  10,146           $(64,345)   $(64,682)
===========================================================================================

Pension deferred gains and losses that fall outside of a 10% corridor are amortized over 8.7 years or the remaining average service life of active participants, whichever is shorter.

Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:

--------------------------------------------------------------------------------
                                                  2000        1999      1998
--------------------------------------------------------------------------------
Weighted average discount rate                    7.75%       8.00%     7.00%
Long-term rate of return on plan assets           9.75%       9.75%     9.25%
Increase in compensation                          4.75%       4.75%     4.75%
================================================================================

Pension and other postretirement benefit expenses consisted of the following:

                                                   Pensions                      Other Postretirement Benefits
--------------------------------------------------------------------------------------------------------------
                                           2000        1999        1998             2000       1999       1998
--------------------------------------------------------------------------------------------------------------
Service cost                           $  6,264    $  6,218    $  5,645          $   481    $   629    $   521
Interest cost                            17,707      16,944      16,908            5,148      4,445      4,359
Expected return on plan assets          (27,601)    (24,441)    (22,264)              --         --         --
Amortization of transition assets        (1,636)     (1,643)     (1,643)              --         --         --
Recognized (gains) losses                (3,420)       (753)      2,898              144         45         --
Prior service cost                        1,113       1,048         861           (1,321)    (1,355)    (1,422)
--------------------------------------------------------------------------------------------------------------
Benefit (credit) cost                  $ (7,573)   $ (2,627)   $  2,405          $ 4,452    $ 3,764    $ 3,458
==============================================================================================================

The Company's accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (that is, healthcare cost trend rate) is assumed to be 11% in 2000, decreasing gradually to an ultimate rate of 5% in 2006. A one percentage point increase in the assumed healthcare cost trend rate would have increased the accumulated benefit obligations by approximately $2,458 at December 31, 2000, and would have increased the 2000 aggregate of the service and interest cost components of postretirement benefit expense by approximately $169. A one percentage point decrease in the assumed healthcare cost trend rate would have decreased the accumulated benefit obligations by approximately $2,378 at December 31, 2000, and would have decreased the 2000 aggregate of the service and interest cost components of postretirement benefit expense by approximately $168.

12. Leases

The Company has various noncancellable operating leases for buildings, office space and equipment. Capital leases were not significant. Rent expense was $9,127, $7,712, and $7,133 for 2000, 1999, and 1998, respectively. Minimum rental commitments under noncancellable leases in years 2001 through 2005 are $7,487, $6,696, $5,085, $4,634, and $4,462, and $7,882 thereafter.

13. Information on Business Segments

The Company's reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments:

Associated Spring manufactures precision mechanical and nitrogen gas springs, manifold systems, and other close-tolerance engineered metal components, principally for the electronics, telecommunications, and transportation markets. Associated Spring's custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico, and Singapore.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Barnes Aerospace supplies precision machined and fabricated components and assemblies for the aerospace industry. Additionally, it refurbishes jet engine components for many of the world's commercial airlines and the military. Barnes Aerospace's operations are primarily in the U.S., with additional locations in Europe, Singapore, and Mexico. Its markets are located in the U.S., Europe, and Asia.

Barnes Distribution distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment, and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components, principally manufactured by Associated Spring. Barnes Distribution, formerly known as Bowman Distribution, was formed from the combination of the Curtis acquisition and Bowman Distribution. Barnes Distribution's operations and markets are located primarily in the U.S. Other important locations include Canada and Europe.

The Company evaluates the performance of its reportable segments based on the operating profit of the respective businesses, which includes net sales, cost of sales, selling and administrative expenses, and certain components of other income and other expenses, as well as the allocation of corporate overhead expenses. The equity income from the Company's investment in the NASCO joint venture is incorporated into the segment results of Associated Spring. Sales between the business segments and between the geographic areas in which the businesses operate are accounted for on the same basis as sales to unaffiliated customers. Additionally, revenues are attributed to countries based on location of manufacturing or distribution facilities.

The following tables set forth information about the Company's operations by its three reportable business segments and by geographic area.

Operations by Reportable Business Segment

(Dollars in millions)

                                    Associated          Barnes          Barnes
Revenues                                Spring       Aerospace    Distribution            Other           Total
=================================================================================================================
2000                                    $327.3          $135.1          $291.1          $(13.5)          $740.0
1999                                     282.6           121.3           230.4           (11.9)           622.4
1998                                     262.1           154.6           246.9           (12.4)           651.2

Operating profit
=================================================================================================================
2000                                    $ 44.0          $  8.0          $ 12.9          $   --           $ 64.9
1999                                      33.5             5.3             9.9              --             48.7
1998                                      23.2            12.8            35.0           (12.9)            58.1

Assets
=================================================================================================================
2000                                    $273.6          $130.1          $178.6          $ 54.6           $636.9
1999                                     260.6            79.7            94.8            81.2            516.3
1998                                     160.1            92.3            86.7            79.8            418.9

Depreciation and amortization
=================================================================================================================
2000                                    $ 17.8          $  8.6          $  9.0          $  0.5           $ 35.9
1999                                      16.5             7.8             6.0             0.3             30.6
1998                                      15.3             7.5             5.4             0.2             28.4

Capital expenditures
=================================================================================================================
2000                                    $ 14.2          $  4.2          $  5.5          $  2.7           $ 26.6
1999                                       9.8             7.1             9.4             0.9             27.2
1998                                      18.3             8.3             7.5             0.5             34.6

Notes:

In 2000 and 1999, sales from any one customer did not exceed 10% of the Company's total revenues. In 1998, one customer accounted for 11.8% of the Company's total revenues.

"Other" revenues represent intersegment sales, the majority of which are sales by Associated Spring to Barnes Distribution.

The operating profit of Associated Spring includes income from its equity investment in NASCO of $1.6 million, $1.7 million, and $2.6 million in 2000, 1999, and 1998, respectively.

"Other" operating profit in 1998 includes a $12.9 million charge related to the accelerated retirement package for the Company's former president.

The assets of Associated Spring include the NASCO investment of $10.0 million, $9.5 million and $9.2 million in 2000, 1999 and 1998, respectively.

"Other" assets include corporate-controlled assets, the majority of which are cash and deferred tax assets.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

A reconciliation of the total reportable segments' operating profit to income before income taxes follows:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Operating profit                             $ 64.9         $48.7         $58.1
Interest income                                 1.5           1.0           1.4
Interest expense                              (15.1)         (6.1)         (4.1)
Other income (expense)                         (2.7)         (0.9)         (0.7)
--------------------------------------------------------------------------------

Income before income taxes                   $ 48.6         $42.7         $54.7
================================================================================

Operations by Geographic Area

(Dollars in millions)
                                                          Inter-
Revenues                Domestic    International   geographical         Total
================================================================================
2000                      $580.6           $186.3        $(26.9)        $740.0
1999                       488.2            147.0         (12.8)         622.4
1998                       526.8            138.3         (13.9)         651.2
================================================================================

Long-lived assets
--------------------------------------------------------------------------------
2000                      $262.4           $118.2        $   --         $380.6
1999                       164.5            109.1            --          273.6
1998                       144.6             41.9            --          186.5
================================================================================

Note:

International sales derived from any one country did not exceed 10% of the Company's total revenues.

================================================================================

Report of Independent Accountants                                         [LOGO]

To the Board of Directors and Stockholders of Barnes Group Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.


/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 8, 2001

                                                      Quarterly Data (Unaudited)
--------------------------------------------------------------------------------

                                                     First            Second             Third           Fourth            Full
(Dollars in millions, except per share data)       Quarter           Quarter           Quarter          Quarter            Year
====================================================================================================================================
2000
Net sales                                        $   173.0         $   188.5         $   190.6        $   187.9       $   740.0
Gross profit(1)                                       56.7              65.6              67.0             62.1           251.4
Operating income                                      15.8              16.1              17.0             14.0            62.9
Net income                                             9.4               9.1               9.3              7.9            35.7

Per common share:
Net income:
  Basic                                               0.51              0.49              0.50             0.42            1.92
  Diluted                                             0.50              0.49              0.49             0.41            1.90
Dividends                                             0.19              0.20              0.20             0.20            0.79
Market prices (high-low)                         $16.50-12.00      $18.25-14.63      $20.25-16.44     $22.38-17.63    $22.38-12.00
====================================================================================================================================
1999
Net sales                                        $   162.2         $   156.3         $   154.0        $   149.9       $   622.4
Gross profit(1)                                       52.7              49.0              50.4             45.3           197.4
Operating income                                      14.7              13.2              13.3              4.9            46.1
Net income                                            10.0               8.2               8.9              1.5            28.6

Per common share:
Net income:
  Basic                                               0.50              0.42              0.46             0.08            1.47
  Diluted                                             0.50              0.41              0.45             0.08            1.46
Dividends                                             0.18              0.19              0.19             0.19            0.75
Market prices (high-low)                         $30.00-15.88      $25.50-18.56      $23.69-18.31     $22.75-15.25    $30.00-15.25
====================================================================================================================================

(1)   Sales less cost of sales.

Selected Financial Data
--------------------------------------------------------------------------------

                                                         2000          1999          1998(3)         1997          1996
============================================================================================================================
Per common share (1) (2)

Net Income
----------------------------------------------------------------------------------------------------------------------------
  Basic                                              $   1.92      $   1.47      $   1.72        $   2.00      $   1.63
----------------------------------------------------------------------------------------------------------------------------
  Diluted                                                1.90          1.46          1.69            1.96          1.61
----------------------------------------------------------------------------------------------------------------------------
Dividends paid                                           0.79          0.75          0.69            0.65          0.60
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (at year-end)                      10.82          9.58          9.51            8.97          7.86
----------------------------------------------------------------------------------------------------------------------------
Stock price (at year-end)                               19.88         16.31         29.25           22.75         20.00

============================================================================================================================
For the year (in thousands)

Net sales                                            $740,032      $622,356      $651,183        $642,660      $594,989
----------------------------------------------------------------------------------------------------------------------------
Operating income                                       62,949        46,107        55,279          65,031        55,844
----------------------------------------------------------------------------------------------------------------------------
  As a percent of sales                                   8.5%          7.4%          8.5%           10.1%          9.4%
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           $ 48,590      $ 42,698      $ 54,663        $ 64,502      $ 52,310
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                           12,925        14,086        20,169          24,079        19,742
----------------------------------------------------------------------------------------------------------------------------
Net income                                             35,665        28,612        34,494          40,423        32,568
----------------------------------------------------------------------------------------------------------------------------
  As a percent of average stockholders' equity           19.1%         15.4%         18.4%           23.4%         22.8%
----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                        $ 35,871      $ 30,602      $ 28,431        $ 28,123      $ 26,626
----------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                   26,575        27,222        34,571          33,398        33,892
----------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding -- basic             18,568        19,418        20,096          20,237        19,924

============================================================================================================================
Year-end financial position (in thousands)

Working capital                                      $114,502      $103,165      $106,884        $113,092      $109,476
----------------------------------------------------------------------------------------------------------------------------
Current ratio                                        1.9 to 1      1.9 to 1      2.1 to 1        2.3 to 1      2.4 to 1
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                        $163,766      $145,105      $139,247        $133,830      $131,071
----------------------------------------------------------------------------------------------------------------------------
Total assets                                          636,941       516,282       418,904         407,978       389,956
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                        230,000       140,000        51,000          60,000        70,000
----------------------------------------------------------------------------------------------------------------------------
Guaranteed ESOP obligation -- long-term portion            --            --            --           2,205         4,951
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                  201,333       180,614       188,674         180,859       157,164
----------------------------------------------------------------------------------------------------------------------------
Debt as a percent of total capitalization(4)             54.1%         45.7%         24.1%           27.1%         33.5%

============================================================================================================================
Year-end statistics
Employees                                               5,624         4,020         3,847           3,872         3,761
============================================================================================================================

(1) All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

(2) All per share data have been adjusted for the three-for-one stock split effective April 1997.

(3) Includes a $12.9 million pretax, $7.7 million after-tax charge ($0.38 per share) against income related to the accelerated retirement package for the Company's former president.

(4) Debt includes all interest-bearing debt, including the guaranteed ESOP obligation, and total capitalization includes interest-bearing debt and stockholders' equity.


24