Form 10-K405, Exhibit 13
period 2001-12-31
BARNES GROUP INC
filed 2002-03-22
CIK 9984

                                                                      Exhibit 13

                                              management's discussion & analysis

[Picture]

Our Business

Barnes Group is a diversified international manufacturer of precision metal parts and distributor of industrial supplies. The Company is comprised of three business segments. The Associated Spring segment is a manufacturer of precision mechanical and nitrogen gas springs for the electronics, telecommunications and transportation markets. The Barnes Aerospace segment supplies precision machined and fabricated components and assemblies for commercial and military aircraft and industrial gas turbines, as well as engine component overhaul and repair services in support of the global airline industry. The Barnes Distribution segment, formerly known as Bowman Distribution, is an international distributor of maintenance, repair and operating (MRO) supplies and a provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. It also distributes close-tolerance engineered metal components manufactured principally by Associated Spring. Through these three businesses, Barnes Group helps its customers enhance their competitiveness and responsiveness by realizing the benefits of its manufacturing and logistics management capabilities.

Acquisitions

During the past three years, the Company acquired a number of businesses, which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for $92.2 million. This operation is a major supplier of nitrogen gas springs and manifold systems for the metal forming industries. The nitrogen gas spring business is included in the Associated Spring segment. This strategic acquisition provided Associated Spring with new spring technologies and allows it to continue to develop and expand products, markets and services.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for $63.4 million. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities, increased sales penetration and cost savings opportunities.

In September 2000, the Company purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. (Kratz-Wilde/Apex) for $40.9 million. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This acquisition augments Barnes Aerospace by extending product depth and customer penetration.

In January 2001, the Company acquired Euro Stock Springs & Components Limited (Euro Stock) for $0.7 million. Euro Stock distributes die and other standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution's presence in Europe and added a new sales channel through Euro Stock's catalog.

In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. for approximately $2.5 million. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling, and electrical industries. This bolton acquisition, which helped secure a key brand, is being integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment.

On January 31, 2002, the Company announced it had signed an agreement to acquire substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany from TransTechnology Corporation. The acquired business will expand both the product offerings and geographic scope of the Associated Spring segment. The acquisition is expected to close by the end of the first quarter of 2002. The purchase price of approximately $20 million will be financed with cash held by the Company outside the United States.

Results of Operations

Barnes Group reported record net sales of $769 million in 2001, an increase of $29 million, or 4%, over last year's net sales of $740 million. Net sales growth in 2001 reflected the sharp rise in sales at Barnes Aerospace and sales from the Company's recent acquisitions. This growth was partially offset by a decline in transportation- and telecommunications related sales at Associated Spring and the adverse impact of weak economic conditions on Barnes Distribution's sales. The businesses acquired in 2000 and 2001 provided incremental sales of $61 million in 2001: $1 million to Associated Spring, $34 million to Barnes Aerospace and $26 million to Barnes Distribution. Geographically, domestic sales increased 8% yearover- year, while foreign sales fell 8%. In 2000, Barnes Group net sales were up $118 million, or 19%, over 1999, reflecting both acquisitions and internal

                                                                     -----------
                                                                       P A G E 7
management's discussion & analysis

growth in each of the three businesses. The acquired businesses provided incremental sales of $101 million in 2000: $32 million to Associated Spring, $13 million to Barnes Aerospace and $56 million to Barnes Distribution.

Operating income was $40.3 million in 2001, compared with $62.9 million in 2000. A number of items contributed to the operating income decline. The primary factors were the impact of a weak industrial economy on sales volume and a shift in the overall sales mix to lower-margin business. The $29 million net sales increase comprised $61 million in incremental sales from the 2000 and 2001 acquisitions and a $31 million increase in the existing Aerospace business, which was substantially offset by a $63 million sales decrease in the more profitable Associated Spring and Barnes Distribution businesses. Also impacting operating income were higher personnel costs, specifically health insurance and pension costs. In addition, 2001 operating income reflects the cost of actions aimed at reducing the Company's infrastructure, as well as increased investments in selling, marketing and engineering efforts focused on preparing the Company for the next business upturn. As described in note 13 to the Consolidated Financial Statements, operating income included a $4.8 million pretax charge taken in the fourth quarter of 2001, primarily related to a plant closure and severance costs. Selling and administrative expenses increased $20.5 million in 2001 over 2000, reflecting the fourth quarter charge and the costs attributable to the newly acquired businesses, as well as the continued investment made in the sales, marketing and engineering functions throughout the Company.

While the tragic events of September 11th have created a roadblock for the stalled domestic economy, management believes that the cost reductions and other actions that Associated Spring and Barnes Distribution have executed over the past year will enable them to effectively manage through the current economic conditions. In addition, Barnes Aerospace is taking the appropriate actions necessary to address near-term disruptions in the commercial aircraft market.

Operating income in 2000 increased $16.8 million to $62.9 million, or 37% over 1999. The increase was driven by double-digit sales and profit growth in each of the three businesses. Lower pension expense, which primarily reflects solid investment performance on plan assets, contributed $4.9 million of incremental operating income over the comparable 1999 period. This was offset in part by higher selling and administrative expenses. Selling and administrative expenses increased $37.1 million in 2000, of which $33.6 million is attributable to the newly acquired businesses. Included in operating income in 2000 is a gain of $2.2 million related to the sale of a corporate asset and a $1.7 million charge for integration costs related to the Curtis acquisition.

Segment Review -
Sales and Operating Profit

Associated Spring sales for 2001 were $279 million, down $48 million, or 15%, from record 2000 sales of $327 million. Sales in 1999 were $283 million. Sales at Associated Spring were impacted by lower production rates in the domestic transportation markets and reduced sales of telecommunications and electronics products. These factors impacted both domestic and foreign sales. Sales at Associated Spring's U.S. operations started to contract in late 2000 and continued throughout 2001, reflecting the weakness of the domestic economy. Associated Spring's international sales dropped significantly in the Pacific Rim, where it serves the telecommunications and electronics markets, but continued to grow in Sweden and Brazil. Associated Spring's 2000 sales increased over 1999 on the strength of its U.S. operations and the addition of the nitrogen gas spring business. The 2000 sales increase included both domestic and foreign sales growth. In 2000, sales at Associated Spring's U.S. operations increased, reflecting continued penetration of the electronics and transportation markets and the strength of the domestic economy, particularly in the first half of the year. Additionally, the full-year impact in 2000 of the August 1999 acquisition of the nitrogen gas spring business contributed to sales increases both domestically and internationally.

Associated Spring reported operating profit of $19.4 million in 2001, compared with $44.0 million in 2000 and $33.5 million in 1999. The decrease in 2001 reflects the sales volume decline, and in particular, the significant shortfall in the more profitable electronics business, coupled with costs associated with reducing the business's infrastructure. This was partially offset by lower operating costs based on earlier management actions. Management responded to the decline in the domestic economy by reducing its cost structure beginning late in 2000 and continuing throughout 2001, culminating with the decision to shut down its Texas plant. Retained business from the Texas plant will be transferred to other Associated Spring plants during 2002. The Company expects to incur approximately $1.6 million of additional costs associated with these actions, which will be expensed in 2002. This is expected to be offset by improved earnings beginning in the second half of 2002. The operating profit improvement in 2000 over 1999 reflects a full year of ownership of the nitrogen gas spring business, increased sales to new sectors, higher manufacturing productivity and lower operating expenses.

Barnes Aerospace achieved record sales of $200 million in 2001, up $65 million, or 48%, compared with $135 million in 2000. Sales in 1999 were $121

----------
P A G E 8
                                              management's discussion & analysis

million. Organic sales increased $31 million, or 26%, as Barnes Aerospace continued to penetrate new markets and customers in both the overhaul and repair and original equipment manufacturing businesses. Sales from the Kratz-Wilde/Apex business, acquired in September 2000, increased $34 million year-overyear. Total orders for the year were $216 million, up 26% from $171 million in 2000. Order backlog rose to a year-end record $159 million at December 31, 2001, compared with $145 million at December 31, 2000. The Barnes Aerospace sales increase in 2000 over 1999 included the acquisition of Kratz-Wilde/Apex that added $13 million in sales in 2000.

Barnes Aerospace operating profit was a record $16.4 million in 2001, as compared with $8.0 million in 2000 and $5.3 million in 1999. The increase in 2001 operating profit and margin reflects higher sales volume and benefits from lean manufacturing initiatives. The increase in profits for 2000, compared with 1999, reflects the increased sales volume.

Barnes Distribution sales for 2001 were $298 million, compared with $291 million in 2000 and $230 million in 1999. Sales from the acquired businesses increased $26 million year-over-year. Organic sales from Distribution's other businesses, Raymond and the balance of Barnes Distribution, formerly known as Bowman Distribution, decreased $7 million and $12 million, respectively, reflecting the negative impact of the weak economic conditions in the manufacturing and industrial sectors. The Barnes Distribution 2000 sales increase over 1999 included $56 million from Curtis, which was acquired in May 2000. The remainder of the increase is attributable to higher sales in the North American business. This increase reflects significant improvement in a computerized distribution management system that had negatively impacted customer service and sales in 1999 and early 2000. Customer service was restored to historical levels in mid-2000, which has positively impacted sales volume.

Barnes Distribution operating profit in 2001 was $5.5 million, compared with $12.9 million in 2000 and $9.9 million in 1999. Synergies realized from the integration of Curtis were more than offset by lower profit from the significant decline in other business sales. Although sales increased in total, sales in the more profitable business of Raymond and the former Bowman Distribution were down significantly. The increase in operating profit in 2000 over 1999 reflects the higher sales volume, offset in part by integration costs of $1.7 million related to the acquisition of Curtis.

Other Income/Expense

Other income totaled $3.9 million in 2001, compared with $4.8 million in 2000 and $4.4 million in 1999. The decrease in other income in 2001, compared with 2000, was due to lower equity income from the Company's NASCO joint venture, offset in part by higher net foreign exchange transaction gains. The increase in 2000 over 1999 reflects higher interest income and net foreign exchange transaction gains.

Interest expense and other expenses increased in both 2001 and 2000 as a result of acquisitions. In each year, interest expense increased due to significantly higher borrowings, offset in part, in 2001, by lower average interest rates. Other expenses increased with the additional goodwill amortization associated with the acquisitions.

Income Taxes

The Company's effective tax rate was 18.5% in 2001, compared with 26.6% in 2000 and 33.0% in 1999. The decline in the tax rate in both 2001 and 2000 is due to a significant shift in the overall mix of income to a higher percentage of foreign income, with tax rates lower than the U.S. statutory tax rate.

Net Income and Net Income Per Share

Consolidated net income was $19.1 million in 2001, $35.7 million in 2000, and $28.6 million in 1999. Basic earnings per share was $1.03 for 2001, compared with $1.92 in 2000 and $1.47 in 1999. Diluted earnings per share was $1.01 for 2001, as compared with $1.90 in 2000 and $1.46 in 1999.

Inflation

Management believes that during the 1999-2001 period, inflation did not have a material impact on the Company's financial statements.



Liquidity and Capital Resources

The Company's ability to generate cash from operations in excess of its internal operating needs is one of its financial strengths. Management continues to focus on cash flow and anticipates that operating activities in 2002, combined with aggressive asset management, will provide sufficient cash to take advantage of opportunities for organic business expansion and to meet the Company's current financial commitments.

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

                                                                     -----------
                                                                       P A G E 9
management's discussion & analysis

Operating activities are the principal source of cash flow for the Company, generating $66.9 million in 2001, up from $51.9 million in 2000 and $62.8 million in 1999. The significant increase in operating cash flow was due primarily to significant improvements in working capital, which more than offset the lower operating results. Management continues to stress the need for aggressive cash management and was effective in reducing overall working capital levels in 2001. In 2000, strong operating results contributed significantly to operating cash flow, offset in part by higher investments in working capital and other non-cash income. During the past three years, operating activities provided $181.6 million in cash, which the Company used, in part, to pay dividends to stockholders, repurchase Company stock, fund significant investments in plant and equipment, and partially fund acquisitions.

Investing activities used cash of $26.6 million in 2001, compared with $134.5 million in 2000 and $117.0 million in 1999. The significant cash use in 2000 and 1999 is attributable to the purchases of Curtis and Kratz-Wilde/Apex in 2000 and the purchase of the nitrogen gas spring business in 1999. In 2001, funds used for two bolt-on acquisitions were offset in part by a favorable purchase price adjustment received in 2001 on the Kratz-Wilde/Apex acquisition. The Company's capital spending program focuses on business growth and improvements in productivity and quality. In 2001, capital spending was reduced in response to the economic downturn. The Company does not expect capital spending in 2002 to exceed 2001 levels.

Net cash used by financing activities was $13.8 million in 2001, compared with net cash provided by financing activities of $64.8 million in 2000 and $58.8 million in 1999. Cash of $13.8 million was generated from the sale of a cross-currency debt swap in 2001. The proceeds from this sale, combined with strong operating cash flow, were used in part to pay down debt, fund capital expenditures, pay dividends and repurchase the Company's stock. In 2000 and 1999, the increase in borrowings reflected the issuance of additional long-term debt to fund business acquisitions as well as to supplement cash generated by operating activities. Cash dividends increased in 2001, for the eighth consecutive year, to $0.80 per share. As a result, total cash used to pay 2001 dividends to stockholders was $14.8 million.

The Company has used and will continue to use cash from non-U.S. subsidiaries to fund international cash requirements, including acquisitions when it is cost effective. The repatriation of certain cash balances to the U.S. could have adverse tax consequences; however, those balances are generally available to fund business needs outside the U.S.

To supplement internal cash generation, the Company maintains substantial bank borrowing facilities. At December 31, 2001, the Company had a $150 million revolving credit agreement, of which $40 million was borrowed at an interest rate of 2.45%. Additionally, the Company had $5.5 million in borrowings under uncommitted short-term bank credit lines, at an interest rate of 2.78%. The revolving credit borrowing facility expires in December 2002. Accordingly, borrowings under this facility are classified as current. Management intends to negotiate a new revolving credit agreement in the first half of 2002. The Company believes its credit facilities, coupled with cash generated from operations, are adequate for its anticipated future requirements.

In November 1999, the Company financed a portion of the nitrogen gas spring business acquisition through the issuance of $70 million of private placement Senior Notes. The Notes, placed with seven insurance companies, range in maturity from eight to 11 years and bear an average annual interest rate of 7.75%. The balance of the acquisition purchase price was financed through borrowings under the Company's revolving credit agreement.

In November 2000, the Company financed a portion of the Curtis and Kratz-Wilde/Apex business acquisitions through issuance of $60 million of privately placed Senior Notes with three insurance companies. Although the Notes have an effective interest rate of 9.34%, they are tied to an interest rate swap agreement that effectively converted them to variable-rate debt. These Notes are payable in three equal annual installments beginning in 2006.

Market Risk

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company's financial results could be impacted by changes in interest rates, foreign currency exchange rates and commodity price changes. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not use derivatives for speculative or trading purposes.

The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing while also minimizing the effect of changes in interest rates on near-term earnings. As part of managing its debt portfolio, the Company maintains an interest rate swap agreement to convert its $60 million fixedrate Senior Notes to variable-rate debt. The exchange agreement had a positive impact on 2001 earnings, reducing interest expense by $0.7 million.

-----------
P A G E 10
                                              management's discussion & analysis

The Company's primary interest rate risk is derived from its outstanding variable-rate debt obligations. At December 31, 2001, the result of a hypothetical 1% increase in the average cost of the Company's variable-rate debt, including the interest rate swap agreement, would have decreased pre-tax profit by $1.1 million.

At December 31, 2001, the fair value of the Company's fixed-rate debt was $120.0 million, compared with its carrying amount of $117.2 million. The Company estimates that a 1% decrease in market interest rates at December 31, 2001 would have increased the fair value of the Company's fixed-rate debt to $125.3 million.

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

The currencies of the locations where the Company's business operations are conducted are the U.S. dollar, Singapore dollar, Euro, British pound, Mexican peso, Brazilian real, Canadian dollar, Swedish krona and Chinese renminbi. The Company is exposed primarily to U.S. dollar-denominated financial instruments at its international locations. Based on a 10% adverse movement in all currencies, the potential loss in fair value from the Company's financial instruments at the end of 2001 would have resulted in reducing pretax profit by $2.1 million.

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

Future Accounting Changes

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001, using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and other intangible assets related to business combinations. Goodwill and other intangible assets with indefinite lives will no longer be amortized and instead will be evaluated annually for impairment by comparing the carrying value to the fair value at the reporting unit level. Intangible assets with definitive lives will be amortized over their useful lives. SFAS 142 is effective for acquisitions completed after June 30, 2001, and effective for previous acquisitions on January 1, 2002.

Management is in the process of analyzing and assessing the impact of the adoption of these statements. The Company expects that the adoption of SFAS 142 will have a favorable impact of approximately $3.4 million on net income due to the elimination of goodwill amortization. However, the actual effect of this accounting change on the Company's consolidated results of operations and financial position will be determined upon completion of the impairment evaluation in 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, "which will be effective on January 1, 2002, for the Company. Management believes that adoption of this standard will not have a material impact on the Company's financial position, results of operations or cash flows.

Forward-Looking Statements

This Annual Report may contain certain forwardlooking statements as defined in the Public Securities Litigation and Reform Act of 1995. These forwardlooking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Investors are encouraged to consider these risks and uncertainties as described within the Company's periodic filings with the Securities and Exchange Commission, including the following: the ability of the Company to integrate newly acquired businesses and to realize acquisition synergies on schedule; changes in market demand for the types of products and services produced and sold by the Company; the Company's success in identifying and attracting customers in new markets; the Company's ability to develop new and enhanced products to meet customers' needs on time; changes in economic and political conditions worldwide and in the locations where the Company does business; interest and foreign exchange rate fluctuations; and changes in laws and regulations.


                                                                     -----------
                                                                      P A G E 11
consolidated statements of income


(Dollars in thousands, except per share data)
                                                         ------------
Years ended December 31,                                        2001          2000          1999
--------------------------------------------------------------------------------------------------
Net sales                                                $   768,821   $   740,032   $   622,356

Cost of sales                                                519,536       488,634       424,945
Selling and administrative expenses                          208,965       188,449       151,304
--------------------------------------------------------------------------------------------------
                                                             728,501       677,083       576,249
--------------------------------------------------------------------------------------------------
Operating income                                              40,320        62,949        46,107

Other income                                                   3,890         4,773         4,400


Interest expense                                              16,161        15,140         6,093
Other expenses                                                 4,590         3,992         1,716
--------------------------------------------------------------------------------------------------
Income before income taxes                                    23,459        48,590        42,698
Income taxes                                                   4,338        12,925        14,086
--------------------------------------------------------------------------------------------------
Net income                                               $    19,121   $    35,665   $    28,612
==================================================================================================

Per common share:
      Net income:
         Basic                                           $      1.03   $      1.92   $      1.47
         Diluted                                                1.01          1.90          1.46
      Dividends                                                 0.80          0.79          0.75

Average common shares outstanding:
         Basic                                            18,506,247    18,568,359    19,417,856
         Diluted                                          18,919,968    18,791,227    19,642,755
                                                         ------------


See accompanying notes.

----------
P A G E 12
                                                     consolidated balance sheets

(Dollars in thousands)
                                                                   -------------
December 31,                                                              2001          2000
----------------------------------------------------------------------------------------------
Assets
Current assets
     Cash and cash equivalents                                       $  48,868     $  23,303
     Accounts receivable, less allowances
      (2001 - $3,114; 2000 - $2,720)                                    94,124       107,434
     Inventories                                                        85,721        88,514
     Deferred income taxes                                              16,702        12,647
     Prepaid expenses                                                   11,120         9,450
----------------------------------------------------------------------------------------------
          Total current assets                                         256,535       241,348



Deferred income taxes                                                    5,783        15,010
Property, plant and equipment                                          152,943       163,766
Goodwill                                                               159,836       155,667
Other assets                                                            61,408        61,150
----------------------------------------------------------------------------------------------
Total assets                                                         $ 636,505     $ 636,941
==============================================================================================

Liabilities and Stockholders' Equity
Current liabilities
     Notes payable                                                   $   5,500     $   3,678
     Accounts payable                                                   71,410        62,985
     Accrued liabilities                                                59,118        60,183
     Long-term debt - current                                           47,576             -
----------------------------------------------------------------------------------------------
          Total current liabilities                                    183,604       126,846

Long-term debt                                                         178,365       230,000
Accrued retirement benefits                                             63,610        67,686
Other liabilities                                                       12,089        11,076

Commitments and contingencies (notes 10 and 12)

Stockholders' equity
     Common stock - par value $0.01 per share
       Authorized: 60,000,000 shares
       Issued: 22,037,769 shares at par value                              220           220
     Additional paid-in capital                                         54,874        51,845
     Treasury stock at cost (2001 - 3,576,322 shares;
                             2000 - 3,430,411 shares)                  (76,903)      (69,181)
     Retained earnings                                                 243,369       239,266
     Accumulated other comprehensive income                            (22,723)      (20,817)
----------------------------------------------------------------------------------------------
Total stockholders' equity                                             198,837       201,333
----------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                           $ 636,505     $ 636,941
==============================================================================================
                                                                   -------------

See accompanying notes.

                                                                     -----------
                                                                      P A G E 13
consolidated statements of cash flows

(Dollars in thousands)
                                                                     -----------
Years ended December 31,                                                   2001         2000         1999
-----------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                            $  19,121    $  35,665    $  28,612
Adjustments to reconcile net income
 to net cash provided by operating activities:
     Depreciation and amortization                                       37,045       35,871       30,602
     Loss (gain) on disposition of property,
       plant and equipment                                                2,093       (1,960)        (857)
     Changes in assets and liabilities:
       Accounts receivable                                               11,378        1,087       (1,731)
       Inventories                                                       (3,629)      (7,631)       1,980
       Accounts payable                                                  13,634       (5,415)      17,356
       Accrued liabilities                                               (5,552)       1,026       (9,524)
       Deferred income taxes                                              6,510        5,863        3,655
       Other                                                            (13,700)     (12,649)      (7,296)
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                66,900       51,857       62,797


Investing activities:
Proceeds from disposition of property, plant
 and equipment                                                            1,093        2,744        1,929
Capital expenditures                                                    (22,365)     (26,575)     (27,222)
Business acquisitions, net of cash acquired                              (1,036)    (104,935)     (92,239)
Redemption of short-term investments                                          -            -        2,566
Other                                                                    (4,286)      (5,776)      (2,019)
-----------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                   (26,594)    (134,542)    (116,985)


Financing activities:
Net (decrease) increase in notes payable                                 (1,583)      (5,201)       5,249
Payments on long-term debt                                              (28,000)     (60,000)     (70,000)
Proceeds from the issuance of long-term debt                             22,765      150,000      159,000
Proceeds from the issuance of common stock                                2,845        3,920        1,486
Common stock repurchases                                                 (8,798)      (9,197)     (22,351)
Dividends paid                                                          (14,806)     (14,677)     (14,564)
Proceeds from the sale of debt swap                                      13,766            -            -
-----------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                        (13,811)      64,845       58,820

Effect of exchange rate changes on cash flows                              (930)      (2,489)      (1,206)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         25,565      (20,329)       3,426

Cash and cash equivalents at beginning of year                           23,303       43,632       40,206
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  48,868    $  23,303    $  43,632
===========================================================================================================
                                                                     -----------

See accompanying notes.


----------
P A G E 14

                      Consolidated statements of changes in stockholder's equity

                                                                                             Accumulated
                                                      Additional                                   Other  Guaranteed          Total
                                             Common      Paid-In    Treasury    Retained   Comprehensive        ESOP  Stockholders'
(Dollars in thousands)                        Stock      Capital       Stock    Earnings          Income  Obligation         Equity
------------------------------------------------------------------------------------------------------------------------------------
January 1, 1999                              $  220     $ 49,231   $ (42,893)  $ 204,364       $ (20,043)    $(2,205)     $ 188,674

Comprehensive income:
  Net income                                                                      28,612                                     28,612
  Foreign currency
    translation adjustments                                                            -          (3,844)                    (3,844)
                                                                               ---------       ---------                  ---------
  Comprehensive income                                                            28,612          (3,844)                    24,768
Dividends paid                                                                   (14,564)                                   (14,564)
Common stock repurchases                                             (22,351)                                               (22,351)
Employee stock plans                                         555       1,351         (44)                                     1,862
Guaranteed ESOP obligation                                                                                     2,205          2,205
Income tax benefits on
  unallocated ESOP dividends                                                          20                                         20
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                               220       49,786     (63,893)    218,388         (23,887)          -        180,614


Comprehensive income:
  Net income                                                                      35,665                                     35,665
  Foreign currency
    translation adjustments                                                            -           3,070                      3,070
                                                                               ---------       ---------                  ---------
  Comprehensive income                                                            35,665           3,070                     38,735
Dividends paid                                                                   (14,677)                                   (14,677)
Common stock repurchases                                              (9,197)                                                (9,197)
Employee stock plans                                       2,059       3,909        (110)                                     5,858
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                               220       51,845     (69,181)    239,266         (20,817)          -        201,333

------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                      19,121                                     19,121
  Foreign currency
    translation adjustments                                                            -          (1,244)                    (1,244)
Unrealized losses on hedging activities,
    net of income taxes                                                                -            (662)                      (662)
                                                                               ---------       ---------                  ---------
  Comprehensive income                                                            19,121          (1,906)                    17,215
Dividends paid                                                                   (14,806)                                   (14,806)
Common stock repurchases                                              (8,798)                                                (8,798)
Employee stock plans                                       3,029       1,076        (212)                                     3,893
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                            $  220     $ 54,874   $ (76,903)  $ 243,369       $ (22,723)    $     -      $ 198,837
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                                                     -----------
                                                                      P A G E 15
notes to consolidated financial statements

                                                                       [PICTURE]

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

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, a suspension spring company jointly owned with NHK Spring Co., Ltd., of Japan, under the equity method. Other income in the accompanying income statements includes income of $408, $1,611 and $1,714 for the years 2001, 2000 and 1999, respectively, from the Company's investment in NASCO. The Company received dividends from NASCO totaling $464, $666 and $1,006 in 2001, 2000 and 1999, respectively.

Revenue recognition: Sales and related cost of sales are recognized when products are shipped to customers and title has passed.

Cash and cash equivalents: Cash in excess of operating requirements is invested in short-term, highly liquid, income-producing investments. All highly liquid investments purchased with a maturity of three months or less are cash equivalents. Cash equivalents are carried at fair value.

Inventories: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 77% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is recorded over estimated useful lives, ranging from 20 to 50 years for buildings and three to 17 years for machinery and equipment. The straight-line method of depreciation was adopted for all property, plant and equipment placed in service after March 31, 1999. For property, plant and equipment placed into service prior to April 1, 1999, depreciation is calculated using accelerated methods. The change in accounting principle was made to reflect improvements in the design and durability of machinery and equipment. Management believes that the straight-line method results in a better matching of revenues and costs, and the new method is prevalent in the industries in which the Company operates.

Goodwill: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. Goodwill acquired since 1970 but prior to July 1, 2001, is being amortized on a straight-line basis over 40 years; similar investments for businesses acquired prior to 1970 (approximately $5,200) are not being amortized. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill acquired after June 30, 2001, is not being amortized, as the lives are considered indefinite, and previously acquired goodwill will no longer be amortized effective January 1, 2002. On a periodic basis, the Company estimates future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of goodwill has not been impaired. Goodwill resulting from the 1999 purchase of the nitrogen gas spring business was $70,322. The acquisition in 2000 of Curtis and Kratz-Wilde/Apex resulted in additions to goodwill of $55,598 and $23,370, respectively. Goodwill resulting from 2001 acquisitions was $1,050. At December 31, 2001 and 2000, accumulated goodwill amortization was $18,120 and $13,904, respectively.

Derivatives: The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. The Company is also exposed to fluctuations in interest rates and commodity price changes. These financial exposures are monitored and managed by the Company as an integral part of its risk management program. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign currency exchange rates and does not use derivatives for speculative or trading purposes. The Company also does not use derivatives to manage commodity exposures or hedge its foreign currency net investment exposure.

The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. The accounting for changes in the fair value depends on how the derivative is used and designated. In accordance with the transition provisions of SFAS 133, the Company recorded a $400 gain on January 1, 2001, which was entirely offset by a loss recorded on the re-measurement of underlying balance sheet items. There was no transition adjustment to other comprehensive income.

Foreign currency contracts qualify as fair value hedges of unrecognized firm commitments or cash flow hedges of recognized assets and liabilities or anticipated transactions. Gains and losses on derivatives are recorded directly to earnings or other comprehensive income, depending on the designation. Amounts recorded to other comprehensive income are reclassified to earnings in a manner that matches the earnings impact of the hedged transaction. Any ineffective portion is recorded directly to earnings. The Company's policy for classifying cash flows from derivatives is to report the cash flows consistent with the underlying instrument.

At December 31, 2001, the fair value of derivatives held by the Company was a net asset of $287. Amounts in other comprehensive income expected to be reclassified to earnings within the next year are not material. During 2001, gains or losses related to hedge ineffectiveness were immaterial. Foreign currency transactions gains included in income were $1,874, $1,012 and $752 in 2001, 2000 and 1999, respectively, inclusive of gains and losses on foreign currency derivatives.

-----------
P A G E 16
                                      notes to consolidated financial statements

[PICTURE]

Foreign currency translation: Substantially all of the Company's subsidiaries use the local currency as the functional currency. Assets and liabilities of foreign operations are translated at year-end rates of exchange; revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other comprehensive income within stockholders' equity.

Net income per common share: Earnings per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of all dilutive securities. Shares held by the Retirement Savings Plan are considered outstanding for both basic and diluted earnings per share. For purposes of computing earnings per share, the weighted average number of shares outstanding was increased by 413,721 shares, 222,868 shares and 224,899 shares for 2001, 2000 and 1999, respectively. There are no adjustments to net income for purposes of computing income available to common stockholders for the years ended December 31, 2001, 2000 and 1999.

Comprehensive income: Comprehensive income includes all changes in equity during a period except those resulting from investment by and distributions to stockholders. For the Company, comprehensive income includes net income, foreign currency translation adjustments and deferred gains and losses related to certain derivative instruments.

2. Acquisitions

During the past three years, the Company has acquired a number of businesses, all of which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In August 1999, the Company purchased substantially all of the assets and liabilities of the nitrogen gas spring business of Teledyne Industries, Inc., for $92,239. The nitrogen gas spring business is included in the Associated Spring segment.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for $63,363. Curtis, a distributor of maintenance, repair and operating supplies and high-quality security products, is included in the Barnes Distribution segment.

In September 2000, the Company purchased substantially all of the assets and liabilities of Kratz-Wilde Machine Company and Apex Manufacturing Inc. (Kratz-Wilde/Apex) for $40,938. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. Kratz-Wilde/Apex is included in the Barnes Aerospace business segment.

In January 2001, the Company acquired Euro Stock Springs & Components Limited (Euro Stock) for $708. Euro Stock distributes die and other standard springs through catalogs to customers located primarily in Europe, and is included in the Barnes Distribution segment.

In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling, and electrical industries. The purchase price was approximately $2,500, of which $962 was paid in 2001. This acquisition is being integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment.

On January 31, 2002, the Company announced that it had signed an agreement to acquire substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany from TransTechnology Corporation. The acquired business will expand both the product offerings and geographic scope of the Associated Spring segment. The acquisition is expected to close by the end of the first quarter of 2002. The purchase price of approximately $20,000 will be financed with cash held by the Company outside the United States.

The purchase price has been allocated to tangible and intangible assets and liabilities of the businesses based upon estimates of their respective fair market values. The resulting goodwill, excluding Forward Industries, is being amortized over a 40-year life.

In connection with the Curtis acquisition, the Company incurred certain integration costs. The integration plan includes combining the headquarters functions and consolidating warehousing and distribution networks. As a result, the Company recorded total costs of $9,708, relating primarily to lease consolidation costs, facility closure costs and reductions in personnel. Costs of $7,965 associated with the acquired business are reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. The remaining integration costs of $1,743 are reflected in expenses in 2000. As of December 31, 2001, $5,537 remained as liabilities related primarily to future lease and severance payments.

The following table reflects the operating results of the Company for the years ended December 31, 2000 and 1999, on a pro forma basis, which gives effect to the acquisitions of the three businesses acquired in 1999 and 2000 at the beginning of 1999. The 2001 acquisitions are excluded from the pro forma results due to their relative immateriality. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been effective January 1, 1999; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company's financing arrangements, certain purchase accounting adjustments and related

                                                                     -----------
                                                                      P A G E 17
notes to consolidated financial statements

income tax effects. The pro forma results do not include the effects of synergies and cost reduction initiatives related to the acquisitions.

(Unaudited)                                         2000             1999
--------------------------------------------------------------------------------
Net sales                                       $798,652         $780,042
Income before income taxes                        48,309           44,908
Net income                                        35,449           32,607

Per common share:
 Basic                                          $   1.91         $   1.68
 Diluted                                            1.89             1.66

3. Inventories

Inventories at December 31 consisted of:

                                                --------
                                                    2001             2000
--------------------------------------------------------------------------------
Finished goods                                  $ 51,840         $ 59,665
Work-in-process                                   15,506           13,605
Raw materials and supplies                        18,375           15,244
--------------------------------------------------------------------------------
                                                $ 85,721         $ 88,514
================================================================================
                                                --------

Inventories valued by the LIFO method aggregated $66,092 and $64,422 at December 31, 2001 and 2000, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $13,135 and $13,283 higher at those dates.

4. Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of:

                                                --------
                                                    2001             2000
--------------------------------------------------------------------------------
Land                                            $ 4 ,046         $  4,181
Buildings                                         74,191           73,400
Machinery and equipment                          328,402          322,738
--------------------------------------------------------------------------------
                                                 406,639          400,319
Less accumulated depreciation                    253,696          236,553
--------------------------------------------------------------------------------
                                                $152,943         $163,766
================================================================================
                                                --------

Depreciation expense was $30,008, $30,314 and $27,606 for 2001, 2000 and 1999,
respectively.

5. Accrued Liabilities

Accrued liabilities at December 31 consisted of:

                                                --------
                                                    2001             2000
--------------------------------------------------------------------------------
Payroll and other compensation                  $ 13,503         $ 19,909
Postretirement/postemployment benefits             9,283            7,949
Other                                             36,332           32,325
--------------------------------------------------------------------------------
                                                $ 59,118         $ 60,183
================================================================================
                                                --------

-----------
P A G E 18
                                      notes to consolidated financial statements

6. Debt and Commitments

Long-term debt at December 31 consisted of:

                                          ----------------------
                                                     2001              2000
--------------------------------------------------------------------------------
                                            Carrying       Fair    Carrying
                                              Amount      Value      Amount
--------------------------------------------------------------------------------
9.47% Notes                                $     --    $     --    $  6,154
7.13% Notes                                  25,000      25,318      25,000
7.66% Notes                                  24,500      25,717      24,500
7.80% Notes                                  45,500      46,738      45,500
9.34% Notes, including interest swap         61,741      68,488      60,000
2.15% Notes                                  22,200      22,267          --
Revolving Credit                             40,000      40,000      50,000
Industrial Revenue Bond                       7,000       7,000       7,000
Borrowings under lines of credit                 --          --      11,846
--------------------------------------------------------------------------------
                                            225,941     235,528     230,000
Less current maturities                     (47,576)    (47,576)         --
--------------------------------------------------------------------------------
Total                                      $178,365    $187,952    $230,000
================================================================================
                                          ----------------------

The 9.47% Notes matured on September 16, 2001. The 7.13% Notes are payable in four equal annual installments of $6,250 beginning on December 5, 2002. The 7.66% Notes are payable in 2007. The 7.80% Notes are payable in three equal annual installments beginning in 2008. The 9.34% Notes are payable in three equal installments beginning in 2006.

In July 2001, the Company borrowed Yen 3,000 million, under a term loan facility with The Development Bank of Singapore Limited. The loan is payable in nine semi-annual installments of Yen 87.3 million that began on December 28, 2001, with a balloon payment of Yen 2,214.3 million due June 30, 2006. The borrowing has a stated interest rate of 2.15%. In connection with the yen borrowing, the Company entered into a series of forward currency exchange contracts, a form of derivative, that effectively convert the yen principal payments to Singapore dollar payments. The forward contracts are cash flow hedges. The effective interest rate of the borrowing is 5.5%. Proceeds from this borrowing were used, in part, to repay borrowings under the Company's revolving credit agreement. The fair value of the forward contracts was approximately ($1,534) at December 31, 2001.

The fair values of the Notes are determined using discounted cash flows based upon the Company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market values.

The Company has a revolving credit agreement with five banks that allows borrowings up to $150,000 under notes due December 6, 2002. A fee of 0.115% per annum is paid on the unused portion of the commitments. The Company had $40,000 borrowed under this agreement at an interest rate of 2.45% at December 31, 2001. The Company's revolving credit agreement will mature on December 6, 2002. Borrowings under the revolving credit agreement are recorded in the current portion of long-term debt. The Company intends to negotiate a new revolving credit agreement in the first half of 2002. The Company also has available approximately $25,000 in uncommitted short-term bank credit lines, of which $5,500 and $15,000 was in use at December 31, 2001 and 2000, respectively. The interest rates on these borrowings were 2.78% and 7.7% at December 31, 2001 and 2000, respectively.

The Industrial Revenue Bond, due in 2008, has a variable interest rate. The interest rate on this borrowing was 1.80% and 5.10% at December 31, 2001 and 2000, respectively.

The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing and mitigate fluctuations in interest rates. Interest rate fluctuations result in changes in the market value of the Company's fixed-rate debt. In July 2001, the Company entered into an interest rate swap agreement, a form of derivative. The swap effectively converts $60,000 of 9.34% fixed-rate Senior Notes to variable-rate debt equal to LIBOR plus 276 basis points. The effective rate of the borrowing was 4.91% on December 31, 2001. This interest rate contract is a fair value hedge, which is effective in offsetting fluctuations in the fair value of the debt instrument. The gains and losses on the interest rate contract are recorded to earnings and are offset by gains and losses recorded on the re-measurement of the underlying debt. The fair value of the swap is determined based upon current market prices and was approximately $1,741 at December 31, 2001.

Long-term debt, excluding the fair value of the swap, is payable as follows:
$7,576 in 2003, $7,576 in 2004, $7,576 in 2005, $36,896 in 2006 and $117,000
thereafter.

In March 2001, the Company terminated its $70,000 cross-currency exchange agreement dated September 21, 2000. This agreement converted U.S. dollar-denominated interest and principal liabilities into Swedish krona-denominated liabilities at a fixed interest rate during the agreement period. The Company received a payment of $13,766 at termination. The payment represented the fair value of the foreign currency swap at the time of termination. The accumulated adjustment to the carrying value of the debt is being amortized in accordance with the terms of the underlying debt.

                                                                    -----------
                                                                     P A G E 19
notes to consolidated financial statements

In addition, the Company had outstanding letters of credit totaling $2,991 at December 31, 2001.

Certain of the Company's debt arrangements contain requirements as to maintenance of minimum levels of cash flow, working capital and net worth, and place certain net worth restrictions on dividend payments and acquisitions of the Company's common stock. The most restrictive covenants include a fixed charge coverage covenant and a net worth covenant. Under the most restrictive net worth covenant in any agreement, $17,224 was available for dividends or acquisitions of common stock at December 31, 2001.

Interest paid was $16,076, $17,945 and $5,505 in 2001, 2000 and 1999, respectively. Interest capitalized was $163, $188 and $264 in 2001, 2000 and 1999, respectively, and is being depreciated over the lives of the related fixed assets.


7. Income Taxes

The components of income before income taxes and the income tax provision follow:

                                           -----------
                                               2001             2000             1999
-------------------------------------------------------------------------------------------
Income before income taxes:
        U.S.                                $  2,368          $ 19,763          $ 27,585
        International                         21,091            28,827            15,113
-------------------------------------------------------------------------------------------
                                            $ 23,459          $ 48,590          $ 42,698
===========================================================================================
Income tax provision:
        Current:
         U.S. -- federal                    $ (3,407)         $  2,353          $  5,233
         U.S. -- state                          (713)              674               529
         International                         3,699             4,035             4,669
-------------------------------------------------------------------------------------------
                                                (421)            7,062            10,431
-------------------------------------------------------------------------------------------
        Deferred:
         U.S. -- federal                       4,470             3,726             2,973
         U.S. -- state                         1,121               683             1,109
         U.S. -- state rate reduction             --             1,181                --
         International                          (832)              273              (427)
-------------------------------------------------------------------------------------------
                                               4,759             5,863             3,655
-------------------------------------------------------------------------------------------
                                            $  4,338          $ 12,925          $ 14,086
===========================================================================================
                                           -----------

Deferred income tax assets and liabilities at December 31 consisted of the tax effects of temporary differences related to the following:

                                             Assets                       Liabilities
-------------------------------------------------------------------------------------------
                                        2001            2000            2001          2000
-------------------------------------------------------------------------------------------
Allowance for doubtful accounts     $    756        $    780         $   --        $   --
Depreciation and amortization         (9,023)         (5,447)          2,930         3,506
Inventory valuation                    7,472           7,168             782           983
Postretirement/postemployment costs   23,325          24,676            (249)         (306)
Foreign tax loss carry-forwards       10,762          10,062             --            --
Other                                 (2,883)         (1,898)          3,293         3,476
-------------------------------------------------------------------------------------------
                                      30,409          35,341           6,756         7,659
Valuation allowance                   (7,924)         (7,684)            --            --
-------------------------------------------------------------------------------------------
                                    $ 22,485        $ 27,657         $ 6,756       $ 7,659
===========================================================================================

Current deferred income taxes       $ 16,702        $ 12,647         $   688       $ 1,062
Noncurrent deferred income taxes       5,783          15,010           6,068         6,597
-------------------------------------------------------------------------------------------
                                    $ 22,485        $ 27,657         $ 6,756       $ 7,659
===========================================================================================
                                   ----------                      -----------

The deferred income tax assets will be realized through reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. The tax loss carry-forwards of $26,634 have remaining carry-forward periods ranging from 3 years to unlimited. The Company has tax credit carry-forwards of $2,296 with remaining carry-forward periods ranging from one to 10 years.

-----------
P A G E 20
                                      notes to consolidated financial statements

The Company has not recognized deferred income taxes on $145,793 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                              ----------
                                                 2001       2000       1999
--------------------------------------------------------------------------------
U.S. federal statutory income tax rate           35.0%      35.0%      35.0%
State taxes (net of federal benefit)              1.1        1.8        2.5
State tax rate reduction                           --        1.6         --
Foreign losses without tax benefit                3.6        0.8        1.2
Tax on foreign operations                       (22.8)     (12.7)      (3.7)
NASCO equity income                               0.1       (0.5)      (0.9)
Foreign sales corporation                        (1.5)      (0.9)      (0.8)
ESOP dividend                                      --         --       (1.2)
Other                                             3.0        1.5        0.9
--------------------------------------------------------------------------------
Consolidated effective income tax rate           18.5%      26.6%      33.0%
================================================================================
                                              ----------

Income taxes paid, net of refunds, were $2,046, $7,165 and $15,781 in 2001, 2000 and 1999, respectively.

8.  Common Stock

In 2001, 2000 and 1999, 290,591 shares, 351,237 shares and 105,189 shares, respectively, of common stock were issued from treasury for the exercise of stock options, various other incentive awards and purchases by the Employee Stock Purchase Plan. In 2001, 2000 and 1999, the Company acquired 436,502 shares, 594,406 shares and 1,090,014 shares, respectively, of the Company's common stock at a cost of $8,798, $9,197 and $22,351, respectively. These amounts exclude shares issued and reacquired in connection with certain cashless exercises under the Company's stock option plans. These reacquired shares were placed in treasury.

In December 1996, the Company adopted a new shareholder rights plan. Under the plan, each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, for $200. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The Rights are generally redeemable at $0.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the Company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition of 35% or more of the outstanding shares of the Company's common stock, the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

9.  Preferred Stock

At December 31, 2001 and 2000, the Company had 3,000,000 shares of preferred stock authorized, none of which was outstanding.

10. Stock Plans

Most U.S. salaried and non-union hourly employees are eligible to participate in the Company's 401(k) plan. Effective April 1, 2001, the 401(k) plan, previously called the Barnes Group Inc. Guaranteed Stock Plan (GSP), was amended and renamed the Barnes Group Inc. Retirement Savings Plan (RSP). The RSP continues to provide for the investment of employer and employee contributions in the Company's common stock and also provides other investment alternatives for employee contributions. Employee contributions to the RSP for investment in the Company's common stock after March 31, 2001, are no longer guaranteed a minimum rate of return. However, the Company continues to guarantee a minimum rate of return on certain pre-April 1, 2001, assets of the plan. This guarantee will become a liability for the Company only if, and to the extent that, the value of the related Company stock does not cover the guaranteed asset value when an employee withdraws from the plan. At December 31, 2001, the value of the Company's guarantee on these assets was $44 based on the Company's December 31, 2001, closing stock price of $23.99 per share.

The GSP was a leveraged ESOP until mid-1999. In 1989, the GSP purchased 1,737,930 shares of the Company's common stock at a cost of $21,000, using the proceeds of a loan guaranteed by the Company. These shares were held in trust and were issued to employees' accounts in the GSP until the loan was repaid in mid-1999. The loan interest was based on LIBOR and generated interest

                                                                     -----------
                                                                     P A G E  21
notes to consolidated financial statements

costs of $32 in 1999. Contributions and certain dividends received were used in part by the GSP to service its debt. Contributions included both employee contributions and Company contributions. The Company contributions were equal to the amount required by the GSP to pay the principal and interest due under the GSP loan plus that required to purchase any additional shares required to be allocated to participant accounts, less the sum of participant contributions and dividends received by the GSP.

Now that the RSP is no longer leveraged, the Company contributes an amount equal to 50% of employee contributions up to 6% of eligible compensation plus any guarantee payment. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The GSP used $1,012 of Company dividends for debt service in 1999. The Company expenses all contributions made to the RSP. The Company recognized expense of $3,560, $2,295 and $1,115 in 2001, 2000 and 1999, respectively. As of December 31, 2001, the RSP held 3,430,212 shares of the Company's common stock.

The Company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to the lesser of $25,000 or 10% of base compensation deducted from payroll for the purchase of the Company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 62,691, 75,052 and 62,868 in 2001, 2000 and 1999,
respectively. As of December 31, 2001, 319,268 additional shares may be purchased.

The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers, directors and key employees in the form of stock options, restricted stock awards and other long-term incentive vehicles. Options granted under the 1991 Plan that terminate without being exercised become available for future grants. As of December 31, 2001 and 2000, there were 634,392 shares and 583,328 shares, respectively, available for future grant under the 1991 Plan. A maximum of 2,007,572 common shares are subject to issuance under this plan after December 31, 2001.

On April 12, 2000, the Company's stockholders approved the Barnes Group Inc. Employee Stock and Ownership Program (2000 Plan). Effective February 1, 2000, the 2000 Plan permitted the granting of stock options, restricted stock awards, and other long-term incentive vehicles, to eligible participants including directors and eligible employees to purchase up to 2,500,000 shares of the Company's common stock. Such shares have been authorized and reserved. Options granted under the 2000 Plan that terminate without being exercised become available for future grants. As of December 31, 2001 and 2000, there were 330,880 and 1,536,399 shares, respectively, available for future grants under the 2000 Plan. A maximum of 2,428,602 common shares are subject to issuance under this plan after December 31, 2001.

Compensation cost related to these plans was $1,974, $798 and $610 in 2001, 2000 and 1999, respectively. The Company recorded, in additional paid-in capital, tax benefits related to stock options of $650, $776 and $40 in 2001, 2000 and 1999, respectively.

In 1998, 60,000 incentive units and 75,000 stock options were granted outside of the 1991 Plan. The options are included in the tables below.

Data relating to options granted under these plans follow:

                               ------------------------
                                          2001                           2000                            1999
----------------------------------------------------------------------------------------------------------------------
                                               Average                         Average                         Average
                                   Number     Exercise             Number     Exercise             Number     Exercise
                                of Shares        Price          of Shares        Price          of Shares        Price
----------------------------------------------------------------------------------------------------------------------
Outstanding, January 1          2,471,992       $19.74          1,808,775       $20.70          1,238,587       $22.39
Granted                         1,447,681       $18.81          1,207,622       $16.88            827,820       $19.20
Exercised                         379,435       $17.11            324,036       $12.75             24,727       $18.96
Cancelled                         165,446       $20.33            220,369       $22.22            232,905       $24.57
----------------------------------------------------------------------------------------------------------------------
Outstanding, December 31        3,374,792       $19.61          2,471,992       $19.74          1,808,775       $20.70
======================================================================================================================
Exercisable, December 31        1,388,325       $21.34            899,926       $21.36            696,965       $18.91
======================================================================================================================
                               ------------------------

The following table summarizes information about stock options outstanding at December 31, 2001:

--------------------------------------------------------------------------------------------------------------
                          Options Outstanding                                            Options Exercisable
--------------------------------------------------------------------------------------------------------------
          Range of                           Average           Average                                 Average
          Exercise       Number            Remaining          Exercise                   Number       Exercise
             Price    of Shares         Life (Years)             Price                of Shares          Price
--------------------------------------------------------------------------------------------------------------
        $10 to $18      901,929                 7.68            $16.19                  383,670         $15.79
        $18 to $20    1,589,068                 8.56            $18.60                  261,007         $19.44
        $20 to $31      883,795                 6.84            $24.92                 743,648         $24.87
--------------------------------------------------------------------------------------------------------------

-----------
P A G E  22
                                      notes to consolidated financial statements


Restricted stock awards under the 1991 and 2000 Plans entitle the holder to receive, without payment, one share of the Company's common stock after the expiration of the vesting period. Certain awards are also subject to the satisfaction of established performance goals. Additionally, holders of restricted stock awards are credited with dividend equivalents, which are converted into additional restricted stock awards. All awards have up to a five-year vesting period. In 2001, 158,000 awards were granted; 10,330 awards were credited to holders for dividend equivalents; 129,276 awards, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 28,846 awards were forfeited. As of December 31, 2001, there were 264,975 awards outstanding.

Under the Non-Employee Director Deferred Stock Plan each non-employee director is awarded 6,000 shares of the Company's common stock upon retirement. There were 6,000 and 12,000 shares issued to new directors in 2001 and 2000, respectively. No shares were issued in 1999. Additionally, 6,000 shares were cancelled in 1999. There are 48,000 shares reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 4,803,442 at December 31, 2001.

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                        ---------
                                           2001            2000         1999
--------------------------------------------------------------------------------
Net income:
As reported                              $19,121         $35,665      $28,612
Pro forma                                 15,386          32,988       27,053

Basic earnings per share:
As reported                              $  1.03         $  1.92      $  1.47
Pro forma                                    .83            1.78         1.39

Diluted earnings per share:
As reported                              $  1.01         $  1.90      $  1.46
Pro forma                                    .81            1.76         1.38
                                        ---------

The fair value of each stock option grant on the date of grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                        ---------
                                           2001            2000         1999
--------------------------------------------------------------------------------
Risk-free interest rate                    4.84%           6.65%        5.35%
Expected life                            5 years         5 years      6 years
Expected volatility                          35%             30%          30%
Expected dividend yield                    3.40%           3.57%        3.54%
                                        ---------

The weighted-average grant date fair values of options granted during 2001, 2000 and 1999 were $4.77, $4.44 and $5.07, respectively. For option grants made pursuant to reload provisions, the expected life is one year.

11.  Pension and Other Postretirement Benefits

Defined benefit pension plans cover a majority of the Company's worldwide employees at Associated Spring, its Executive Office, and a substantial portion of the employees at Barnes Distribution. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The Company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets consist primarily of common stocks and fixed income investments, including 384,048 shares of Company stock. Additionally, the Company has a defined contribution plan covering employees of Barnes Aerospace and certain field sales employees of Barnes Distribution's U.S. operation. Company contributions under this plan are based primarily on the performance of the business units and employee compensation. Contribution expense under this plan was $1,803, $1,447 and $1,292 in 2001, 2000 and 1999, respectively.

The Company provides certain other medical, dental and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company's practice to fund these benefits as incurred.

                                                                     -----------
                                                                     P A G E  23
notes to consolidated financial statements


A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:

                                                          Pensions              Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------------
                                                    2001            2000           2001           2000
-------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1                   $245,250        $231,167        $73,676        $60,321
Service cost                                       7,436           6,264            562            481
Interest cost                                     18,224          17,707          5,114          5,148
Amendments                                            --             232             --             --
Actuarial loss                                    11,013           4,855            848         12,519
Benefits paid from plan assets                   (16,612)        (15,719)        (8,083)        (6,510)
Acquisition                                           --           2,048             --          1,747
Foreign exchange rate changes                     (1,050)         (1,304)           (57)           (30)
-------------------------------------------------------------------------------------------------------------

Benefit obligation, December 31                 $264,261        $245,250        $72,060        $73,676
=============================================================================================================

Projected benefit obligations related to
 plans with benefit obligations in excess
 of assets                                      $ 20,603        $ 12,204        $72,060        $73,676
=============================================================================================================
                                               ----------                      ---------


A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

                                                          Pensions
---------------------------------------------------------------------------
                                                    2001            2000
---------------------------------------------------------------------------
Fair value of plan assets, January 1            $324,370        $344,447
Actual return on plan assets                        (246)         (4,610)
Company contributions                                821             292
Plan participants' contributions                     138             120
Benefits paid                                    (16,612)        (15,719)
Foreign exchange rate changes                     (1,236)         (2,014)
Acquisition                                           --           1,854
---------------------------------------------------------------------------
Fair value of plan assets, December 31          $307,135        $324,370
---------------------------------------------------------------------------
Assets related to plans with benefit
 obligations in excess of plans assets          $  7,705        $  1,808
===========================================================================
                                               ----------      ----------

A reconciliation of the funded states of the plans with the amount recognized in the accompanying balance sheets is set forth below:

                                                          Pensions              Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------------
                                                    2001            2000           2001           2000
-------------------------------------------------------------------------------------------------------------
Funded status                                   $ 42,874        $ 79,120        $(72,060)      $(73,676)
Adjustments for unrecognized:
Net (gains) losses                               (24,888)        (66,668)         13,486         12,862
Prior service costs (benefits)                     5,365           6,171          (2,245)        (3,531)
Net asset at transition                             (292)           (758)             --             --
-------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                  $ 23,059        $ 17,865        $(60,819)      $(64,345)
=============================================================================================================
                                               ----------                      -----------

At December 31, 2001, the prepaid pension benefit cost consisted of $34,421 in other assets, $1,082 in accrued liabilities and $10,280 in accrued retirement benefits. At December 31, 2000, the prepaid pension benefit cost consisted of $220 in prepaid expenses, $27,135 in other assets, $430 in accrued liabilities and $9,060 in accrued retirement benefits.

Pension deferred gains and losses that fall outside of a 10% corridor are amortized over 8.7 years or the remaining average service life of active participants, whichever is shorter.

-----------
P A G E  24
                                      notes to consolidated financial statements


Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:

--------------------------------------------------------------------------------
                                                     2001       2000      1999
--------------------------------------------------------------------------------
Weighted average discount rate                       7.25%      7.75%     8.00%
Long-term rate of return on plan assets              9.75%      9.75%     9.75%
Increase in compensation                             4.50%      4.75%     4.75%
================================================================================
                                                   ---------

Pension and other postretirement benefit expenses consisted of the following:

                                                                Pensions                   Other Postretirement Benefits
--------------------------------------------------------------------------------------------------------------------------
                                                    2001          2000         1999        2001        2000        1999
--------------------------------------------------------------------------------------------------------------------------
Service cost                                   $   7,436     $   6,264    $   6,218    $    562    $    481    $    629
Interest cost                                     18,224        17,707       16,944       5,114       5,148       4,445
Expected return on plan assets                   (29,130)      (27,601)     (24,441)         --          --          --
Amortization of transition assets                   (442)       (1,636)      (1,643)         --          --          --
Recognized (gains) losses                         (2,934)       (3,420)        (753)        253         144          45
Prior service cost (benefits)                      1,096         1,113        1,048      (1,320)     (1,321)     (1,355)
--------------------------------------------------------------------------------------------------------------------------
Benefit (credit) cost                          $  (5,750)    $  (7,573)   $  (2,627)   $  4,609    $  4,452    $  3,764
==========================================================================================================================
                                              ------------                            -----------

The Company's accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 10% in 2001, decreasing gradually to an ultimate amount of 5% in 2006. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligations by approximately $2,272 at December 31, 2001, and would have increased the 2001 aggregate of the service and interest cost components of postretirement benefit expense by approximately $166. A one percentage point decrease in the assumed healthcare cost trend rate would decrease the accumulated postretirement benefit obligations by approximately $2,192 at December 31, 2001, and would have decreased the 2001 aggregate of the service and interest cost components of postretirement benefit expense by approximately $160.


12. Leases

The Company has various noncancellable operating leases for buildings, office space and equipment. Capital leases were not significant. Rent expense was $9,942, $9,127 and $7,712 for 2001, 2000 and 1999, respectively. Minimum rental commitments under noncancellable leases in years 2002 through 2006 are $7,703, $6,549, $5,428, $4,393 and $3,860, and $5,827 thereafter.


13. Information on Business Segments

The Company's reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments, as follows:

Associated Spring manufactures precision mechanical and nitrogen gas springs, manifold systems and other close-tolerance engineered metal components, principally for the electronics, telecommunications and transportation markets. Associated Spring's custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico, Singapore and China.

Barnes Aerospace supplies precision machined and fabricated components and assemblies for the aerospace and industrial gas turbine industries. Additionally, it refurbishes jet engine components for many of the world's commercial airlines and the military. Barnes Aerospace's operations are primarily in the U.S., with additional locations in Europe and Singapore. Its markets are located primarily in the U.S., Europe and Asia.

Barnes Distribution distributes fast-moving, consumable repair and replacement products for industrial, heavy equipment and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components principally manufactured by Associated Spring. Barnes Distribution, formerly known as Bowman Distribution, was formed from the combination of the Curtis acquisition and Bowman Distribution. Barnes Distribution's operations and markets are located primarily in the U.S., with additional locations in Canada, Europe, Asia, Mexico and Brazil.

The Company evaluates the performance of its reportable segments based on the operating profit of the respective businesses, which includes net sales, cost of sales, selling and administrative expenses and certain components of other income and other expenses, as well as the allocation of corporate overhead expenses.

                                                                     -----------
                                                                     P A G E  25
notes to consolidated financial statements

The equity income from the Company's investment in the NASCO joint venture is incorporated into the segment results of Associated Spring. Sales among the business segments and among the geographic areas in which the businesses operate are accounted for on the same basis as sales to unaffiliated customers. Additionally, revenues are attributed to countries based on location of manufacturing or distribution facilities.

During the fourth quarter of 2001, the Company recorded pre-tax charges of $4,842, primarily in the Associated Spring segment, related to actions aimed at reducing the Company's infrastructure in light of ongoing weak economic conditions. These charges also included costs to realign the management of the sales organization at Barnes Distribution. These charges included $1,248 for severance and related employee termination costs, $2,618 for asset write-downs and $976 for facility exit costs. The actions include closing an Associated Spring plant in Texas and transferring certain retained business to other Associated Spring plants in 2002.

These charges include $179 recorded in cost of sales and $4,663 in selling and administrative expenses, and relate to net workforce reductions of approximately 122 salaried and hourly employees, the elimination of approximately 128,500 square feet of facilities and the disposal of assets.

The following tables set forth information about the Company's operations by its three reportable business segments and by geographic area.

Operations by Reportable Business Segment

(Dollars in millions)
                                    Associated          Barnes          Barnes                          Total
Revenues                                Spring       Aerospace    Distribution            Other           BGI
----------------------------------------------------------------------------------------------------------------
2001                                    $279.2          $200.4          $298.4          $ (9.2)        $768.8
2000                                     327.3           135.1           291.1           (13.5)         740.0
1999                                     282.6           121.3           230.4           (11.9)         622.4
Operating profit
----------------------------------------------------------------------------------------------------------------
2001                                    $ 19.4          $ 16.4          $  5.5          $   --         $ 41.3
2000                                      44.0             8.0            12.9              --           64.9
1999                                      33.5             5.3             9.9              --           48.7
Assets
----------------------------------------------------------------------------------------------------------------
2001                                    $244.1          $141.4          $171.5          $ 79.5         $636.5
2000                                     273.6           130.1           178.6            54.6          636.9
1999                                     260.6            79.7            94.8            81.2          516.3
Depreciation and amortization
----------------------------------------------------------------------------------------------------------------
2001                                    $ 16.8          $  9.7          $  9.9          $  0.6         $ 37.0
2000                                      17.8             8.6             9.0             0.5           35.9
1999                                      16.5             7.8             6.0             0.3           30.6
Capital expenditures
----------------------------------------------------------------------------------------------------------------
2001                                    $  8.7          $  7.5          $  6.0          $  0.2         $ 22.4
2000                                      14.2             4.2             5.5             2.7           26.6
1999                                       9.8             7.1             9.4             0.9           27.2

Notes:
In 2001, one customer accounted for 13% of the Company's total revenues. In 2000 and 1999, sales from any one customer did not exceed 10% of the Company's total revenues. "Other" revenues represent intersegment sales, the majority of which are sales by Associated Spring to Barnes Distribution. The operating profit of Associated Spring includes income from its equity investment in NASCO of $0.4 million, $1.6 million and $1.7 million in 2001, 2000 and 1999, respectively.

The assets of Associated Spring include the NASCO investment of $9.4 million, $10.0 million and $9.5 million in 2001, 2000 and 1999, respectively. "Other" assets include corporate-controlled assets, the majority of which are cash and deferred tax assets.

-----------
P A G E 26
                                      notes to consolidated financial statements


A reconciliation of the total reportable segments' operating profit to income before income taxes follows:

                                     ----------
                                         2001          2000         1999
---------------------------------------------------------------------------
Operating profit                       $ 41.3         $ 64.9       $ 48.7
Interest income                           0.9            1.5          1.0
Interest expense                        (16.2)         (15.1)        (6.1)
Other expense                            (2.5)          (2.7)        (0.9)
---------------------------------------------------------------------------

Income before income taxes             $ 23.5         $ 48.6       $ 42.7
===========================================================================
                                     ----------

Operations by Geographic Area

(Dollars in millions)

Revenues                     Domestic        International       Intergeographical        Total BGI
====================================================================================================
2001                          $625.7             $172.2               $(29.1)               $768.8
2000                           580.6              186.3                (26.9)                740.0
1999                           488.2              147.0                (12.8)                622.4
====================================================================================================

Long-lived assets
----------------------------------------------------------------------------------------------------
2001                          $266.4             $107.8               $   --                $374.2
2000                           262.4              118.2                   --                 380.6
1999                           164.5              109.1                   --                 273.6
====================================================================================================

Notes:

International sales derived from any one country did not exceed 10% of the Company's total revenues. Intergeographical sales are equally distributed between domestic and international.


Report of Independent Accountants                PricewaterhouseCoopers [LOGO]

To the Board of Directors and Stockholders of Barnes Group Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
January 30, 2002

                                                                     -----------
                                                                      P A G E 27
quarterly data (unaudited)


                                                     First          Second           Third          Fourth             Full
(Dollars in millions, except per share data)       Quarter         Quarter         Quarter         Quarter             Year
---------------------------------------------------------------------------------------------------------------------------------
2001
Net sales                                        $   199.3       $   199.5       $   186.5       $   183.5        $   768.8
Gross profit*                                         66.7            65.6            61.3            55.7            249.3
Operating income                                      13.8            13.4            11.6             1.5             40.3
Net income                                             7.3             6.9             5.7            (0.8)            19.1

Per common share:
Net income:
  Basic                                               0.39            0.37            0.31           (0.04)            1.03
  Diluted                                             0.39            0.36            0.30           (0.04)            1.01
Dividends                                             0.20            0.20            0.20            0.20             0.80
Market prices (high-low)                         $21.00-18.00    $24.70-18.25    $24.80-19.48    $24.94-19.20     $24.94-18.00
---------------------------------------------------------------------------------------------------------------------------------
2000
Net sales                                        $   173.0       $   188.5       $   190.6       $   187.9        $   740.0
Gross profit*                                         56.7            65.6            67.0            62.1            251.4
Operating income                                      15.8            16.1            17.0            14.0             62.9
Net income                                             9.4             9.1             9.3             7.9             35.7

Per common share:
Net income:
  Basic                                               0.51            0.49            0.50            0.42             1.92
  Diluted                                             0.50            0.49            0.49            0.41             1.90
Dividends                                             0.19            0.20            0.20            0.20             0.79
Market prices (high-low)                         $16.50-12.00    $18.25-14.63    $20.25-16.44    $22.38-17.63     $22.38-12.00
=================================================================================================================================

* Sales less cost of sales.

Note: The fourth quarter of 2001 includes a pre-tax charge of $4.8 million primarily related to a plant closure and severance costs.

-----------
P A G E 28
                                                         selected financial data

                                                       ----------
                                                           2001         2000          1999        1998(3)       1997
========================================================================================================================
Per common share (1)(2)
Net Income
------------------------------------------------------------------------------------------------------------------------
  Basic                                               $    1.03    $    1.92     $    1.47   $    1.72     $    2.00
------------------------------------------------------------------------------------------------------------------------
  Diluted                                                  1.01         1.90          1.46        1.69          1.96
------------------------------------------------------------------------------------------------------------------------
Dividends paid                                             0.80         0.79          0.75        0.69          0.65
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (at year-end)                        10.77        10.82          9.58        9.51          8.97
------------------------------------------------------------------------------------------------------------------------
Stock price (at year-end)                                 23.99        19.88         16.31       29.25         22.75

========================================================================================================================
For the year (in thousands)
Net sales                                             $ 768,821    $ 740,032     $ 622,356   $ 651,183     $ 642,660
------------------------------------------------------------------------------------------------------------------------
Operating income                                         40,320       62,949        46,107      55,279        65,031
------------------------------------------------------------------------------------------------------------------------
  As a percent of sales                                     5.2%         8.5%          7.4%        8.5%         10.1%
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                            $  23,459    $  48,590     $  42,698   $  54,663     $  64,502
------------------------------------------------------------------------------------------------------------------------
Income taxes                                              4,338       12,925        14,086      20,169        24,079
------------------------------------------------------------------------------------------------------------------------
Net income                                               19,121       35,665        28,612      34,494        40,423
------------------------------------------------------------------------------------------------------------------------
  As a percent of average stockholders' equity              9.5%        19.1%         15.4%       18.4%         23.4%
------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                         $  37,045    $  35,871     $  30,602   $  28,431     $  28,123
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     22,365       26,575        27,222      34,571        33,398
------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding -- basic               18,506       18,568        19,418      20,096        20,237

========================================================================================================================
Year-end financial position (in thousands)
Working capital                                       $  72,931    $ 114,502     $ 103,165   $ 106,884     $ 113,092
------------------------------------------------------------------------------------------------------------------------
Current ratio                                          1.4 to 1     1.9 to 1      1.9 to 1    2.1 to 1      2.3 to 1
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                         $ 152,943    $ 163,766     $ 145,105   $ 139,247     $ 133,830
------------------------------------------------------------------------------------------------------------------------
Total assets                                            636,505      636,941       516,282     418,904       407,978
------------------------------------------------------------------------------------------------------------------------
Long-term debt /(4)/                                    225,941      230,000       140,000      51,000        62,205
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    198,837      201,333       180,614     188,674       180,859
------------------------------------------------------------------------------------------------------------------------
Debt as a percent of total capitalization /(5)/            53.8%        54.1%         45.7%       24.1%         27.1%

========================================================================================================================
Year-end statistics
Employees                                                 5,150        5,471         4,020       3,847         3,872
========================================================================================================================
                                                       ----------

(1) All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.
(2) All per share data have been adjusted for the three-for-one stock split effective April 1997.
(3) Includes a $12.9 million pretax, $7.7 million after-tax charge ($0.38 per share) against income related to the accelerated retirement package for the Company's former president.
(4)   Long-term debt includes current and long-term portion.
(5) Debt includes all interest-bearing debt and total capitalization includes interest-bearing debt and stockholders' equity.

                                                                     -----------
                                                                     P A G E  29