Form 10-K, Exhibit 13
period 2002-12-31
BARNES GROUP INC
filed 2003-03-18
CIK 9984

                                                                      Exhibit 13

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

OUR BUSINESS

          Barnes Group is a diversified international manufacturer of precision components and assemblies and distributor of industrial supplies. The Company is comprised of three business segments. The Associated Spring segment is a manufacturer of precision mechanical and nitrogen gas springs, retaining rings and injection-molded plastic components that are used in a variety of industries, including transportation, consumer goods, electronics and telecommunications. The Barnes Aerospace segment supplies precision machined and fabricated components and assemblies for commercial and military aircraft and industrial gas turbines, as well as engine component overhaul and repair services in support of the global airline industry. The Barnes Distribution segment is an international distributor of MRO supplies and a full-service provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. It also distributes close-tolerance engineered metal components manufactured principally by Associated Spring. Through these three businesses, Barnes Group helps its customers enhance their competitiveness and responsiveness by realizing the benefits of Barnes Group's manufacturing and logistics management capabilities.

KEY BUSINESS DRIVERS

          There are a number of end-market demand factors that impact sales in each of the three businesses. Key sales drivers for Associated Spring are: light vehicle production in North America and Europe, which correlates well with the sales of automotive springs and with tool and die build, which impacts the Company's nitrogen gas spring sales; sales of cell phone handsets and other electronic products in the telecommunications, computer and optical device markets; and sales of white goods, small engines, compressors, heavy duty trucks and similar products that impact the Company's industrial springs.

          For original equipment manufacturer (OEM) components produced at Barnes Aerospace, key sales drivers include new commercial and military aircraft production and land-based industrial gas turbine deliveries. The number of commercial aircraft in the active fleet and the number of revenue passenger miles flown by the world's airlines are key drivers of sales for the Barnes Aerospace overhaul and repair operations.

          General industrial activity in North America and Europe is the key sales driver for Barnes Distribution, as Barnes Distribution's customer base is well diversified through many different economic sectors.

CRITICAL ACCOUNTING POLICIES

          The preparation of financial statements requires management to make estimates and assump-tions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results could differ from such estimates.

          INVENTORY VALUATION

          Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method is used to value the majority of domestic inventories. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable value. Loss provisions, if any, on contracts are established when reasonably expected. Loss provisions are based on the excess inventoriable costs over the net revenues of the products or group of related products under contract. The process for evaluating the value of excess and obsolete inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may necessitate future adjustments to these provisions.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

MANAGEMENT'S DISCUSSION & ANALYSIS

          BUSINESS ACQUISITIONS

          Assets and liabilities acquired in a business combination are recorded at their estimated fair values at the acquisition date. At December 31, 2002, the Company had $164.6 million of goodwill, representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) 142, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of "reporting units," as defined by SFAS 142. Management completed this assessment during the second quarter of 2002 based on the best information available as of the date of the assessment, which incorporated management assumptions about expected future cash flows. Based on this assessment, there was no goodwill impairment in 2002. Future cash flows can be affected by changes in the global economy and local economies, industries and markets in which the Company sells products or services, and the execution of management's plans, particularly with respect to integrating acquired companies. There can be no assurance that future events will not result in impairment of goodwill or other intangible assets.

          REORGANIZATION OF BUSINESSES

          The Company records a liability for reorganization initiatives at the time that management approves and commits to a reorganization plan. Such a plan identifies all significant actions to be taken and specifies an expected completion date that is within a reasonable period of time. The liability includes those costs that can be reasonably estimated. These estimates are subject to adjustments based upon actual costs incurred (see "Recent Accounting Changes" on page 16).

          PENSION AND OTHER POSTRETIREMENT BENEFITS

          Accounting policies and significant assumptions related to pension and other postretirement benefits are disclosed in Note 10 to the Consolidated Financial Statements.

          In 2002, the portfolio managers authorized to invest pension trust funds were changed and the mix of assets in which managers invest was revised. The following table provides a breakout of the new targeted mix of investments, by asset classification, along with the historical rates of return for each asset class and the long-term projected rates of return.

                                         Annual Return %
---------------------------------------------------------------
                     Asset Mix                       Long-Term
Asset Class              %       Historical/(1)/     Projection
---------------------------------------------------------------
Large Cap Growth         20         11.4                 10.4
Large Cap Value          20         13.1                 12.1
Small Cap Growth          9          8.9                  7.9
Small Cap Value           9         14.7                 13.7
Non-U.S. Equity           9         10.2                  9.2
Real Estate-Related       5         14.9                 12.9
Fixed Income             27          9.3                  7.3
Cash                      1          7.1                  5.1
Weighted  Average                   11.3                  9.9

/(1)/ Historical returns based on the life of the respective index, approximately 20 to 25 years.

          The historical rates of return were calculated based upon compounded average rates of return of published indices. The fixed income investments represent approximately 27% of the trust asset mix and are estimated to be 5% to 10% lower than the fixed income components of typical pension trusts. The fixed income investments include a higher-than-average component of yield-aggressive investments, including high-yield corporate bonds. Based on the overall historical and projected rates of return, management is projecting the long-term rate of return on pension assets to be 9.5%.

          A one-quarter percentage point change in the assumed long-term rate of return would impact the Company's pretax income by approximately $0.8 million annually. A one-quarter percentage point change in the discount rate would impact the Company's pretax income by approximately $0.3 million annually. The Company reviews these and other assumptions at least annually.

          The Company uses a calculated value to determine the market-related value of pension plan assets. This approach results in a market-related value of pension assets that differs from the fair

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

market value of plan assets. This difference results from the deferment in the recognition of asset gains and losses above or below expected returns on assets for a period of approximately five years. At December 31, 2002, the market-related value of pension assets exceeded the fair market value by $70.0 million. This difference under SFAS 87 will increase pension expense by $3.1 million in 2003 and an additional $2.3 million in 2004.

          INCOME TAXES

          As of December 31, 2002, the Company had recognized $38.6 million of deferred tax assets, net of valuation reserves. The realization of these benefits is dependent on future taxable income.For those jurisdictions where the expiration date of tax carry-forwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The recognized net deferred tax asset is based on the Company's estimates of future taxable income and its tax planning strategies. The realization of these deferred tax assets can be impacted by changes to tax codes, statutory tax rates and future taxable income levels.

ACQUISITIONS

          During the past three years, the Company acquired a number of businesses, which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

          In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis Industries, Inc. (Curtis) for $63.4 million. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities and opportunities for increased sales penetration. The combination also created significant cost savings opportunities, primarily through headquarters and distribution center consolidations and increased purchasing leverage. The majority of these cost savings were realized in 2002.

          In connection with the Curtis acquisition, the Company incurred certain integration costs. The integration plan included combining the headquarters functions and consolidating warehousing and distribution networks. As a result, the Company recorded total costs of $6.4 million, relating primarily to lease consolidation costs, facility closure costs and reductions in personnel. Costs of $4.7 million associated with the acquired business were reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. The remaining integration costs of $1.7 million were reflected in expenses in 2000. As of December 31, 2002, $1.5 million remained as liabilities related primarily to future lease payments.

          In September 2000, the Company purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. (Kratz-Wilde/Apex) for $40.9 million. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This acquisition augmented Barnes Aerospace by extending product depth and customer penetration, and also provided an additional FAA-licensed aircraft engine repair facility.

          In 2001, the Company completed two bolt-on acquisitions, for a combined purchase price of $3.8 million. In January 2001, the Company acquired Euro Stock Springs & Components Limited (Euro Stock). Euro Stock distributes standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution's presence in Europe and added a new sales channel through Euro Stock's product catalog. In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling and electrical industries. This acquisition has been integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment. The acquisition broadened the nitrogen gas spring product line offering of Associated Spring.

          In 2002, the Company completed two acquisitions for a total purchase price of $34.0 million. Consideration for the acquisitions included cash of approximately $31.0 million, of which $2.0 million

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

MANAGEMENT'S DISCUSSION & ANALYSIS

will be paid in two equal installments in April 2003 and April 2004, and issuance of 119,048 shares of Barnes Group common stock (at a market value at the time of the acquisition of approximately $3.0 million). In February 2002, the Company acquired substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany (Seeger-Orbis) from TransTechnology Corporation. Seeger-Orbis is a leading manufacturer of retaining rings used in a number of transportation and industrial applications. The Seeger-Orbis acquisition expanded Associated Spring's product line and geographic reach, particularly into the automotive and industrial manufacturing markets of Western Europe. In April 2002, the Company acquired Spectrum Plastics Molding Resources, Inc. of Ansonia, Connecticut (Spectrum). Spectrum is a premier manufacturer of plastic injection-molded components and assemblies that are used primarily in the telecommunications, electronics, medical and consumer goods industries. Spectrum, which is included in the Associated Spring segment, provides Associated Spring with the capability of providing more complete product solutions with discrete or continuous metal-in-plastic and plastic-on-metal injection-molded components.

          The purchase price of each acquisition has been allocated to tangible and intangible assets and liabilities of the businesses, based upon estimates of their respective fair values. For acquisitions initiated prior to June 30, 2001, the resulting goodwill had been amortized over a 40-year life. Beginning in 2002, goodwill is no longer amortized, as the lives are considered indefinite. See Note 1 to the Consolidated Financial Statements.

          On February 6, 2003, the Company acquired Kar Products LLC of Des Plaines, Illinois, and certain assets and liabilities of its Canadian business, A.&H. Bolt & Nut Company Ltd. (Kar Products). Kar Products adds to the Barnes Distribution segment a diversified customer base that operates in all 50 states, Puerto Rico and Canada, further enhancing Barnes Distribution's international presence and leadership position within the MRO market. The purchase price of $78.5 million was paid through a combination of $60.0 million cash and $18.5 million (923,506 shares) of Barnes Group common stock. The Company expects to achieve a number of post-acquisition cost savings and other synergies through headquarters and infrastructure consolidation. The Company also anticipates that the acquisition will be accretive in the first year.

RESULTS OF OPERATIONS

          The following table sets forth the Company's consolidated statement of income data as a percentage of revenue:

                                        2002      2001     2000
----------------------------------------------------------------
Net sales                               100.0%    100.0%   100.0%
Cost of sales                            67.6%     67.6%    66.0%
----------------------------------------------------------------

Gross profit                             32.4%     32.4%    34.0%
Selling and administrative expenses      26.7%     27.2%    25.5%
----------------------------------------------------------------
Operating income                          5.7%      5.2%     8.5%

Other income                              0.5%      0.5%     0.6%
Interest expense                          1.9%      2.1%     2.0%
Other expense                             0.1%      0.6%     0.5%
Income taxes                              0.7%      0.5%     1.8%
----------------------------------------------------------------

Net income                                3.5%      2.5%     4.8%
================================================================

          Barnes Group reported record net sales of $784 million in 2002, an increase of $15 million, or 2%, over 2001 net sales of $769 million. The sales increase reflected the Company's recent acquisitions, which contributed $40 million, all to Associated Spring's sales, as well as organic growth in Associated Spring. This growth was partially offset by a 9% decline in sales at Barnes Aerospace, which coincides with a sharp decline in the commercial aerospace markets, and a 4% sales decline at Barnes Distribution. The decline at Barnes Distribution reflects the impact of adverse market conditions in the manufacturing, industrial and transport services sectors. From a geographic perspective, the Company's foreign sales increased 17% year-over-year, while domestic sales decreased 3%.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

          In 2001, Barnes Group net sales were up $29 million, or 4%, over 2000, reflecting a sharp rise in sales at Barnes Aerospace and sales from the Company's 2000 and 2001 acquisitions. This growth was partially offset by a decline in transportation- and telecommunications-related sales at Associated Spring and the adverse impact of weak economic conditions on Barnes Distribution's sales. The businesses acquired in 2000 and 2001 provided incremental sales of $61 million in 2001: $1 million to Associated Spring, $34 million to Barnes Aerospace and $26 million to Barnes Distribution.

          Operating income was $44.8 million in 2002, an increase of 11.2% compared with $40.3 million in 2001. These results reflect higher operating profit at Associated Spring and Barnes Distribution. The year-over-year increase in operating profit was impacted positively by a $4.8 million pretax business consolidation charge, relating primarily to the Associated Spring segment, taken in the fourth quarter of 2001, which did not recur in 2002. In addition, operating income in 2002 benefited from efficiencies gained from the actions taken in this business consolidation. These improvements were partially offset by lower profits at Barnes Aerospace due to lower sales volume and additional severance expense, higher postretirement benefit expense at Associated Spring and lower pension income Companywide. Pension income decreased by $1.2 million due primarily to reduced investment performance of plan assets and a lower discount rate. The cost of postretirement benefits, other than pensions, increased $1.4 million due to increased benefit levels provided to certain U.S. employees.

          Overall operating income margin was 5.7% in 2002 compared with 5.2% in 2001. While gross profit margin held steady at 32.4% in 2002, gross profit margins improved at both Associated Spring and Barnes Distribution. The decline in gross profit margin in Barnes Aerospace, due directly to the sales shortfall, offset the improvements in the other two businesses. Total selling and administrative expenses declined to 26.7% as a percentage of sales, from 27.2% in 2001. In total dollars, selling and administrative expenses increased $0.2 million to $209.2 million in 2002, which included $5.8 million in selling and administrative expenses related to the recent acquisitions, offset by the impact of the $4.8 million fourth-quarter 2001 charge. Reductions in selling and administrative expenses resulting from synergies realized from Barnes Distribution's integration of Curtis were partially offset by the higher pension, postretirement and other compensation costs, including the higher severance expense at Barnes Aerospace.

          Operating income was $40.3 million in 2001, compared with $62.9 million in 2000. A number of items contributed to the operating income decline. The primary factors were the impact of a weak industrial economy on sales volume and a shift in the overall sales mix to lower-margin businesses. The $29 million net sales increase was comprised of $61 million in incremental sales from the 2001 and 2000 acquisitions and a $31 million increase in the existing Aerospace business, which was substantially offset by a $63 million sales decrease in the higher-gross-margin Associated Spring and Barnes Distribution businesses. Also impacting operating income were higher personnel costs, specifically health insurance and pension costs. Selling and administrative expenses increased $20.5 million in 2001 over 2000, reflecting the fourth-quarter charge and the costs attributable to the newly acquired businesses, as well as the continued investment made in the sales, marketing and engineering functions throughout the Company.

SEGMENT REVIEW

          Associated Spring sales for 2002 were $322 million, up $43 million, or 15%, from sales of $279 million in 2001. Sales were a record $327 million in 2000. Sales in 2002 increased over 2001 due to higher light vehicle production in the domestic transportation markets as well as from incremental sales from the acquisitions of Forward Industries, Seeger-Orbis and Spectrum, which in the aggregate totaled $40 million. Offsetting these increases was a sharp drop in organic sales of telecommunications and electronics products, as sales to those end markets fell by over 40% in 2002. Domestic sales at Associated Spring grew by approximately 5% in 2002, while foreign sales increased by approximately 38% to $120 million. Sales grew sharply in Europe in 2002, reflecting the Seeger-Orbis acquisition and organic growth in nitrogen gas spring sales from Sweden, but were lower in Asia, reflecting the weakness in the telecommunications and electronics markets. Associated Spring's sales fell in 2001 compared with 2000, due to the sharp contraction in domestic light vehicle production, a weak domestic economy and a worldwide decline in telecommunications and electronics sales.

          Associated Spring reported operating profit of $28.1 million in 2002, compared with $19.4 million in 2001 and $44.0 million in 2000. The increase in operating profit in 2002 reflects

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

MANAGEMENT'S DISCUSSION & ANALYSIS

the higher sales volume; higher profits resulting from actions taken since late 2000 to reduce the business's cost structure; operational improvements, particularly in Mexico; and the absence of a $4.6 million charge taken in 2001 to reduce the business unit's infrastructure. This increase was partially offset by a decline in sales of more profitable telecommunications and electronics products, and one-time costs related to the purchase accounting step-up of inventory to fair value at Seeger-Orbis. In 2002, the closure of the Texas spring plant was completed, with retained business from the Texas plant being relocated to other Associated Spring facilities, improving their capacity utilization. As of December 31, 2002, the remaining accrual balance of $0.5 million related primarily to facility holding costs for the Texas plant, which is currently held for sale. Management anticipates that the impact of the transfer of business from the Texas plant will continue to be accretive to operating profit in 2003. The decrease in operating profit in 2001 reflects the sales volume decline and, in particular, the significant shortfall in the more profitable electronics business. In addition, operating profit was significantly impacted in the fourth quarter of 2001 from expenses immediately recognized at the time of the announcement of the Texas plant closure.

          Barnes Aerospace sales for 2002 were $183 million, down $17 million, or 9%, from a record $200 million in 2001. Sales in 2000 totaled $135 million. The sales decline in 2002 largely reflected the sharp decrease in global new commercial aircraft deliveries and continued aircraft order cancellations or deferrals by the major airlines in the wake of the events of September 11, 2001. The 2002 decline also reflects lower overhaul and repair sales, as a significant number of aircraft were removed from the active fleet in response to continued low passenger traffic. These factors were partially offset by higher direct and indirect military sales. Sales increased in 2001 versus 2000 as Barnes Aerospace benefited from the successful cultivation of new markets and customers and from approximately $34 million in incremental sales related to the acquisition of Kratz-Wilde/Apex. Total orders for 2002 were $178 million, compared with $216 million in 2001. Order backlog declined to $152 million at December 31, 2002, from $159 million at December 31, 2001. Both orders and order backlog were affected by the same factors that negatively impacted sales in 2002.

          Barnes Aerospace operating profit was $10.8 million in 2002, compared with $16.4 million in 2001 and $8.0 million in 2000. Operating profit fell in 2002 primarily as a result of the decline in sales volume. In addition, during 2002, management addressed what is likely to be a protracted recovery in the aerospace industry by reducing employment by approximately 20%, resulting in severance expenses of $1.3 million. Management believes that these headcount reductions and other steps to reduce costs, such as work furloughs and reduced overtime, have properly positioned the business for the current economic environment. Operating profit increased in 2001 versus 2000, reflecting the sharply higher sales volume and the benefit of lean manufacturing initiatives completed throughout the year.

          Sales at Barnes Distribution were $287 million in 2002, down $11 million, or 4%, from $298 million in 2001; sales in 2000 were $291 million. Sales fell in 2002 due to weak economic conditions within the manufacturing and industrial sectors in the United States and many international markets, which have persisted since late 2000. This was partially offset by new sales initiatives, including an increased focus on national and regional account development, which generated more than $3 million in sales during 2002. This initiative, combined with electronic commerce initiatives, will be a growth driver in 2003 and beyond. Sales increased in 2001 versus 2000 as a result of incremental sales from acquisitions of $26 million, which was largely offset by a $19 million decline in organic sales driven by the weak economic conditions noted above.

          Despite the year-over-year decline in sales, operating profit at Barnes Distribution increased to $7.5 million in 2002 from $5.5 million in 2001. The increase largely reflects higher operating efficiency as synergies from the Curtis acquisition were successfully realized. Operating profit also benefited from an improvement in gross profit margin stemming from selective price increases and lower product procurement costs. Operating profit decreased in 2001 from $12.9 million in 2000 as a result of lower organic sales volume, which more than offset the benefits from incremental sales volume and early realization of synergies from the Curtis acquisition.

OTHER INCOME/EXPENSE

          Other income totaled $3.7 million in 2002, compared with $3.9 million in 2001 and $4.8 million in 2000. The decrease in other income in 2002, compared with 2001, was due to foreign exchange transaction gains of $1.2 million in 2002 compared with gains of $1.9 million in 2001,

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

offset by higher equity income from the Company's NASCO joint venture. The foreign exchange gains related primarily to exposures on U.S. dollar-denominated financial instruments, primarily in the Company's Brazil operation. The Company's policy is to hedge foreign currency transaction exposure except in locations where the local currency has historically weakened against the U.S. dollar. The decrease in 2001, compared with 2000, was due to lower equity income from NASCO, offset in part by higher net foreign exchange transaction gains.

          Lower interest expense in 2002, compared with 2001, was a result of lower market interest rates and a fixed-to-variable interest rate swap agreement that collectively more than offset the impact of an increase in average borrowings. Other expenses declined in 2002 due to an accounting change that eliminated goodwill amortization of $4.2 million in 2001. This change is more fully described in Note 1 to the Consolidated Financial Statements.

          Interest expense and other expenses increased in 2001 as a result of acquisitions. Interest expense increased due to significantly higher borrowings, offset in part by lower average interest rates. Other expenses increased with the additional goodwill amortization associated with the acquisitions.

INCOME TAXES

          The Company's effective tax rate was 18.0% in 2002, compared with 18.5% in 2001 and 26.6% in 2000. The decline in the tax rate in both 2002 and 2001 is due to a significant shift in the overall mix of income to a higher percentage of foreign income, in jurisdictions with tax rates lower than the U.S. statutory tax rate. In addition, the lower tax rate in 2002 reflects the benefit of an ESOP dividend distribution tax deduction. The 2002 tax deduction includes a retroactive election for the 2001 dividend distribution, the result of an amendment to the Company's Retirement Savings Plan (RSP). The effective tax rate is expected to be in the range of 22.0% to 25.0% in 2003, assuming a single-year deduction for the RSP dividends and an anticipated shift in earnings to countries with higher tax rates, primarily the United States.

NET INCOME AND NET INCOME PER SHARE

          Consolidated net income was $27.2 million in 2002, $19.1 million in 2001 and $35.7 million in 2000. Basic earnings per share was $1.45 for 2002, compared with $1.03 in 2001 and $1.92 in 2000. Diluted earnings per share was $1.42 for 2002, $1.01 for 2001 and $1.90 in 2000.

LIQUIDITY AND CAPITAL RESOURCES

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

          The Company's ability to generate cash from operations in excess of its internal operating needs is one of its financial strengths. Management continues to focus on cash flow and working capital and anticipates that operating activities in 2003 will provide sufficient cash to take advantage of opportunities for organic business expansion and to meet the Company's current financial commitments. Future acquisitions are expected to be financed through a mix of internal cash, borrowing and equity.

          Operating activities are the principal source of cash flow for the Company, generating $54.4 million in 2002, $65.0 million in 2001 and $51.9 million in 2000. Operating cash flow in 2002 reflects higher net income when compared with 2001. The reduction in depreciation and amortization was due to the absence of $4.2 million of goodwill amortization in 2002, as discussed in
Note 1 to the Consolidated Financial Statements. In addition, depreciation declined $0.7 million due to lower capital spending over the past three years and the retirement of older assets. Management continues to stress the need for effective working capital management, which contributed to positive cash flow in 2002. Significant progress was made in reducing inventory levels, primarily at Barnes Distribution and Barnes Aerospace. Accounts payable decreased in part due to reduced inventory purchases, combined with the impact, in 2002, of aggressive working capital management at the end of 2001. The increase in deferred taxes reflects operating loss carry-forwards generated in 2002 that will be utilized in the future and the impact of a minimum pension liability adjustment. In 2001, the increase

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

MANAGEMENT'S DISCUSSION & ANALYSIS

in operating cash flow was due primarily to significant improvements in working capital, which more than offset the lower net income in that year.

          Investing activities used cash of $48.0 million in 2002, compared with $26.0 million in 2001 and $134.5 million in 2000. Investing activities in 2002 included the acquisitions of Seeger-Orbis and Spectrum. The Seeger-Orbis acquisition was funded from cash held by the Company outside the United States. In 2001, funds used for two bolt-on acquisitions were offset in part by a favorable purchase price adjustment received in 2001 on the Kratz-Wilde/Apex acquisition. The significant cash use in 2000 is attributable to the purchases of Curtis and Kratz-Wilde/Apex. The Company's capital spending program focuses on business growth and improvements in productivity and quality. In 2002, capital spending was reduced in response to the economic downturn. The Company expects to increase capital spending in 2003 to roughly 2001 levels.

          Net cash used by financing activities was $24.4 million in 2002 and $13.3 million in 2001, compared with net cash provided by financing activities of $64.8 million in 2000. Cash from financing activities in 2002 included $4.7 million of cash proceeds from the termination of an interest rate swap. This cash, combined with cash provided by operating activities, proceeds from additional borrowings and excess cash, was used to fund acquisitions and capital expenditures and to pay dividends. Cash dividends were held at $0.80 per share. Total cash used to pay 2002 dividends to stockholders was $15.0 million. In 2001, proceeds from the sale of a cross-currency debt swap, combined with strong cash flow from operating activities, were used in part to fund capital expenditures, pay dividends, repurchase the Company's stock and reduce debt. In 2000, the increase in borrowings reflected the issuance of additional long-term debt to fund business acquisitions as well as to supplement cash generated by operating activities.

          The Company maintains bank-borrowing facilities to supplement internal cash generation. At December 31, 2002, the Company had a $150 million borrowing facility under a three-year revolving credit agreement, of which $32 million was borrowed at an interest rate of 3.05%. Additionally, the Company had $6.0 million in borrowings under uncommitted short-term bank credit lines, at an interest rate of 2.38%. The revolving credit borrowing facility was signed in June 2002 and replaced a revolving credit facility that was due to expire in December 2002.

          Borrowing capacity is limited by various debt covenants. The most restrictive covenant requires the Company to maintain a ratio of Total Debt to EBITDA, as defined in the revolving credit agreement, of not more than 3.0 times at December 31, 2002. The actual ratio at December 31, 2002, was 2.66 times and would have allowed additional borrowings of $27.6 million. In conjunction with the Kar Products acquisition, the Company amended the revolving credit agreement, pursuant to which the ratio was increased to 3.25 times for the first three quarters of 2003 and will return to 3.0 times at December 31, 2003, a ratio the Company expects to meet. In connection with the financing of the acquisition, the Company borrowed an additional $56 million under the revolving credit facility.

          At December 31, 2002, the Company held $28.4 million in cash and equivalents, predominately in its non-U.S. subsidiaries. Although repatriation of certain non-U.S. cash balances to the U.S. could have adverse tax consequences, cash held outside the U.S. is available to fund international cash requirements, including acquisitions.

          The Company believes its credit facilities, coupled with cash generated from operations, are adequate for its anticipated future requirements.

          In November 2000, the Company financed a portion of the Curtis and Kratz-Wilde/Apex business acquisitions by issuing $60 million of privately placed Senior Notes (Notes) with three insurance companies. These Notes bear an annual fixed rate of 9.34% and are payable in three equal annual installments beginning in 2006. In August 2002, the Company terminated an interest rate swap agreement that had effectively converted the Notes to variable-rate debt. In connection with the swap agreement termination, the Company received a cash payment of $4.7 million. The corresponding adjustment to the carrying value of the debt is being amortized against interest expense over the remaining life of the Notes.

          The funded status of the Company's pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Recent declines in the value of securities traded in equity markets and declines in long-term interest rates have had a negative impact

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

on the funded status of the plans. In 2002, no contribution was required and no cash contribution was made to any of the U.S. qualified pension plans. Furthermore, no significant cash contributions to the qualified plans are anticipated in 2003. In accordance with SFAS 87, "Employers' Accounting for Pensions," the Company recorded a minimum pension liability adjustment for under-funded plans as of December 31, 2002, through an after-tax charge of $16.8 million to accumulated other non-owner changes to equity.

MARKET RISK

          Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company's financial results could be impacted by changes in interest rates, foreign currency exchange rates and commodity price changes. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not use derivatives for speculative or trading purposes.

          The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing while also minimizing the effect of changes in interest rates on near-term earnings. In August 2002, the Company entered into an interest rate swap agreement that effectively converts $18.8 million of its fixed-rate Senior Notes to variable-rate debt. This interest swap agreement had a positive impact on 2002 earnings, reducing interest expense by $0.1 million.

          The Company's primary interest rate risk is derived from its outstanding variable-rate debt obligations. At December 31, 2002, the result of a hypothetical 1% increase in the average cost of the Company's variable-rate debt, including the interest rate swap agreement, would have reduced annual pretax profit by $0.6 million.

          At December 31, 2002, the fair value of the Company's fixed-rate debt was $153.0 million, compared with its carrying amount of $156.9 million. The Company estimates that a 1% decrease in market interest rates at December 31, 2002, would have increased the fair value of the Company's fixed-rate debt to $158.5 million.

          The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. The currencies of the locations where the Company's business operations are conducted are the U.S. dollar, Singapore dollar, Euro, British pound, Mexican peso, Brazilian real, Canadian dollar, Swedish krona and Chinese renminbi. The Company is exposed primarily to U.S. dollar-denominated financial instruments at its international locations. A 10% adverse change in all currencies at December 31, 2002, would have resulted in a $1.0 million loss in the fair value of those financial instruments.

          Foreign currency commitments and transaction exposures are managed at the operating units as an integral part of their businesses in accordance with a corporate policy that addresses acceptable levels of foreign currency exposures. The Company does not hedge its foreign currency net investment exposure. To reduce foreign currency exposure in countries where the local currency is strengthening against the U.S. dollar, management has converted U.S dollar-denominated cash and short-term investments to local currency and is using forward currency contracts for other U.S. dollar-denominated assets in an effort to reduce the effect of the volatility of changes in foreign exchange rates on the income statement. In weaker currency countries, such as Brazil and Mexico, management continues to invest excess cash in U.S. dollar-denominated instruments.

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

INFLATION

          Management believes that during the 2000-2002 period, inflation did not have a material impact on the Company's financial statements.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

MANAGEMENT'S DISCUSSION & ANALYSIS

RECENT ACCOUNTING CHANGES

          The Company adopted SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001, using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and other intangible assets. Goodwill and other intangible assets with indefinite lives are no longer amortized but instead are evaluated at least annually for impairment by comparing the carrying value to the fair value at the reporting unit level. Intangible assets with finite lives will be amortized over their useful lives. SFAS 142 is effective for acquisitions completed after June 30, 2001, and, as of January 1, 2002, became effective for all other prior acquisitions.

          In August 2001, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement was effective on January 1, 2002, for the Company. Adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

          In April 2002, SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections," was issued. The standard eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

          In June 2002, SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, and does not impact the Company's existing accruals. Adoption of this standard may impact the timing of recognition of costs associated with future exit and disposal activities.

          In November 2002, the FASB issued FASB Interpretation 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." FIN 45 expands disclosure requirements and requires that a guarantor recognize, at fair value, a liability for its obligation under a guarantee. The recognition and measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. Management believes that FIN 45 will not have a material impact on the Company's financial position, results of operations or cash flows. The Company has complied with the expanded disclosure requirements.

          In December 2002, SFAS 148, "Accounting for Stock Compensation - Transition and Disclosure," was issued. This statement addresses transition provisions and disclosure requirements. The Company has complied with the amended disclosure requirements.

FORWARD-LOOKING STATEMENTS

          This Annual Report may contain certain forward-looking statements as defined in the Public Securities Litigation and Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Investors are encouraged to consider these risks and uncertainties as described within the Company's periodic filings with the Securities and Exchange Commission, including the following: the ability of the Company to integrate newly acquired businesses and to realize acquisition synergies on schedule; changes in market demand for the types of products and services produced and sold by the Company; the Company's success in identifying and attracting customers in new markets; the Company's timely ability to develop new and enhanced products to meet customers' needs; the effectiveness of the Company's marketing and sales programs; increased competitive activities that could adversely affect customer demand for the Company's products; changes in economic and political conditions worldwide and in the locations where the Company does business; interest and foreign exchange rate fluctuations; and regulatory changes.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                               CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)
Years ended December 31,                               2002           2001           2000
-----------------------------------------------------------------------------------------
Net sales                                      $    784,036   $    768,821   $    740,032

Cost of sales                                       530,004        519,536        488,634
Selling and administrative expenses                 209,192        208,965        188,449
-----------------------------------------------------------------------------------------
                                                    739,196        728,501        677,083
-----------------------------------------------------------------------------------------
Operating income                                     44,840         40,320         62,949

Other income                                          3,651          3,890          4,773

Interest expense                                     14,823         16,161         15,140
Other expenses                                          557          4,590          3,992
-----------------------------------------------------------------------------------------
Income before income taxes                           33,111         23,459         48,590
Income taxes                                          5,960          4,338         12,925
-----------------------------------------------------------------------------------------
Net income                                     $     27,151   $     19,121   $     35,665
=========================================================================================

Per common share:
          Net income:
             Basic                             $       1.45   $       1.03   $       1.92
             Diluted                                   1.42           1.01           1.90
          Dividends                                    0.80           0.80           0.79

Average common shares outstanding:
             Basic                               18,750,442     18,506,247     18,568,359
             Diluted                             19,185,332     18,919,968     18,791,227

See accompanying notes

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
December 31,                                                 2002          2001
-------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                         $     28,355    $   48,868
   Accounts receivable, less allowances
    (2002-$2,891; 2001-$3,114)                             97,533        94,124
   Inventories                                             88,809        85,721
   Deferred income taxes                                   16,024        16,702
   Prepaid expenses                                         7,916        11,120
-------------------------------------------------------------------------------
               Total current assets                       238,637       256,535

Deferred income taxes                                      22,610         5,783
Property, plant and equipment                             159,440       152,943
Goodwill                                                  164,594       159,836
Other assets                                               67,249        61,408
-------------------------------------------------------------------------------
Total assets                                         $    652,530    $  636,505
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Notes payable                                     $         --    $    5,500
   Accounts payable                                        63,389        71,410
   Accrued liabilities                                     61,853        59,118
   Long-term debt - current                                 6,837        47,576
-------------------------------------------------------------------------------
               Total current liabilities                  132,079       183,604

Long-term debt                                            214,125       178,365
Accrued retirement benefits                                87,162        63,610
Other liabilities                                          10,944        12,089

Commitments and contingencies (Notes 9 and 18)

Stockholders' equity
   Common stock - par value $0.01 per
    share Authorized: 60,000,000 shares
    Issued: 22,037,769 shares at par value                    220           220
   Additional paid-in capital                              53,511        54,874
   Treasury stock at cost (2002 - 3,081,718 shares;
                           2001 - 3,576,322 shares)       (61,847)      (76,903)
   Retained earnings                                      255,147       243,369
   Accumulated other non-owner changes to
    equity                                                (38,811)      (22,723)
-------------------------------------------------------------------------------
Total stockholders' equity                                208,220       198,837
-------------------------------------------------------------------------------
Total liabilities and stockholders' equity           $    652,530    $  636,505
===============================================================================

See accompanying notes.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
Years ended December 31,                                                 2002         2001          2000
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                         $   27,151    $  19,121   $    35,665
Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and amortization                                      33,626       37,045        35,871
    Loss (gain) on disposition of property, plant and
     equipment                                                           (222)       2,093        (1,960)
    Changes in assets and liabilities:
     Accounts receivable                                                5,692       11,378         1,087
     Inventories                                                        9,843       (3,629)       (7,631)
     Prepaid expenses                                                   3,095       (1,884)       (1,425)
     Accounts payable                                                 (12,626)      13,514        (5,415)
     Accrued liabilities                                                  (87)      (5,552)        1,026
     Deferred income taxes                                            (15,941)       6,510         5,863
     Long-term pension asset                                           (2,070)      (7,514)       (8,249)
    Other                                                               5,950       (6,044)       (2,975)
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              54,411       65,038        51,857

INVESTING ACTIVITIES:
Proceeds from disposition of property, plant and equipment              3,592        1,093         2,744
Capital expenditures                                                  (19,367)     (24,857)      (28,042)
Business acquisitions, net of cash acquired                           (31,189)      (1,036)     (104,935)
Other                                                                  (1,003)      (1,209)       (4,309)
--------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                 (47,967)     (26,009)     (134,542)

FINANCING ACTIVITIES:
Net decrease in notes payable                                          (2,935)      (1,463)       (5,201)
Payments on long-term debt                                            (61,004)     (28,000)      (60,000)
Proceeds from the issuance of long-term debt                           48,000       23,711       150,000
Proceeds from the issuance of common stock                              3,792        2,845         3,920
Common stock repurchases                                               (1,147)      (8,798)       (9,197)
Dividends paid                                                        (15,018)     (14,806)      (14,677)
Proceeds from the sale of swaps                                         4,702       13,766            --
Other                                                                    (752)        (584)           --
--------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                      (24,362)     (13,329)       64,845

Effect of exchange rate changes on cash flows                          (2,595)        (135)       (2,489)
--------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                      (20,513)      25,565       (20,329)

Cash and cash equivalents at beginning of year                         48,868       23,303        43,632
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $   28,355    $  48,868   $    23,303
========================================================================================================

Supplemental Disclosure of Cash Flow Information:
Non-cash financing and investing activities include the 2002 issuance of $3.0 million of treasury stock and $2.0 million in installment payments in connection with the Spectrum acquisition.

See accompanying notes.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                 Accumulated
                                                                                                       Other
                                                            Additional                             Non-Owner            Total
                                                   Common      Paid-in    Treasury    Retained    Changes to    Stockholders'
(Dollars in thousands)                              Stock      Capital       Stock    Earnings        Equity           Equity
-----------------------------------------------------------------------------------------------------------------------------
January 1, 2000                                  $    220   $   49,786   $ (63,893)  $ 218,388   $   (23,887)   $     180,614

Comprehensive income:
  Net income                                                                            35,665                         35,665
  Foreign currency translation adjustments                                                             3,070            3,070
                                                                                     ---------   -----------    -------------
  Comprehensive income                                                                  35,665         3,070           38,735
Dividends paid                                                                         (14,677)                       (14,677)
Common stock repurchases                                                    (9,197)                                    (9,197)
Employee stock plans                                             2,059       3,909        (110)                         5,858
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                     220       51,845     (69,181)    239,266       (20,817)         201,333

Comprehensive income:
  Net income                                                                            19,121                         19,121
  Foreign currency translation adjustments                                                            (1,244)          (1,244)
  Unrealized losses on hedging activities                                                               (662)            (662)
                                                                                     ---------   -----------    -------------
  Comprehensive income                                                                  19,121        (1,906)          17,215
Dividends paid                                                                         (14,806)                       (14,806)
Common stock repurchases                                                    (8,798)                                    (8,798)
Employee stock plans                                             3,029       1,076        (212)                         3,893
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                     220       54,874     (76,903)    243,369       (22,723)         198,837

Comprehensive income:
  Net income                                                                            27,151                         27,151
  Foreign currency translation adjustments                                                             1,236            1,236
  Unrealized losses on hedging activities                                                               (502)            (502)
  Minimum pension liability adjustment                                                               (16,822)         (16,822)
                                                                                     ---------   -----------    -------------
  Comprehensive income                                                                  27,151       (16,088)          11,063
Dividends paid                                                                         (15,018)                       (15,018)
Stock issued for the purchase of Spectrum                         (358)      3,358                                      3,000
Stock issued for charitable contribution                           (90)        488                                        398
Common stock repurchases                                                    (1,147)                                    (1,147)
Employee stock plans                                              (915)     12,357        (355)                        11,087
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                $    220   $   53,511   $ (61,847)  $ 255,147   $   (38,811)   $     208,220
=============================================================================================================================

See accompanying notes.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts included in the notes are stated in thousands except per share data and the tables in Note 17.)

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

          Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, a suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. The NASCO investment of $9,908 and $9,431 as of December 31, 2002 and 2001, respec-tively, is included in other assets. Other income in the accompanying income statements includes income of $1,090, $408 and $1,611 for the years 2002, 2001 and 2000, respectively, from the Company's investment in NASCO. The Company received dividends from NASCO totaling $44, $464 and $666 in 2002, 2001 and 2000, respectively.

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

          Inventories: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 66% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method. Loss provisions, if any, on contracts are established when reasonably expected. Loss provisions are based on the excess inventoriable costs over the net revenues of the products or group of related products under contract.

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

          Goodwill: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. In accordance with SFAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002, goodwill is not being amortized, as the lives are considered indefinite. For periods prior to January 1, 2002, goodwill acquired since 1970 but prior to July 1, 2001, was being amortized on a straight-line basis over 40 years. Annually, goodwill is subject to impairment testing in accordance with SFAS 142. Based on this assessment, there was no goodwill impairment in 2002.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The following table presents income adjusted to exclude goodwill amortization expense recognized in the prior periods:

                                                  2002       2001          2000
-------------------------------------------------------------------------------
Net  income, as reported                      $ 27,151   $ 19,121     $  35,665
Add back:  goodwill amortization,
 net of income taxes                                --      3,449         2,899
-------------------------------------------------------------------------------
Adjusted net income                           $ 27,151   $ 22,570     $  38,564
===============================================================================

Basic earnings per share, as
 reported                                     $   1.45   $   1.03     $    1.92
Add back: goodwill amortization,
 net of income taxes                                --        .19           .16
-------------------------------------------------------------------------------
Adjusted basic earnings per share             $   1.45   $   1.22     $    2.08
===============================================================================

Diluted earnings per share, as
 reported                                     $   1.42   $   1.01     $    1.90
Add back: goodwill amortization,
 net of income taxes                                --        .18           .15
-------------------------------------------------------------------------------
Adjusted diluted earnings per
share                                         $   1.42   $   1.19     $    2.05
===============================================================================

          Derivatives: The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. The Company is also exposed to fluctuations in interest rates and commodity price changes. These financial exposures are monitored and managed by the Company as an integral part of its risk management program. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign currency exchange rates but does not use derivatives for speculative or trading purposes. The Company also does not use derivatives to manage commodity exposures or hedge its foreign currency net investment exposure.

          The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. The accounting for changes in the fair value depends on how the derivative is used and designated. In accordance with the transition provisions of SFAS 133, the Company recorded a $400 gain on January 1, 2001, which was entirely offset by a loss recorded on the re-measurement of underlying balance sheet items. There was no transition adjustment to other non-owner changes to equity.

          Foreign currency contracts qualify as fair value hedges of unrecognized firm commitments, or cash flow hedges of recognized assets and liabilities or anticipated transactions. Gains and losses on derivatives are recorded directly to earnings or other non-owner changes to equity, depending on the designation. Amounts recorded to other non-owner changes to equity are reclassified to earnings in a manner that matches the earnings impact of the hedged transaction. Any ineffective portion is recorded directly to earnings. The Company's policy for classifying cash flows from derivatives is to report the cash flows consistent with the underlying instrument.

          At December 31, 2002, the fair value of derivatives held by the Company was a net liability of $1,833. During 2002, losses of $279 included in other non-owner changes to equity were reclassified to earnings. Amounts in other non-owner changes to equity expected to be reclassified to earnings within the next year are not material. During 2002, gains or losses related to hedge ineffectiveness were immaterial. Foreign currency transaction gains included in income were $1,172, $1,874 and $1,012 in 2002, 2001 and 2000, respectively, inclusive of gains and losses on foreign currency derivatives.

          Foreign currency translation: The majority of the Company's foreign subsidiaries use the local currency as the functional currency. Assets and liabilities of foreign operations are translated at year-end rates of exchange; revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other non-owner changes to equity within stockholders' equity.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Stock-Based Compensation: The Company has stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                          2002         2001         2000
------------------------------------------------------------------------
Net income, as reported             $   27,151   $   19,121   $   35,665
Add: Stock-based employee
 compensation expense included in
 reported net income, net of
 related tax effects                     1,589        1,227          431
Deduct: Stock-based employee
 compensation expense determined
 under fair value based method for
 all awards, net of related tax
 effects                                (5,970)      (4,962)      (3,108)
------------------------------------------------------------------------
Pro forma net income                $   22,770   $   15,386   $   32,988
========================================================================

Earnings per share:
   Basic - as reported              $     1.45   $     1.03   $     1.92

   Basic - pro forma                      1.21          .83         1.78

   Diluted - as reported                  1.42         1.01         1.90

   Diluted - pro forma                    1.18          .81         1.76

          The fair value of each stock option grant on the date of grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                          2002         2001         2000
------------------------------------------------------------------------
Risk-free interest rate                   3.69%        4.84%        6.65%
Expected life                        4.0 years    4.3 years    5.0 years
Expected volatility                         35%          35%          30%
Expected dividend yield                   3.51%        3.40%        3.57%

          The weighted-average grant date fair values of options granted during 2002, 2001 and 2000 were $5.37, $4.77 and $4.44, respectively.

2.        ACQUISITIONS

          During the past three years, the Company has acquired a number of businesses, all of which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

          In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis for $63,363. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities and increased sales penetration for the business segment. The combination also created significant cost savings opportunities, primarily through headquarters and distribution center consolidations and increased purchasing leverage. A majority of these cost savings were realized in 2002. In connection with the Curtis acquisition, the Company incurred certain integration costs which are more fully discussed in
Note 8.

          In September 2000, the Company purchased substantially all of the assets and liabilities of Kratz-Wilde Machine Company and Apex Manufacturing Inc. (Kratz-Wilde/Apex) for $40,938. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

acquisition augmented Barnes Aerospace by extending product depth and customer penetration, and also provided an additional FAA-licensed aircraft engine repair facility.

          In 2001, the Company completed two bolt-on acquisitions for a combined purchase price of $3,830. In January 2001, the Company acquired Euro Stock. Euro Stock distributes standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution's presence in Europe and added a new sales channel through Euro Stock's product catalog. In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling and electrical industries. This acquisition has been integrated with the Company's existing nitrogen gas spring business and is included in the Associated Spring segment. The acquisition broadened the nitrogen gas spring product line offering of Associated Spring.

          In 2002, the Company completed two acquisitions for a total purchase price of $34,029. Consideration for the acquisitions included cash of approximately $31,029, of which $2,000 will be paid in two equal installments in April 2003 and April 2004, and issuance of 119,048 shares of Barnes Group common stock (at a market value at the time of the acquisition of approximately $3,000). In February 2002, the Company acquired substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany (Seeger-Orbis) from TransTechnology Corporation. Seeger-Orbis is a leading manufacturer of retaining rings used in a number of transportation and industrial applications. The Seeger-Orbis acquisition expanded Associated Spring's product line and geographic reach, particularly into the automotive and industrial manufacturing markets of Western Europe. In April 2002, the Company acquired Spectrum Plastics Molding Resources, Inc. of Ansonia, Connecticut (Spectrum). Spectrum is a premier manufacturer of plastic injection-molded components and assemblies that are used primarily in the telecommunications, electronics, medical and consumer goods industries. Spectrum, which is included in the Associated Spring segment, provides Associated Spring with the capability of providing more complete product solutions with discrete or continuous metal-in-plastic and plastic-on-metal injection molded components.

          The purchase prices for these acquisitions have been allocated to tangible and intangible assets and liabilities of the businesses based upon estimates of their respective fair values.

          The 2002 and 2001 acquisitions provided incremental sales of $39,659 in 2002. The 2001 and 2000 acquisitions provided incremental sales of $60,860 in 2001. Pro forma net profit has not been presented for the 2002 and 2001 acquisitions because the results would not be significantly different than historical results.

          The following table reflects the operating results of the Company for the year ended December 31, 2000, on a pro forma basis, which gives effect to the acquisitions of the two businesses acquired in 2000 at the beginning of the year. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been effective January 1, 2000; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company's financing arrangements, certain purchase accounting adjustments and related income tax effects. The pro forma results do not include the effects of synergies and cost reduction initiatives related to the acquisitions.

(Unaudited)                               2000
----------------------------------------------
Net sales                           $  798,652
Income before income taxes              48,309
Net income                              35,449
Per common share:
      Basic                         $     1.91
      Diluted                             1.89

3.        SUBSEQUENT EVENT

          On February 6, 2003, the Company acquired Kar Products, a leading full-service distributor of MRO supplies to industrial, construction, transportation and other markets. The acquisition expands both the geographic scope and product line reach of the Barnes Distribution segment. Kar Products has a diversified customer base that operates in all 50 states, Puerto Rico and Canada, further enhancing

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barnes Distribution's leadership position within the MRO market and its international presence. The purchase price of $78,500 was financed through a combination of $4,000 of cash, $56,000 of debt and $18,500 (923,506 shares) of Barnes Group common stock. The Company expects to achieve a number of post-acquisition cost savings and other synergies through headquarters and infrastructure consolidation. The costs related to the consolidation efforts have not been finalized and therefore are not included in the pro forma data that follows.

          The Company is in the process of obtaining third-party valuations of certain assets acquired with Kar Products. Thus, the allocation of the purchase price is subject to refinement. Any amounts attributable to such assets are expected to be finalized during 2003. The following pro forma data summarize the combined balance sheets of the Company and Kar Products as if the acquisition had occurred at December 31, 2002.

(Unaudited)                        As Reported     Kar/(1)/   Other/(2)/     Pro forma
--------------------------------------------------------------------------------------
Current assets                     $   238,637   $   29,543   $   (4,000)  $   264,180
Non-current assets                     249,299        7,052                    256,351
Goodwill                               164,594       50,247                    214,841
--------------------------------------------------------------------------------------
Total assets                       $   652,530   $   86,842   $   (4,000)  $   735,372
======================================================================================

Current liabilities                $   132,079   $    8,342   $        -   $   140,421
Long term debt                         241,125                    56,000       270,125
Other liabilities                       98,106                                  98,106
Stockholders' equity/net assets        208,220       78,500      (60,000)      226,720
--------------------------------------------------------------------------------------
Liabilities and stockholders'
 equity                            $   652,530   $   86,842   $   (4,000)  $   735,372
======================================================================================

/(1)/ The Kar amounts represent the estimated fair values of the assets acquired and liabilities assumed.
/(2)/ Other includes the acquisition financing. The net increase in shareholders equity reflects the $18,500 issuance of shares.

4.        INVENTORIES

          Inventories at December 31 consisted of:

                                          2002         2001
-----------------------------------------------------------
Finished goods                     $    58,244   $   51,839
Work-in-process                         16,993       18,370
Raw materials and supplies              13,572       15,512
-----------------------------------------------------------
                                   $    88,809   $   85,721
===========================================================

          Inventories valued by the LIFO method aggregated $58,506 and $66,092 at December 31, 2002 and 2001, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $12,567 and $13,135 higher at those dates.

5.        PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment at December 31 consisted of:

                                          2002         2001
-----------------------------------------------------------
Land                               $     9,087   $    4,046
Buildings                               79,578       74,191
Machinery and equipment                340,647      328,402
-----------------------------------------------------------
                                       429,312      406,639
Less accumulated depreciation          269,872      253,696
-----------------------------------------------------------
                                   $   159,440   $  152,943
===========================================================

Depreciation expense was $29,304, $30,008 and $30,314 for 2002, 2001 and 2000,
respectively.
                                                                         Page 25

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.        GOODWILL AND OTHER INTANGIBLE ASSETS

          Goodwill: The following table sets forth the change in the carrying amount of goodwill for each reportable segment:

                         Associated        Barnes          Barnes         Total
                             Spring     Aerospace    Distribution           BGI
-------------------------------------------------------------------------------
January 1, 2001         $    71,416    $   26,127      $   58,124   $   155,667
Goodwill acquired            (1,120)        6,275           3,230         8,385
Goodwill amortization        (1,791)         (987)         (1,438)       (4,216)
-------------------------------------------------------------------------------
December 31, 2001            68,505        31,415          59,916       159,836
Goodwill acquired             7,872          (515)         (2,599)        4,758
-------------------------------------------------------------------------------
December 31, 2002       $    76,377    $   30,900      $   57,317   $   164,594
===============================================================================

          During 2002, an additional $1,035 of goodwill was recognized related to Associated Spring's November 2001 acquisition of Forward Industries assets, related primarily to an adjustment to the fair value of the equipment acquired, and $6,837 million for the April 2002 acquisition of Spectrum. No goodwill resulted in connection with the acquisition of Seeger-Orbis. Goodwill related to the Barnes Aerospace 2000 acquisition of Kratz-Wilde/Apex decreased $515 in 2002, the result of the reduction of accrued acquisition costs. Also in 2002, goodwill was reduced by $2,599 related to Barnes Distribution's Curtis acquisition. This reduction relates primarily to an adjustment to the reorganization accrual and inventory valuation.

          In 2001, Associated Spring's goodwill related to the acquisition of the nitrogen gas spring business was reduced by $1,272, reflecting the adjustment to accrued acquisition costs. Initial goodwill of $152 was recorded for the acquisition of certain assets of Forward Industries. The $6,275 increase in goodwill resulted from the completion of the purchase price allocation to the Barnes Aerospace segment valuation of inventories, backlog and fixed assets, offset by a $700 purchase price adjustment. Barnes Distribution's business reorganization of Curtis, acquired in 2000, and the completion of the purchase price allocation resulted in $2,332 of additional goodwill being recognized. In addition, $898 of goodwill was recorded in Barnes Distribution related to the acquisition of Euro Stock.

          At December 31, 2002, $80,524 of goodwill is tax deductible.

          Acquired Intangible Assets: Intangible assets, other than goodwill, consist of registered trademarks, purchased in the acquisition of the nitrogen gas spring business in 1999, and registered trademarks and patents purchased in the 2002 acquisitions of Seeger-Orbis and Spectrum. The amounts attributable to these intangible assets are included in the purchase price allocations.

          Trademarks acquired with the purchase of the nitrogen gas spring business are being amortized over their estimated useful lives of 30 years. At December 31, 2002, the gross carrying amount of trademarks was $4,395 and accumulated amortization was $488. The aggregate amortization expense is approximately $146 in each of the years 2003 through 2007.

          Intangible assets that were acquired with Seeger-Orbis were $3,047 and consist of trademarks and patents with estimated useful lives of 30 and 15 years, respectively. The accumulated amortization at the end of 2002 was $197. The aggregate amortization expense is approximately $236 in each of the years 2003 through 2007.

          Intangible assets that were acquired with Spectrum were $2,400 and consist primarily of trade-marks with estimated useful lives of 30 years. The accumulated amortization at the end of 2002 was $57. The aggregate amortization expense is $87 in each of the years 2003 through 2007.

7.        ACCRUED LIABILITIES

          Accrued liabilities at December 31 consisted of:

                                               2002           2001
------------------------------------------------------------------
Payroll and other compensation            $  16,063      $  13,503
Postretirement/postemployment benefits        9,315          9,283
Other                                        36,475         36,332
------------------------------------------------------------------
                                          $  61,853      $  59,118
==================================================================

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.        BUSINESS REORGANIZATION ACCRUALS

          Business reorganization accruals are included in accrued liabilities.

          In connection with the Curtis acquisition in May 2000, the Company incurred certain integration costs. The Company recorded total costs of $6,405 related primarily to lease consolidation costs, facility closure costs and reductions in personnel. At December 31, 2001, $5,537 remained as liabilities related to future lease payments and facility closure costs. During 2002, $2,010 of the accrual was utilized in connection with warehouse closures. In addition, $2,030 of accruals were reduced with a corresponding reduction to goodwill. As of December 31, 2002, an accrual of approximately $1,497 remained which related to future lease payments, which will continue through the remaining lives of the leases.

          During the fourth quarter of 2001, the Company recorded pretax charges of $4,842, primarily for Associated Spring, related to actions aimed at reducing the Company's infrastructure. Such actions included the closure of an Associated Spring plant in Texas. Additional costs to transfer certain retained business to other Associated Spring plants in 2002 were not accruable in 2001 and were recognized as incurred in 2002. The 2001 charges included $179 recorded in cost of sales and $4,663 in selling and administrative expenses, and related to net workforce reductions of approximately 122 salaried and hourly employees, the elimination of approximately 128,500 square feet of facilities and the disposal of assets. At December 31, 2001, the accrual balance of $2,223 related to facility holding costs and severance. During 2002, $1,695 of the accrual was utilized. As of December 31, 2002, the remaining balance of $528 related to post-closure holding costs for the Texas plant, which is currently for sale.

9.        DEBT AND COMMITMENTS

          Long-term debt at December 31 consisted of:

                                                    2002                 2001
-----------------------------------------------------------------------------
                                          Carrying         Fair      Carrying
                                            Amount        Value        Amount
-----------------------------------------------------------------------------
7.13% Notes, including interest swap    $   19,028    $  18,724     $  25,000
7.66% Notes                                 24,500       24,530        24,500
7.80% Notes                                 45,500       44,861        45,500
9.34% Notes, including deferred gain        64,379       61,066        61,741
2.15% Notes                                 20,205       20,198        22,200
Revolving Credit                            32,000       32,000        40,000
Industrial Revenue Bonds                     7,000        7,000         7,000
Borrowings under lines of credit             6,000        6,000             -
Capital leases                               2,350        2,350             -
-----------------------------------------------------------------------------
                                           220,962      216,729       225,941
Less current maturities                     (6,837)      (6,837)      (47,576)
-----------------------------------------------------------------------------
Total                                   $  214,125    $ 209,892     $ 178,365
=============================================================================

          The 7.13% Notes are payable in four equal annual installments of $6,250 that began on December 5, 2002. The 7.66% Notes are payable in 2007. The 7.80% Notes are payable in three equal annual installments beginning in 2008. The 9.34% Notes are payable in three equal installments beginning in 2006.

          In July 2001, the Company borrowed Yen 3,000 million, under a term loan facility with The Development Bank of Singapore Limited. The loan is payable in ten semi-annual installments of Yen 87.3 million that began on December 28, 2001, with a balloon payment of Yen 2,214.3 million due June 30, 2006. The borrowing has a stated interest rate of 2.15%. In connection with the Yen borrowing, the Company entered into a series of forward currency exchange contracts, a form of derivative, that effectively convert the Yen principal payments to Singapore dollar payments. The forward contracts are cash flow hedges, and increased the effective interest rate of the borrowing to 5.5%. On December 30, 2002, the Company prepaid the next four consecutive semi-annual installments totaling Yen 349.2 million (U.S. equivalent $2,917). As a result of this prepayment, there are no scheduled principal payments due on the Yen note until June 2005. The Company also

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

paid $475 in settlement of the corresponding forward contracts. The fair value of the remaining forward contracts at December 31, 2002, was a liability of approximately $2,029.

          The fair values of these Notes are determined using discounted cash flows based upon the Company's estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market values.

          In June 2002, the Company replaced its revolving credit agreement with a new three-year agreement with 11 banks that allows borrowings up to $150,000 under Notes due June 14, 2005. A fee of 0.45% per annum is paid on the unused portion of the commitments. The Company had $32,000 borrowed under this agreement at an interest rate of 3.05% at December 31, 2002. The Company also has available approximately $15,000 in uncommitted short-term bank credit lines, of which $6,000 and $5,500 was borrowed at December 31, 2002 and 2001, respectively. The interest rate on these borrowings was 2.38% and 2.78% at December 31, 2002 and 2001, respectively.

          The Industrial Revenue Bonds, due in 2008, have variable interest rates. The interest rates on this borrowing were 1.70% and 1.80% at December 31, 2002 and 2001, respectively.

          The Company's long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing and to mitigate fluctuations in interest rates. Interest rate fluctuations result in changes in the market value of the Company's fixed-rate debt. In August 2002, the Company entered into an interest rate swap agreement, a form of derivative, which effectively converts $18,750 of 7.13% fixed-rate Senior Notes to variable-rate debt equal to LIBOR plus 425 basis points. The effective rate of the borrowing was 5.71% on December 31, 2002. This interest rate contract is a fair value hedge, which is effective in offsetting fluctuations in the fair value of the debt instrument. The gains and losses on the interest rate contract are recorded to earnings and are offset by gains and losses recorded on the re-measurement of the underlying debt. The fair value of the swap is determined based upon current market prices and was approximately $278 at December 31, 2002.

          The Company assumed $2,750 of debt related to capital leases with the acquisition of Spectrum in April 2002. The weighted average interest rate on these borrowings was 7.81% at December 31, 2002. This debt has an interest rate equalization prepayment penalty.

          In August 2002, the Company terminated its $60,000 interest rate swap dated July 2001. This agreement had converted $60,000 of fixed-rate 9.34% debt to floating rate at LIBOR plus 276 basis points. The Company received a payment of $5,286 at termination. The payment represented $4,702 for the fair value of the swap plus $584 for accrued interest at the time of termination. The accumulated adjustment to the carrying value of the debt is being amortized in accordance with the terms of the underlying debt, which effectively reduces the fixed rate of the debt to 7.84%.

          At December 31, 2002, the Company classified $6,000 of borrowings under lines of credit due within one year as long-term debt. The Company has both the intent and the ability, through its revolving credit facility, to refinance this amount on a long-term basis.

          Long-term debt, excluding the fair value of the swap and the deferred gain on the terminated swap, is payable as follows: $6,837 in 2003, $6,884 in 2004, $46,389 in 2005, $39,089 in 2006, $44,606 in 2007 and $72,500 thereafter.

          In addition, the Company had outstanding letters of credit totaling $3,668 at December 31, 2002.

          The Company's debt agreements contain financial covenants that require the maintenance of interest coverage and leverage ratios, and minimum levels of net worth. The agreements also place certain restrictions on indebtedness, capital expenditures and investments by the Company and its subsidiaries. Such covenants and restrictions determine the amount of borrowings, dividends or treasury stock purchases the Company can make under such agreements.

          Under the most restrictive borrowing capacity covenant in any agreement, $27,600 of additional capacity was available at December 31, 2002. Under the most restrictive net worth covenant in any agreement, $8,409 was available for dividends or acquisitions of common stock at December 31, 2002. The future level of dividend payments is a function of future net income and the issuance of common stock. The acquisition of Kar Products included the issuance of $18,500 of Company common stock on February 6, 2003, which increased equity and the amount of net worth available for dividends dollar for dollar.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          As of December 31, 2002, the Company is required to maintain a ratio of Total Debt to EBITDA, as defined in the revolving credit agreement, of not more than 3.0 times. This ratio requirement will increase to 3.25 at March 31, 2003, and will return to 3.0 at December 31, 2003. The actual ratio at December 31, 2002, was 2.66 times.

          Interest paid was $9,496, $16,076 and $17,945 in 2002, 2001 and 2000, respectively. The amount paid in 2002 reflects the $4,702 of cash received for the swap termination. Interest capitalized was $128, $163 and $188 in 2002, 2001 and 2000, respectively, and is being depreciated over the lives of the related fixed assets.

10.       PENSION AND OTHER POSTRETIREMENT BENEFITS

          Defined benefit pension plans cover a majority of the Company's worldwide employees at Associated Spring and the Company's Corporate Office and a substantial portion of the employees at Barnes Distribution. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The Company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets consist primarily of common stocks and fixed income investments, including 616,310 shares of Company stock. Additionally, the Company has defined contribution plans covering a majority of the employees of Barnes Aerospace, certain field sales employees of Barnes Distribution's U.S. operation, employees of Spectrum, non-union employees of Barnes Distribution Canada and union employees of Associated Spring-Milwaukee. Company contributions under these plans are based primarily on the performance of the business units and employee compensation. The Spectrum defined contribution plan was terminated effective January 1, 2003. Contribution expense under these defined contribution plans was $1,727, $1,803 and $1,447 in 2002, 2001 and 2000, respectively. Most U.S.
salaried and non-union hourly employees are eligible to participate in the Company's 401(k) program. See Note 15 for further discussion of this plan.

          In accordance with SFAS 87, "Employers' Accounting for Pensions," the Corporation has recorded a non-cash minimum pension liability adjustment for underfunded plans of $25,920 at December 31, 2002, representing the excess of the unfunded accumulated benefit obligation ("ABO") over previously recorded pension cost liabilities. The minimum pension liability adjustment is included in accrued retirement benefits on the balance sheet. An after-tax charge of $16,822 is included in accumulated other non-owner changes to equity, which is part of shareholders' equity. The principal cause of the accrual for a minimum pension liability adjustment was the decline in the value of equity securities held by the pension trusts.

          The Company provides certain other medical, dental and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company's practice to fund these benefits as incurred.

          A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:

                                                                                       Other
                                                             Pensions        Postretirement Benefits
----------------------------------------------------------------------------------------------------
                                                         2002         2001         2002         2001
----------------------------------------------------------------------------------------------------
Benefit obligation, January 1                      $  264,261    $ 245,250   $   72,060     $ 73,676
Service cost                                            8,034        7,436          726          562
Interest cost                                          18,622       18,224        5,231        5,114
Amendments                                              3,538           --        3,914           --
Actuarial loss                                          8,980       11,013        9,999          848
Benefits paid                                         (17,554)     (16,612)      (7,905)      (8,083)
Acquisition                                             3,851           --           --           --
Curtailment                                              (576)          --            -           --
Foreign exchange rate changes                           2,675       (1,050)          15          (57)
----------------------------------------------------------------------------------------------------
Benefit obligation, December 31                    $  291,831    $ 264,261   $   84,040     $ 72,060
====================================================================================================
Projected benefit obligations related to plans
 with benefit obligations in excess of assets      $  274,644    $  20,603
====================================================================================================
Accumulated benefit obligations related to plans
 with accumulated benefit obligations in
 excess of assets                                  $  120,007    $  18,704
====================================================================================================

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

                                                            Pension
------------------------------------------------------------------------
                                                       2002         2001
------------------------------------------------------------------------
Fair value of plan assets, January 1            $   307,135   $  324,370
Actual return on plan assets                        (45,642)        (346)
Company contributions                                 1,836          821
Plan participants' contributions                        156          138
Benefits paid                                       (17,554)     (16,612)
Foreign exchange rate changes                         1,368       (1,236)
------------------------------------------------------------------------
Fair value of plan assets, December 31          $   247,299   $  307,135
========================================================================
Assets related to plans with projected
 benefit obligations in excess of plan assets   $   224,392   $    7,705
========================================================================
Assets related to plans with accumulated
 benefit obligations in excess of plan assets   $    83,795   $    7,705
========================================================================

          A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

                                                                      Other
                                            Pensions         Postretirement Benefits
------------------------------------------------------------------------------------
                                        2002        2001           2002         2001
------------------------------------------------------------------------------------
Funded status                      $ (44,532)  $  42,874     $  (84,040)   $ (72,060)
Adjustments for unrecognized:
   Net (gains) losses                 62,045     (24,888)        21,981       13,486
   Prior services costs (benefits)     7,742       5,365          3,112       (2,245)
   Net asset at transition              (114)       (292)            --           --
------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost     $  25,141   $  23,059     $  (58,947)   $ (60,819)
====================================================================================

          Amounts recognized in the accompanying balance sheets consists of:

                                                                  Other
                                         Pensions       Postretirement Benefits
------------------------------------------------------------------------------
                                      2002       2001         2002        2001
------------------------------------------------------------------------------
Other assets
   Prepaid benefit cost          $  29,996   $ 34,421   $       --   $      --
   Intangible asset                  6,524         --           --          --
Accrued liabilities                 (1,082)    (1,082)      (9,042)     (8,594)
Accrued retirement benefits        (36,217)   (10,280)     (49,905)    (52,225)
Accumulated other
 non-owner changes to equity        25,920         --           --          --
------------------------------------------------------------------------------
Prepaid (accrued) benefit cost   $  25,141   $ 23,059   $  (58,947)  $ (60,819)
==============================================================================

          Pension deferred gains and losses that fall outside of a 10% corridor are amortized over 8.7 years or the remaining average service life of active participants, whichever is shorter.

          Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:

                                           2002      2001     2000
------------------------------------------------------------------
Weighted average discount rate            6.75%     7.25%    7.75%
Long-term rate of return on plan assets   9.50%     9.75%    9.75%
Increase in compensation                  4.50%     4.50%    4.75%

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Pension and other postretirement benefit expenses consisted of the following:

                                                                                      Other
                                                     Pensions               Postretirement Benefits
----------------------------------------------------------------------------------------------------
                                         2002         2001       2000      2002        2001     2000
----------------------------------------------------------------------------------------------------
Service cost                        $   8,034    $   7,436   $  6,264   $   776   $    562   $   481
Interest cost                          18,622       18,224     17,707     5,231      5,114     5,148
Expected return on plan assets        (30,153)     (29,130)   (27,601)       --         --        --
Amortization of transition assets        (191)        (442)    (1,636)       --         --        --
Recognized (gains) losses              (1,499)      (2,934)    (3,420)      731        253       144
Curtailment                              (572)          --         --        --         --        --
Prior service cost (benefits)           1,169        1,096      1,113      (718)    (1,320)   (1,321)
----------------------------------------------------------------------------------------------------
Benefit (credit) cost               $  (4,590)    $ (5,750)    (7,573)  $ 6,020   $  4,609   $ 4,452
====================================================================================================

          The Company's accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 14% at December 31, 2002, decreasing gradually to an ultimate rate of 5% at December 31, 2012. A one percentage point change in the assumed healthcare cost trend rate would have changed the ABO by approximately $1,490 at December 31, 2002, and would have changed the 2002 aggregate of the service and interest cost components of postretirement benefit expense by approximately $45.

11.       INCOME TAXES

          The components of income before income taxes and the income tax provision follow:

                                                2002         2001        2000
-----------------------------------------------------------------------------
Income before taxes:
  U.S.                                    $    7,120     $   2368    $ 19,763
  International                               25,991       21,091      28,827
-----------------------------------------------------------------------------
Income before income taxes                $   33,111     $ 23,459    $ 48,590
=============================================================================
Income tax provision:
  Current:
   U.S. - federal                         $    4,870     $ (3,407)   $  2,353
   U.S. - state                                2,213         (713)        674
   International                               4,050        3,699       4,035
-----------------------------------------------------------------------------
                                              11,133         (421)      7,062
-----------------------------------------------------------------------------
Deferred:
   U.S. - federal                             (4,350)       4,470       3,726
   U.S. - state                               (1,751)       1,121         683
   U.S. - state rate reduction                    --           --       1,181
   International                                 928         (832)        273
-----------------------------------------------------------------------------
                                              (5,173)       4,759       5,863
-----------------------------------------------------------------------------
Income tax provision                      $    5,960     $  4,338    $ 12,925
=============================================================================

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Deferred income tax assets and liabilities at December 31 consisted of the tax effects of temporary differences related to the following:

                                             Assets            Liabilities
-----------------------------------------------------------------------------
                                          2002       2001      2002      2001
-----------------------------------------------------------------------------
Allowance for doubtful accounts       $    512   $    756   $    --   $    --
Depreciation and amortization          (13,729)    (9,023)    1,791     2,930
Inventory valuation                      6,593      7,472     1,007       782
Postretirement/postemployment costs     22,548     23,325      (265)     (249)
Tax loss carry-forwards                 28,156     10,762        --        --
Other                                    2,129     (2,883)    4,158     3,293
-----------------------------------------------------------------------------
                                        46,659     30,409     6,691     6,756
Valuation allowance                     (8,025)    (7,924)       --        --
-----------------------------------------------------------------------------
                                      $ 38,634   $ 22,485   $ 6,691   $ 6,756
=============================================================================
Current deferred income taxes         $ 16,024   $ 16,702   $   946   $   688
Non-current deferred income taxes       22,610      5,783     5,745     6,068
-----------------------------------------------------------------------------
                                      $ 38,634   $ 22,485   $ 6,691   $ 6,756
=============================================================================

          The deferred income tax assets will be realized through reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. Tax loss carry-forwards of $67,523 have remaining carry-forward periods ranging from two years to unlimited. The Company has tax credit carry-forwards of $4,097, with remaining carry-forward periods ranging from one to 10 years.

          The Company has not recognized deferred income taxes on $149,937 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

          A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

                                            2002       2001      2000
---------------------------------------------------------------------
U.S. federal statutory income tax rate      35.0%      35.0%     35.0%
State taxes (net of federal benefit)         0.9        1.1       1.8
State tax rate reduction                      --         --       1.6
Foreign losses without tax benefit           3.6        3.6       0.8
Tax on foreign operations                  (16.0)     (22.8)    (12.7)
NASCO equity income                         (0.4)       0.1      (0.5)
Export sales benefit                        (1.3)      (1.5)     (0.9)
ESOP dividend                               (5.8)        --        --
Other                                        2.0        3.0       1.5
---------------------------------------------------------------------
Consolidated effective income tax rate      18.0%      18.5%     26.6%
=====================================================================

          Income taxes paid, net of refunds, were $1,906, $2,046 and $7,165 in 2002, 2001 and 2000, respectively.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.       COMPREHENSIVE INCOME

          Comprehensive income includes all changes in equity during a period except those resulting from investment by, and distributions to, stockholders. For the Company, comprehensive income includes net income and other non-owner changes to equity, which comprises foreign currency translation adjustments, deferred gains and losses related to certain derivative instruments and the minimum pension liability adjustment. The components of accumulated other non-owner changes to equity follow:

                                      Foreign           Unrealized             Minimum
                                     Currency            Losses on             Pension
                                  Translation              Hedging           Liability
                                  Adjustments           Activities          Adjustment        Total
---------------------------------------------------------------------------------------------------
Balance, January 1, 2000     $        (23,887)          $       --          $       --    $ (23,887)
2000 Change                             3,070                   --                  --        3,070
---------------------------------------------------------------------------------------------------
December 31, 2000                     (20,817)                  --                  --      (20,817)
2001 Change                            (1,244)                (662)                 --       (1,906)
---------------------------------------------------------------------------------------------------
December 31, 2001                     (22,061)                (662)                 --      (22,723)
2002 Change                             1,236                 (502)            (16,822)     (16,088)
---------------------------------------------------------------------------------------------------
December 31, 2002            $        (20,825)          $   (1,164)         $  (16,822)   $ (38,811)
===================================================================================================

13.       COMMON STOCK

          In 2002, 2001 and 2000, 414,944 shares, 290,591 shares and 351,237 shares, respectively, of common stock were issued from treasury for the exercise of stock options, various other incentive awards, purchases by the Employee Stock Purchase Plan and matching contributions to the RSP. In addition, 119,048 shares and 17,500 shares were issued from treasury in 2002, in connection with the acquisition of Spectrum and for the payment of charitable contributions, respectively. In 2002, 2001 and 2000, the Company acquired 56,888 shares, 436,502 shares and 594,406 shares, respectively, of the Company's common stock at a cost of $1,147, $8,798 and $9,197, respectively. These amounts exclude shares issued and reacquired in connection with certain stock-for-stock exercises under the Company's stock option plans. These reacquired shares were placed in treasury.

          The Company has a shareholder rights plan under which each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for $200. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The Rights are generally redeemable at $0.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the Company's common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

          If, following the acquisition of 35% or more of the outstanding shares of the Company's common stock, the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earnings power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

14.       PREFERRED STOCK

          At December 31, 2002 and 2001, the Company had 3,000,000 shares of preferred stock authorized, none of which were outstanding.

15.       STOCK PLANS

          Most U.S. salaried and non-union hourly employees are eligible to participate in the Company's 401(k) plan. Effective April 1, 2001, the 401(k) plan, previously called the Barnes Group Inc. Guaranteed Stock Plan (GSP), was amended and renamed the Barnes Group Inc. Retirement Savings Plan (RSP). The RSP continues to provide for the investment of employer and employee contributions in the Company's common stock and also provides other investment alternatives for employee contributions. Employee contributions to the RSP for investment in the Company's

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common stock after March 31, 2001, are no longer guaranteed a minimum rate of return. However, the Company continues to guarantee a minimum rate of return on certain pre-April 1, 2001, assets of the plan (see Note 18).

          The Company contributes an amount equal to 50% of employee contributions up to 6% of eligible compensation plus any guarantee payment. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The Company expenses all contributions made to the RSP. The Company recognized expense of $2,990, $3,560 and $2,295 in 2002, 2001 and 2000, respectively. As of December 31, 2002, the RSP held 3,167,133 shares of the Company's common stock.

          The Company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to the lesser of $21,250 or 10% of base compensation deducted from payroll for the purchase of the Company's common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 62,741, 62,691, and 75,052 in 2002, 2001 and 2000,
respectively. As of December 31, 2002, 256,527 additional shares may be purchased.

          The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers, directors and key employees in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. Options granted under the 1991 Plan that terminate without being exercised become available for future grants under the 1991 Plan. A maximum of 1,945,984 common shares are subject to issuance under this plan after December 31, 2002. As of December 31, 2002 and 2001, there were 171,832 and 627,421 shares, respectively, available for future grant under the 1991 Plan.

          The Barnes Group Inc. Employee Stock and Ownership Program (2000 Plan) was approved on April 12, 2000, and subsequently amended on April 10, 2002, by the Company's stockholders. The 2000 Plan permits the granting of incentive stock options, nonqualified stock options, restricted stock awards, performance share or cash unit awards and stock appreciation rights, or any combination of the foregoing, to eligible employees to purchase up to 3,450,000 shares of the Company's common stock. Such shares have been authorized and reserved. Options granted under the 2000 Plan that terminate without being exercised become available for future grants under the 2000 Plan. A maximum of 3,292,333 common shares are subject to issuance under this plan after December 31, 2002. As of December 31, 2002 and 2001, there were 749,432 and 325,125 shares, respectively, available for future grants under the 2000 Plan.

          In 1998, 60,000 incentive units and 75,000 stock options were granted under the Key Executive Stock Plan (Key Plan). There are no additional shares available for future grant. A maximum of 104,806 common shares are subject to issuance under the Key Plan after December 31, 2002.

          Compensation cost related to these plans was $2,588, $1,974 and $798 in 2002, 2001 and 2000, respectively. The Company recorded, in additional paid-in capital, tax benefits related to stock options of $1,148, $650 and $776 in 2002, 2001 and 2000, respectively.

          Data relating to options granted under these plans follow:

                                     2002                   2001                      2000
-------------------------------------------------------------------------------------------------
                                         Average                Average                   Average
                           Number of    Exercise   Number of   Exercise      Number of   Exercise
                             Shares        Price      Shares      Price         Shares      Price
-------------------------------------------------------------------------------------------------
Outstanding, January 1     3,374,792    $  19.61   2,471,992   $  19.74      1,808,775    $ 20.70
Granted                    1,242,843    $  22.66   1,447,681   $  18.81      1,207,622    $ 16.88
Exercised                    616,348    $  17.81     379,435   $  17.11        324,036    $ 12.75
Cancelled                     53,396    $  23.13     165,446   $  20.33        220,369    $ 22.22
-------------------------------------------------------------------------------------------------
Outstanding, December 31   3,947,891    $  20.80   3,374,792   $  19.61      2,471,992    $ 19.74
=================================================================================================
Exercisable, December 31   2,065,666    $  21.29   1,388,325   $  21.34        899,926    $ 21.36
=================================================================================================

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2002:

                        Options Outstanding           Options Exercisable
-------------------------------------------------------------------------
     Range of                   Average    Average                Average
     Exercise      Number     Remaining   Exercise      Number   Exercise
       Prices   of Shares  Life (Years)      Price   of Shares      Price
-------------------------------------------------------------------------
 $ 10 to $ 19   1,554,404          7.56   $  17.46     645,363   $  16.94
 $ 19 to $ 23   1,069,164          6.60   $  20.75     918,458   $  20.88
 $ 23 to $ 31   1,324,323          7.87   $  24.75     501,845   $  27.63

          Incentive stock rights under the 1991 Plan (rights) and restricted stock awards under the 2000 Plan and Key Plan (awards) entitle the holder to receive, without payment, one share of the Company's common stock after the expiration of the vesting period. Certain rights are also subject to the satisfaction of established performance goals. Additionally, holders of stock units and rights are credited with dividend equivalents, which are converted into additional units or rights, as the case may be. All rights have up to a five-year vesting period. In 2002, 213,300 rights and awards were granted; 14,609 rights and awards were credited to holders for dividend equivalents; 25,028 rights and awards, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 16,000 rights and awards were forfeited. As of December 31, 2002, there were 451,857 rights and awards outstanding.

          Under the Non-Employee Director Deferred Stock Plan each non-employee director is granted the right to receive 6,000 shares of the Company's common stock upon retirement. There were 6,000, 6,000 and 12,000 shares granted to new directors in 2002, 2001 and 2000, respectively. There are 54,000 shares reserved for issuance under this plan.

          Total shares reserved for issuance under all stock plans aggregated 5,653,650 at December 31, 2002.

16.       AVERAGE SHARES OUTSTANDING

          Net income per common share is computed in accordance with SFAS 128, "Earnings per Share." Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of all dilutive securities. Shares held by the RSP are considered outstanding for both basic and diluted earnings per share. There are no adjustments to net income for purposes of computing income available to common stockholders for the years ended December 31, 2002, 2001 and 2000. A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computation follows:

                                  Average Common Shares Outstanding
--------------------------------------------------------------------
                                     2002          2001         2000
--------------------------------------------------------------------
Basic                          18,750,442    18,506,247   18,568,359
  Dilutive effect of:
  Stock options                   288,036       273,651      101,413
  Stock incentive units           127,431       122,869      104,307
  Non-Employee
   Director Stock Plan             19,423        17,201       17,148
--------------------------------------------------------------------
Diluted                        19,185,332    18,919,968   18,791,227
====================================================================

      As of December 31, 2002, there were 3,947,891 stock options outstanding, of which 2,239,515 were considered dilutive and 1,708,376 were anti-dilutive.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.       INFORMATION ON BUSINESS SEGMENTS

          The Company's reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments, as follows:

          Associated Spring manufactures precision mechanical and nitrogen gas springs, manifold systems and other close-tolerance engineered metal components, principally for the electronics, telecommunications and transportation markets. Associated Spring's custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico, Germany, Singapore and China.

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

          Barnes Distribution is an international distributor of MRO supplies and a full-service provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components, principally manufactured by Associated Spring. Barnes Distribution, formerly known as Bowman Distribution, was formed from the combination of the Curtis acquisition and Bowman Distribution. Barnes Distribution's operations and markets are located primarily in the U.S., with additional locations in Canada, Europe, Asia, Mexico and Brazil. As indicated in Note 3, the Company acquired Kar Products, a leading full-service distributor of MRO supplies, on February 6, 2003. Kar Products will be included in the Barnes Distribution segment.

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

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          The following tables (dollars shown in millions) set forth information about the Company's operations by its three reportable business segments and by geographic area.

OPERATIONS BY REPORTABLE BUSINESS SEGMENT

                    Associated       Barnes         Barnes            Total
                        Spring    Aerospace   Distribution   Other      BGI
---------------------------------------------------------------------------
Revenues
---------------------------------------------------------------------------
2002                $    321.7   $    183.0   $      286.7  $ (7.4) $ 784.0
2001                     279.2        200.4          298.4    (9.2)   768.8
2000                     327.3        135.1          291.1   (13.5)   740.0

Operating profit
---------------------------------------------------------------------------
2002                $     28.1   $     10.8   $        7.5  $   --  $  46.4
2001                      19.4         16.4            5.5      --     41.3
2000                      44.0          8.0           12.9      --     64.9

Assets
---------------------------------------------------------------------------
2002                $    283.8   $    123.9   $      168.5  $ 76.3  $ 652.5
2001                     244.1        141.4          171.5    79.5    636.5
2000                     273.6        130.1          178.6    54.6    636.9

Depreciation and amortization
---------------------------------------------------------------------------
2002                $     15.5   $      9.2   $        7.7  $  1.2  $  33.6
2001                      16.8          9.7            9.9     0.6     37.0
2000                      17.8          8.6            9.0     0.5     35.9

Capital expenditures
---------------------------------------------------------------------------
2002                $      6.5   $      4.5   $        7.4  $  1.0  $  19.4
2001                       8.7         10.0            6.0     0.2     24.9
2000                      14.2          5.6            5.5     2.7     28.0

Notes:
In 2002 and 2001, respectively, one customer accounted for 11% and 13% of the Company's total revenue. In 2000, sales from any one customer did not exceed 10% of the Company's total revenues.

"Other" revenues represent the elimination of intersegment sales, the majority of which are sales by Associated Spring to Barnes Distribution.

The operating profit of Associated Spring includes income from its equity investment in NASCO of $1.1 million, $0.4 million and $1.6 million in 2002, 2001 and 2000, respectively.

The assets of Associated Spring include the NASCO investment of $9.9 million, $9.4 million and $10.0 million in 2002, 2001 and 2000, respectively.

"Other" assets include corporate controlled assets, the majority of which are cash and deferred tax assets.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          A reconciliation of the total reportable segments' operating profit to income before income taxes follows:

                               2002      2001      2000
-------------------------------------------------------
Operating profit            $  46.4   $  41.3   $  64.9
Interest income                 0.9       0.9       1.5
Interest expense              (14.8)    (16.2)    (15.1)
Other income (expense)          0.6      (2.5)     (2.7)
-------------------------------------------------------
Income before income taxes  $  33.1   $  23.5   $  48.6
=======================================================

OPERATIONS BY GEOGRAPHIC AREA
                                                        Inter-
----------------------------------------------------------------------------
Revenues             Domestic   International     geographical    Total BGI
----------------------------------------------------------------------------
2002                  $ 606.6   $       200.8     $      (23.4)   $   784.0
2001                    625.7           172.2            (29.1)       768.8
2000                    580.6           186.3            (26.9)       740.0
----------------------------------------------------------------------------

Long-lived assets
----------------------------------------------------------------------------
2002                  $ 269.7   $       121.6     $         --    $   391.3
2001                    266.4           107.8               --        374.2
2000                    262.4           118.2               --        380.6
===========================================================================

Notes:
International sales derived from any one country did not exceed 10% of the Company's total revenues.

Intergeographical sales are equally distributed between domestic and international.

18.       COMMITMENTS AND CONTINGENCIES

          LEASES

          The Company has various noncancellable operating leases for buildings, office space and equipment. As discussed in Note 9, the Company assumed certain debt related to capital leases with the acquisition of Spectrum. The balance of this debt at December 31, 2002, was $2,350. Rent expense was $10,257, $9,942 and $9,127 for 2002, 2001 and 2000, respectively. Minimum rental commitments under noncancellable leases in years 2003 through 2007 are $7,784, $6,816, $5,776, $4,843 and $1,960 and $7,187 thereafter.

          RETIREMENT SAVINGS PLAN

          The Company continues to guarantee a minimum rate of return on certain pre-April 2001 assets of its 401(k) Retirement Savings Plan (the Plan). This guarantee will become a liability for the Company only if, and to the extent that, the value of the related Company stock does not cover the guaranteed asset value when an employee who had invested in the Barnes Group stock investment election or vested in the Company match, which is paid in Barnes Group stock, withdraws from the Plan.

          The following table provides a number of hypothetical market values of the Company's stock compared to the estimated guarantee amounts based on those market values:

                    Stock Price               Plan
                      Per Share           Guarantee
---------------------------------------------------
                    $     25.00           $      30
                          20.00                 400
                          15.00               4,200
                          10.00              13,100
                           5.00              22,400
                           0.00              33,300

          At December 31, 2002, the value of the Company's guarantee on these assets was approximately $320.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          RESTRICTIONS ON STOCK CONSIDERATION FOR SPECTRUM

          The sole shareholder of Spectrum received 119,048 shares of the Company's common stock as partial consideration for Spectrum. For the one-year period following the required holding period under the federal securities laws, the sole shareholder has agreed not to sell the Company shares received in the acquisition at a price below $25.20 per share without the consent of the Company. In the event he sells any of the shares during that period with the consent of the Company or during the one month following that period, the Company will pay to him an amount equal to the difference between $25.20 per share and a lesser price at which he sells such shares.

          PRODUCT WARRANTIES

          The Company provides product warranties in connection with the sale of products. Product warranty liabilities were not significant as of December 31, 2002 and 2001.

[LOGO OF PRICEWATERHOUSECOOPERS]

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BARNES GROUP INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
January 31, 2003,
except for Note 3, which is as of February 6, 2003.

                                                               BARNES GROUP INC.

                                                          [GRAPHIC APPEARS HERE]

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars in millions,            First                 Second            Third              Fourth              Full
 except per share data)        Quarter                Quarter          Quarter             Quarter(1)           Year
====================================================================================================================
2002
Net sales                $       194.2          $       209.4    $       196.8       $       183.6     $       784.0
Gross Profit/(2)/                 63.9                   67.2             62.3                60.6             254.0
Operating income                  11.6                   13.7             10.0                 9.5              44.8
Net income                         6.8                    8.7              6.9                 4.8              27.2

Per common share:
Net income:
 Basic                   $        0.37          $        0.46    $        0.37       $        0.25     $        1.45
 Diluted                          0.36                   0.45             0.36                0.25              1.42
Dividends                         0.20                   0.20             0.20                0.20              0.80
Market prices
 (high-low)              $ 26.35-21.60          $ 25.80-21.00    $ 23.38-18.45       $ 22.90-17.50     $ 26.35-17.50
====================================================================================================================
2001
Net sales                $       199.3          $       199.5    $       186.5       $       183.5     $       768.8
Gross profit/(2)/                 66.7                   65.6             61.3                55.7             249.3
Operating income                  13.8                   13.4             11.6                 1.5              40.3
Net income                         7.3                    6.9              5.7                (0.8)             19.1

Per common share:
Net income
Basic                    $        0.39          $        0.37    $        0.31       $       (0.04)    $        1.03
Diluted                           0.39                   0.36             0.30               (0.04)             1.01
Dividends                         0.20                   0.20             0.20                0.20              0.80
Market prices
 (high-low)              $ 21.00-18.00          $ 24.70-18.25    $ 24.80-19.48       $ 24.94-19.20     $ 24.94-18.00
====================================================================================================================

/(1)/ The fourth quarter of 2001 includes a pre-tax charge of $4.8 million primarily related to a plant closure and severance costs.

/(2)/ Sales less cost of sales.

BARNES GROUP INC.

[GRAPHIC APPEARS HERE]

SELECTED FINANCIAL DATA

                                 2002         2001         2000         1999         1998/(1)/
=========================================================================================
Per common share/(2)/
-----------------------------------------------------------------------------------------
Net income
-----------------------------------------------------------------------------------------
 Basic                     $     1.45   $     1.03   $     1.92   $     1.47   $     1.72
-----------------------------------------------------------------------------------------
 Diluted                         1.42         1.01         1.90         1.46         1.69
-----------------------------------------------------------------------------------------
Dividends paid                   0.80         0.80         0.79         0.75         0.69
-----------------------------------------------------------------------------------------
Stockholders' equity
 (at year-end)                  10.98        10.77        10.82         9.58         9.51
-----------------------------------------------------------------------------------------
Stock price (at
 year-end)                      20.35        23.99        19.88        16.31        29.25
=========================================================================================
FOR THE YEAR (in
 thousands)
-----------------------------------------------------------------------------------------
Net sales                  $  784,036   $  768,821   $  740,032   $  622,356   $  651,183
-----------------------------------------------------------------------------------------
Operating income               44,840       40,320       62,949       46,107       55,279
-----------------------------------------------------------------------------------------
 As a percent of sales            5.7%         5.2%         8.5%         7.4%         8.5%
-----------------------------------------------------------------------------------------
Income before income       $   33,111   $   23,459   $   48,590   $   42,698   $   54,663
 taxes
-----------------------------------------------------------------------------------------
Income taxes                    5,960        4,338       12,925       14,086       20,196
-----------------------------------------------------------------------------------------
Net income                     27,151       19,121       35,665       28,612       34,494
-----------------------------------------------------------------------------------------
 As a percent of
  average stockholders'
  equity                         13.0%         9.5%        19.1%        15.4%        18.4%
-----------------------------------------------------------------------------------------
Depreciation and
 amortization              $   33.626   $   37,045   $   35,871   $   30,602   $   28,431
-----------------------------------------------------------------------------------------
Capital expenditures           19,367       24,857       28,042       27,823       34,843
-----------------------------------------------------------------------------------------
Average common shares
 outstanding/(3)/              18,750       18,506       18,568       19,418       20,096
=========================================================================================
YEAR-END FINANCIAL
 POSITION (in thousands)
-----------------------------------------------------------------------------------------
Working capital            $  106,558   $   72,931   $  114,502   $  103,165   $  106,884
-----------------------------------------------------------------------------------------
Current ratio                1.8 to 1     1.4 to 1     1.9 to 1     1.9 to 1     2.1 to 1
-----------------------------------------------------------------------------------------
Property, plant and
 equipment                 $  159,440   $  152,943   $  163,766   $  145,105   $  139,247
-----------------------------------------------------------------------------------------
Total assets                  652,530      636,505      636,941      516,282      418,904
-----------------------------------------------------------------------------------------
Long-term debt(4)             220,962      225,941      230,000      140,000       51,000
-----------------------------------------------------------------------------------------
Stockholders' equity          208,220      198,837      201,333      180,614      188,674
-----------------------------------------------------------------------------------------
Debt as a percent of
 total capitalization/(5)/       51.5%        53.8%        54.1%        45.7%        24.1%
=========================================================================================
YEAR-END STATISTICS
Employees                       5,172        5,150        5,471        4,020        3,847
=========================================================================================

/(1)/ Includes the $12.9 million pretax, $7.7 million after-tax charge
      ($0.38 per share) against income related to the accelerated retirement package for the Company's former president.

/(2)/ All per share data, other than earnings per common share, are based on common shares outstanding at the end of each year. Earnings per common share are based on weighted average common shares outstanding during each year.

/(3)/ Basic shares.

/(4)/ Long-term debt includes current and long-term portion.

/(5)/ Debt includes all interest-bearing debt and total capitalization includes interest-bearing debt and stockholders' equity.